FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 18, 2004

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82- ......................

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC
(Registrant)

DATE: February 18, 2004	By..........................................
Name: Susan M. Henderson
Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated February 18, 2004

1. Scheme of Arrangement

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or from an appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your Amersham Shares, or entitlements thereto through the VPS in Norway or Amersham ADSs, please send this document together with the accompanying documents at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected. If you have sold or transferred part of your registered holding of Amersham Shares, or entitlements thereto through the VPS in Norway or Amersham ADSs, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

This document should be read in conjunction with the accompanying documents, including the separate letter from the Chairman of Amersham, the blue and pink Forms of Proxy and the yellow Form of Election (if you are an Amersham Shareholder), the green VPS Voting Instruction Card and Norwegian language summary of some of the key information contained in this document (if you hold an entitlement to Amersham Shares through the VPS in Norway) and the white ADS Voting Instruction Card (if you are a registered holder of Amersham ADSs).

Recommended share exchange acquisition

by

General Electric Company and

GE Investments, Inc.

of

Amersham plc

by means of a

Scheme of Arrangement

under section 425 of the Companies Act 1985

A letter from the Chairman of Amersham, including a recommendation to vote in favour of the resolutions to be proposed at the Court Meeting and at the Amersham EGM, is set out in Part 1 (Letter from the Chairman of Amersham) of this document.

Notices convening the Court Meeting and the Amersham EGM, which will both be held at The Savoy Hotel, River Entrance, Savoy Place, London WC2R 0EU, England, on 17 March 2004, are set out at the end of this document. The Court Meeting will start at 10.30 a.m. (London time) and the Amersham EGM will start at 10.40 a.m. (London time) (or as soon thereafter as the Court Meeting shall have been concluded or adjourned). The action to be taken in respect of the Court Meeting and the Amersham EGM is set out on the next page, and in Section 9 of Part 1 (Letter from the Chairman of Amersham) and Section 7 of Part 2 (Explanatory Statement) of this document. It is very important that you use your vote in order that the Court can be satisfied that the votes cast constitute a fair representation of the views of the Amersham Shareholders.

Goldman Sachs is acting exclusively for GE and no one else in connection with the Acquisition and will not be responsible to anyone other than GE for providing the protections afforded to customers of Goldman Sachs nor for providing advice in relation to the Acquisition, or any matter referred to herein.

JPMorgan is acting exclusively for Amersham as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to customers of JPMorgan nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Morgan Stanley & Co. Limited is acting exclusively for Amersham as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Throughout this document, unless the context otherwise requires, references to “GE” mean both General Electric Company and GE Investments, Inc. who are together proposing to acquire Amersham plc.

Definitions used in this document are set out in Part 8 (Definitions) of this document.

Action to be taken

If you are an Amersham Shareholder, whether or not you intend to attend either or both of the Court Meeting and the Amersham EGM, please complete and sign the enclosed Forms of Proxy and return them in the enclosed reply-paid envelope (for use in the UK only) in accordance with the instructions printed thereon as soon as possible, but in any event, so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 3DW, United Kingdom, at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof. Forms of Proxy returned by fax will not be accepted. If the blue Form of Proxy for use at the Court Meeting is not lodged by then it may be handed to the Chairman of the Court Meeting at that meeting. However, in the case of the Amersham EGM, unless the pink Form of Proxy is lodged at least 48 hours before the time fixed for the meeting or any adjournment thereof, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the Amersham EGM, or any adjournment thereof, if you wish to do so. You may return the Forms of Proxy electronically by logging onto the website www.sharevote.co.uk and using the authentication reference number shown on your Form of Proxy. Full details of the procedures to be followed if you wish to return your Forms of Proxy electronically are given on the website. Electronic proxy appointments must be received at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof.

If you have any questions relating to this document or the completion and return of the Forms of Proxy or the Form of Election, please telephone our shareholder helpline on 0845 766 0776 (or, if you are calling from outside the United Kingdom, on +44 1903 702 767) between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday, until 17 March 2004. The helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial advice.

If you hold an entitlement to Amersham Shares through the VPS in Norway, please complete and sign the enclosed green VPS Voting Instruction Card and return it in the enclosed reply-paid envelope (for use in Norway only) in accordance with the instructions thereon as soon as possible, but in any event, so as to be received by DnB NOR Bank ASA, Verdipapirservice, 0021 Oslo, Norge, no later than 3.00 p.m. (Oslo time) on 10 March 2004. VPS Voting Instruction Cards returned by fax will not be accepted. If you have any questions relating to this document or the completion and return of the VPS Voting Instruction Card, please contact DnB NOR on telephone number 22 48 35 20 (or, if you are calling from outside Norway, on +47 22 48 35 20) between 8.00 a.m. and 4.00 p.m. (Oslo time) Monday to Friday, until 17 March 2004. The helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial advice.

If you are a registered holder of Amersham ADSs, please complete and sign the enclosed white ADS Voting Instruction Card and return it in the enclosed reply-paid envelope (for use in the US only) in accordance with the instructions thereon as soon as possible, but in any event, so as to be received by Citibank Shareholder Services, PO Box 8527, Edison, New Jersey, USA, 08818-9395, no later than 10.00 a.m. (New York time) on 10 March 2004. ADS Voting Instruction Cards returned by fax will not be accepted. If you hold your Amersham ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Amersham ADSs if you wish to vote. If you have any questions relating to this document or the completion and return of the ADS Voting Instruction Card, please contact Citibank, N.A. on telephone number 877 248 4237 (or, if you are calling from outside the US, on +1 877 248 4237) between 8.30 a.m. and 6.00 p.m. (New York time) Monday to Friday, until 17 March 2004. The helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial advice.

Securities law restrictions

The distribution of this document in jurisdictions other than the United Kingdom, the US and Norway may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document and the accompanying documents have been prepared for the purpose of complying with (i) English law, the City Code and the applicable rules of the UK Listing Authority and the London Stock Exchange, (ii) the applicable requirements of the US federal and state securities laws and the applicable rules and regulations of the NYSE (except to the extent exempt from such requirements) and (iii) the applicable Norwegian rules and regulations. This document and the Conditions and further terms set out in this document are governed by English law and are subject to the jurisdiction of the English courts. The delivery of New GE Shares to Amersham Shareholders and holders of Amersham ADSs under the Scheme has not been and will not be registered under the Securities Act in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof and Amersham will furnish this document to the SEC under the cover of a Form 6-K. Amersham Shareholders and holders of Amersham ADSs who are affiliates of Amersham or GE prior to, or will be affiliates of GE after, the Effective Date will be subject to certain US transfer restrictions relating to New GE Shares received under the Scheme. These transfer restrictions are explained in Section 16 of Part 2 (Explanatory Statement ) of this document. Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States. The information disclosed in this document may not be the same as that which would have been disclosed if this document had been prepared for the purpose of complying with the registration requirements of the Securities Act or in accordance with the laws and regulations of any other jurisdiction. This document is not a prospectus under Norwegian law and consequently it has not been and it will not be registered with any Norwegian securities authority. This document does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe, shares in any jurisdiction in which such offer or solicitation is unlawful.

Forward looking information

This document and other information published by GE and Amersham may contain forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of the GE Group resulting from and following the Acquisition. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the Conditions, GE’s ability to successfully combine the businesses of GE Medical and Amersham and to realise expected synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. More detailed information about certain of these factors is contained in General Electric’s and Amersham’s filings with the SEC. Neither GE nor Amersham undertakes any obligation to update the forward looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Dealings

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of General Electric or of Amersham, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of General Electric or Amersham is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service as specified in the Listing Rules and the Panel by not later than 12 noon (London time) on the London business day following the date of the transaction of every dealing in such securities during the period to the Effective Date. Dealings by GE or by Amersham or by their respective “associates” (within the definition set out in the City Code) in any class of securities of General Electric or Amersham until the end of such period must also be disclosed. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

[THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or date (2004)

Latest time for receipt by the Norwegian Sub-registrar of completed green VPS Voting Instruction Cards from holders of entitlements to Amersham Shares through the VPS in Norway	3.00 p.m. (Oslo time) on 10 March
Latest time for receipt by the Depositary of completed white ADS Voting Instruction Cards from registered holders of Amersham ADSs[1]	10.00 a.m. (New York time) on 10 March
Latest time for receipt by the Registrar of completed blue Forms of Proxy for the Court Meeting[2]	10.30 a.m. on 15 March
Latest time for receipt by the Registrar of completed pink Forms of Proxy for the Amersham EGM and yellow Forms of Election[2]	10.40 a.m. on 15 March
Voting Record Time	6.00 p.m. on 15 March
Court Meeting	10.30 a.m. on 17 March
Amersham EGM	10.40 a.m. on 17 March[3]
10 day trading period upon which the Exchange Ratio will be calculated	23 March - 5 April[4]
Record date for proposed Amersham dividend	2 April[4]
Initial Court Hearing (to sanction the Scheme)	5 April[4]
Suspension of registration of transfers of Amersham Shares[5]	6.00 p.m. on 5 April[4]
Last day for dealings in Amersham Shares and Amersham ADSs	6 April[4]
Scheme Record Time	6.00 p.m. on 6 April[4]
Final Court Hearing (to confirm the reduction of capital)	7 April[4]
Effective Date	8 April[4]
Announcement of Exchange Ratio	8 April[4]
Expected announcement of General Electric’s first quarter results for 2004	8 April
Settlement of GE CDIs and New GE Shares to be issued through DTCC	8 April[4]
Dealings in New GE Shares commence	8 April[4]
Latest date for despatch of share certificates for New GE Shares and settlement of fractional entitlement payments	22 April[4]
Expected date for payment of proposed Amersham dividend	28 May[4]

[1]	If you hold your Amersham ADSs indirectly you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Amersham ADS if you wish to vote.

[2]	A blue Form of Proxy for the Court Meeting not so lodged may be handed to the Chairman of the Court Meeting at that meeting. However, to be valid the pink Forms of Proxy for the Amersham EGM must be lodged by 10.40 a.m. on 15 March, or if the Amersham EGM is adjourned, at least 48 hours prior to the adjourned meeting.
[3]	The Amersham EGM will commence at the time specified above or, if later, as soon thereafter as the Court Meeting shall have been concluded or adjourned.
[4]	These dates are indicative only and will depend, amongst other things, on the dates upon which the Court sanctions the Scheme and/or confirms the reduction of capital.
[5]	Dealings in Amersham Shares after the third business day prior to the date of the Initial Court Hearing (which is expected to be 31 March 2004) will not, in accordance with normal settlement procedures, be registered prior to the Scheme Record Time.

Unless otherwise stated, references to times are to London time.

PART 1

LETTER FROM THE CHAIRMAN OF AMERSHAM

Amersham plc Amersham Place Little Chalfont Buckinghamshire HP7 9NA

Registered in England and Wales No. 1002610

17 February 2004

To Amersham Shareholders and holders of Amersham ADSs and, for information only, to holders of options granted under the Amersham Employee Share Schemes

Dear Shareholder,

Recommended share exchange acquisition by General Electric Company and GE Investments, Inc. of Amersham plc

1.     Introduction

I am writing to you to set out the terms of the acquisition of Amersham by GE, to explain the background to and reasons for our recommendation of the Acquisition, and to seek your support and approval for the Acquisition.

In order to approve the terms of the Acquisition, you will need to vote in favour of the resolutions to be proposed at two shareholder meetings (the Court Meeting and the Extraordinary General Meeting) to be held at The Savoy Hotel, River Entrance, Savoy Place, London, WC2R 0EU, England on 17 March 2004 from 10.30 a.m. The actions you should take, and the recommendation of the Amersham Board, are set out in Sections 9 and 12, respectively, of this Part 1.

2.     Summary of the Acquisition

On 10 October 2003, Amersham and GE announced that they had reached agreement on the principal terms of a recommended pre-conditional share exchange acquisition of Amersham by GE. Since then, we have been working together to satisfy the pre-conditions, which have now been met.

The Acquisition will, subject to the satisfaction or waiver of the Conditions, be implemented by way of a scheme of arrangement of Amersham under section 425 of the Companies Act, which is expected to complete on 8 April 2004. Under the terms of the Acquisition, holders of Amersham Securities will be entitled to receive New GE Shares in exchange for the cancellation of their Amersham Securities on the basis of an Exchange Ratio and an ADS Exchange Ratio that will be finally determined on the day prior to the Final Hearing Date.

Holders of Amersham Securities will be entitled to receive New GE Shares on the following basis:

•	for each Amersham Share, a number of New GE Shares as determined by the Exchange Ratio, such number not to exceed 0.5571; and

•	for each Amersham ADS, a number of New GE Shares as determined by the ADS Exchange Ratio, such number not to exceed 2.7855.

If the Exchange Ratio were calculated on the basis of the Sterling GE Price at Posting of £17.84, Amersham Shareholders would be entitled to 0.4483 New GE Shares for each Amersham Share held (or to which they were entitled through the VPS), implying a Sterling Value at Posting for each Amersham Share of £8.00. If the ADS Exchange Ratio were calculated on the basis of the Sterling GE Price at Posting of £17.84, holders of Amersham ADSs would be entitled to 2.2415 New GE Shares for each Amersham ADS held, implying a Sterling Value at Posting for each Amersham ADS of £40.00. As described in Section 2 of Part 2 (Explanatory Statement) of this document, if the Final Sterling GE Price is greater than the Sterling GE Price at Posting, the Exchange Ratio and the ADS Exchange Ratio will be calculated so as to give Amersham Shareholders and holders of Amersham ADSs the benefit of this increase until the Sterling Value of the New GE Shares to be delivered increases to a maximum of £8.08 for each Amersham Share (£40.40 for each Amersham ADS). If the Final Sterling GE Price is less than the Sterling GE Price at Posting, the Exchange Ratio and the ADS Exchange Ratio will be calculated so that the number of New GE Shares to be delivered will give each Amersham Share a Sterling Value of £8.00 (£40.00 for each Amersham ADS), subject to the Maximum Exchange Ratio of 0.5571 (or, in relation to the ADS Exchange Ratio, 2.7855). Further details of how the Exchange Ratio will be finally determined are set out in Section 2 of Part 2 (Explanatory Statement) of this document. The sterling amount realisable upon the sale of a New GE Share at the time such share is delivered to a holder of Amersham Securities (or at any subsequent time) will depend upon both the market price of a GE Share and the relevant exchange rate at that time. Such amount may be more or less than £8.00 or £8.08, as the case may be.

If the Exchange Ratio were calculated on the basis of the Sterling GE Price at Posting, up to 316.2 million New GE Shares (322.2 million on a diluted basis using the treasury method) would be delivered under the Acquisition, representing approximately 3 per cent. of the issued share capital of General Electric as enlarged by the Acquisition. On the basis of the Maximum Exchange Ratio, the Acquisition would result in the delivery of 393.0 million New GE Shares (400.4 million on a diluted basis using the treasury method) representing approximately 4 per cent. of the issued share capital of General Electric as enlarged by the Acquisition.

On the basis described above, using the Sterling GE Price at Posting, the Sterling Value at Posting of each Amersham Share would be £8.00, and the value of the diluted share capital of Amersham would be approximately £5.8 billion. These terms represent a premium of approximately 45 per cent. to the price of an Amersham Share of £5.52 as at the close of business on 7 October 2003, the last trading day prior to the announcement by Amersham that it had received an approach.

As announced today, Amersham Shareholders will be entitled, subject to completion of the Acquisition, to receive from Amersham a dividend of 5.92p for each Amersham Share in respect of the year ended 31 December 2003 payable to shareholders on the register of members of Amersham on the last trading day prior to the Initial Court Hearing (anticipated to be 2 April 2004). This dividend is expected to be paid by Amersham on 28 May 2004 in accordance with existing arrangements for dividend payments.

The New GE Shares delivered under the Acquisition will rank pari passu in all respects with the existing GE Shares. The New GE Shares will rank pari passu for any dividend declared or paid by General Electric by reference to a record date on or after the Effective Date. Assuming the Effective Date is, as expected, 8 April 2004, it is anticipated that the first dividend to which holders of Amersham Securities who receive and retain New GE Shares would be entitled will have a record date in June 2004 and will be paid by General Electric in July 2004.

With effect from the close of trading on the day of the Final Court Hearing, Amersham Securities will not be listed on any stock exchange. The New GE Shares will be listed on the NYSE, as well as the London Stock Exchange, the Boston Stock Exchange and Euronext Paris.

Further details of the Acquisition and the Scheme can be found in Part 2 (Explanatory Statement) of this document.

3.     Current trading

In its preliminary unaudited results for the year ended 31 December 2003, Amersham reported sales of £1,652 million (2002: £1,618 million), total operating profit (before exceptional items and goodwill amortisation) of £299 million (2002: £310 million), earnings for each Amersham Share before exceptional items and goodwill amortisation of 29.0p (2002: 29.9p) and net debt of £147 million (2002: £182 million). Sir William Castell commented: “Our strong results in the second half of 2003 reflect unwavering focus on our business fundamentals. We continued to expand sales of our patented Medical Diagnostics products at an excellent rate; delivered stronger second half growth in Protein Separations, moved Discovery Systems into profit in the second half, ahead of schedule, and we delivered improved underlying margins for Amersham”.

4.     Background to and reasons for the recommendation of the Acquisition

The Amersham Board believes the terms of the Acquisition represent attractive value for holders of Amersham Securities.

Amersham is a global leader in medical diagnostics and in life sciences. Its strategy has been to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively.

In 1997, Amersham merged its life science business with the biotech division of Pharmacia & Upjohn to form Amersham Pharmacia Biotech, now known as Amersham Biosciences, in which it held a 55 per cent. interest. In the same year, Amersham merged with Nycomed ASA of Norway. This gave Amersham the global franchise and breadth of skills in medical diagnostics and life sciences that are critical for delivering its strategy in molecular medicine – skills that it has since built on and strengthened into two fully-fledged profitable businesses. Amersham’s purchase of the remaining equity in Amersham Biosciences in 2002 completed the process of merging the businesses, enabling Amersham to draw on a skill base in molecular medicine across the Amersham Group and to drive towards its long-term vision of enabling personalised medicine.

The combination of Amersham and GE Medical to form GE Healthcare will accelerate this vision. In particular, Amersham will add new, high-technology platforms and skills in biology and chemistry to GE Medical’s diagnostic imaging, healthcare services and information technology businesses.

Through the combination of skills in imaging, engineering, biology, chemistry and instrumentation, GE Healthcare will be able to take the knowledge being generated in gene and protein research directly into diagnosis. GE Healthcare will have the competences, the marketing reach and the financial resources to bring disease prediction, diagnosis and personalised treatment into the mainstream of medical practice.

In particular, the Amersham Directors believe the Acquisition will:

•	position the combined business for a new chapter in medicine by creating a healthcare business with broad expertise in imaging, diagnostic pharmaceuticals and drug discovery;

•	accelerate the development of molecular imaging and personalised medicine by accelerating and bringing to market new targeted imaging agents and diagnostics that will enable our customers to diagnose, treat and monitor diseases at an earlier stage than ever before; and

•	expand the addressable customer base, providing significant new channels for each company’s products and services around the world.

GE Healthcare will comprise technology and service driven healthcare businesses which had combined 2003 pro-forma revenues of approximately $13 billion.

5.     Directors’ undertakings to support the Acquisition

Undertakings to vote in favour of the Scheme have been received by GE from Amersham Directors (and the spouse of one director) who hold in aggregate 470,406 Amersham Shares (representing 0.067 per cent. of the issued share capital of Amersham). Such undertakings will cease to be binding if the Amersham Board withdraws its recommendation of the Acquisition.

6.     Management and employees

GE has stated that it attaches great importance to the skills and experience of the existing management and employees of the Amersham Group and believes that such management and employees will benefit from the greater opportunities within the GE Group following completion of the Acquisition. Following completion of the Acquisition, the existing employment rights, including pension rights, of all management and employees of the Amersham Group will be fully safeguarded.

Following completion of the Acquisition, Sir William Castell will become a Vice Chairman and member of the General Electric Board and, as CEO of GE Healthcare, will have financial and leadership responsibility for GE Healthcare, the combined Amersham and GE Medical businesses. Joseph Hogan, Senior Vice President of General Electric, will continue to lead the GE Medical business. The GE Healthcare business will be based with Sir William Castell in the United Kingdom.

7.     Amersham Employee Share Schemes

Following the making by the Court of an order sanctioning the Scheme (expected to take place at the Initial Court Hearing on 5 April 2004), all options and awards granted under the Amersham Employee Share Schemes will be capable of exercise or release. Details of how these options and awards will be affected by the Scheme can be found in Section 10 of Part 7 (Additional Information) of this document. Holders of options and awards granted under the Amersham Employee Share Schemes will also receive separate documentation explaining the effect of the Acquisition on their entitlements and the choices open to them.

8.     Taxation

The taxation consequences of the Scheme will depend upon the jurisdiction in which you are resident. Summaries of the tax consequences of the Scheme for Amersham Shareholders resident for tax purposes in the United Kingdom, for holders of Amersham Securities who are subject to US federal tax and for holders of entitlements to Amersham Shares through the VPS who are resident for tax purposes in Norway are set out in Sections 13, 14 and 15, respectively, of Part 2 (Explanatory Statement) of this document. If you are in any doubt as to your tax position you should consult an appropriate independent professional adviser.

9.     Action to be taken

You will find enclosed with this document:

If you are a registered holder of Amersham Shares

•	a separate letter from me including a question and answer section to explain certain features of the Acquisition and the Scheme;

•	a blue Form of Proxy for use in respect of the Court Meeting;

•	a pink Form of Proxy for use in respect of the Amersham EGM; and

•	a yellow Form of Election for you to make an election, if desired, as described in paragraph (b) below.

If you hold an entitlement to Amersham Shares through the VPS in Norway

•	a separate letter from me including a question and answer section to explain certain features of the Acquisition and the Scheme;

•	a Norwegian language summary of some of the key information contained in this document; and

•	a green VPS Voting Instruction Card for use in respect of the Court Meeting and Amersham EGM.

If you are a registered holder of Amersham ADSs

•	a separate letter from me including a question and answer section to explain certain features of the Acquisition and the Scheme; and

•	a white ADS Voting Instruction Card for use in respect of the Court Meeting and Amersham EGM.

It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of Amersham Shareholder opinion. You are therefore strongly urged to return your Forms of Proxy, your VPS Voting Instruction Card or your ADS Voting Instruction Card (as appropriate), as soon as possible and in any event by the dates set out in paragraph (a) below.

(a)    The Court Meeting and the Amersham EGM

(i)    Amersham Shares on the UK register

If you are a registered holder of Amersham Shares, whether or not you intend to attend these meetings, please complete and sign both Forms of Proxy in accordance with the instructions printed thereon and return them either by post or by hand to the Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 3DW, United Kingdom, in each case so as to be received as soon as possible and in any event at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof. A reply-paid envelope (for use in the United Kingdom only) is enclosed for this purpose. Forms of Proxy returned by fax will not be accepted.

You may return the Forms of Proxy electronically by logging onto the website www.sharevote.co.uk and using the authentication reference number shown on your Form of Proxy. Full details of the procedure to be followed if you wish to return your Forms of Proxy electronically are given on the website and the current terms and conditions of this service are set out in Section 14 of Part 7 (Additional Information) of this document. Electronic proxy appointments must be received at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof.

If the blue Form of Proxy relating to the Court Meeting is not lodged by the relevant time, it may be handed to the Chairman of the Court Meeting at that meeting. However, in the case of the Amersham EGM, unless the pink Form of Proxy is lodged so as to be received by 10.40 a.m. on 15 March 2004 (or where the Amersham EGM is adjourned, at least 48 hours before the time fixed for the adjourned Amersham EGM) and in accordance with the instructions on the pink Form of Proxy, it will be invalid.

The completion and return of a Form of Proxy will not prevent you from attending and voting in person at the Court Meeting or Amersham EGM, or any adjournment thereof, if you so wish.

Please note that, in relation to the blue Form of Proxy for the Court Meeting, your proxy may vote or abstain as he or she thinks fit on any modifications to the Scheme or any other business that may properly come before the Court Meeting unless otherwise instructed. In relation to the pink Form of Proxy for the Amersham EGM, if you do not give a specific voting instruction on the resolution to be considered at the Amersham EGM by placing a mark in the appropriate box, your proxy will be free to vote or abstain in relation to the resolution as he or she thinks fit. Unless you specifically instruct otherwise, your proxy may also vote or abstain as he or she thinks fit on any other business (including any amendments to the resolution to be proposed at the Amersham EGM) which may properly come before the Amersham EGM.

If you have any questions relating to this document or the completion and return of the Forms of Proxy, please telephone our shareholder helpline on 0845 766 0776 (or, if you are calling from outside the United Kingdom, on +44 1903 702 767) between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday, until 17 March 2004. The helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial advice.

(ii)    Entitlements to Amersham Shares held through the VPS in Norway

If you hold an entitlement to Amersham Shares through the VPS in Norway, you may instruct DnB NOR, as Norwegian Sub-registrar, how to vote at the Court Meeting and/or Amersham EGM in respect of the Amersham Shares to which you hold an entitlement. A green VPS Voting Instruction Card is enclosed for this purpose and must be completed, signed and returned in accordance with the instructions printed thereon to DnB NOR Bank ASA, Verdipapirservice, 0021 Oslo, Norge, so that it is received as soon as possible and in any event no later than 3.00 p.m. (Oslo time) on 10 March 2004. A reply-paid envelope (for use in Norway only) is enclosed for this purpose. VPS Voting Instruction Cards returned by fax will not be accepted.

You may vote in person at the Court Meeting and/or the Amersham EGM if you become the registered holder of the Amersham Shares to which you hold an entitlement. You may become the registered holder by requesting DnB NOR, as Norwegian Sub-registrar, to exchange the interest which you hold through the VPS in Norway for the Amersham Shares which are registered on the main UK register of members of Amersham to which you hold an entitlement in accordance with the terms of the VPS Registrar Agreement. Any requests for such exchange must be received by DnB NOR no later than 3.00 p.m. (Oslo time) on 10 March 2004.

If you would like further information on how to exchange your shares or have any questions relating to this document or the completion and return of the VPS Voting Instruction Card, please contact DnB NOR on telephone number 22 48 35 20 (or, if you are calling from outside Norway, on +47 22 48 35 20) between 8.00 a.m. and 4.00 p.m. (Oslo time) Monday to Friday, until 17 March 2004. The helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial advice.

(iii)    Amersham ADSs

If you are a registered holder of Amersham ADSs, you may instruct Citibank, N.A., as the Depositary, how to vote the Amersham Shares underlying your Amersham ADSs at the Court Meeting and/or Amersham EGM. A white ADS Voting Instruction Card is enclosed for this purpose and must be completed, signed and returned in accordance with the instructions printed thereon to Citibank Shareholder Services, PO Box 8527, Edison, New Jersey, USA, 08818-9395, so that it is received as soon as possible and in any event no later than 10.00 a.m. (New York time) on 10 March 2004. A reply-paid envelope (for use in the US only) is enclosed for this purpose. ADS Voting Instruction Cards returned by fax will not be accepted. If you hold your Amersham ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Amersham ADSs if you wish to vote.

You may vote in person at the Court Meeting and/or the Amersham EGM if you become the registered holder of the Amersham Shares underlying your Amersham ADSs by arranging for the surrender of your Amersham ADSs in accordance with the terms and conditions of the Deposit Agreement.

If you would like further information on surrendering your Amersham ADSs or have any questions relating to this document or the completion and return of the ADS Voting Instruction Card, please contact Citibank, N.A. on telephone number 877 248 4237 (or, if you are calling from outside the US, on +1 877 248 4237) between 8.30 a.m. and 6.00 p.m. (New York time) Monday to Friday, until 17 March 2004. The helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial advice.

(b)    Election

The Acquisition is being made jointly by General Electric and GE Investments.

It may be relevant to you whether you receive your New GE Shares from General Electric or from GE Investments. In particular, UK rollover relief (for the purposes of taxation of chargeable gains) will only be available to an eligible Amersham Shareholder to the extent that such shareholder’s Amersham Shares are cancelled in exchange for New GE Shares received from General Electric rather than from GE Investments. This would involve a prior reclassification of your Amersham Shares as A Ordinary Shares as described in Section 5 of Part 2 (Explanatory Statement) of this document.

If you hold Amersham Shares and want to receive the New GE Shares to which you become entitled under the Scheme from General Electric, you should complete and sign the enclosed yellow Form of Election and return it in the enclosed reply-paid envelope (for use in the United Kingdom only) in accordance with the instructions printed thereon as soon as possible, but in any event, so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 3DW, United Kingdom, no later than 10.40 a.m. (London time) on 15 March 2004 (or such later date as may be publicly announced by Amersham and GE). Any election made by an Amersham Shareholder shall (unless otherwise agreed by Amersham and GE) be made in respect of all of the Amersham Shares held by him or her at the Reclassification Record Time. On implementation of the Scheme, General Electric will deliver approximately 75 per cent. of the New GE Shares to be delivered under the Scheme. Information on the allocation procedures where elections are received for greater or less than 75 per cent. of the New GE Shares is set out in Section 7 of Part 2 (Explanatory Statement) of this document.

If you are not concerned whether you receive New GE Shares from General Electric you need not complete a Form of Election.

The rights attaching to the New GE Shares will be identical whether they are delivered by General Electric or GE Investments.

If you hold an entitlement to Amersham Shares through the VPS in Norway or you are a registered holder of Amersham ADSs, you may request in writing when returning your VPS Voting Instruction Card or your ADS Voting Instruction Card (as appropriate) to receive the New GE Shares to which you become entitled under the Scheme from General Electric rather than from GE Investments.

10.    Dealing facility

On announcement of the transaction, GE stated it would provide holders of Amersham Securities who own 5,000 or fewer Amersham Shares (1,000 or fewer Amersham ADSs) with a free dealing facility, enabling them to sell New GE Shares received as part of the transaction without incurring dealing charges. Despite extensive discussions, GE has not yet obtained the regulatory clearances it requires to provide such a dealing facility. We continue to explore with GE alternative means by which these holders of Amersham Securities can sell their New GE Shares without incurring dealing charges. Any such arrangements will be subject to regulatory clearances being obtained on a reasonably practicable basis. These clearances have not yet been obtained and there is no assurance that they will be forthcoming.

Further details will be sent to relevant holders of Amersham Securities at the appropriate time.

11.    Overseas shareholders

Persons resident in, or citizens of, jurisdictions outside the United Kingdom, the US and Norway should refer to Section 16 of Part 2 (Explanatory Statement) of this document which contains important information relevant to you.

12.    Recommendation

The Amersham Board, which has been so advised by JPMorgan and Morgan Stanley, considers the terms of the Acquisition to be fair and reasonable. In providing advice to the Amersham Board, JPMorgan and Morgan Stanley have taken into account the commercial assessment of the Amersham Board.

The Amersham Board believes that the terms of the Acquisition (including the Scheme) are in the best interests of Amersham Shareholders as a whole and unanimously recommends that Amersham Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the Amersham EGM, as the Amersham Directors who hold Amersham Shares have undertaken to do in respect of their own beneficial holdings.

Yours faithfully,

Donald Brydon

Chairman, Amersham plc

PART 2

EXPLANATORY STATEMENT

(in compliance with section 426 of the Companies Act)

J.P. Morgan plc 125 London Wall London EC2Y 5AJ	Morgan Stanley & Co. Limited 25 Cabot Square London E14 4QA
Registered in England and Wales no. 248609	Registered in England and Wales no. 2164628

17 February 2004

To Amersham Shareholders and holders of Amersham ADSs and, for information only, to holders of options granted under the Amersham Employee Share Schemes

Dear Shareholder,

Recommended share exchange acquisition by General Electric Company and GE Investments, Inc. of Amersham plc

1.     Introduction

On 10 October 2003, GE and Amersham announced their agreement on the principal terms of a recommended share exchange acquisition by GE of Amersham. Subject to the satisfaction or waiver of the Conditions, the Acquisition will be implemented by means of a scheme of arrangement under section 425 of the Companies Act.

Your attention is drawn to the letter from the Chairman of Amersham set out in Part 1 (Letter from the Chairman of Amersham) of this document which forms part of the Explanatory Statement and which contains, amongst other things, information on the reasons for the Acquisition and the unanimous recommendation by the Amersham Board to Amersham Shareholders to vote in favour of the resolutions to approve and implement the Acquisition to be proposed at the Court Meeting and the Amersham EGM. Your attention is also drawn to the information in the other Parts of this document, which also form part of the Explanatory Statement.

The Amersham Board has been advised by JPMorgan and Morgan Stanley in connection with the Acquisition and the Scheme. We have been authorised by the Amersham Board to write to you to explain the terms of the Acquisition and the Scheme and to provide you with other relevant information.

Statements made or referred to in this letter which refer to GE’s reasons for the Acquisition, to information concerning the business of the GE Group and to the intentions and expectations regarding the GE Group, reflect the views of the boards of directors of both General Electric and GE Investments. Statements made or referred to in this letter which refer to the background to the recommendation of the Amersham Board, to information concerning the business of the Amersham Group and to expectations regarding Amersham, reflect the views of the Amersham Board.

2.     Summary of the terms of the Acquisition and the Scheme

The Acquisition is to be implemented by means of a scheme of arrangement between Amersham and its shareholders under section 425 of the Companies Act. The Acquisition will not be completed unless all the Conditions set out in Part 3 (Conditions to the Scheme and the Acquisition) of this document have been satisfied or, if permitted, waived by the close of business (London time) on 31 December 2004, or such later date as Amersham and GE may propose and the Court may approve. These Conditions include the approval of the terms of the Scheme by the requisite majorities of the Amersham Shareholders at the Court Meeting and the Amersham EGM and the sanction of the Scheme and confirmation of the reduction of capital (which forms part of the Scheme) by the Court. The requisite majorities are described in Section 5 of this Part 2. The full terms of the Scheme are set out in Part 9

(The Scheme of Arrangement) of this document. GE has agreed to undertake to the Court to be bound by the terms of the Scheme.

(a)    Consideration

Under the terms of the Scheme and subject to the Conditions and the further terms set out in this document, Amersham Shareholders and holders of Amersham ADSs will be entitled to receive New GE Shares on the following basis:

•	for each Amersham Share, a number of New GE Shares as determined by the Exchange Ratio, such number not to exceed 0.5571; and

•	for each Amersham ADS, a number of New GE Shares as determined by the ADS Exchange Ratio, such number not to exceed 2.7855.

The Exchange Ratio and the ADS Exchange Ratio will be finally determined on the day prior to the Final Hearing Date (as described in paragraph (b) below).

Further details of the financial effects of the Acquisition for holders of Amersham Securities are set out in paragraph (d) below.

If the Exchange Ratio were calculated on the basis of the Sterling GE Price at Posting, up to 316.2 million New GE Shares (322.2 million on a diluted basis using the treasury method) would be delivered under the Acquisition, representing approximately 3 per cent. of the issued share capital of General Electric as enlarged by the Acquisition. On the basis of the Maximum Exchange Ratio, the Acquisition would result in the delivery of 393.0 million New GE Shares (400.4 million on a diluted basis using the treasury method), representing approximately 4 per cent. of the issued share capital of General Electric as enlarged by the Acquisition.

No fractions of New GE Shares will be delivered to registered holders of Amersham Securities. Fractional entitlements to New GE Shares will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to the registered holders of Amersham Securities entitled to them. None of GE nor any person acting on behalf of it shall have any liability to any person for any loss or alleged loss arising from the price, timing or manner of any sale in connection therewith. Details of how such cash entitlements (if any) will be paid to the registered holders of Amersham Securities entitled to them are set out in Section 9 of this Part 2.

The New GE Shares to be delivered as consideration under the Acquisition are described in Section 12 of this Part 2.

The Scheme provides that, as an initial step, the issued share capital of Amersham will be reclassified into two classes of shares, namely A Ordinary Shares and B Ordinary Shares, each as described more fully in Section 5 of this Part 2.

(b)    Exchange Ratio mechanism

The Exchange Ratio and the ADS Exchange Ratio, representing the number of New GE Shares which will be delivered in respect of each Amersham Share or Amersham ADS (as appropriate) under the terms of the Scheme, will be finally determined on the day prior to the Final Hearing Date.

The Exchange Ratio will be calculated by dividing £8.00 by the Final Sterling GE Price, save that:

(i)	the Exchange Ratio shall not, in any circumstances, exceed 0.5571 New GE Shares for each Amersham Share;

(ii)	if the Final Sterling GE Price exceeds the Sterling GE Price at Posting by no more than 1 per cent., the Exchange Ratio will be the same as the Exchange Ratio at Posting (i.e. calculated by dividing £8.00 by the Sterling GE Price at Posting of £17.84 rather than by dividing £8.00 by the Final Sterling GE Price). This will enable holders of Amersham Securities to receive the benefit of this increase up to a Sterling Value of £8.08 for each Amersham Share; and

(iii)	if the Final Sterling GE Price exceeds the Sterling GE Price at Posting by more than 1 per cent., the Exchange Ratio will be calculated by dividing £8.08 by the Final Sterling GE Price.

The ADS Exchange Ratio will be determined by multiplying the Exchange Ratio (calculated as described above) by five.

The sterling amount realisable upon the sale of a New GE Share at the time such share is delivered to a holder of Amersham Securities (or at any subsequent time) will depend upon both the market price of a GE Share and the relevant exchange rate at that time. Such amount may be more or less than £8.00 or £8.08, as the case may be.

Although on the basis of the current timetable this is not expected to occur, if the GE Shares trade both with and without an entitlement to receive any dividend on one or more days within the ten trading day period by reference to which the Final Sterling GE Price is calculated (such that trading is both “cum” and “ex” dividend during such period), each holder of Amersham Securities will receive, as additional consideration for the cancellation of the Scheme Shares, a cash amount. This will be equal to the amount of the dividend payable on a GE Share multiplied by the number of New GE Shares delivered to each holder of Amersham Securities under the Scheme further multiplied by the percentage of “cum” dividend trading days included in the ten trading days by reference to which the Final Sterling GE Price is calculated. Details of how such cash entitlements (if any) will be paid to you are set out in Section 9 of this Part 2.

GE and Amersham have agreed, in the Implementation Agreement, that if certain changes are made to General Electric’s or Amersham’s share capital or certain extraordinary dividends are paid by General Electric or Amersham after the date of this document and before the Exchange Ratio is finally determined, such adjustments as are necessary will be made to the Maximum Exchange Ratio and the Exchange Ratio as Goldman Sachs, JPMorgan and Morgan Stanley agree are fair and reasonable such that the Exchange Ratio mechanism and the Maximum Exchange Ratio are replicated by reference to the GE Share price or Amersham Share price (as the case may be) as affected by the relevant change in share capital or extraordinary dividend. In the unlikely event any such adjustment will be required, an announcement will be made of the altered Exchange Ratio mechanism and/or the Maximum Exchange Ratio.

(c)    Dividends

As announced on 17 February 2004, Amersham Shareholders will be entitled, subject to completion of the Acquisition, to receive from Amersham a dividend of 5.92p for each Amersham Share in respect of the year ended 31 December 2003 payable to shareholders on the register of members of Amersham on the last trading day prior to the Initial Court Hearing (anticipated to be 2 April 2004). This dividend is expected to be paid by Amersham on 28 May 2004 in accordance with existing arrangements for dividend payments.

On the basis of the current timetable, no further dividends will be payable by Amersham prior to the Effective Date. However, although this is not expected to be the case, if the Effective Date does not occur before 1 July 2004, Amersham Shareholders will also be entitled to receive from Amersham a dividend in respect of the six-month period ended 30 June 2004. Amersham has agreed to certain limits on the total amount of dividends it can declare or pay, details of which are set out in Section 12 of Part 7 (Additional Information) of this document.

The New GE Shares will rank pari passu for any dividend declared or paid by General Electric by reference to a record date on or after the Effective Date. Assuming the Effective Date is, as expected, 8 April 2004, it is anticipated that the first dividend to which holders of Amersham Securities who receive and retain New GE Shares would be entitled will have a record date in June 2004 and will be paid by General Electric in July 2004. General Electric generally pays dividends quarterly in US dollars.

(d)    Financial effects of the Acquisition

Capital value

The following tables show, for illustrative purposes only and on the bases set out in the notes below them, the increase in capital value and income for a holder of 100 Amersham Shares based on the consideration to which such holder would be entitled under the Acquisition had it completed using an Exchange Ratio calculated on the basis of the Sterling GE Price at Posting. For a discussion of the actual Exchange Ratio mechanism, see paragraph (b) above.

£

Market value of 100 Amersham Shares (Note 1)	552
Sterling Value at Posting of 44.83 New GE Shares (Note 2)	800

Increase (Note 3)	248

This represents an increase of	45%

Notes:

(1)	The market value of an Amersham Share was £5.52 on 7 October 2003 (the last trading day prior to the announcement by Amersham that it had received an approach) being the official closing price on the London Stock Exchange at close of business as derived from Bloomberg.

(2)	The Sterling Value at Posting of the New GE Shares is based on the Sterling GE Price at Posting (being £17.84) and an Exchange Ratio at Posting of 0.4483 New GE Shares. No fractions of New GE Shares will be delivered to registered holders of Amersham Securities. Fractional entitlements to New GE Shares will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to them.

(3)	No account has been taken of taxation.

£
Income
Dividend income from 100 Amersham Shares (Note 1)	8.77
Dividend income (in sterling) from New GE Shares (Note 2)	18.20

Increase (Note 3)	9.43

This represents an increase of	108%

Notes:

(1)	Dividend income from Amersham Shares is based on the aggregate cash dividends of 8.77 pence per Amersham Share paid or proposed in respect of the financial year ended 31 December 2003.

(2)	Dividend income from New GE Shares is based on the aggregate cash dividends of $0.77 per GE Share declared in respect of the financial year ended 31 December 2003 translated into sterling at the $/£ exchange rate of 1.90 set out in Section 18(i) of Part 7 (Additional Information) of this document. No fractions of New GE Shares will be delivered to registered holders of Amersham Securities. Fractional entitlements to New GE Shares will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to them.

(3)	No account has been taken of taxation.

3.	Effect of the Scheme on the interests of the Amersham Directors

Undertakings to vote in favour of the Scheme have been received by GE from Amersham Directors (and the spouse of one director) who hold in aggregate 470,406 Amersham Shares (representing 0.067 per cent. of the issued share capital of Amersham). Such undertakings will cease to be binding if the Amersham Board withdraws its recommendation of the Acquisition. Further details of the interests of the Amersham Directors in the share capital of Amersham are set out in Section 7 of Part 7 (Additional Information) of this document.

Certain Amersham Directors, in common with the other participants in the Amersham Employee Share Schemes, will also be offered proposals (which will be subject to the Court sanction of the Scheme) in respect of their options and awards under such share schemes (see Section 10 of Part 7 (Additional Information) of this document).

Following completion of the Acquisition, Sir William Castell will become a Vice Chairman and member of the General Electric Board. On 11 February 2004, Sir William Castell entered into a new service contract with General Electric for a fixed period of two years, commencing shortly after completion of the Acquisition. Under this contract his total emoluments will be different from those under his existing service contract with Amersham.

In light of the period of time between the announcement of the Acquisition, satisfaction of the regulatory pre-conditions and the Acquisition becoming effective, and to ensure continuity of leadership throughout that period, on 10 October 2003 (and with the agreement of GE) the service contracts of each of the executive directors, with the exception of Sir William Castell, were varied to (a) give each executive director an entitlement to a retention bonus payable nine months after completion of the Acquisition or, if relevant, nine months after any public announcement that the Acquisition will not proceed; (b) give each executive director an entitlement to a special payment payable in two equal instalments at six and twelve months after completion of the Acquisition; and (c) reduce each executive director’s notice period to three months with effect from completion of the Acquisition.

Also to ensure continuity prior to completion of the Acquisition, on 10 October 2003, Donald Brydon entered into a new letter of appointment for a fixed period of twelve months until 8 October 2004 (and extendable at Amersham’s request until 7 July 2005) which entitles him to a compensation payment if he is required to resign before the relevant expiry date.

Particulars of the existing service contracts and letters of appointment of the Amersham Directors and the variations made to them (including details of the executive directors’ entitlements to a retention bonus and a special payment), Donald Brydon’s new letter of appointment and Sir William Castell’s new service contract, are set out in Section 11 of Part 7 (Additional Information) of this document.

Save as set out above, there are currently no proposed changes to the service contracts and letters of appointment of any Amersham Directors and the total emoluments receivable by the Amersham Directors will not be varied as a consequence of the completion of the Acquisition.

The Amersham Directors will be subject to certain restrictions under US securities laws on the resale of the New GE Shares received by them (if any) pursuant to the Scheme by reason of their being affiliates of Amersham and also, in the case of Sir William Castell, by reason of his being an affiliate of GE following his appointment to the General Electric Board as described in more detail in Section 16 of this Part 2. None of the Amersham Directors has committed to retain their New GE Shares. As a consequence of his personal financial planning, Sir William Castell intends in compliance with the relevant regulations, immediately following the Effective Date, to sell all of the New GE Shares that he will receive under the Scheme. It is likely that other Amersham Directors entitled to New GE Shares will also sell some or all of their New GE Shares.

Save as referred to above, the effect of the Scheme on the interests of each Amersham Director does not differ from its effect on the like interests of any other person.

When considering the recommendation of the Amersham Board, you should be aware that the Amersham Directors and members of Amersham’s senior management may have interests in the Acquisition that are different from, or in addition to, yours, as described above and in Sections 10 and 11 of Part 7 (Additional Information) of this document.

4.     Information on Amersham

Amersham, headquartered in the United Kingdom, is a global leader in medical diagnostics and life sciences. The Amersham Group employs over 10,000 people worldwide and had sales of £1.7 billion ($2.7 billion) in 2003. The Amersham Group was formed in 1997 through the mergers of Amersham International (UK), Pharmacia Biotech (Sweden) and Nycomed ASA (Norway).

Amersham has three main business areas: medical diagnostics, operating as Amersham Health, and protein separations and discovery systems, together operating as Amersham Biosciences.

Amersham Health (59 per cent. of total Amersham sales in 2003) develops, manufactures and distributes diagnostic imaging agents and radio-pharmaceuticals for most imaging modalities that are used in medical imaging procedures. These diagnostic agents enable and enhance the imaging of anatomy, organs, tissue and cells to assist with the early detection, diagnosis and management of diseases. Key products include the imaging agents OmnipaqueTM, MyoviewTM, OmniscanTM and VisipaqueTM.

Protein separations (18 per cent. of total Amersham sales in 2003) develops, manufactures and distributes chromatography purification systems, membrane products and reagents that are used in the development and manufacture of biopharmaceuticals and for the laboratory scale separation of proteins for research and drug development.

Discovery systems (23 per cent. of total Amersham sales in 2003) develops, manufactures and distributes instruments, reagents and software that are used for drug discovery, research and development with applications including protein and DNA analysis for genomics and proteomics, cellular screening and bioassays.

For the financial year ended 31 December 2003, Amersham reported sales of £1.7 billion ($2.7 billion) and net income of £116 million ($190 million). As at 31 December 2003, Amersham had net assets of £1.2 billion ($2.2 billion).

Further information on the Amersham Group (including a summary of the principal differences in the Amersham Group’s financial statements when prepared in accordance with US GAAP) is set out in

Part 4 (Financial Information on the Amersham Group) and Part 7 (Additional Information) of this document and also on its website at www.amersham.com.

5.     Structure of the Acquisition and the Scheme

(a)    The Scheme

The Acquisition is to be effected by means of a scheme of arrangement under section 425 of the Companies Act between Amersham and the Scheme Shareholders, the provisions of which are set out in full in Part 9 (The Scheme of Arrangement) of this document. The procedure involves an application by Amersham to the Court to sanction the Scheme and confirm the cancellation of all the Scheme Shares, in consideration for which the Scheme Shareholders who are on the register of members of Amersham at the Scheme Record Time will receive New GE Shares from GE credited as fully paid, on the basis described in Section 12 of this Part 2. General Electric and GE Investments will acquire Amersham jointly in accordance with the terms of the Scheme in the proportions of approximately 75 and 25 per cent., respectively.

The Acquisition will only complete if all of the Conditions, as further described in Section 11 of this Part 2, have been satisfied or, if permitted, waived.

(b)    The reclassification

The Scheme provides that, as an initial step in the Scheme, the share capital of Amersham in issue at the Reclassification Record Time will be reclassified into two classes of shares, namely A Ordinary Shares and B Ordinary Shares. Holders of Scheme Shares reclassified as A Ordinary Shares will be entitled to receive New GE Shares from General Electric and holders of Scheme Shares reclassified as B Ordinary Shares will be entitled to receive New GE Shares from GE Investments. Save for this distinction, the reclassification of the Amersham Shares will have no other effect on the rights of Amersham Shareholders or holders of Amersham ADSs. The rights attaching to the New GE Shares to be delivered under the Scheme will be identical whether they are received from General Electric or from GE Investments.

As explained in Section 13 of this Part 2, UK rollover relief (for the purposes of taxation of chargeable gains) will only be available to an eligible Amersham Shareholder to the extent that such shareholder’s Amersham Shares are reclassified as A Ordinary Shares and are cancelled in exchange for New GE Shares received from General Electric rather than from GE Investments. If you are in any doubt as to your tax position you should consult an appropriate independent professional adviser.

If you hold Amersham Shares and you want to receive the New GE Shares to which you become entitled under the Scheme from General Electric, you should complete and sign the enclosed yellow Form of Election in accordance with the instructions set out in Section 7 of this Part 2. If you hold an entitlement to Amersham Shares through the VPS in Norway or you are a registered holder of Amersham ADSs, you may request in writing when returning your VPS Voting Instruction Card or your ADS Voting Instruction Card (as appropriate) to receive the New GE Shares to which you became entitled under the Scheme from General Electric rather than from GE Investments.

In order to facilitate this process, as part of the special resolution to be proposed at the Amersham EGM, it is proposed to approve the reclassification of the Amersham Shares and to amend the Articles of Association of Amersham so as to set out the separate rights of the A Ordinary Shares and the B Ordinary Shares as described above.

(c)    Amersham Shareholder approvals

The Scheme requires the approval by Amersham Shareholders at both the Court Meeting and at the separate Amersham EGM, both of which will be held on 17 March 2004. The Court Meeting is being held at the direction of the Court to seek the approval of Amersham Shareholders to the Scheme. The Extraordinary General Meeting is being convened for the purposes described in Section 6 of this Part 2.

(d)    Court hearings

Two Court hearings will be required following the Court Meeting and the Extraordinary General Meeting. The first will be to sanction the Scheme and the second will be to confirm the reduction of capital which forms part of the Scheme. It is expected that the Initial Court Hearing will be held on 5 April 2004 and that the Final Court Hearing will be held on 7 April 2004.

The Scheme will become effective upon the delivery of a copy of the Initial Court Order to the Registrar of Companies which is expected to take place on 6 April 2004. Following this, the reclassification of the Amersham Shares will be implemented. However, it is a condition to the implementation of the Scheme in full that the reduction of capital, which forms part of the Scheme, becomes effective. The reduction of capital will become effective only upon the delivery of a copy of the Final Court Order to, and registration of it by, the Registrar of Companies which is expected to take place on 8 April 2004. On completion of the Acquisition, the Scheme will be binding on all Amersham Shareholders, including any Amersham Shareholder who did not vote or who voted against the Scheme.

All Amersham Shareholders are entitled to attend the Court hearings in person or through counsel to support or oppose the Scheme.

6.     The Court Meeting and the Amersham EGM

The Scheme requires the approval of the Amersham Shareholders both at the Court Meeting and the separate Amersham EGM to be held at the same place and on the same date. Only shareholders entered on the main UK register of members of Amersham at the Voting Record Time will be entitled to attend and vote at the relevant meetings in respect of the number of Amersham Shares registered in their name at the relevant time.

Notices of both the Court Meeting and the Amersham EGM are set out at the end of this document.

(a)    Court Meeting

The Court Meeting has been convened at the direction of the Court for 10.30 a.m. on 17 March 2004 to enable the Amersham Shareholders to consider and, if thought fit, approve the Scheme. At the Court Meeting, voting will be by poll and each Amersham Shareholder present in person or by proxy will be entitled to one vote for each Amersham Share held. The approval required at the Court Meeting is that those voting in favour of the Scheme must:

(i)	represent a majority in number of those Amersham Shareholders present and voting in person or by proxy; and

(ii)	represent not less than three-fourths in value of the Amersham Shares held by those Amersham Shareholders present and voting in person or by proxy.

(b)    Amersham EGM

The Amersham EGM has been convened for 10.40 a.m. on 17 March 2004, or as soon thereafter as the Court Meeting shall have been concluded or adjourned, to enable Amersham Shareholders to consider and, if thought fit, approve a special resolution to implement the Scheme by:

(i)	approving the Scheme;

(ii)	approving the reclassification of Amersham Shares described in Section 5 of this Part 2;

(iii)	approving a reduction in Amersham’s share capital and the subsequent issue of new Amersham Shares by Amersham to GE in accordance with the Scheme; and

(iv)	amending the Articles of Association of Amersham to allow the reclassification to take effect and for the purpose described below.

If passed by the requisite majority, the special resolution will amend the Articles of Association of Amersham to ensure that any Amersham Shares issued or transferred under the Amersham Employee Share Schemes or otherwise after the Amersham EGM and before the Reclassification Record Time will be subject to the Scheme. The amendment will also ensure that any Amersham Shares issued to any person (other than a member of the GE Group) after the Reclassification Record Time will be automatically transferred to General Electric in consideration of the delivery of New GE Shares by General Electric on the basis of the Exchange Ratio. These amendments are designed to avoid any person (other than a member of the GE Group) being left holding Amersham Shares. The proposed changes to Amersham’s Articles of Association are set out in Part 11 (Notice of the Extraordinary General Meeting) of this document. The special resolution will also declare the proposed dividend described in Section 2 of this Part 2.

The approval required at the Amersham EGM is not less than three-fourths of the votes cast. Voting will be on a show of hands, unless a poll is demanded, in which case those present in person or by proxy will be entitled to one vote for each Amersham Share held by them.

7.     Action to be taken

You will find enclosed with this document:

If you are a registered holder of Amersham Shares

•	a separate letter from the Chairman of Amersham including a question and answer section to explain certain features of the Acquisition and the Scheme;

•	a blue Form of Proxy for use in respect of the Court Meeting;

•	a pink Form of Proxy for use in respect of the Amersham EGM; and

•	a yellow Form of Election for you to make an election, if desired, as described in paragraph (b) below.

If you hold an entitlement to Amersham Shares through the VPS in Norway

•	a separate letter from the Chairman of Amersham including a question and answer section to explain certain features of the Acquisition and the Scheme;

•	a Norwegian language summary of some of the key information contained in this document; and

•	a green VPS Voting Instruction Card for use in respect of the Court Meeting and Amersham EGM.

If you are a registered holder of Amersham ADSs

•	a separate letter from the Chairman of Amersham including a question and answer section to explain certain features of the Acquisition and the Scheme; and

•	a white ADS Voting Instruction Card for use in respect of the Court Meeting and Amersham EGM.

It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of Amersham Shareholder opinion. You are therefore strongly urged to return your Forms of Proxy, your VPS Voting Instruction Card or your ADS Voting Instruction Card (as appropriate), as soon as possible and in any event by the dates set out in paragraph (a) below.

(a)    The Court Meeting and the Amersham EGM

(i)    Amersham Shares on the UK register

If you are a registered holder of Amersham Shares, whether or not you intend to attend these meetings, please complete and sign both Forms of Proxy in accordance with the instructions printed thereon and return them either by post or by hand to the Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 3DW, United Kingdom, in each case so as to be received as soon as possible and in any event at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof. A reply-paid envelope (for use in the United Kingdom only) is enclosed for this purpose. Forms of Proxy returned by fax will not be accepted.

You may return the Forms of Proxy electronically by logging onto the website www.sharevote.co.uk and using the authentication reference number shown on your Form of Proxy. Full details of the procedure to be followed if you wish to return your Forms of Proxy electronically are given on the website and the current terms and conditions of this service are set out in Section 14 of Part 7 (Additional Information) of this document. Electronic proxy appointments must be received at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof.

If the blue Form of Proxy relating to the Court Meeting is not lodged by the relevant time, it may be handed to the Chairman of the Court Meeting at that meeting. However, in the case of the Amersham EGM, unless the pink Form of Proxy is lodged so as to be received by 10.40 a.m. on 15 March 2004 (or where the Amersham EGM is adjourned, at least 48 hours before the time fixed for the adjourned Amersham EGM) and in accordance with the instructions on the pink Form of Proxy, it will be invalid.

The completion and return of a Form of Proxy will not prevent you from attending and voting in person at the Court Meeting or Amersham EGM, or any adjournment thereof, if you so wish.

Please note that, in relation to the blue Form of Proxy for the Court Meeting, your proxy may vote or abstain as he or she thinks fit on any modifications to the Scheme or any other business that may properly come before the Court Meeting unless otherwise instructed. In relation to the pink Form of Proxy for the Amersham EGM, if you do not give a specific voting instruction on the resolution to be considered at the Amersham EGM by placing a mark in the appropriate box, your proxy will be free to vote or abstain in relation to the resolution as he or she thinks fit. Unless you specifically instruct otherwise, your proxy may also vote or abstain as he or she thinks fit on any other business (including any amendments to the resolution to be proposed at the Amersham EGM) which may properly come before the Amersham EGM.

If you have any questions relating to this document or the completion and return of the Forms of Proxy, please telephone our shareholder helpline on 0845 766 0776 (or, if you are calling from outside the United Kingdom, on +44 1903 702 767) between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday, until 17 March 2004. The helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial advice.

(ii)    Entitlements to Amersham Shares held through the VPS in Norway

If you hold an entitlement to Amersham Shares through the VPS in Norway, you may instruct DnB NOR, as Norwegian Sub-registrar, how to vote at the Court Meeting and/or Amersham EGM in respect of the Amersham Shares to which you hold an entitlement. A green VPS Voting Instruction Card is enclosed for this purpose and must be completed, signed and returned in accordance with the instructions printed thereon to DnB NOR Bank ASA, Verdipapirservice, 0021 Oslo, Norge, so that it is received as soon as possible and in any event no later than 3.00 p.m. (Oslo time) on 10 March 2004. A reply-paid envelope (for use in Norway only) is enclosed for this purpose. VPS Voting Instruction Cards returned by fax will not be accepted.

You may vote in person at the Court Meeting and/or the Amersham EGM if you become the registered holder of the Amersham Shares to which you hold an entitlement. You may become the registered holder by requesting DnB NOR, as Norwegian Sub-registrar, to exchange the interest which you hold through the VPS in Norway for the Amersham Shares which are registered on the main UK register of members of Amersham to which you hold an entitlement in accordance with the terms of the VPS Registrar Agreement. Any requests for such exchange must be received by DnB NOR no later than 3.00 p.m. (Oslo time) on 10 March 2004.

If you would like further information on how to exchange your shares or have any questions relating to this document or the completion and return of the VPS Voting Instruction Card, please contact DnB NOR on telephone number 22 48 35 20 (or, if you are calling from outside Norway, on +47 22 48 35 20) between 8.00 a.m. and 4.00 p.m. (Oslo time) Monday to Friday, until 17 March 2004. The helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial advice.

(iii)    Amersham ADSs

If you are a registered holder of Amersham ADSs, you may instruct Citibank, N.A., as the Depositary, how to vote the Amersham Shares underlying your Amersham ADSs at the Court Meeting and/or Amersham EGM. A white ADS Voting Instruction Card is enclosed for this purpose and must be completed, signed and returned in accordance with the instructions printed thereon to Citibank Shareholder Services, PO Box 8527, Edison, New Jersey, USA 08818-9395, so that it is received as soon as possible and in any event no later than 10.00 a.m. (New York time) on 10 March 2004. A reply-paid envelope (for use in the US only) is enclosed for this purpose. ADS Voting Instruction Cards returned by fax will not be accepted. If you hold your Amersham ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Amersham ADSs if you wish to vote.

You may vote in person at the Court Meeting and/or the Amersham EGM if you become the registered holder of the Amersham Shares underlying your Amersham ADSs by arranging for the surrender of your Amersham ADSs in accordance with the terms and conditions of the Deposit Agreement.

If you would like further information on surrendering your Amersham ADSs or have any questions relating to this document or the completion and return of the ADS Voting Instruction Card, please contact Citibank, N.A. on telephone number 877 248 4237 (or, if you are calling from outside the US, on +1 877 248 4237) between 8.30 a.m. and 6.00 p.m. (New York time) Monday to Friday, until 17 March 2004. The helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial advice.

(b)    Election

The Acquisition is being made jointly by General Electric and GE Investments.

It may be relevant to you whether you receive your New GE Shares from General Electric or from GE Investments. In particular, UK rollover relief (for the purposes of taxation of chargeable gains) will only be available to an eligible Amersham Shareholder to the extent that such shareholder’s Amersham Shares are reclassified as A Ordinary Shares and are cancelled in exchange for New GE Shares received from General Electric rather than from GE Investments.

If you hold Amersham Shares and want to receive the New GE Shares to which you become entitled under the Scheme from General Electric, you should complete and sign the enclosed yellow Form of Election and return it in the enclosed reply-paid envelope (for use in the United Kingdom only) in accordance with the instructions printed thereon as soon as possible, but in any event, so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 3DW, United Kingdom, no later than 10.40 a.m. (London time) on 15 March 2004 (or such later date as may be publicly announced by Amersham and GE). Any election made by an Amersham Shareholder shall (unless otherwise agreed by Amersham and GE) be made in respect of all of the Amersham Shares held by him or her at the Reclassification Record Time.

If you are not concerned whether you receive New GE Shares from General Electric you need not complete a Form of Election.

If you hold an entitlement to Amersham Shares through the VPS in Norway or you are a registered holder of Amersham ADSs, you may request in writing when returning your VPS Voting Instruction Card or your ADS Voting Instruction Card (as appropriate) to receive the New GE Shares to which you become entitled under the Scheme from General Electric rather than from GE Investments.

On implementation of the Scheme, General Electric will deliver approximately 75 per cent. of the New GE Shares to be delivered under the Scheme. The allocation procedures to achieve these proportions will be as follows:

(i)	where valid elections are received in respect of a number of New GE Shares which would result in General Electric being obliged to deliver more than 75 per cent. of the aggregate number of New GE Shares to be delivered under the Scheme, the number of New GE Shares to which such valid elections relate will be scaled back pro rata such that General Electric will only be obliged to deliver 75 per cent. of those New GE Shares (rounded down to the extent necessary to avoid the reclassification of fractions of Scheme Shares). In such circumstances, the remaining New GE Shares to which such elections relate will be delivered by GE Investments. Those holders of Amersham Shares who did not make a valid election will receive their New GE Shares from GE Investments; and

(ii)	where elections are received in respect of a number of New GE Shares which would result in General Electric being obliged to deliver 75 per cent. or less of the aggregate number of New GE Shares to be delivered under the Scheme, those holders of Amersham Shares who made a valid election will receive their New GE Shares from General Electric. In such circumstances, Amersham will, in its absolute discretion, determine which other holders of Amersham Shares will receive some or all of their New GE Shares (if any) from General Electric (and in which proportions), subject to a maximum aggregate amount of 75 per cent. (rounded down to the extent necessary to avoid the reclassification of fractions of Scheme Shares) of the total number of New GE Shares to be delivered under the Scheme. Any further New GE Shares will be delivered by GE Investments. Neither GE nor Amersham nor any person acting on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from the exercise of such discretion.

Holders of Amersham Securities will receive a personalised statement from the Settlement Agent not later than the expiry of the period of 28 days from the Effective Date setting out certain information about the New GE Shares to which they were entitled, including whether, and in what proportions, such shares were delivered by General Electric or GE Investments or both.

Where GE is advised that the delivery of New GE Shares under the Scheme would or may infringe the laws of any jurisdiction outside the United Kingdom, the US or Norway, or would or may require GE to comply with an unduly onerous or impossible requirement, for the purpose of the above allocation such New GE Shares will in all cases be delivered by GE Investments (whether or not such Amersham Shareholder had previously submitted a valid Form of Election or, in the case of holders of entitlements to Amersham Shares through the VPS in Norway or registered holders of Amersham ADSs, a written request to receive New GE Shares from General Electric). Any such New GE Shares delivered in these circumstances by GE Investments, will be sold and the net proceeds of sale will be remitted to the holders of Amersham Securities on whose behalf they were sold. Further information about the delivery of New GE Shares in these circumstances is set out in Section 16 of this Part 2.

8.    Amersham Employee Share Schemes

The terms of the Scheme, if approved by Amersham Shareholders and the Court, will bind all Amersham Shareholders (including holders of Amersham Shares issued or transferred before the Scheme Record Time upon the exercise of share options or share awards granted under the Amersham Employee Share Schemes).

The implications of the Scheme for share options and share awards granted and outstanding under the Amersham Employee Share Schemes are summarised in Section 10 of Part 7 (Additional Information) of this document. Participants in each of the Amersham Employee Share Schemes will be notified separately of the impact of the Scheme on them.

Following the Scheme becoming effective, no further grants of share options or share awards will be made under the Amersham Employee Share Schemes.

As the Scheme will apply only to Amersham Shares in issue at the Scheme Record Time, it is proposed to amend the Articles of Association of Amersham at the Extraordinary General Meeting to provide that, if the Acquisition completes, any Amersham Shares issued or transferred after the Reclassification Record Time will be automatically transferred to General Electric in exchange for the delivery of New GE Shares by General Electric on the basis of the Exchange Ratio. Consequently, participants in the Amersham Employee Share Schemes who validly exercise any share options or share awards after the Reclassification Record Time will receive New GE Shares from General Electric in the same ratio as under the Scheme plus any cash amount payable under the terms of the Scheme.

Holders of share options and share awards granted under the Amersham Employee Share Schemes will be given the opportunity to release their share options or share awards in return for a cash payment from GE. This payment will be an amount equal to the difference between (i) the aggregate option exercise price for the Amersham Shares to which the holder of options would be entitled upon exercise of his or her options (to the fullest extent permitted at that time under the terms of the relevant share scheme) and (ii) the Final Sterling GE Price for the New GE Shares that would have been delivered to him or her pursuant to the terms of the Acquisition in respect of such Amersham Shares, plus any other cash amount to which such optionholder would have been entitled under the terms of the Scheme. Participants in the relevant Amersham Employee Share Schemes will be provided with further details.

9.    Listings, dealings and settlement

Dealings in the New GE Shares on the NYSE and the other relevant exchanges are expected to commence on the Effective Date following registration of the Final Court Order by the Registrar of Companies.

Dealings in Amersham Securities will be suspended with effect from the close of trading on the day prior to the Final Court Hearing. The existing listing of Amersham Shares on the Official List and their admission to trading on the London Stock Exchange’s market for listed securities, the quotation of Amersham ADSs on the NYSE and the quotation of Amersham Shares registered with the VPS in Norway on the Oslo Stock Exchange will all be cancelled with effect from the close of trading on the day of the Final Court Hearing.

On the implementation of the Scheme (and except as provided in Section 16 of this Part 2 in relation to certain overseas Amersham Shareholders), settlement of the New GE Shares to which Amersham Shareholders and registered holders of Amersham ADSs are entitled under the Scheme will be effected in the following manner:

(a)    Amersham Shares held in uncertificated form through CREST

To facilitate trading of New GE Shares in uncertificated form for those Amersham Shareholders who hold Amersham Shares in a stock account in CREST at the Scheme Record Time, it is intended that the New GE Shares to which Uncertificated Holders will be entitled will be delivered, held and settled in CREST by means of the CREST International Settlement Links Service, and in particular CRESTCo’s established link with DTCC, the US settlement and clearance system. This link operates via the services of CREST International Nominees, which is a participant in DTCC. Under the CREST International Settlement Links Services, CREST Depository Limited, a subsidiary of CRESTCo, issues dematerialised depository interests representing entitlements to non-UK securities such as GE Shares, called CDIs. CDIs are independent securities constituted under English law, which may be held and transferred through the CREST System.

Accordingly, the New GE Shares to which Uncertificated Holders will be entitled will be delivered to CREST International Nominees’ account at DTCC, and CREST Depository Limited will then issue GE CDIs to Lloyds TSB Registrars Corporate Nominees Limited, who will thereupon deliver, through CREST to the appropriate stock account in CREST of the Uncertificated Holder concerned, such holder’s entitlement to GE CDIs. The stock account concerned will be an account under the same participant ID as the Uncertificated Holder currently has. Following distribution of the GE CDIs, such holders will be entitled to arrange for the transfer of their GE CDIs to other CREST holders, or to another participant in DTCC, if they so wish.

As from the Effective Date, each holding of Amersham Shares credited to any stock account in CREST will be disabled.

The crediting of GE CDIs through CREST will take place no later than the expiry of the period of 14 days from the Effective Date, expected to be 22 April 2004.

GE reserves the right to settle all or any of the New GE Shares referred to in this paragraph (a) for all or any Uncertificated Holder(s) in certificated form in the manner referred to in paragraph (b) below if, for any reason, it wishes to do so.

Amersham Shareholders should note that they will have no rights in respect of New GE Shares or GE CDIs held through CREST against CRESTCo or its subsidiaries. Normal CREST procedures (including timings) apply in relation to any Amersham Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form prior to completion of the Acquisition (whether any such conversion arises as a result of a transfer of Amersham Shares or otherwise). Holders of Amersham Shares who are proposing to convert any such Amersham Shares are recommended to ensure that such conversions have been completed prior to the Scheme Record Time.

A custody fee, as determined by CRESTCo from time to time, is charged to users for the use of CDIs.

(b)    Amersham Shares held in certificated form

Where, at the Scheme Record Time, an Amersham Shareholder holds Amersham Shares in certificated form, the New GE Shares to which such Certificated Holder is entitled will be issued in certificated form. Definitive certificates for New GE Shares will be despatched to Certificated Holders by first-class post (or by such other method as may be approved by the Panel) to the address appearing in the UK register of members of Amersham at the Scheme Record Time and, in the case of joint holders, to the holder whose name stands first in such register in respect of the joint holdings concerned.

Definitive certificates for New GE Shares will be despatched to Certificated Holders not later than the expiry of the period of 14 days from the Effective Date, expected to be 22 April 2004.

On the Effective Date, share certificates for Scheme Shares held in certificated form will cease to be valid and should be destroyed upon receipt of the New GE Shares to which the holder thereof is entitled.

(c)    Entitlements to Amersham Shares held through the VPS in Norway

Where, at the Scheme Record Time, an Amersham Shareholder holds an entitlement to Amersham Shares through the VPS in Norway, the New GE Shares to which such holder is entitled will be issued in certificated form in accordance with the procedure set out in paragraph (b) above to the address registered with the VPS.

As from the Effective Date, each entitlement to Amersham Shares held through the VPS in Norway will be disabled.

(d)    Amersham ADSs

After the Effective Date, it is expected that the Depositary, at the direction of Amersham, will terminate the Deposit Agreement by sending notice of such termination to the registered holders of Amersham ADSs then outstanding at least thirty days prior to the date fixed in such notice for such termination.

Registered holders of Amersham ADSs other than CEDE & Co will receive the New GE Shares to which they will become entitled by collecting a definitive certificate for New GE Shares from the Settlement Agent upon surrender of their Amersham ADSs in accordance with the terms of the Deposit Agreement. The Settlement Agent will send a letter of transmittal to each such registered holder on or around the Effective Date to inform it how it may surrender its Amersham ADSs.

Definitive certificates for New GE Shares will be available for collection by registered holders of Amersham ADSs other than CEDE & Co not later than the expiry of the period of 14 days from the Effective Date, expected to be 22 April 2004.

The Settlement Agent will transfer the number of New GE Shares to which CEDE & Co will become entitled to CEDE & Co’s account at DTCC not later than the expiry of the period of 14 days from the Effective Date, expected to be 22 April 2004. CEDE & Co will then transfer the number of New GE Shares to which each holder on whose behalf it holds Amersham ADSs is entitled to such holder through the DTCC system.

(e)    Cash amounts

Any cash amounts to which holders of Amersham Securities are entitled under the Scheme (subject to any necessary deductions) will be payable as follows:

(i)	if you are an Amersham Shareholder on the UK register, by way of a cheque drawn in sterling;

(ii)	if you hold an entitlement to Amersham Shares through the VPS in Norway, either by way of a cheque drawn in kroner or by way of electronic payment through the VPS; and

(iii)	if you are a registered holder of Amersham ADSs, by way of a cheque drawn in dollars.

Such cheques will be despatched or electronic payment made to the relevant holders of Amersham Securities not later than the expiry of the period of 14 days from the Effective Date, expected to be 22 April 2004.

(f)     General

All documents and remittances sent by or to holders of Amersham Securities will be sent at their own risk and will be sent by post to the holder’s address as set out on the relevant shareholder register or register of holders of Amersham ADSs at the Scheme Record Time and, in the case of joint holders, to the holder whose name stands first in such register in respect of the joint holdings concerned.

In relation to New GE Shares to be issued in certificated form, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such New GE Shares as referred to in paragraph (b) above. Pending the issue of definitive certificates for such New GE Shares, former holders of Amersham Securities wishing to register transfers of such New GE Shares will be required to produce their existing Amersham share or ADS certificates to the Settlement Agent. On the registration of any such transfers, the transferee will receive a General Electric share certificate.

Mandates in force at the Effective Date relating to the payment of dividends and other instructions given by Amersham Shareholders will be deemed to be revoked as from the Effective Date, save in respect of the payment of the proposed Amersham dividend expected to be paid on 28 May 2004.

Holders of Amersham Securities will also receive a personalised statement from the Settlement Agent not later than the expiry of the period of 28 days from the Effective Date setting out certain information about the New GE Shares to which they were entitled, including whether, and in what proportions, such shares were delivered by General Electric or GE Investments or both.

GE has confirmed that, except with the consent of the Panel, settlement of the New GE Shares and any other payment which any holder of Amersham Securities is entitled to receive from GE will be implemented in full without regard to any lien, right of set-off, counter claim or other analogous right to which GE may be, or may claim to be, entitled against such holder.

10.    Description of the Implementation Agreement

GE and Amersham have entered into an agreement regarding the implementation of the Scheme and the conduct of the business of the Amersham Group in the period up to the Effective Date. Under the Implementation Agreement, a compensatory payment may become due to either GE or Amersham in certain circumstances described more fully in Section 12 of Part 7 (Additional Information) of this document.

The Implementation Agreement provides that it will terminate in a number of circumstances, including if the Scheme does not become effective and if a Competing Proposal is implemented. GE also has certain rights to terminate, and not to proceed with the Acquisition, in respect of a breach of the covenants Amersham has agreed in relation to the conduct of its business in the period up to the Effective Date. These covenants include agreeing to obtain the consent of GE to:

(i)	the acquisition of or disposal of assets in each case above £125 million; the incurring of net indebtedness exceeding £345 million (when aggregated with existing net indebtedness); and the payment of dividends above certain amounts (broadly amounts exceeding the rate of growth in earnings per share by more than 2 per cent. and in any event exceeding 115 per cent. of the aggregate amount of dividends paid in respect of the year ended 31 December 2002); and

(ii)	carrying on business other than in the ordinary course and in all material respects consistently with past practice; making certain changes to its share capital; and taking action which would require Amersham Shareholder approval under Rule 21 of the City Code or under the Listing Rules.

Note 2 on Rule 13 of the City Code, which restricts the ability of an offeror to lapse an offer except where the Panel agrees that the circumstances allowing a condition to be invoked are of material significance to the offeror in the context of the offer, will not apply in respect of breaches of the covenants referred to in paragraph (i) above, but will apply in all other respects.

A summary of certain further provisions of the Implementation Agreement is set out in Section 12 of Part 7 (Additional Information) of this document.

11.    Conditions to the Scheme and the Acquisition

The Acquisition will only complete if all the Conditions have been satisfied or waived (where capable of waiver). The Conditions include:

•	the approval of the Scheme by Amersham Shareholders at the Court Meeting;

•	the special resolution required to approve and implement the Scheme being duly passed at the Extraordinary General Meeting;

•	the Implementation Agreement not being terminated in accordance with its terms; and

•	the Scheme together with the reduction of capital becoming effective.

The Conditions are set out in full in Part 3 (Conditions to the Scheme and the Acquisition) of this document.

12.    Description of the New GE Shares

The New GE Shares to be delivered as consideration under the Acquisition will be fully paid (non assessable) and will rank pari passu in all respects with GE Shares in issue at the time the New GE Shares are delivered under the Acquisition. The New GE Shares will rank for any dividend declared or paid by General Electric by reference to a record date on or after the Effective Date. Assuming the

Effective Date is, as expected, 8 April 2004 it is anticipated that the first dividend to which holders of Amersham Securities who receive and retain New GE Shares would be entitled will have a record date in June 2004 and will be paid by General Electric in July 2004. General Electric generally pays dividends quarterly in US dollars. The New GE Shares will be free from all liens, charges, equitable interests, encumbrances and other third party rights and interests of any nature whatsoever.

To the extent necessary, applications will be made for the New GE Shares to be listed on the NYSE, the Boston Stock Exchange and Euronext Paris and to the UK Listing Authority for the New GE Shares to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for the New GE Shares to be admitted to trading on its market for listed securities. No application will be made to list the New GE Shares on any other exchanges, including the Oslo Stock Exchange.

A summary of the principal rights attaching to GE Shares and a comparison of the material differences between the rights of Amersham Shareholders and the rights of holders of GE Shares arising from the differences between the corporate laws of England and the State of New York, respectively, and the companies’ respective governing instruments are set out in Part 6 (Information on the GE Shares) of this document.

13.    United Kingdom tax

The comments set out below summarise certain UK taxation consequences of the implementation of the Scheme for Amersham Shareholders. They are based on current law and on what is understood to be current Inland Revenue practice. They are intended as a general guide and apply only to Amersham Shareholders who are resident or (if individuals) ordinarily resident for tax purposes in the United Kingdom, who hold their Amersham Shares as an investment and who are the absolute beneficial owners of their Amersham Shares. Any Amersham Shareholders who do not fall into these categories or who are in any doubt as to their taxation position in respect of the Scheme should consult their own professional advisers immediately. Special considerations may also apply to Amersham Shareholders who acquire their Amersham Shares by exercising options.

Except where the context requires otherwise, references below to New GE Shares include references to GE CDIs.

(a)    UK tax consequences of the Scheme

Taxation of chargeable gains

(i)	Reclassification of Amersham Shares as A Ordinary Shares or B Ordinary Shares

The reclassification of existing Amersham Shares as A Ordinary Shares or B Ordinary Shares pursuant to the Scheme should not of itself result in any disposal or part disposal of those shares for the purposes of UK taxation of chargeable gains.

(ii)	Cancellation of Amersham Shares which have been reclassified as A Ordinary Shares and receipt of New GE Shares from General Electric

UK rollover relief will be available to Amersham Shareholders in respect of the cancellation, in consideration for New GE Shares received from General Electric, of such of their Amersham Shares as are, prior to their cancellation, reclassified as A Ordinary Shares. Accordingly, for the purposes of UK taxation of chargeable gains, Amersham Shareholders will not be treated as making a disposal of such Amersham Shares. The New GE Shares received from General Electric will be treated as the same asset, and as having been acquired at the same time and for the same consideration, as the Amersham Shares from which they are derived.

The Inland Revenue has granted clearance under section 138 of the Taxation of Chargeable Gains Act 1992 that it is satisfied that the Scheme is being effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. Accordingly rollover relief as described above will not be disapplied on that ground.

If Amersham Shareholders entitled to rollover as described above receive, in addition to New GE Shares, any cash amount pursuant to the Scheme, such Amersham Shareholders may be regarded to that extent as making a part disposal of their Amersham Shares. Accordingly, depending on their individual circumstances, such Amersham Shareholders may incur a liability to UK taxation of chargeable gains. Part disposal treatment should however not generally apply where the cash amount received is small as compared to the value of the shareholding to which it relates. “Small” is generally regarded by the Inland Revenue as meaning 5 per cent. or less of the value of the relevant shareholding or the receipt of a cash amount of £3,000 or less (regardless of whether the 5 per cent. or less test would also be met). Instead, in these circumstances, the cash amount will be deducted from the base cost of those New GE Shares received from General Electric (which, where rollover applies, should be the same as the base cost of the Amersham Shares from which those New GE Shares are derived).

(iii)	Cancellation of Amersham Shares which have been reclassified as B Ordinary Shares and receipt of New GE Shares from GE Investments

UK rollover relief will not be available to Amersham Shareholders in respect of the cancellation, in consideration for New GE Shares received from GE Investments, of such of their Amersham Shares as are, prior to their cancellation, reclassified as B Ordinary Shares. Accordingly, the cancellation of such Amersham Shares will result in a disposal of those B Ordinary Shares by Amersham Shareholders for the purposes of UK taxation of chargeable gains, the consideration for such disposal being the market value of the New GE Shares so received plus any additional cash amounts. Such disposal may, depending on a shareholder’s individual circumstances, give rise to a chargeable gain or allowable loss.

For the purposes of UK taxation of chargeable gains, the acquisition cost of the New GE Shares received from GE Investments should be the market value of the Amersham Shares cancelled in consideration for those GE Shares as determined immediately prior to their cancellation, less any additional cash amount received.

(iv)	Election

Amersham Shareholders who would prefer to receive the New GE Shares to which they will be entitled under the Scheme from General Electric, rather than from GE Investments, and accordingly to have their Amersham Shares reclassified as A Ordinary Shares, may elect to do so. Certain limits apply for the purpose of determining the extent to which effect may be given to such elections. Further details on these limits and the procedure for making elections can be found in Section 7 of this Part 2.

Amersham Shareholders will receive a personalised statement from the Settlement Agent not later than the expiry of the period of 28 days from the Effective Date setting out certain information about the New GE Shares to which they were entitled, including whether, and in what proportions, such shares were delivered by General Electric or GE Investments or both.

(v)	General

The Inland Revenue has also confirmed, pursuant to the clearance process provided under section 707 of the Income and Corporation Taxes Act 1988, that certain provisions concerned with the obtaining of a tax advantage in consequence of a transaction or transactions in securities and which might affect the tax treatment outlined above will not be applicable.

Stamp duty and stamp duty reserve tax (“SDRT”)

No SDRT will be payable in respect of the cancellation of the Amersham Shares or the delivery of the New GE Shares by either General Electric or GE Investments to Amersham Shareholders pursuant to the Scheme. In addition, no liability to stamp duty will arise in respect of the cancellation of the Amersham Shares, and Amersham Shareholders should not in practice be required to pay any stamp duty in respect of the delivery to them of the New GE Shares.

(b)    Dividends on New GE Shares

UK resident holders of New GE Shares will, in general, be subject to UK income tax or corporation tax on the gross amount of dividends paid on the New GE Shares. Dividends received by UK corporation taxpayers will be taxed at the prevailing corporation tax rate. An individual shareholder will generally be chargeable to income tax on dividends paid on the New GE Shares at the Schedule F ordinary rate (currently 10 per cent.) or, to the extent that his or her income exceeds the threshold for higher rate tax, at the Schedule F upper rate (currently 32.5 per cent.). Credit will be available against income or corporation tax for US tax required to be deducted or withheld from the dividends provided that such credit does not exceed the credit which would have been allowed had all reasonable steps been taken to minimise such US tax (such steps including any claims which could be made by the relevant holder under the terms of the double taxation treaty between the US and the United Kingdom).

Details of the US withholding tax which will be applied to dividends paid on the New GE Shares, and the conditions (including procedural requirements) which must be met in order for a UK resident holder to benefit from a reduced rate of withholding under the terms of the double taxation treaty between the US and the United Kingdom, may be found in Section 14(b)(ii) of this Part 2.

(c)    Subsequent disposals of New GE Shares

(i)     Taxation of chargeable gains

A disposal or deemed disposal of New GE Shares may, depending on the shareholder’s individual circumstances (including whether such shareholder benefited from rollover relief in respect of the Scheme: see above) and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

(ii)     Stamp duty and SDRT

No SDRT will be payable in respect of any transfer of, or agreement to transfer, the New GE Shares.

No stamp duty will be payable in respect of the paperless transfer of a GE CDI within CREST, or in respect of any other transfer of an interest in the New GE Shares in dematerialised form, for example by way of book entry transfer through the DTCC system. Provided that any instrument of transfer is executed outside the United Kingdom and does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom, no stamp duty will be payable in respect of other transfers of the New GE Shares.

14.    United States federal tax

The following discussion is a summary of certain US federal income tax considerations relevant to the cancellation of Amersham Shares or Amersham ADSs for the receipt of New GE Shares and the ownership and disposition of New GE Shares. This discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended, its legislative history, applicable existing and proposed Treasury regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions, as well as on the double taxation treaties between the US and the United Kingdom and the US and Norway, all as of the date hereof, all of which are subject to change possibly on a retroactive basis. The summary is not a complete description of all the tax considerations that may be relevant to a particular holder of Amersham Securities. To the extent the discussion addresses US Holders, the discussion addresses only a US Holder that holds the Amersham Securities and New GE Shares as capital assets and that uses the US dollar as its functional currency. This discussion does not address all aspects of US federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, it does not address the potential application of the alternative minimum tax or the US federal income tax consequences to holders subject to special rules, such as brokers, dealers, traders in securities that elect mark to market treatment, insurance companies, tax-exempt entities, holders of 10 per cent. or more of the GE Shares or the Amersham Shares, or Amersham ADSs representing 10 per cent. or more of the Amersham Shares, persons holding Amersham Shares or Amersham ADSs or New GE Shares as part of a hedge, straddle, conversion, or other integrated financial transaction and US Holders resident or ordinarily resident in the United Kingdom. This discussion does not address the tax consequences to holders that are partnerships for US federal income tax purposes. This discussion does not address any aspect of taxes other than US federal income taxes. A tax ruling has been received from the US Internal Revenue Service (“IRS”) in connection with the share exchange under the Scheme confirming the Acquisition by GE will be treated as a qualified stock purchase. Therefore, the disposition of the Amersham Shares by a US Holder should be a taxable disposition.

Each holder is urged to consult his or her tax adviser about the US federal, state and local income tax and any foreign tax consequences of exchanging Amersham Shares or Amersham ADSs for New GE Shares pursuant to the Acquisition.

As used in this Section 14, “US Holder” means a beneficial owner of Amersham Shares or Amersham ADSs that is for US federal income tax purposes (i) a US citizen or resident, (ii) a corporation organised under the laws of the US, (iii) a trust subject to the control of a US person and the primary supervision of a US court or (iv) an estate the income of which is subject to US federal income tax regardless of its source. A “Non-US Holder” is a beneficial owner of Amersham Shares or Amersham ADSs that is not a US Holder or a partnership organised under the laws of the United States.

If the obligations contemplated by the Deposit Agreement are performed in accordance with their terms, holders of Amersham ADSs generally will be treated for US federal income tax purposes as the owners of Amersham Shares represented by those Amersham ADSs.

(a)    US federal tax consequences of the Scheme

A US Holder should recognise capital gain or loss in the share exchange in an amount equal to the difference between the US dollar value of the New GE Shares received plus any cash received and the US Holder’s tax basis in the Amersham Shares or Amersham ADSs. Any gain or loss generally will be long-term capital gain or loss if the Amersham Shares have been held for more than one year on the Effective Date. Long-term capital gain will be eligible for reduced rates of taxation for individuals and certain non-corporate taxpayers. The deductibility of capital losses is subject to limitations. Any gain or loss will generally be treated as arising from US sources.

Amersham believes, and the discussion in the preceding paragraph assumes, that Amersham is not, and never has been, a passive foreign investment company (“PFIC”). If, notwithstanding this belief and assumption, it is determined that Amersham is or has been a PFIC in any taxable year during which a US Holder has held Amersham Shares or Amersham ADSs (regardless of whether Amersham continues to be a PFIC), any gain realised by such US Holder on the share exchange would be ordinary and would be subject to additional tax. To compute this tax on a gain realised by such US Holder (i) the gain would be allocated rateably over the US Holder’s holding period, (ii) the amount allocated to the current taxable year and to years when Amersham was not a PFIC as to such US Holder would be taxed as ordinary income and (iii) the amount allocated to other taxable years would be taxed at the highest applicable marginal rate in effect for each such taxable year and an interest charge would be imposed to recover the deemed benefit from the deferred payment of the tax attributable to each such year.

Subject to the discussion below on backup withholding, a Non-US Holder will not be subject to US federal income tax or withholding tax on the share exchange unless (i) such gain is effectively connected with the holder’s conduct of a US trade or business (and, if a US double taxation treaty applies, is otherwise attributable to a permanent establishment or fixed base in the US) (“trade or business income”) or (ii) the Non-US Holder is an individual who has been present in the US for at least 183 days in the taxable year of the exchange and does not otherwise qualify for an exception from US tax liability. Trade or business income is taxable on a net basis and corporations with such income may also be subject to US branch profits tax.

Cash proceeds, if any, received from the share exchange pursuant to the Acquisition may be reported to the IRS unless the holder (i) is a corporation, (ii) provides a properly executed IRS Form W-8BEN or (iii) otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number or otherwise establish an exemption. Backup withholding is not an additional tax. The holder can claim a credit against its US federal income tax liability for the amount of any backup withholding tax and a refund of any excess amount provided that certain information is furnished to the IRS.

(b)    Dividends on New GE Shares

(i)     US Holders

Dividends paid on New GE Shares will be included in the gross income of a US Holder as ordinary income from sources within the US. Dividends may be eligible for the dividends received deduction available to US corporations. Dividends received by non-corporate US Holders will be taxed at the same preferential rate allowed for long-term capital gains if the US Holder meets certain eligibility requirements (including a holding period requirement).

(ii)    Non-US Holders

Dividends paid on New GE Shares will be subject to US withholding at a rate of 30 per cent. unless (i) the Non-US Holder is entitled to a reduced rate of withholding because he or she is eligible for the benefits of a double taxation treaty or (ii) the dividends are effectively connected with a trade or business and, if a US double taxation treaty applies, otherwise attributable to a permanent establishment in the US (in which case, if the Non-US Holder is a foreign corporation, the US branch profits tax may apply) and the Non-US Holder complies with applicable certification and disclosure requirements.

A Non-US Holder eligible for the benefits of the double taxation treaty between the US and the United Kingdom or the double taxation treaty between the US and Norway will generally be subject to withholding on dividends at a reduced rate of 15 per cent. A Non-US Holder that is a pension scheme as defined in the treaty between the US and the United Kingdom and is otherwise eligible for the benefits of that treaty should be exempt from withholding if the dividends are not derived from a business carried on by the pension scheme. A Non-US Holder must certify its residency to General Electric on a properly executed IRS Form W-8BEN to claim the benefits of a treaty. A Form W-8BEN may be obtained through the IRS website at www.irs.gov. As long as the New GE Shares are traded on an established financial market, a Non-US Holder will not be required to provide a US taxpayer identification number on the Form W-8BEN to claim treaty benefits.

If the dividends are effectively connected with a trade or business and, if a treaty applies, are otherwise attributable to a permanent establishment in the US, a Non-US Holder will be subject to US federal income tax on a net basis on the amount of the distribution. In addition, a Non-US Holder that is a corporation may be subject to the US branch profits tax.

(c)    Subsequent disposals of New GE Shares

(i)     US Holders

A US Holder generally will recognise capital gain or loss on the sale or other disposition of the New GE Shares in an amount equal to the difference between its adjusted tax basis in the New GE Shares and the amount realised from the sale or other disposition. Any gain or loss generally will be long-term capital gain or loss if the holding period in the New GE Shares is more than one year on the date of sale or exchange. Long-term capital gain will be eligible for reduced rates of taxation for individuals and certain non-corporate taxpayers. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as arising from US sources.

(ii)    Non-US Holders

Any gain realised by a Non-US Holder on the disposition of New GE Shares will not be subject to US federal income tax unless (i) the gain is effectively connected with the holder’s conduct of a US trade or business and, if a US double taxation treaty applies, is otherwise attributable to a permanent establishment in the US (in which case, if the Non-US Holder is a foreign corporation, the US branch profits tax may apply), (ii) the holder is an individual present in the US for at least 183 days during the taxable year of disposition and certain other conditions are met or (iii) General Electric is or has been a US real property holding company “USRPHC” for US federal income tax purposes unless the Non-US Holder owns actively or constructively less than 5 per cent. or more of the class of shares sold and such class is regularly traded on an established securities market. We believe that General Electric is not and has not been a USRPHC for US federal income tax purposes nor do we anticipate General Electric will become a USRPHC. However, no assurance can be given that General Electric will not become a USRPHC.

(d)    Information reporting and backup withholding tax

Dividends from New GE Shares paid to a Non-US Holder will be reported annually to the IRS. Dividends from New GE Shares paid to a US Holder and proceeds from the sale, exchange or other disposition of New GE Shares paid to a US Holder or a Non-US Holder may be reported to the IRS unless the holder (i) is a corporation, (ii) provides a properly executed IRS Form W-8BEN or (iii) otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number or otherwise establish an exemption. Backup withholding tax is not an additional tax. The holder can claim a credit against its US federal income tax liability for the amount of any backup withholding tax and a refund of any excess amount provided that certain information is furnished to the IRS.

15.    Norwegian tax

The following is a summary of certain Norwegian tax regulations of relevance to Amersham Shareholders resident in Norway in connection with the Acquisition. The summary is based on current

Norwegian law and practice. The presentation is general in nature and does not discuss all aspects that may be relevant to Amersham Shareholders resident in Norway nor does it aim to provide advice in legal or tax matters. Professional tax advisers should be contacted for advice on individual tax consequences and the applicability and effect of any local or foreign tax laws and of changes in applicable tax laws.

(a)    Norwegian tax consequences of the Scheme

Amersham has, on behalf of Amersham Shareholders resident in Norway, applied for and has been granted tax relief whereby Norwegian resident Amersham Shareholders may elect not to be subject to immediate taxation in Norway when the Amersham Shares are cancelled in exchange for New GE Shares under the Acquisition. Each of the Amersham Shareholders resident in Norway is free to elect to make use of the tax relief.

(i)     Without tax relief

A share exchange (whether or not by way of a cancellation scheme) is considered a realisation of shares for Norwegian tax purposes. Accordingly, Amersham Shareholders resident in Norway for tax purposes will be liable for tax in respect of capital gains arising upon the cancellation of Amersham Shares in exchange for New GE Shares under the Scheme. Correspondingly, losses are tax deductible in Norway.

The taxable gain or loss is equal to the sales price adjusted for transaction expenses, less the tax base on the Amersham Shares. The sales price will be equal to the fair market value of the New GE Shares received plus any cash payments made. The tax base of the Amersham Shares will be equal to the acquisition price. Amersham Shareholders who were shareholders in Nycomed ASA before the merger of Nycomed ASA and Amersham International PLC in 1997, and who utilised the tax relief granted by the Norwegian Ministry of Finance in connection with the merger, will have a tax base in their Amersham Shares equal to their original tax base in their Nycomed ASA shares.

The taxable gain or loss is included in or deducted from the basis for computation of general income in the year of disposal, taxed at a flat rate of 28 per cent.

Any gain obtained upon realisation of Amersham Shares by a person who is not resident in Norway for tax purposes is normally not subject to taxation in Norway and a loss is not tax deductible, unless such Amersham Shares are effectively connected to business activities that are subject to tax in Norway.

(ii)    With tax relief

The tax relief has been granted on the following conditions (summarised from an unofficial translation of the conditions into English):

(A)	the tax base of the New GE Shares when determining the gain or loss on any subsequent sale or other disposition of the New GE Shares shall be equal to the tax base of the Amersham Shares at the time when the Amersham Shares are cancelled in exchange for New GE Shares. The time of acquisition and tax bases shall be distributed proportionately on the New GE Shares received as consideration, in accordance with the Norwegian Tax Act section 10-36;

(B)	on repayment of share capital related to the New GE Shares, any amount exceeding the tax base of the New GE Shares received as consideration (see (A) above) shall be taxed as a dividend for the Amersham Shareholders;

(C)	of the total consideration provided to the Amersham Shareholders, at least 80 per cent. must be provided in the form of New GE Shares. The tax relief does not apply to any cash payments made;

(D)	gains arising upon a sale or other disposition of the New GE Shares shall be taxable in Norway according to Norwegian tax law, without a deduction for any foreign tax paid in respect of the sale or disposition. In the event that a sale or other disposition by a Norwegian resident Amersham Shareholder of the New GE Shares is taxable in the US according to the double taxation treaty between the US and Norway, the following alternative condition shall apply: on a sale or other disposition of the New GE Shares received as consideration a proportionate part of the gain realised in the Acquisition, to which this tax relief relates, shall become taxable for the shareholder;

(E)	shareholders who move permanently abroad or cease to be resident in Norway will be deemed to dispose of their New GE Shares under the Norwegian Tax Act section 2-2 and the Norwegian Tax Assessment Act section 4-7 Nos 6 and 7; and

(F)	an Amersham Shareholder wishing to claim the tax relief must submit a written declaration to his or her local tax office confirming that the conditions of this tax relief are accepted. This declaration must be submitted together with the tax return for the income year in which the Acquisition is completed. The declaration must include a table showing the shareholder’s tax base and estimated gain on the shares according to the generally applicable rules and also the shareholder’s birth and identity number or organisation number.

For Norwegian resident Amersham Shareholders who do not elect to claim the tax relief, the tax position will be as described under paragraph (i) above.

(iii)    Duties on exchange of shares

No stamp duties or similar taxes are currently imposed in Norway on the issue or transfer of shares, whether on acquisition or disposal.

(b)    Dividends on New GE Shares

Following the Effective Date, dividends paid by General Electric and received by shareholders of General Electric resident in Norway will be subject to taxation in Norway as general income at a flat rate, currently 28 per cent.

Details of the US withholding tax which will be applied to dividends paid on the GE shares, and the conditions (including procedural requirements) which must be met in order for a Norwegian resident holder to benefit from a reduced rate of withholding under the terms of the tax treaty between the US and Norway, may be found in Section 14(b)(ii) of this Part 2.

A shareholder of General Electric resident in Norway may be entitled to a foreign tax credit in respect of US withholding applied to dividends paid on the New GE Shares, which may be set off against that shareholder’s Norwegian income tax liability on the dividends. In order to claim such a tax credit, the Norwegian shareholder must submit form RF-1147 (individuals) or RF-1145 (companies) to their local tax office together with their Norwegian tax return for the relevant period. These forms may be obtained through the Norwegian Tax Administration website www.skatteetaten.no. In the relevant form, the shareholder must specify the amount of dividend received, the amount of US withholding tax deducted and the applicable exchange rate.

(c)    Subsequent disposals of New GE Shares

Sale, redemption or other disposal of shares is considered a realisation for Norwegian tax purposes. A gain or loss generated through a future realisation of New GE Shares will be taxable or tax deductible in Norway, if the shareholder disposing of the New GE Shares is resident in Norway for tax purposes. Such capital gain or loss is included in or deducted from the basis for computation of general income in the year of disposal, taxable at a flat tax rate of 28 per cent. The gain is subject to tax and the loss is deductible irrespective of the duration of the ownership and the number of shares disposed of.

The taxable gain or loss is equal to the sales price adjusted for transaction expenses, less the tax base on the New GE Shares. For those shareholders who have not utilised the tax relief granted by the Ministry of Finance (as described above), the tax base of the New GE Shares will be the fair market value of the New GE Shares used for the purpose of computing gains or losses on the exchange of Amersham Shares pursuant to the Acquisition. Those Amersham Shareholders who have utilised the tax relief granted by the Ministry of Finance will have a tax base in their New GE Shares equal to the tax base of the Amersham Shares owned before the Acquisition.

Shareholders not resident in Norway for tax purposes are normally not subject to tax in Norway on capital gains, and losses are not deductible upon realisation of shares, unless the shareholder is carrying on business activities that are subject to tax in Norway and such shares are or have been effectively connected with such business activities.

16.    Overseas shareholders

The implications of the Acquisition for persons resident in, or citizens of, jurisdictions outside the United Kingdom, the US and Norway (“Overseas Shareholders”) may be affected by the laws of the relevant jurisdiction. Such Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Shareholder to satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case where GE is advised that the delivery of New GE Shares would or may infringe the laws of any jurisdiction outside the United Kingdom, the US or Norway or would or may require GE to comply with an impossible or unduly onerous requirement, the Scheme provides that such New GE Shares may, at the discretion of GE, either (i) be delivered to a nominee and then sold or (ii) delivered to the relevant Overseas Shareholder and sold on his or her behalf, in each case with the net proceeds of sale being remitted to the Overseas Shareholder. In such circumstances, any election to receive New GE Shares from General Electric made by such Overseas Shareholder will be void and the Amersham Shares held by such Overseas Shareholder will as part of the Scheme be reclassified as B Ordinary Shares. Amersham Shareholders resident in Sweden (with the exception of those acquiring Amersham Shares on exercise of options) will not receive New GE Shares but will instead receive the net cash proceeds following the sale of their entitlement to such shares.

This document and the accompanying documents have been prepared for the purpose of complying with (i) English law, the City Code and the applicable rules of the UK Listing Authority and the London Stock Exchange, (ii) the applicable requirements of the US federal and state securities laws and the applicable rules and regulations of the NYSE (except to the extent exempt from such requirements) and (iii) the applicable Norwegian rules and regulations. This document and the Conditions and further terms set out in this document are governed by English law and are subject to the jurisdiction of the English courts. Therefore, the information disclosed in this document may not be the same as that which would have been disclosed if this document had been prepared for the purpose of complying with the registration requirements of the Securities Act or in accordance with the laws and regulations of any other jurisdiction.

(a)    United States

The delivery of New GE Shares to Amersham Shareholders and holders of Amersham ADSs under the Scheme has not been and will not be registered under the Securities Act in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10). Such GE Shares should not be treated as “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and may be resold by former holders of Amersham Shares or Amersham ADSs (other than certain affiliates as described below) without restriction under the Securities Act.

For the purpose of establishing the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof, Amersham will advise the Court at the Initial Court Hearing that its sanctioning of the Scheme will be relied upon by GE for such purpose as an approval of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to Amersham Shareholders, at which hearing all such holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which adequate notification has been given to all such holders.

Under US federal securities laws, an Amersham Shareholder or holder of Amersham ADSs who is an affiliate of GE or Amersham prior to, or will be an affiliate of GE after, the Effective Date will be subject to certain US transfer restrictions relating to New GE Shares received under the Scheme. Such New GE Shares may not be sold without registration under the Securities Act, except pursuant to the applicable resale provisions of Rule 145(d) under the Securities Act or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements for resales outside the US pursuant to Regulation S under the Securities Act). Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders. An Amersham Shareholder or holder of Amersham ADSs who believes that he or she may be an affiliate of GE or Amersham should consult his or her own legal advisers prior to any sales of New GE Shares received pursuant to the Scheme.

(b)    Canada

By receipt of this document, holders of Amersham Securities in Québec, Canada are deemed to have confirmed that they have expressly requested that this document and all other documents relating in any way to the securities described herein (including any supplement, election or notice) be drawn up in the English language only.

The following statement is a direct translation of the previous sentence into French.

“Par la réception du présent document, les actionnaires québécois sont réputés avoir confirmé qu’ils ont expressément demandé que le présent document et tous les autres documents ayant trait de quelque façon que ce soit aux titres décrits aux présentes (y compris dans tout supplément, choix ou avis) soient rédigés en anglais seulement.”

The New GE Shares being delivered to holders of Amersham Securities who reside in a province of Canada are being delivered under an exemption from the registration and prospectus requirements of Canadian provincial securities laws. Such laws require the first trade in the shares to be made through an exchange, or a market, outside of Canada or to a person or company outside of Canada or otherwise on a prospectus exempt basis under such laws. In addition, when selling the shares, holders resident in a province of Canada must use a dealer appropriately registered in such province or rely on an exemption from the registration requirements of such province. If a holder requires advice on any applicable prospectus or registration exemption, that holder should consult his or her own independent professional adviser.

Yours faithfully,

For and on behalf of J.P. Morgan plc Bernard Taylor, Vice Chairman	For and on behalf of Morgan Stanley & Co. Limited Michael Tory, Managing Director

PART 3

CONDITIONS TO THE SCHEME AND THE ACQUISITION

The Acquisition complies with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. The Acquisition is governed by English law and is subject to the jurisdiction of the English courts and to the terms and conditions set out below. In addition, the Acquisition is subject to the applicable requirements of the United States federal and state securities laws and applicable rules and regulations of the NYSE (except to the extent exempt from such requirements) as well as the applicable Norwegian rules and regulations. Unless otherwise agreed between GE and Amersham prior to the Final Court Hearing and subject to the approval of the Court, all of the Conditions must have been satisfied or waived (if capable of waiver) by the Final Hearing Date save for Condition (c) below requiring the confirmation by the Court of the reduction of capital involved in the Scheme and the registration of an office copy of the Final Court Order by the Registrar of Companies.

1.	The Acquisition and the Scheme are subject to the following Conditions:

(a)	approval of the Scheme by a majority in number, representing 75 per cent. or more in value present and voting, either in person or by proxy, at the Court Meeting, or at any adjournment of the Court Meeting;

(b)	the resolution(s) required to approve and implement the Scheme being duly passed by the requisite majority at the Extraordinary General Meeting, or at any adjournment of the Amersham EGM;

(c)	sanction (with or without modifications, on terms reasonably acceptable to GE) of the Scheme and confirmation of the reduction of capital involved therein by the Court and office copies of the order of the Court sanctioning the Scheme and of the order of the Court confirming the reduction of capital involved in the Scheme being delivered for registration to the Registrar of Companies in England and Wales and being registered by him;

(d) (i)	the approval for listing on the NYSE, subject to official notice of issue, of the New GE Shares; and

(ii)	admission of the New GE Shares to listing on the Official List and to trading on the London Stock Exchange’s market for listed securities becoming effective (or, if GE so determines and subject to the consent of the Panel, the UK Listing Authority and the London Stock Exchange agreeing to admit such shares to listing and trading respectively);

(e) (i)	all necessary notifications, filings or applications having been made in connection with the Acquisition and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Acquisition or the acquisition or proposed acquisition by any member of the Wider GE Group of any shares or other securities (or the equivalent) in, or control of, Amersham by GE or any member of the Wider GE Group;

(ii)	all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals (collectively “Consents”) deemed necessary by GE for or in respect of the Acquisition or the acquisition or the proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Amersham by GE or by any member of the Wider GE Group having been obtained in terms and in a form satisfactory to GE from all appropriate Third Parties or persons with whom any member of the Wider Amersham Group has entered into contractual arrangements; and

(iii)	all such Consents together with all Consents necessary to carry on the business of any member of the Wider Amersham Group having been obtained and remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same at the time at which the Acquisition becomes otherwise unconditional;

(f)	there being no provision of any agreement, arrangement, licence, permit, lease or other instrument to which any member of the Wider Amersham Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, or any circumstance which, in each case as a consequence of the Acquisition or the acquisition or the proposed acquisition of any shares or other securities (or the equivalent) in Amersham or of a change in the control or management of the Wider Amersham Group or otherwise, would or might reasonably be expected to result in, in any case, to the extent which is material in the context of the Wider Amersham Group taken as a whole:

(i)	any moneys borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)	any such agreement, arrangement, licence, permit, lease or instrument, or the interests or business of any such member in or with, any person, firm or body (or any agreement or arrangements relating to any such interest or business) or the rights, liabilities, obligations or interests of any such member thereunder being terminated or modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

(iii)	any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any such member, in each case, other than in the ordinary course of business;

(iv)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v)	the value of any such member or its financial or trading position being prejudiced or adversely affected;

(vi)	any such member ceasing to be able to carry on business under any name under which it presently does so; or

(vii)	the creation of any liability, actual or contingent, by any such member,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit, lease or other instrument to which any member of the Wider Amersham Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (vii) inclusive of this Condition (f);

(g)	no Third Party having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision or order and there not continuing to be outstanding any statute, regulation, decision or order which would or might reasonably be expected, in any case, to an extent which is material in the context of the Wider GE Group or the Wider Amersham Group (as the case may be) taken as a whole:

(i)	require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture by any member of the Wider GE Group or any member of the Wider Amersham Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof;

(ii)	require, prevent or delay the divestiture by any member of the Wider GE Group of any shares or other securities (or the equivalent) in Amersham;

(iii)	impose any limitation on, or result in a delay in, the ability of any member of the Wider GE Group or of the Wider Amersham Group, directly or indirectly, to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider Amersham Group or the Wider GE Group or to exercise management control over any such member;

(iv)	otherwise adversely affect the business, assets or profits of any member of the Wider GE Group or of any member of the Wider Amersham Group;

(v)	make the Acquisition, its implementation or the acquisition or proposed acquisition by GE or any member of the Wider GE Group of any shares or other securities (or the equivalent) in, or control of, Amersham void, illegal, and/or unenforceable in or under the laws of any relevant jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge or interfere with or require amendment of, the Acquisition or the acquisition by GE of any shares or other securities (or the equivalent) of Amersham;

(vi)	require any member of the Wider GE Group or the Wider Amersham Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider Amersham Group (other than Amersham) or the Wider GE Group owned by any third party;

(vii)	impose any limitation on the ability of any member of the Wider Amersham Group or the Wider GE Group to integrate or co-ordinate its business, or any part of it, with all or any part of the businesses of any other member of the Wider Amersham Group and/or the Wider GE Group; or

(viii)	result in any member of the Wider Amersham Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods (including any extensions thereof) during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Acquisition or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) having expired, lapsed or been terminated;

(h)	except as disclosed in the Amersham Annual Report and Accounts or the Amersham Interim Results or as otherwise publicly announced by or on behalf of Amersham (by the delivery of an announcement to a Regulatory Information Service as specified in the Listing Rules) prior to 10 October 2003 or as otherwise fairly disclosed to GE in writing by or on behalf of Amersham prior to 10 October 2003, no member of the Wider Amersham Group having, since 31 December 2002:

(i)	save as between Amersham and wholly-owned subsidiaries of Amersham or for the Amersham Shares issued pursuant to the exercise of options granted prior to 10 October 2003 under the Amersham Employee Share Schemes, issued or agreed to issue, authorised or proposed the issue of additional shares of any class save to the extent the same is not material in the context of the Acquisition;

(ii)	save as between Amersham and wholly-owned subsidiaries of Amersham, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities save to the extent the same is not material in the context of the Acquisition;

(iii)	other than to another member of the Amersham Group and save as provided in the Implementation Agreement, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

(iv)	save for intra-Amersham Group transactions, merged with or demerged from any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over or leased or licensed any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge, security interest, lease or licence, in each case save in the ordinary course of business or to the extent the same is not material in the context of the Wider Amersham Group taken as a whole;

(v)	save for intra-Amersham Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital save to the extent the same is not material in the context of the Wider Amersham Group taken as a whole;

(vi)	save for intra-Amersham Group transactions, issued, authorised or proposed the issue of any debentures or incurred or increased any indebtedness or become subject to any guarantee or other contingent liability save to the extent the same is not material in the context of the Wider Amersham Group taken as a whole;

(vii)	purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital save to the extent the same is not material in the context of the Wider Amersham Group taken as a whole;

(viii)	implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business, save to the extent the same is not material in the context of the Wider Amersham Group taken as a whole, or, save in respect of normal annual salary increases in accordance with past remuneration policies, entered into or changed or made any offer (which remains open for acceptance) to enter into or change the terms of any contract with any director or senior executive;

(ix)	entered into or changed or authorised, proposed or announced its intention to enter into or change any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or might reasonably be expected to be restrictive on the businesses of any member of the Wider Amersham Group or the Wider GE Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business and which, in any case, has a material adverse effect on the Wider Amersham Group or the Wider GE Group (as the case may be) taken as a whole;

(x)	(other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed save to the extent the same is not material in the context of the Wider Amersham Group taken as a whole;

(xi)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business save to the extent the same is not material in the context of the Wider Amersham Group taken as a whole;

(xii)	waived, settled or compromised any claim otherwise than in the ordinary course of business save to the extent the same is not material in the context of the Wider Amersham Group taken as a whole;

(xiii)	made any alteration to its memorandum or articles of association or other incorporation documents or, except for any change required by reason of a concurrent change in applicable law, regulation or generally accepted accounting practice, to any method of accounting or accounting practice used by it on

10 October 2003 and which, in any case, is materially adverse in the context of the Wider Amersham Group taken as a whole;

(xiv)	amended the terms (including terms relating to acceleration of vesting) of any of the Amersham Employee Share Schemes in a manner which is materially adverse in the context of the Wider Amersham Group taken as whole;

(xv)	entered into or varied any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business, or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or proposed to, effect any of the transactions, matters or events referred to in this Condition;

and, for the purposes of sub-paragraphs (iii), (iv), (v) and (vi) of this Condition (h) only, the term “Amersham Group” shall mean Amersham and its wholly-owned subsidiaries;

(i)	since 31 December 2002, and save as disclosed in the Amersham Annual Report and Accounts or the Amersham Interim Results or as otherwise publicly announced by or on behalf of Amersham (by the delivery of an announcement to a Regulatory Information Service as specified in the Listing Rules) prior to 10 October 2003 or as otherwise fairly disclosed to GE in writing by or on behalf of Amersham prior to 10 October 2003:

(i)	no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits of the Wider Amersham Group taken as a whole;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Amersham Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no enquiry or investigation by or complaint or reference to any Third Party against or in respect of any member of the Wider Amersham Group having been instituted announced or threatened by or against or remaining outstanding in respect of any member of the Wider Amersham Group which in any such case might be expected to adversely affect any member of the Wider Amersham Group to an extent which, in any case, is material in the context of the Wider Amersham Group taken as a whole;

(iii)	no contingent or other liability having arisen or become apparent to GE which would be likely to adversely affect any member of the Wider Amersham Group to an extent which, in any case, is material in the context of the Wider Amersham Group taken as a whole; and

(iv)	no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Amersham Group which is necessary for the proper carrying on of its business to an extent which, in any case, is material in the context of the Wider Amersham Group taken as a whole;

(j)	GE not having discovered:

(i)	that any financial, business or other information concerning the Wider Amersham Group publicly disclosed by Amersham or disclosed to GE at any time by or on behalf of any member of the Wider Amersham Group prior to 10 October 2003 is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading to an extent which, in any case, is material in the context of the Wider Amersham Group taken as a whole;

(ii)	that any member of the Wider Amersham Group is subject to any liability (contingent or otherwise) save to an extent the same is not material in the context of the Wider Amersham Group taken as a whole which is not disclosed in the Amersham Annual Report and Accounts or the Amersham Interim Results or as otherwise publicly announced by or on behalf of Amersham (by the delivery of an announcement to a Regulatory Information Service as specified in the Listing Rules) prior to 10 October 2003 or as otherwise fairly disclosed to GE in writing by or on behalf of Amersham prior to 10 October 2003; or

(iii)	any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Amersham Group;

(k)	GE not having discovered that:

(i)	any past or present member of the Wider Amersham Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the use, treatment, handling, storage, transport, disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (actual or contingent) or cost on the part of any member of the Wider Amersham Group in any case to an extent which is material and adverse in the context of the Wider Amersham Group taken as a whole;

(ii)	there is, or is reasonably likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the Wider Amersham Group which is material in the context of the Wider Amersham Group taken as a whole to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider Amersham Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi- governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction; or

(iii)	there is, or is reasonably likely to be, any person or class of persons proposing to bring a claim which is material in the context of the Wider Amersham Group taken as a whole against any past or present member of the Wider Amersham Group in respect of, or there is, or is reasonably likely to be, any liability (actual or contingent) of any past or present member of the Wider Amersham Group which is material in the context of the Wider Amersham Group taken as a whole as a result of or relating to, any material, chemical, product or process now or previously held, used, sold, manufactured, carried out, under development or research; and

(l)	the Implementation Agreement not having been terminated in accordance with its terms.

For the purposes of these Conditions the “Wider Amersham Group” means Amersham and its subsidiary undertakings, associated undertakings and any other undertaking in which Amersham and/or such undertakings (aggregating their interests) have a significant interest and the “Wider GE Group” means General Electric and its subsidiary undertakings, associated undertakings and any other undertaking in which General Electric and/or such undertakings (aggregating their interests) have a significant interest, and for these purposes “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A of the Companies Act which shall be excluded for this purpose, and “significant interest” means a direct or indirect interest in 20 per cent. or more of the equity share capital (as defined in the Companies Act) of any undertaking.

2.	GE reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the above Conditions, except Conditions (a), (b), (c) and (d). GE shall be under no obligation to waive or treat as fulfilled any of Conditions (e) to (l) inclusive by a date earlier than the date specified or referred to above for the fulfilment thereof notwithstanding that the other Conditions may at any date earlier than such date have been fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

3.	If GE is required by the Panel to make an offer for the Amersham Shares (including Amersham Shares represented by Amersham ADSs) under the provisions of Rule 9 of the City Code, GE may make such alterations to the terms and conditions of the Acquisition as are necessary to comply with the provisions of that Rule.

PART 4

FINANCIAL INFORMATION ON THE AMERSHAM GROUP

The information set out in Section 1 of this Part 4 has been extracted, without adjustment, from the text of the preliminary unaudited results for the year ended 31 December 2003, which were announced on 17 February 2004.

The financial information set out in Section 3 of this Part 4 for the year ended 31 December 2002 has been extracted, without material adjustment, from the audited consolidated statutory accounts of Amersham for the year ended 31 December 2002 (the “2002 accounts”). The financial information for the year ended 31 December 2001 has been extracted, without material adjustment, from the comparatives set out in the 2002 accounts. These comparatives were restated in the 2002 accounts following the adoption of FRS 19 Deferred Taxation. The financial information for the year ended 31 December 2000 has been extracted, without material adjustment, from the comparatives set out in the audited consolidated statutory accounts of Amersham for the year ended 31 December 2001 (the “2001 accounts”). These comparatives were restated in the 2001 accounts following the adoption of FRS 18 Accounting Policies, but have not been restated for the subsequent adoption of FRS 19 Deferred Taxation.

The financial information contained in this Part 4 does not constitute statutory accounts within the meaning of section 240 of the Companies Act. The statutory accounts for Amersham for each of the three years ended 31 December 2002 have been delivered to the Registrar of Companies pursuant to section 242 of the Companies Act. The auditors reports on the consolidated statutory accounts for each of the three years ended 31 December 2002 were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

References in this Part 4 to the “Group” or “group” are to the Amersham Group.

1.	Preliminary unaudited results for the year ended 31 December 2003

Amersham business performance exceeds targets delivering double digit growth in operating profits and EPS, driven by strong second half

FINANCIAL OVERVIEW

The business performance and statutory results are summarised below and the commentary and tables which follow are on a business performance basis unless otherwise stated. Business performance results are stated before exceptional items and goodwill amortisation unless otherwise noted. Management believes that exclusion of these items provides a better comparison of business performance for the periods presented. All growth rates are stated at constant exchange rates (CER) unless otherwise noted.

#Denotes ongoing business growth excluding discontinued products.
*Turnover including share of joint venture

Business performance and highlights

			Growth at
			Constant
	12 months to	12 months to	Exchange
	31 Dec 2003	31 Dec 2002	Rates
	£m	£m	%
Sales*	1,652	1,618	6#
Operating profit	299	310	12
Profit before tax	294	301	14
EPS	29.0p	29.9p	13
Dividend per share	8.77p	7.80p	12

•	Sales up 6%# to £1,652 million, profit before tax up 14% at £294 million, earnings per share up 13% and dividend per share up 12%

•	Medical Diagnostics sales (excluding Japan) up 11% to £788 million:

—	VisipaqueTM sales accelerated to £122 million up 38%

—	Patented product sales up 22% to £412 million, with 5-year CAGR of 22%

—	Seven products in phase III trials, on track for launch in 2005/06

•	Protein Separations sales up 5% to £295 million:

—	Stronger growth driven by Laboratory Separations up 14% in second half of 2003

—	Significant number of products ready for launch in 2004/05 as a result of increased R&D spend

•	Discovery Systems sales up 2%# to £384 million:

—	14% sales growth from the strategic focus areas; including protein analysis, cellular bioassays and microarrays (CodelinkTM)

—	Restructuring ahead of plan delivering over £20 million of cost savings in 2003 moving the business into profit in the second half; with revised expectations of annual savings running at the rate of more than £40 million per annum by the end of 2004

•	Adverse impact of foreign exchange on profit before tax of £39 million

•	Operating cash flow of £322 million

—	Net debt at £147 million reduced by £35 million in the year

Statutory results

			Growth/
			(Reduction)
			at Actual
	12 months to	12 months to	Exchange
	31 Dec 2003	31 Dec 2002	Rates
	£m	£m	%
Sales*	1,652	1,618	2
Profit before tax	192	264	(27)
EPS	16.5p	26.1p	(37)

•	Statutory profit before tax shows a decline at actual exchange rates after exceptional items of £58 million (2002, £nil) and after goodwill amortisation of £44 million (2002, £37 million)

Sir William Castell, Chief Executive, Amersham plc, said, “Our strong results in the second half of 2003 reflect unwavering focus on our business fundamentals. We continued to expand sales of our patented Medical Diagnostics products at an excellent rate; delivered stronger second half growth in Protein Separations, moved Discovery Systems into profit in the second half, ahead of schedule, and we delivered improved underlying margins for Amersham.”

“Since 1990, Amersham has produced an average annual earnings per share growth on a business performance basis of 17 per cent. Our strategic focus on enabling personalised medicine has given our people a strong sense of purpose, and they have applied their skills successfully to provide our customers with a range of innovative products and technologies. The creation of GE Healthcare will enable us to combine expertise in diagnostics, biology, engineering and informatics. By focusing the scale, brand and competencies of the combined businesses on improved diagnosis, we will have an excellent opportunity to transform global healthcare ensuring a better quality of life for the individual and a more cost effective delivery for payers and providers.”

“With the deal now approaching its final phase, I would like to take this opportunity to personally thank our board of directors, executive team and, especially, all our employees at Amersham for their efforts and commitment, not only in producing this outstanding set of results, but also for their dedication to our long term goals.”

Business Performance

Sales were £1,652 million, up six per cent#, with Amersham Health sales up seven per cent, Protein Separations sales up five per cent and Discovery Systems sales up two per cent#. All regions experienced positive sales momentum led by North America up by eight per cent. Total R&D expenditure of £182 million (11 per cent of sales) was down four per cent, as expected, reflecting reduced expenditure in Discovery Systems as a result of the restructuring programme whilst maintaining growth in Amersham Health and Protein Separations. Operating profit was £299 million, up 12 per cent and after reduced net interest expense of £5 million, profit before tax increased by 14 per cent to £294 million. With the tax rate of 31.0 per cent for 2003 slightly lower than the 31.4 per cent reported in 2002 and a modest increase in the number of shares in issue, earnings per share before exceptional items and goodwill amortisation increased by 13 per cent to 29.0p. The board is recommending a dividend of 5.92p per share which is expected to be paid on 28 May, 2004, giving a full-year dividend of 8.77p per share, up 12 per cent.

The results, as reported in sterling, are affected by movements in foreign exchange. During 2003, the results were most notably impacted by the weakening of the US dollar with an overall adverse currency impact on profit before tax of £39 million.

Net cash flow from operating activities before exceptional items of £322 million was down from £346 million in 2002 affected by adverse foreign exchange movements. Free cash flow was £100 million (2002: £139 million) after an increase in capital expenditure of £22 million primarily in expanding manufacturing capacity. Net debt at the year end was £147 million, including a benefit of £20 million from movements in foreign exchange, compared to £182 million at 31 December 2002.

Statutory Results

The statutory results are shown after goodwill amortisation and exceptional items. Business performance profit before tax of £294 million was reduced by goodwill amortisation of £44 million and exceptional items of £58 million giving statutory profit before tax of £192 million. Exceptional items comprise charges incurred in connection with the restructuring of Discovery Systems of £44 million, costs arising from the acquisition by GE of Amersham of £8 million and other net items of £6 million. Profit before tax was down from £264 million in 2002 because of an increase in goodwill amortisation of £7 million, increased exceptional items and the adverse impact of exchange. Statutory earnings per share were 16.5p, down from 26.1p in 2002.

Amersham Health — Medical Diagnostics and Therapy

	2003	2002	CER Growth
	£m	£m	%
Sales
Medical Diagnostics	924	886	9
Therapy	49	62	(17)
Total	973	948	7
Operating profit	228	256	5

Amersham Health is a market-leading, international business specialising in the field of in vivo diagnostic products for the early and accurate detection of disease. In 2003, sales increased by seven per cent to £973 million with Medical Diagnostics accounting for £924 million, up nine per cent. Medical Diagnostics sales were driven by patented diagnostic products, which grew by 22 per cent to £412 million. Sales of unpatented diagnostic products grew by 2 per cent to £357 million. Sales of VisipaqueTM and OmniscanTM each exceeded £100 million in 2003 bringing the number of products with more than £100 million in annual sales to four; the radiopharmaceutical heart diagnostic product MyoviewTM (£149 million, up 20 per cent), the second generation X-ray product OmnipaqueTM (£218 million, up two per cent), the magnetic resonance imaging (MRI) product OmniscanTM (£106 million, up 12 per cent) and the third generation X-ray product VisipaqueTM (£122 million, up 38 per cent). VisipaqueTM sales growth accelerated from the 18 per cent growth achieved in 2002. Medical Diagnostics delivered improved underlying operating margins during the year partially compensating for lower margins in Therapy.

There has been significant progress in 2003 in advancing the development of the R&D portfolio, particularly in Japan where the submission of Fluordeoxyglucose (FDG) was achieved on schedule in December. Patient recruitment to support all clinical trial programmes reached an all time high in the last quarter of 2003 and reflects both the late stage of the development portfolio and the drive within the business for greater efficiency in programme management.

Amersham Biosciences – Protein Separations and Discovery Systems

	2003	2002	CER Growth
	£m	£m	%
Sales
Protein Separations	295	276	5
Discovery Systems	384	394	2#
Operating profit
Protein Separations	106	107	9
Discovery Systems	(9)	(32)	46

Protein Separations

Protein Separations is the market leader in chromatographic systems for the purification of proteins from laboratory to manufacturing scale. In 2003 sales were £295 million up five per cent and operating profit was up nine per cent to £106 million. In the second half, operating margins improved through changes in the product mix and sales accelerated, driven by 14 per cent growth in laboratory separations. Overall sales growth was impacted by the slowdown in antisense product development with sales of speciality products declining 18 per cent after a strong performance in 2002.

R&D expenditure increased by 18 per cent accelerating the development of a number of new products targeting the research customer base, which are expected to reach the market in 2004 and 2005:

AKTAxpressTM for automated multi-step high-throughput protein purification; and AKTAxflowTM, a system designed to harness the dual capabilities of chromatographic and membrane separations. In bioprocessing, following the successful launch of MabSelectTM, Amersham is preparing to launch a second generation affinity resin for purification of monoclonal antibodies. The technology behind this new product allows customers to reduce costs associated with their manufacturing processes.

Discovery Systems

Discovery Systems is a leading global provider of products and services used in disease research, drug discovery and drug development. Sales in 2003 grew two per cent# to £384 million, with an operating loss of £9 million compared with £32 million in 2002.

The business achieved profitability in the second half following a successful realignment of the cost base by reducing R&D and manufacturing costs and refocusing the business portfolio on areas where there is strong long-term growth potential and where Amersham has existing market leadership. Restructuring cost savings in 2003 amounted to more than £20 million with revised expectations of annual savings running at the rate of more than £40 million by the end of 2004.

Sales continued to grow during the restructuring. The areas of strategic focus, including cellular assays, protein analysis and microarrays (CodelinkTM) showed good growth with sales up 14 per cent. In these areas a number of new products were launched during the year, including the IN Cell Analyzer 1000, a high-throughput sub-cellular imaging system and new DIGE dyes, sample preparation products and software for protein analysis.

Management

Peter Loescher was appointed to the role of Chief Operating Officer, effective 1 January 2004. Mr Loescher, 46, joined the company in December 2002 as President of Amersham Health and an Executive member of the Amersham plc Board. In this new role Mr Loescher will continue to lead Amersham Health and to report to Sir William Castell, Chief Executive, Amersham. Andrew Carr, President Discovery Systems and Peter Ehrenheim, President Protein Separations will report to Mr Loescher with respect to their operational responsibilities.

General Electric

On 10 October, 2003, General Electric Company and GE Investments, Inc (GE) and Amersham announced a recommended share exchange acquisition by GE of Amersham. Pre-conditions to the deal, including regulatory clearances from the European Commission and from the US anti-trust authorities, have been satisfied. Completion of the acquisition remains subject to a number of customary conditions, including the approval of Amersham shareholders and the sanction of the Scheme by the High Court and is expected in early April.

Group profit and loss account

		12 months to 31 Dec 2003				12 months to 31 Dec 2002
		Before				Before
		exceptional	Exceptional			exceptional	Exceptional
		items	items	Total		items	items	Total
	Notes	£m	£m	£m		£m	£m	£m
Sales including share of joint ventures	2,3	1,652	—	1,652		1,618	—	1,618
Less share of joint venture sales		(82)	—	(82)		(80)	—	(80)

Group turnover		1,570	—	1,570		1,538	—	1,538

Group operating profit before exceptional items and goodwill amortisation		276	—	276		287	—	287
Exceptional items	4	—	(45)	(45)		—	—	—
Goodwill amortisation		(44)	—	(44)		(37)	—	(37)

Group operating profit		232	(45)	187		250	—	250
Share of operating profit of joint ventures and associates		23	—	23		23	—	23

Total operating profit	2	255	(45)	210		273	—	273
Loss on disposal of fixed assets	4	—	(6)	(6)		—	—	—
Loss on disposal of business	4	—	(7)	(7)		—	—	—
Amounts written off investments		—	—	—		(2)	—	(2)
Net interest payable		(5)	—	(5)		(7)	—	(7)

Profit on ordinary activities before taxation		250	(58)	192		264	—	264
Tax on profit on ordinary activities	4,5	(91)	14	(77)		(94)	9	(85)

Profit on ordinary activities after taxation		159	(44)	115		170	9	179
Loss attributable to equity minority interests		1	—	1		1	—	1
Profit attributable to non-equity minority interests		—	—	—		(1)	—	(1)
Loss attributable to minority interests		1	—	1		—	—	—

Profit for the financial year attributable to shareholders		160	(44)	116		170	9	179
Dividends paid and proposed	6	(62)	—	(62)		(58)	—	(58)

Retained profit for the financial year		98	(44)	54		112	9	121

Earnings per ordinary share	7
— basic				16.5	p			26.1	p
— before exceptional items and goodwill amortisation				29.0	p			29.9	p
— average number of shares				699.5	m			684.7	m
Diluted earnings per ordinary share
— after exceptional items and goodwill amortisation				16.4	p			25.9	p

Dividends per ordinary share	6			8.77	p			7.80	p

All results are derived from continuing operations.

Share of operating profit of joint ventures and associates of £23m (2002 — £23m) includes income from the group’s joint venture interests in Nihon Medi-Physics (NMP) and in Oncura Inc for the 6 months from 1 July 2003.

Statement of total recognised gains and losses

		12 months to	12 months to
		31 Dec 2003	31 Dec 2002
	Notes	£m	£m
Profit for the financial year attributable to shareholders		116	179
Tax charge on foreign currency hedge loan		(2)	(5)
Unrealised gain on partial disposal of business	4	12	—
Foreign currency translation of net investment in subsidiaries		(9)	53

Total recognised gains for the year		117	227

Reconciliation of movement in equity shareholders’ funds

		12 months to	12 months to
		31 Dec 2003	31 Dec 2002
	Notes	£m	£m
Profit for the financial year attributable to shareholders		116	179
Dividends	6	(62)	(58)

Retained earnings		54	121
Foreign currency translation		(11)	48
New share capital and premium		13	408
Unrealised gain on partial disposal of business	4	12	—
Loss relating to Qualifying Employee Share Ownership Trust (QUEST)		—	(1)

Net increase in equity shareholders’ funds		68	576
Equity shareholders’ funds at the start of the year		1,172	596

Equity shareholders’ funds at the end of the year		1,240	1,172

Group balance sheet

	At 31 Dec 2003	At 31 Dec 2002
	£m	£m
Fixed assets
Intangible assets	681	751
Tangible assets	708	641
Investments:
Investment in joint ventures:
— Share of gross assets	126	105
— Share of gross liabilities	(38)	(32)

— Share of net assets	88	73
Investments in associates and other investments	21	26
	109	99

	1,498	1,491

Current assets
Stocks	222	208
Debtors — amounts due within one year	373	349
Debtors — amounts due after one year	53	61
Short term deposits and investments	27	22
Cash at bank and in hand	35	33

	710	673

Creditors — amounts due within one year
Loans	(126)	(44)
Other creditors	(492)	(482)

	(618)	(526)

Net current assets	92	147

Total assets less current liabilities	1,590	1,638

Creditors — amounts due after one year
Loans	(83)	(193)
Other creditors	(9)	(11)

	(92)	(204)

Provisions for liabilities and charges	(250)	(253)

Accruals and deferred income	(3)	(4)

Total net assets	1,245	1,177

Equity capital and reserves
Share capital	35	35
Share premium account	482	469
Other reserves	94	94
Profit and loss account	629	574

Equity shareholders’ funds	1,240	1,172

Minority interests	5	5

	1,245	1,177

Group cash flow statement

		12 months to	12 months to
		31 Dec 2003	31 Dec 2002
	Notes	£m	£m
Net cash inflow from operating activities before exceptional items	8	322	346
Exceptional items		(24)	—

Net cash inflow from operating activities		298	346

Dividend received from joint venture		9	5

Returns on investments and servicing of finance
Interest paid		(2)	(9)
Interest received		1	5
Dividends paid by subsidiary undertakings to minority interests		(2)	(2)

		(3)	(6)

Taxation		(65)	(57)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(168)	(143)
Purchase of intangible fixed assets		(2)	(5)
Sales of tangible fixed assets		3	1
Purchase of trade investments		(3)	(3)
Costs associated with disposal of investment in Nycomed Pharma		(2)	(4)
Sale of own shares		4	—
Sale of trade investments		3	1

		(165)	(153)

Acquisitions and disposals
Purchase of 45% minority in Amersham Biosciences		—	(704)
Costs associated with the purchase of 45% minority in Amersham Biosciences		—	(5)
Other acquisitions		(17)	(40)
Disposals		1	—
Cash transferred on disposal of business		(1)	—

		(17)	(749)

Equity dividends paid		(56)	(52)

Net cash flow before management of liquid resources and financing		1	(666)

Management of liquid resources*	9	(4)	75

Financing
Issue of share capital		13	413
Costs associated with issue of share capital		—	(5)
Loans and finance leases	9	(12)	162
Repayment of long term loan		—	(14)
Capital contribution by minority interest		1	9

		2	565

Cash flow in the year	9	(1)	(26)

Analysis of free cash flow before exceptional items
Free cash flow from:
Operating activities before exceptional items	8	322	346
Dividend received from joint venture		9	5
Returns on investments and servicing of finance		(3)	(6)
Taxation		(65)	(57)

Free cash flow after taxation and returns on investments and servicing of finance		263	288
Capital expenditure and financial investment prior to the disposal of Nycomed Pharma		(163)	(149)

Free cash flow before equity dividends		100	139

Free cash flow after equity dividends		44	87

*	Liquid resources are defined as short term deposits with banks and current asset investments in bonds and equities. These total £27m (2002 — £22m) and are shown in the balance sheet within the total of short term deposits and investments.

Notes to the financial statements

1.     Basis of preparation

The Preliminary Announcement of results for the year ended 31 December 2003 is an excerpt from the forthcoming Annual Report & Accounts 2003 and does not constitute the statutory financial statements of 2003 nor 2002. The 2003 figures are extracted from the unaudited financial statements for that year which have not yet been approved by the shareholders and have not yet been delivered to the Registrar of Companies. The comparative figures are extracted from the latest published financial statements that have been delivered to the Registrar of Companies. The auditors’ report in respect of the year ended 31 December 2002 was unqualified and did not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

2.     Segmental analysis by business sector

	12 months to	12 months to
	31 Dec 2003	31 Dec 2002
	£m	£m
Sales
Amersham Health	973	948
Amersham Biosciences
Protein Separations	295	276
Discovery Systems	384	394

	1,652	1,618

Included within Amersham Health is the group’s share of joint venture sales during the year of £82m (2002 — £80m).

Total operating profit before exceptional items and goodwill amortisation
Amersham Health	228	256
Amersham Biosciences
Protein Separations	106	107
Discovery Systems	(9)	(32)
Corporate and other	(26)	(21)

	299	310

Total operating profit before exceptional items and goodwill amortisation of £299m (2002 — £310m) is after charging research and development of £182m (2002 — £184m). Research and development costs of Amersham Health are £102m (2002 — £95m), Protein Separations £26m (2002 — £22m), Discovery Systems £51m (2002 — £66m) and Corporate and other £3m (2002 — £1m).

The following table shows operating profit after allocation of exceptional items and goodwill amortisation. The exceptional items charged in 2003 relate £1m (2002 — £nil) to Amersham Health, £2m (2002 — £nil) to Protein Separations, £37m (2002 — £nil) to Discovery Systems and £5m (2002 — £nil) to Corporate and other. Amortisation charged on goodwill in 2003 relates £2m (2002 — £1m) to Amersham Health, £29m (2002 — £24m) to Protein Separations and £13m (2002 — £12m) to Discovery Systems.

Total operating profit after exceptional items and goodwill amortisation
Amersham Health	225	255
Amersham Biosciences
Protein Separations	75	83
Discovery Systems	(59)	(44)
Corporate and other	(31)	(21)

	210	273

Included within Amersham Health is the group’s share of joint venture profit before interest and tax for the year of £23m (2002 — £23m).

3.     Segmental analysis by geographical sector

	12 months to	12 months to
	31 Dec 2003	31 Dec 2002
By destination	£m	£m
Sales
Europe	462	428
North America	807	799
Japan	247	264
Asia Pacific	95	80
Rest of the world	41	47

	1,652	1,618

Included within Japan is the group’s share of NMP joint venture sales during the year of £75m (2002 — £80m), and within North America is the group’s share of Oncura Inc joint venture sales of £7m (2002 — £nil).

4.     Exceptional items

	12 months to	12 months to
	31 Dec 2003	31 Dec 2002
	£m	£m
Costs associated with the restructuring of Discovery Systems business	(37)	—
Costs associated with the General Electric offer	(8)	—

Total exceptional charge to operating profit	(45)	—

Asset write-offs associated with the restructuring of Discovery Systems business	(7)	—
Profit on disposal of own shares	1	—

Loss on disposal of fixed assets	(6)	—

Provision for loss on disposal of Cimarron business	(10)	—
Realised gain on partial disposal of Brachytherapy business	3	—

Loss on disposal of business	(7)	—

Total exceptional items before taxation	(58)	—

Tax credit relating to exceptional items	14	—
Tax credit relating to group reorganisation	—	9

Total exceptional items after taxation	(44)	9

In February 2003, the group announced a restructuring of its Discovery Systems business. Operating costs of £37m, relating primarily to staff termination payments, and £7m of fixed asset write offs have been incurred on the project during 2003, with a related tax credit of £13m. Of the total costs of £44m incurred, cash outflow was £22m in the period.

In July 2003, the group combined its Brachytherapy commercial operations with the urology business of Galil Medical. The net effect of the transaction has been to dispose of a 25% interest in Amersham’s Brachytherapy commercial operations in exchange for a 75% interest in Galil Medical’s urology business and £3m in cash. A realised gain of £3m has been recognised on the disposal, with an unrealised gain of £12m recognised in the statement of total recognised gains and losses.

In October 2003, the group announced that it had reached agreement with General Electric Company (GE) on the terms of a recommended share exchange acquisition of Amersham by GE. Costs of £8m relating to the offer have been incurred in 2003, primarily relating to advisor fees and incremental social security relating to share options, with a related tax credit of £1m. Cash outflow of £2m was incurred during 2003.

In December 2003, following a decision to exit from its investment in Cimarron Software Inc, the group has provided for a loss on disposal of the business, writing down the related goodwill and other assets to net realisable value, resulting in a charge of £10m. The exit from the business was completed on 2 February 2004. There is no cash impact from this exceptional charge.

In December 2003, the group realised a gain of £1m on the disposal of 480,000 own shares for £7.63 per share. The cash inflow resulting from this disposal was £4m.

In 2002, as a result of the formation of a consolidated tax group in the US on 31 July 2002, the group recognised a deferred taxation asset of £9m, relating to future utilisation of tax losses arising from prior periods.

5.     Tax on profit on ordinary activities

		12 months to	12 months to
		31 Dec 2003	31 Dec 2002
	Note	£m	£m
UK corporation tax at 30% (2002 — 30%)
Current		37	4
Double tax relief		(37)	(8)

		—	(4)
Overseas taxation		77	84
Over-provision in respect of prior years		(7)	(19)
Share of joint ventures and associates		10	10

Total current tax		80	71

Deferred tax
Origination and reversal of timing differences		12	7
Prior year deferred tax movement		(1)	16

Total deferred tax		11	23

Tax before exceptional items		91	94
Exceptional items	4	(14)	(9)

		77	85

6.     Dividends paid and proposed

	12 months to	12 months to
	31 Dec 2003	31 Dec 2002
	£m	£m
Paid — interim dividend of 2.85p per share (2002 — 2.65p per share)	20	22
Proposed — dividend of 5.92p per share (2002 — nil p per share)	42	—
Proposed — final dividend of nil p per share (2002 — 5.15p per share)	—	36

	62	58

A dividend of 5.92p per share is proposed subject to completion of the Acquisition, bringing the total dividend for the year to 8.77p.

Included within the interim dividend for 2002 of £22m is £3m relating to the final 2001 dividend paid to holders of the 57.5m new ordinary shares which were issued by means of a placing on 18 March 2002.

7.     Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue in the year, excluding those held by employee share trusts. For diluted earnings per ordinary share, the weighted average number of ordinary shares is adjusted to assume conversion of all potentially dilutive ordinary shares.

The calculation of earnings per ordinary share is based on the following attributable profit and weighted average number of shares.

	12 months to				12 months to
	31 Dec 2003				31 Dec 2002
	£m		p		£m		p
Attributable profit
Profit attributable to shareholders — basic	116		16.5		179		26.1

Add back the following items :
Exceptional items	58		8.2		—		—
Goodwill amortisation	44		6.3		37		5.3
Adjust for related amounts of :
Taxation	(14)		(2.0)		(9)		(1.3)
Minority interest	—		—		(2)		(0.2)

Profit attributable to shareholders before exceptional items and goodwill amortisation	204		29.0		205		29.9

Average number of shares
Basic	699.5	m			684.7	m
Dilution effect of outstanding share options	4.0	m			4.0	m

Diluted	703.5	m			688.7	m

Earnings per ordinary share
— basic			16.5	p			26.1	p
— before exceptional items and goodwill amortisation			29.0	p			29.9	p
— diluted (after exceptional items and goodwill amortisation)			16.4	p			25.9	p

Earnings per ordinary share before exceptional items and goodwill amortisation is presented in order to show the impact on earnings of non-recurring items and goodwill.

8.     Net cash flow from operating activities

	12 months to	12 months to
	31 Dec 2003	31 Dec 2002
	£m	£m
Total operating profit before exceptional items	255	273
Share of operating profit of joint ventures and associates	(23)	(23)
Depreciation and amortisation	131	117
Loss on sale of tangible fixed assets	3	2
(Decrease) in provisions	(25)	(7)
(Increase) in stocks	(18)	(20)
(Increase)/decrease in debtors	(20)	5
Increase/(decrease) in creditors	19	(1)

Net cash inflow from operating activities before exceptional items	322	346
Exceptional items	(24)	—

Net cash inflow from operating activities	298	346

9.     Analysis of net debt

	As at	Other non-cash		Exchange	As at
	1 Jan 2003	changes	Cash flow	movements	31 Dec 2003
	£m	£m	£m	£m	£m
Cash at bank and in hand	33	—	2	—	35
Overdrafts	(7)	—	(3)	1	(9)

	26	—	(1)	1	26
Liquid resources	22	—	4	1	27
Loans due within one year	(37)	(92)	10	2	(117)
Loans due after more than one year	(193)	92	2	16	(83)

Net debt	(182)	—	15	20	(147)

Other non-cash changes represent the reclassification of loan balances that mature within one year.

10.    Post balance sheet events

On 21 January 2004, the group announced that the pre-conditions to the making of the share exchange acquisition of Amersham plc by General Electric Company and GE Investments Inc had been satisfied. The pre-conditions included regulatory clearance from the European Commission and from the US anti-trust authorities. Completion of the acquisition remains subject to a number of customary conditions, including the approval of the Amersham shareholders and the sanction of the Scheme by the High Court and is expected in early April.

On 2 February 2004, the group completed the exit from its investment in Cimarron Software Inc, by selling the group’s holding for US$1, although the group will continue to distribute Cimarron products.

2.	Summary of differences between UK and US Generally Accepted Accounting Principles (unaudited) for the year ended 31 December 2003

The following is a summary of the adjustments to the group’s net income and shareholders’ equity of applying the significant differences between UK GAAP and US GAAP. These are summarised in the tabular reconciliation statements set out below.

Reconciliation of consolidated net income

			12 months to		12 months to
			31 Dec 2003		31 Dec 2002
	Notes		£m		£m
Profit attributable to shareholders reported under UK GAAP			116		179
US GAAP adjustments:
Business combinations	(i	)	(36)		(114)
Disposal of investment in Nycomed Pharma	(iii	)	—		(1)
Derivative hedging	(iv	)	(3)		66
Pension and post retirement costs	(v	)	(15)		(5)
Revenue recognition	(vi	)	1		(1)
Deferred taxation — application of full liability method	(vii	)	3		6
Compensated absences, equity instruments and other	(viii	)	(7)		—
Tax effect of US GAAP adjustments			30		30
Minority interest	(x	)	—		1

Total US GAAP adjustments			(27)		(18)

Net income in accordance with US GAAP			89		161

Basic net income per share in accordance with US GAAP			12.7	p	23.4	p

Diluted net income per share in accordance with US GAAP			12.6	p	23.3	p

Reconciliation of shareholders’ equity

			31 Dec 2003	31 Dec 2002
	Notes		£m	£m
Equity shareholders’ funds reported under UK GAAP			1,240	1,172
US GAAP adjustments:
Business combinations	(i	)	1,016	1,067
Accounting for investment in NMP	(ii	)	41	42
Derivative hedging	(iv	)	25	33
Pension and post retirement costs	(v	)	(36)	(69)
Revenue recognition	(vi	)	(3)	(4)
Deferred taxation — application of full liability method	(vii	)	27	28
Compensated absences, equity instruments and other	(viii	)	(21)	(22)
Ordinary dividend	(ix	)	42	36
Tax effect of US GAAP adjustments			(116)	(143)

Total US GAAP adjustments			975	968

Shareholders’ equity in accordance with US GAAP			2,215	2,140

(i)     Business combinations

Under both UK GAAP and US GAAP, acquisitions are accounted for as purchase business combinations. However, certain differences between UK GAAP and US GAAP in the application of the purchase method of accounting for business combinations are set out below.

Both UK GAAP and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill. Under the requirements of Financial Reporting Standard (FRS) 10 ‘Goodwill and intangible assets’, goodwill arising on acquisitions of subsidiaries, joint ventures, and associates during accounting periods ending on or after 23 December 1998 should be capitalised and amortised over its useful economic life. This treatment of goodwill is similar to its treatment under US GAAP prior to the introduction of Statement of Financial Accounting Standards (SFAS)142 ‘Goodwill and Other Intangible Assets’. However, because FRS 10 need not be applied retrospectively to goodwill written off against shareholders’ funds in earlier years, there will continue to be differences between the goodwill calculated under UK GAAP and US GAAP. For the purposes of US GAAP, goodwill written off against shareholders’ funds under UK GAAP has been reinstated.

UK GAAP requires an allocation of purchase consideration to intangible assets, which are separable from the business. For UK GAAP purposes, intangible assets, other than goodwill, acquired in a business combination, which are not separable and measurable, are not capitalised. US GAAP requires an allocation of consideration to identifiable intangible assets if they arise from contractual or other legal rights; if intangible assets do not arise from contractual or legal rights, the asset is recognised apart from goodwill only if it is separable. The intangible assets recognised for US GAAP are being amortised on a straight-line basis over periods up to 15 years.

Under US GAAP, following the introduction of SFAS 142, goodwill and intangible assets with indefinite useful lives are not amortised but reviewed annually for impairment. The annual goodwill amortisation charge recognised for UK GAAP has therefore been reversed for US GAAP purposes.

Purchase of 45% minority interest in Amersham Biosciences in 2002

Under UK GAAP, fair value adjustments have been recognised for tangible fixed assets, listed investments and the funded status of pensions. Under US GAAP, additional fair value adjustments have been recognised for separable intangible assets, in-process research and development and the revaluation of inventory. Intangible assets are being amortised on a straight-line basis over periods up to 10 years.

Profit or loss on the partial disposal of businesses

Under UK GAAP, gains on the partial disposal of businesses involving non-monetary consideration are recorded in the statement of total recognised gains and losses. Under US GAAP, when recorded in connection with a business combination, these gains and losses are recorded in the income statement.

(ii)    Accounting for investment in Nihon Medi-Physics (NMP)

Under UK GAAP the change from the cost method to the equity method in the year ended 31 March 1997, due to the acquisition of an additional interest in NMP, did not require retroactive adjustment to the financial statements. Under US GAAP the investment, the results of operations, and shareholders’ equity of the group were adjusted retroactively in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary.

(iii)    Disposal of investment in Nycomed Pharma

In 2001, the group sold its trade investment in Nycomed Pharma. Under US GAAP, the investment was treated as an associate company resulting in a lower profit on disposal under the equity method of accounting. Certain costs associated with the sale have been recognised in 2002 for US GAAP.

(iv)    Derivative hedging

Under US GAAP, the group does not qualify for hedge accounting and so gains and losses arising on derivative instruments at the year end have been booked directly to income.

(v)    Pension and post retirement costs

Under both UK GAAP and US GAAP, pension and post retirement costs are based on actuarial assumptions. However, under UK GAAP the cost is based on long term market and economic assumptions and under US GAAP the cost is based on current market and economic assumptions. In line with SFAS 87 ‘Employers’ Accounting for Pensions’ an additional minimum liability equal to the unfunded accumulated benefit obligation is recognised when the accumulated benefit obligation exceeds the fair value of pension fund assets.

A transfer of assets was received from former pension plans during 2001. Under UK GAAP, the proportion of the transfer relating to current employees of the group is being spread over the remaining service life of the employees in line with SSAP 24. Under US GAAP this was taken to income during 2001.

(vi)    Revenue recognition

Under UK GAAP, contract revenue is recognised when it is earned and non-refundable and when there are no future obligations under the contract terms. Under US GAAP, the group applies Staff Accounting Bulletin 101 (SAB 101) ‘Revenue Recognition in Financial Statements’. Under SAB 101, more prescriptive criteria are applied to assess whether the culmination of the earnings process has occurred and the group has a continuing obligation throughout the contract terms. As a result, certain non-refundable fees have been deferred over the contract terms under US GAAP.

(vii)   Deferred taxation

Under UK GAAP, provision for deferred taxation is recorded under FRS 19. Except for certain timing differences relating to revaluations, rolled over taxable gains and unremitted income, a provision is made for all timing differences that would give rise to a deferred tax liability. Deferred tax assets are recognised to the extent that it is more likely than not they will be recoverable. Under US GAAP, deferred tax is provided for on a full liability basis, which includes these exceptions noted above. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax asset will not be realised.

(viii)  Compensated absences, equity instruments and other

Differences between UK GAAP and US GAAP relate to accounting for compensated absences, investments in equity securities, ESOP transactions, social security on share option gains and stock based compensation.

(ix)    Ordinary dividends

Under UK GAAP, dividends proposed are provided for in the period in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, dividends are recorded as a reduction to retained earnings when they have been formally declared, and notice given to shareholders.

(x)    Minority interest

The amount represents the components of the US GAAP adjustments attributable to Pharmacia Corporation’s 45% interest in Amersham Biosciences. The minority interest was extinguished in 2002 on the purchase of the 45% interest in Amersham Biosciences that the group did not already own.

3.	Financial information for the three years ended 31 December 2002

Group profit and loss account

		12 months to 31 Dec 2002				12 months to 31 Dec 2001
		Before				Before
		exceptional	Exceptional			exceptional	Exceptional
		items	items	Total		items	items	Total
	Notes	£m	£m	£m		£m	£m	£m
Sales including share of joint venture	1,2	1,618.2	—	1,618.2		1,602.5	—	1,602.5
Less share of joint venture sales		(80.5)	—	(80.5)		(87.3)	—	(87.3)

Group turnover		1,537.7	—	1,537.7		1,515.2	—	1,515.2

Group operating profit before exceptional items and goodwill amortisation		286.6	—	286.6		266.4	—	266.4
Exceptional items	3	—	—	—		—	(8.7)	(8.7)
Goodwill amortisation	11	(36.6)	—	(36.6)		(11.7)	—	(11.7)

Group operating profit	4	250.0	—	250.0		254.7	(8.7)	246.0
Share of operating profit of joint venture and associates		23.2	—	23.2		26.1	—	26.1

Total operating profit	1,2,4	273.2	—	273.2		280.8	(8.7)	272.1
Profit on sale of fixed asset investment	3	—	—	—		—	55.3	55.3
Amounts written off investments		(2.4)	—	(2.4)		(4.4)	—	(4.4)
Net interest payable	7	(7.1)	—	(7.1)		(8.7)	—	(8.7)

Profit on ordinary activities before taxation		263.7	—	263.7		267.7	46.6	314.3
Tax on profit on ordinary activities	3,8	(94.3)	9.2	(85.1)		(97.0)	0.5	(96.5)

Profit on ordinary activities after taxation		169.4	9.2	178.6		170.7	47.1	217.8

Loss/(profit) attributable to equity minority interests		0.7	—	0.7		(6.2)	2.0	(4.2)
Profit attributable to non-equity minority interests		(0.6)	—	(0.6)		(2.9)	—	(2.9)

Loss/(profit) attributable to minority interests		0.1	—	0.1		(9.1)	2.0	(7.1)

Profit for the financial year attributable to shareholders		169.5	9.2	178.7		161.6	49.1	210.7
Dividends paid and proposed	9	(57.3)	—	(57.3)		(45.2)	—	(45.2)

Retained profit for the financial year		112.2	9.2	121.4		116.4	49.1	165.5

Earnings per ordinary share	10
— basic				26.1	p			33.2	p
— before exceptional items and goodwill amortisation				29.9	p			26.6	p
— average number of shares				684.7	m			634.4	m
Diluted earnings per ordinary share
— after exceptional items and goodwill amortisation				25.9	p			33.0	p

Dividends per ordinary share	9			7.80	p			7.10	p

Share of operating profit of joint venture and associates includes income from the group’s joint venture interest in Nihon Medi-Physics (NMP) of £23.2m (2001 — £26.1m, 2000 — £29.8).

Figures for the 12 months to 31 December 2001 have been restated following the introduction of FRS19 as explained in note 36(a). Figures for the 12 months to 31 December 2000 have been restated following the introduction of FRS18 as explained in note 36(b).

All results are derived from continuing operations.

Group profit and loss account (cont)

		12 months to 31 Dec 2000
		Before
		exceptional	Exceptional
		items	items	Total
	Notes	£m	£m	£m
Sales including share of joint venture	1,2	1,377.6	—	1,377.6
Less share of joint venture sales		(94.8)	—	(94.8)

Group turnover		1,282.8	—	1,282.8

Group operating profit before exceptional items and goodwill amortisation		211.4	—	211.4
Exceptional items	3	—	(27.0)	(27.0)
Goodwill amortisation	11	(10.7)	—	(10.7)

Group operating profit	4	200.7	(27.0)	173.7
Share of operating profit of joint venture and associates		29.8	—	29.8

Total operating profit	1,2,4	230.5	(27.0)	203.5
Profit on sale of fixed asset investment	3	—	—	—
Amounts written off investments		—	—	—
Net interest payable	7	(10.0)	—	(10.0)

Profit on ordinary activities before taxation		220.5	(27.0)	193.5
Tax on profit on ordinary activities	3,8	(78.5)	2.4	(76.1)

Profit on ordinary activities after taxation		142.0	(24.6)	117.4

Profit attributable to equity minority interests		(3.7)	—	(3.7)
Profit attributable to non-equity minority interests		(2.9)	—	(2.9)

Profit attributable to minority interests		(6.6)	—	(6.6)

Profit for the financial year attributable to shareholders		135.4	(24.6)	110.8
Dividends paid and proposed	9	(40.4)	—	(40.4)

Retained profit for the financial year		95.0	(24.6)	70.4

Earnings per ordinary share	10
— basic				17.6	p
— before exceptional items and goodwill amortisation				22.5	p
— average number of shares				630.9	m
Diluted earnings per ordinary share
— after exceptional items and goodwill amortisation				17.4	p

Dividends per ordinary share	9			6.40	p

Statement of total recognised gains and losses

		12 months to	12 months to	12 months to
		31 Dec 2002	31 Dec 2001	31 Dec 2000
	Notes	£m	£m	£m
Profit for the financial year attributable to shareholders		178.7	210.7	110.8
Tax (charge)/credit on foreign currency hedge loan	26	(5.4)	0.3	3.5
Foreign currency translation of net investment in subsidiaries		53.4	(4.0)	(22.3)
Foreign currency translation of net investment in joint venture		(0.2)	(0.2)	(0.1)

Total recognised gains for the year		226.5	206.8	91.9

Prior year adjustment	36	4.4

Total gains recognised since last Annual Report		230.9

Reconciliation of movement in equity shareholders’ funds

			12 months to	12 months to	12 months to
			31 Dec 2002	31 Dec 2001	31 Dec 2000
	Notes		£m	£m	£m
Profit for the financial year attributable to shareholders			178.7	210.7	110.8
Dividends	9		(57.3)	(45.2)	(40.4)

Retained earnings			121.4	165.5	70.4
Foreign currency translation	26		47.8	(3.9)	(18.9)
New share capital and premium (net of issue costs of £5.5m in 2002)	25,26		407.7	25.2	6.2
(Loss)/gain relating to Qualifying Employee Share Ownership Trust (QUEST)	26		(1.2)	1.6	—
Contribution to Qualifying Employee Share Ownership Trust (QUEST)			—	(9.0)	(0.7)

Net increase in equity shareholders’ funds			575.7	179.4	57.0

Equity shareholders’ funds at the start of the year as previously reported			591.9	408.4	354.6
Prior year adjustment — FRS 19	36(a	)	4.4	8.5	—
Prior year adjustment — FRS 18	36(b	)	—	—	(3.2)

Restated			596.3	416.9	351.4

Equity shareholders’ funds at the end of the year			1,172.0	596.3	408.4

Equity shareholders’ funds for the 12 months to 31 December 2000 have been restated for the adoption of FRS 18 in 2001 and equity shareholders’ funds for the 12 months to 31 December 2001 have been restated for the adoption of FRS 19 in 2002, as outlined in note 36.

Group balance sheet

		At 31 Dec	At 31 Dec	At 31 Dec
		2002	2001	2000
	Notes	£m	£m	£m
Fixed assets
Intangible assets	11	751.2	152.7	149.5
Tangible assets	12	640.8	533.1	523.5
Investments:
Investment in joint venture:
— Share of gross assets		105.2	93.7	102.8
— Share of gross liabilities		(32.2)	(26.6)	(36.7)

— Share of net assets	13	73.0	67.1	66.1
Investments in associates and other investments	13	26.4	35.0	37.6
	13	99.4	102.1	103.7

		1,491.4	787.9	776.7

Current assets
Stocks	14	208.0	180.6	171.1
Debtors — amounts due within one year	15	349.2	360.8	354.5
Debtors — amounts due after one year	16	61.3	55.4	23.8
Short term deposits and investments	17	22.1	99.4	54.8
Cash at bank and in hand	32	32.7	56.9	50.1

		673.3	753.1	654.3

Creditors — amounts due within one year
Loans	18	(44.6)	(30.8)	(12.9)
Other creditors	18	(482.2)	(452.5)	(375.2)

		(526.8)	(483.3)	(388.1)

Net current assets		146.5	269.8	266.2

Total assets less current liabilities		1,637.9	1,057.7	1,042.9

Creditors — amounts due after one year
Loans	19	(192.5)	(148.0)	(365.4)
Other creditors	19	(11.5)	(6.4)	(4.4)

		(204.0)	(154.4)	(369.8)

Provisions for liabilities and charges	22	(253.5)	(240.8)	(202.9)

Accruals and deferred income		(3.5)	(3.6)	(3.9)

Total net assets		1,176.9	658.9	466.3

Equity capital and reserves
Share capital	25	35.1	32.1	31.8
Share premium account	26	469.0	64.3	39.4
Other reserves	26	94.0	94.0	94.0
Profit and loss account	26	573.9	405.9	243.2

Equity shareholders’ funds		1,172.0	596.3	408.4

Minority interests
— Equity		4.9	20.0	18.2
— Non-equity	20	—	42.6	39.7

		4.9	62.6	57.9

		1,176.9	658.9	466.3

Group cash flow statement

		12 months to	12 months to	12 months to
		31 Dec 2002	31 Dec 2001	31 Dec 2000
	Notes	£m	£m	£m
Net cash inflow from operating activities before exceptional items	31	345.5	342.3	255.3
Integration costs		—	—	(15.8)
Exceptional items		—	12.0	(14.8)

Net cash inflow from operating activities	31	345.5	354.3	224.7

Dividend received from joint venture		5.4	4.8	3.9

Returns on investments and servicing of finance
Interest paid		(9.2)	(19.7)	(30.5)
Interest received		4.9	10.3	13.5
Dividends paid by subsidiary undertakings to minority interests		(1.7)	(1.7)	(1.4)

		(6.0)	(11.1)	(18.4)

Taxation		(57.2)	(47.6)	(15.8)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(143.4)	(91.6)	(123.5)
Purchase of intangible fixed assets		(4.8)	(10.2)	(4.5)
Sales of tangible fixed assets		1.3	22.1	0.3
Purchase of own shares		—	—	(16.5)
Purchase of trade investments		(3.4)	(4.9)	(10.5)
Cash received on disposal of investment in Nycomed Pharma		—	123.0	—
Costs associated with disposal of investment in Nycomed Pharma		(3.5)	(4.9)	—
Sale of trade investments		1.4	—	4.2

		(152.4)	33.5	(150.5)

Acquisitions and disposals
Purchase of 45% minority in Amersham Biosciences	24	(704.1)	—	—
Costs associated with the purchase of 45% minority in Amersham Biosciences	24	(4.5)	—	—
Other acquisitions		(40.6)	(4.9)	(10.9)
Other disposals		—	1.0	6.0

		(749.2)	(3.9)	(4.9)

Equity dividends paid		(51.6)	(41.7)	(38.2)

Net cash flow before management of liquid resources and financing		(665.5)	288.3	0.8

Management of liquid resources*	32,33	74.5	(91.4)	64.1

Financing
Issue of share capital	25	413.2	16.2	6.2
Costs associated with issue of share capital		(5.5)	—	—
Loans and finance leases	32,33	161.9	(205.3)	(70.3)
Repayment of long term loan	32,33	(13.6)	—	—
Capital contribution by minority interest in Amersham Biosciences		8.7	—	—

		564.7	(189.1)	(64.1)

Cash flow in the year	32,33	(26.3)	7.8	0.8

Analysis of free cash flow before exceptional items
Free cash flow from:
Operating activities before exceptional items	31	345.5	342.3	255.3
Dividend received from joint venture		5.4	4.8	3.9
Returns on investments and servicing of finance		(6.0)	(11.1)	(18.4)
Taxation		(57.2)	(47.6)	(15.8)

Free cash flow after taxation and returns on investments and servicing of finance		287.7	288.4	225.0
Capital expenditure and financial investment prior to the disposal of Nycomed Pharma		(148.9)	(84.6)	(150.5)

Free cash flow before equity dividends		138.8	203.8	74.5

Free cash flow after equity dividends		87.2	162.1	36.3

*	Liquid resources are defined as short term deposits with banks and current asset investments in bonds and equities. These total £22.1m (2001 — £96.5m, 2000 — £4.7m) and are shown in the balance sheet within the total of short term deposits and investments.

Accounting policies

Basis of preparation

The group’s main accounting policies are set out below. The financial statements are prepared in accordance with the historical cost convention, except for the company’s investments (see below), and all applicable United Kingdom accounting standards. As the group profit and loss account is already at historical cost no separate note of historical cost profit and loss is included as allowed by Financial Reporting Standard (FRS) 3. No profit and loss account is presented for the company as permitted by S230(2) of the Companies Act 1985.

New accounting standards

The following new accounting standards issued by the UK Accounting Standards Board, have been adopted during the three financial years:

FRS 19 Deferred Taxation

The change to existing accounting policies arising from the adoption of FRS 19 is described in note 36(a). The results for the year to 31 December 2001 have been restated for the adoption of FRS 19 in 2002 as described in note 36(a).

FRS 18 Accounting Policies

The results for the year to 31 December 2000 have been restated for the adoption of FRS 18 in 2001, as described in note 36(b).

FRS 17 Retirement Benefits

The group is following the transitional arrangements under which additional disclosure is required in the notes to the financial statements for the years ending 31 December 2001 and 31 December 2002. The standard becomes mandatory for accounting periods beginning on or after 1 January 2005.

Basis of consolidation

The consolidated group profit and loss account and balance sheet include the financial statements of the company and its subsidiary undertakings made up to 31 December. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes. Intra-group sales and profits are eliminated fully on consolidation.

On acquisition of a subsidiary, all of the subsidiary’s assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. All changes to those assets and liabilities, and the resulting gains and losses, that arise after the group has gained control of the subsidiary are dealt with in the post acquisition profit and loss account.

Foreign currencies

The results of the overseas subsidiary, joint venture and associated undertakings are translated at the average exchange rates of the period during which they arise. Overseas subsidiary undertakings’ assets and liabilities and the net investments in joint venture and associated undertakings are translated at the year end exchange rates. Differences arising on translation, together with differences on foreign currency loans of the group which match investments, are dealt with through reserves.

Derivative financial instruments

The group enters into derivative instruments primarily to manage exposures to fluctuations in interest rates and foreign currency exchange rates. Interest differentials under interest rate swap instruments and forward rate agreements (FRAs) are recognised on an accruals basis.

It is the group’s policy, where appropriate, to protect the sterling value of its estimated future foreign currency net receivables through the use of forward contracts or currency options. Net revenues and related net receivables covered by forward exchange contracts or options are translated into sterling at contract rates. No account is taken of profits or losses on forward exchange contracts or options which are intended as a hedge against future transactions; such profits and losses are accounted for so as to match the exchange differences arising on the underlying currency transactions.

Research and development expenditure

Research and development expenditure is written off as it is incurred.

Fixed assets

Fixed assets are stated at cost less depreciation and provision for impairment, where appropriate. Cost includes appropriate labour and directly attributable costs. Finance costs on borrowings used to finance the construction of tangible fixed assets are written off to the profit and loss account as incurred.

Directly acquired intangible assets, comprising patents, patent applications, trademarks and know-how, are stated at cost less amortisation. Intangible assets, other than goodwill, acquired in a business combination, which are not separable and measurable are not capitalised.

Goodwill arising on consolidation represents the excess of the fair value of the consideration over the fair value of the identifiable net assets acquired. Goodwill and negative goodwill arising on the acquisition of subsidiary undertakings, joint venture and associated undertakings prior to 31 December 1997 was written off immediately against reserves. Goodwill arising on acquisitions after 1 January 1998 is capitalised and amortised over its estimated useful economic life where the goodwill is regarded as having a limited useful economic life. In accordance with the requirement of Financial Reporting Standard (FRS) 10, capitalised goodwill is reviewed for evidence of impairment at the end of the first full financial year following the initial date of recognition.

Depreciation and amortisation are calculated as follows:

Intangible assets	Amortised on a straight-line basis at rates from 5% to 36% p.a.
Goodwill	Amortised on a straight-line basis at rates currently from 5% to 14% p.a.
Tangible assets	Depreciation is calculated by the straight-line method at the following annual rates:
Land	Nil
Buildings	2.5%
Plant and machinery, fixtures, fittings, tools and equipment	At varying rates calculated to write off the assets over their expected useful lives. A substantial part of the group’s plant represents production support facilities depreciated at the same rate, 2.5% p.a., as the buildings in which they are contained. Most of the other assets are depreciated at rates currently from 9% to 12% p.a.
Assets under construction	Nil

Investments

(a)    Trade investments

Trade investments are valued at cost, less any provision for impairment, restated to year end exchange rates if the underlying investment is denominated in foreign currency.

(b)    Investments in joint ventures and associated undertakings

A joint venture is an undertaking which the group controls jointly with one or more other venturers.

An associated undertaking is one in which the group has a long term participating interest and over which it exercises significant influence.

The group’s share of the profits less losses of joint venture and associated undertakings is included in the consolidated profit and loss account and its interest in their net assets is included in investments in the consolidated balance sheet.

(c)    Company investments

Investments in subsidiary and other undertakings are held at original cost less any provision for impairment, except where they are foreign currency investments hedged in whole or part by related foreign currency borrowings or other hedging instruments. Hedged investments are held at cost less provision for impairment but are retranslated for foreign exchange movements to the extent that they are hedged. Where the amount of foreign currency hedge is in excess of cost, the investment is stated at the underlying foreign currency net asset value.

Turnover

Turnover consists of royalties and sales of goods and services at invoiced values net of discounts, returns and value added tax. Revenue generated under Technology Transfer agreements is recognised evenly over the life of the agreement. Sales between group companies are excluded.

Revenues are recognised once the realisation of the consideration is reasonably assured and the provision of goods or services is substantially complete with respect to the delivery of the specific product or performance of the related service. This will normally be the case when there are no material uncertainties or performance duties outstanding which could prevent the group from enforcing the sales transaction, and collectability is reasonably assured.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost is determined on a first in, first out basis and includes all direct expenditure and, in the case of manufactured items, production overheads based on the normal level of business activity. Net realisable value is the price at which the stocks can be realised in the normal course of business after allowing for the costs of realisation and, where appropriate, the costs of conversion. Provision is made for obsolescent and slow moving stocks and for radioactive decay.

Effluent costs

The costs associated with radioactive waste arising from operations for which an authorised disposal route is available, principally low level and very low level waste, are written off in the year in which they are incurred. Provision is also made as incurred for the eventual disposal costs of the group’s intermediate level waste which arises from its operations. These provisions are based on the latest technical assessment of the process and methods likely to be used to dispose of this waste and on industry estimates of the likely costs of the necessary disposal facilities under the relevant Government’s preferred disposal route. They are stated in the balance sheet at current price levels, with the restatement of provisions made in prior years to reflect current price levels included as a charge in the profit and loss account for the year.

Radioactive decommissioning costs

The group recognises in full a provision, (discounted), for the cost of radioactive decommissioning when the relevant fixed asset becomes operational and an equivalent asset is also recognised. The cost of radioactive decommissioning is determined on a going concern basis assuming that the manufacture or handling of radioactive products continues at the relevant site or facility on which the asset is operated for the foreseeable future. In the unlikely event that the company is required to totally discontinue activities at one of its nuclear operating sites the full costs of exiting and decommissioning would be higher. The relevant decommissioning asset is capitalised in the balance sheet in association with the fixed asset to which it relates and is amortised over the life of the asset. The unwinding of the discount on the decommissioning provision is charged in the profit and loss account as part of the interest charge.

Government grants

Investment grants have been treated as deferred income and are released to the profit and loss account at the same rate as the depreciation charge on the assets to which they relate. Revenue grants are matched with the related expenditure.

Taxation

a)     Financial years ending 31 December 2001 and 31 December 2002

Taxation charged against profits is calculated at the appropriate local rate of tax for each group company. Except for timing differences relating to revaluations, rolled over taxable gains and unremitted income, provision is made for all timing differences that would give rise to a deferred tax liability. Deferred tax assets are recognised to the extent that it is more likely than not they will be recoverable.

b)     Financial years ending 31 December 2000

Taxation charged against profits is calculated at the appropriate local rate of tax for each group company. Provision is made for deferred taxation, using the liability method, on all material timing differences to the extent that it is probable that a liability or asset will crystallise.

Pensions

The group operates defined benefit and defined contribution pension schemes under arrangements which have been separately established by the relevant group company. In respect of the defined benefit schemes, actuarial valuations are made regularly and the contributions payable are adjusted as appropriate.

Pension costs are accounted for on the basis of charging the expected cost of providing pensions over the period during which the group benefits from the employees’ services. The effects of variations from regular cost are spread over the expected remaining service lives of members of the scheme. In respect of defined contribution pension schemes, costs are charged as incurred.

Leases

Rentals payable under operating leases are charged over the lease term on a straight-line basis or on the basis of actual rentals payable where this fairly reflects usage. Rentals receivable are treated as income in the periods to which they relate.

Where assets are financed by leasing arrangements that give rights approximating to ownership, the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases.

Notes to the financial statements

1.     Segmental analysis by business sector

	12 months to	12 months to	12 months to
	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Sales
Amersham Health	947.7	922.0	773.9
Amersham Biosciences	670.5	680.5	603.7

	1,618.2	1,602.5	1,377.6

Included within Amersham Health is the group’s share of Nihon Medi-Physics (NMP) joint venture sales during the year of £80.5m (2001 — £87.3m, 2000 — £94.8m).

Total operating profit before exceptional items and goodwill amortisation
Amersham Health	255.6	240.9	194.6
Amersham Biosciences	75.3	72.4	63.3
Corporate and other	(21.1)	(20.8)	(16.7)

	309.8	292.5	241.2

The following table shows operating profit after allocation of exceptional items and goodwill amortisation. The exceptional items charged in 2002 relate £nil (2001 — £8.5m, 2000 — £10.9m) to Amersham Health, £nil (2001 — £2.6m, 2000 — £3.5m) to Amersham Biosciences and £nil (2001 — £2.4m income, 2000 — £12.6m charge) to Corporate and other. Amortisation charged on goodwill in 2002 relates £0.9m (2001 — £1.4m, 2000 — £1.7m) to Amersham Health, and £35.7m (2001 — £10.3m, 2000 — £9.0m) to Amersham Biosciences.

Total operating profit after exceptional items and goodwill amortisation
Amersham Health	254.7	231.0	182.0
Amersham Biosciences	39.6	59.5	50.8
Corporate and other	(21.1)	(18.4)	(29.3)

	273.2	272.1	203.5

Included within Amersham Health is the group’s share of the NMP joint venture profit before interest and tax for the year of £23.2m (2001 — £26.1m, 2000 — £29.8m).

	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Net assets
Amersham Health	559.9	451.5	395.9
Amersham Biosciences	1,032.6	413.2	452.0
Corporate and other	(33.7)	(20.2)	75.2

Net operating assets	1,558.8	844.5	923.1
Unallocated net liabilities
Current and deferred taxation	(163.6)	(129.9)	(106.4)
Dividends payable	(36.0)	(30.3)	(26.9)
Net debt	(182.3)	(25.4)	(323.5)

	1,176.9	658.9	466.3

The net assets of Amersham Biosciences include goodwill at a net book value of £630.6m at 31 December 2002 arising from the purchase of the 45% minority interest in Amersham Biosciences.

Included within the net operating assets of Amersham Health is the group’s share of the NMP joint venture net assets of £73.0m, (2001 — £67.1m, 2000 — £66.1m).

The net assets of the corporate and other segment contain £nil, (2001 — £2.9m, 2000 — £50.1m) in loan notes. During 2001 fixed assets of £27m previously held in a corporate holding company were merged into the European Health Division.

2.     Segmental analysis by geographical sector

	12 months to	12 months to	12 months to
	31 Dec 2002	31 Dec 2001	31 Dec 2000
By origin	£m	£m	£m
Sales
Europe	1,053.9	972.8	825.5
North America	871.8	853.7	743.4
Japan	187.8	202.1	206.8
Asia Pacific	84.0	77.5	58.2
Rest of the world	5.2	6.7	6.9

	2,202.7	2,112.8	1,840.8
Less inter-segment sales	(584.5)	(510.3)	(463.2)

	1,618.2	1,602.5	1,377.6

Included within Japan is the group’s share of NMP joint venture sales of £80.5m (2001 — £87.3m, 2000 — £94.8m).

Total operating profit before exceptional items and goodwill amortisation
Europe	219.3	193.0	146.9
North America	80.3	89.7	74.5
Japan	31.9	30.4	34.6
Asia Pacific	(0.9)	(0.3)	1.8
Rest of the world	0.3	0.5	0.1
Corporate and other	(21.1)	(20.8)	(16.7)

	309.8	292.5	241.2

The following table shows operating profit after allocation of exceptional items and goodwill amortisation. The exceptional items charged in 2002 relate £nil (2001 — £1.1m, 2000 — £2.6m) to North America, £nil (2001 — £10.0m, 2000 — £11.8m) to Europe and £nil (2001 — £2.4m income, 2000 — £12.6m charge) to Corporate and other.

Total operating profit after exceptional items and goodwill amortisation
Europe	210.4	182.7	135.1
North America	57.6	77.2	61.2
Japan	26.9	30.4	34.6
Asia Pacific	(0.9)	(0.3)	1.8
Rest of the world	0.3	0.5	0.1
Corporate and other	(21.1)	(18.4)	(29.3)

	273.2	272.1	203.5

Included within Japan is the group’s share of NMP joint venture profit before interest and tax for the year of £23.2m (2001 — £26.1m, 2000 — £29.8m).

	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Net assets
Europe	709.3	383.1	302.1
North America	603.0	322.4	374.3
Japan	228.9	107.8	119.3
Asia Pacific	49.5	49.8	50.5
Rest of the world	1.8	1.6	1.7
Corporate and other	(33.7)	(20.2)	75.2

Net operating assets	1,558.8	844.5	923.1
Unallocated net liabilities
Current and deferred taxation	(163.6)	(129.9)	(106.4)
Dividends payable	(36.0)	(30.3)	(26.9)
Net debt	(182.3)	(25.4)	(323.5)

	1,176.9	658.9	466.3

The net assets include goodwill at a net book value of £630.6m at 31 December 2002 arising from the purchase of the 45% minority interest in Amersham Biosciences. The goodwill is allocated to Europe, (£207.1m), North America, (£304.1m) and Japan, (£119.4m), based on expected revenues arising in those territories.

Included within the net operating assets of Japan is the group’s share of the NMP joint venture net assets of £73.0m, (2001 — £67.1m, 2000 — £66.1m).

The net assets of the Corporate and other segment include an investment of £nil (2001 — £2.9m, 2000 — £50.1m) in loan notes. During 2001, fixed assets of £27m previously held in a corporate holding company were merged into the European Health Division.

	12 months to	12 months to	12 months to
	31 Dec 2002	31 Dec 2001	31 Dec 2000
By destination	£m	£m	£m
Sales
Europe	427.8	392.0	346.6
North America	798.5	767.7	647.2
Japan	264.1	290.7	279.5
Asia Pacific	80.6	80.4	58.1
Rest of the world	47.2	71.7	46.2

	1,618.2	1,602.5	1,377.6

Included within Japan is the group’s share of NMP joint venture sales during the year of £80.5m (2001 — £87.3m, 2000 — £94.8m).

3.     Exceptional items

	12 months to	12 months to	12 months to
	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Cost of the proposed flotation of Amersham Biosciences	—	(3.4)	(6.4)
Transfer of pension assets	—	9.0	—
Costs of exiting the disease profiling project	—	(5.8)	—
Costs of exiting Harwell site	—	(8.5)	—
Costs of manufacturing rationalisation in Amersham Health	—	—	(10.9)
Costs associated with the disengagement of Nycomed Pharma	—	—	(9.7)

Charged to operating profit	—	(8.7)	(27.0)
Profit on disposal of 29% of Nycomed Pharma	—	55.3	—

Profit on sale of fixed asset investment	—	55.3	—

Tax credit relating to group reorganisation	9.2	—	—

Total exceptional items	9.2	46.6	(27.0)

Tax credit related to exceptional items	—	0.5	2.4

The minority interest impact is £nil (2001 — £2.0m, 2000 — £nil), relating to exceptional items charged to operating profit.

(a)    Tax credit relating to group reorganisation.

As a result of the formation of a consolidated tax group in the US on 31 July 2002, the group has recognised a deferred taxation asset of £9.2m primarily related to the future utilisation of tax losses arising from prior periods.

(b)    Proposed partial flotation of Amersham Biosciences.

Costs of £nil, (2001 — £3.4m, 2000 — £6.4m) were incurred in relation to the proposed partial flotation of Amersham Biosciences. The costs related primarily to adviser fees and other similar costs in preparing the prospectus for flotation and in relocating the business to the US.

(c)    Transfer of pension assets.

In 2001, the company received £22.5m related to a transfer of assets from former pension plans. Of this amount, £13.5m was applied against ongoing liabilities primarily for employees who have transferred into Amersham pension schemes and the balance of £9.0m was recognised as exceptional income, where the company has no further liability.

(d)    Costs of exiting the disease profiling project.

Cash costs of £4.1m and non-cash write offs of £1.7m were incurred in the second half of 2001 in concluding research on, and winding up the operation of an early stage investment in, disease profiling. An investment of £4.0m was made in the research project in the first half of 2001 and £3.7m in the year ended 31 December 2000, which has been charged to operating activities.

(e)    Costs of exiting the Harwell site.

In 2001, costs of £8.5m were accrued in relation to the decision to terminate the group’s lease at the Harwell site following a complete cessation of the group’s activities at this location. The costs relate primarily to asset write offs and decommissioning costs.

(f)     Nycomed Pharma.

The sale of Nycomed Pharma to a new company formed for the purpose of the transaction was completed on 14 May 1999. The Group recorded a pre tax gain of £11.5m in the year ended 31 December 1999 after adding back attributable goodwill previously written off to reserves. The tax charge on the disposal amounted to £9.5m. Further costs of £9.7m, with a related tax credit of £1.1m, associated with exiting from the Pharma business, have been accounted for in the year ended December 31, 2000 giving a total loss associated with the disposal of £6.6m after tax in 1999 and 2000. In September 2001 the Group sold its remaining investment in Nycomed Pharma, which consisted of shares and warrants, for £72.4m and realised £50.6m for the outstanding Nycomed Pharma loan notes held by the Group. The Group has recorded a profit on the transaction of £55.3m after charging costs associated with the disposal, including the costs incurred in transferring the Nycomed name to Nycomed Pharma. Subsequent to the transaction the Company changed its name from Nycomed Amersham plc to Amersham plc. The shares in Nycomed Pharma were owned by a legal entity in Holland and under Dutch tax law, the gain on their disposal is not taxable.

(g)    Manufacturing rationalisation in Amersham Health.

In 2000, Amersham Health recorded a charge of £10.9m for the costs of rationalising its radiopharmaceutical production capacity at specific sites in the US and Europe. The costs of the rationalisation comprise cash costs of £8.4m and non-cash write off of £2.5m. No further costs associated with the rationalisation are expected.

4.     Total operating profit

	12 months to 31 Dec 2002
	Before
	exceptional	Exceptional
	items	items	Total
	£m	£m	£m
Group turnover	1,537.7	—	1,537.7
Cost of sales	(481.0)	—	(481.0)

Gross profit	1,056.7	—	1,056.7
Distribution and selling costs	(419.7)	—	(419.7)
Administrative expenses	(387.0)	—	(387.0)

Group operating profit	250.0	—	250.0
Share of operating profits of joint venture and associates	23.2	—	23.2

Total operating profit	273.2	—	273.2

	12 months to 31 Dec 2001
	Before
	exceptional	Exceptional
	items	items	Total
	£m	£m	£m
Group turnover	1,515.2	—	1,515.2
Cost of sales	(500.1)	0.5	(499.6)

Gross profit	1,015.1	0.5	1,015.6
Distribution and selling costs	(401.8)	—	(401.8)
Administrative expenses	(358.6)	(9.2)	(367.8)

Group operating profit	254.7	(8.7)	246.0
Share of operating profits of joint venture and associates	26.1	—	26.1

Total operating profit	280.8	(8.7)	272.1

	12 months to 31 Dec 2000
	Before
	exceptional	Exceptional
	items	items	Total
	£m	£m	£m
Group turnover	1,282.8	—	1,282.8
Cost of sales	(431.0)	(10.9)	(441.9)

Gross profit	851.8	(10.9)	840.9
Distribution and selling costs	(365.9)	(3.4)	(369.3)
Administrative expenses	(285.2)	(12.7)	(297.9)

Group operating profit	200.7	(27.0)	173.7
Share of operating profits of joint venture and associates	29.8	—	29.8

Total operating profit	230.5	(27.0)	203.5

Research and development costs included in administrative expenses relate to Amersham Health £95.1m (2001 — £83.0m, 2000 — £73.9m), Amersham Biosciences £88.0m (2001 — £86.4m, 2000 — £71.5m), and Corporate and other £1.1m (2001 — £4.4m, 2000 — £3.6m). Total research and development costs amounted to £184.2m (2001 — £173.8m, 2000 — £149.0m).

Goodwill amortisation charged to administrative expenses is £36.6m (2001 — £11.7m, 2000 — £10.7m).

	12 months to	12 months to	12 months to
	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Total operating profit is arrived at after charging:
Remuneration of the group’s auditors
— Audit fees (company — £0.1m; 2001 — £0.1m; 2000 — £0.1m)	1.6	1.3	1.2
— Other services to the group
— in the United Kingdom	0.1	0.2	0.4
— in the rest of the world (primarily taxation)	0.4	0.2	1.4
Operating lease rentals
— Hire of plant and machinery	14.5	13.9	12.2
— Hire of land and buildings and other fixed assets	15.1	14.3	11.5
Amortisation of government grants	(0.2)	(0.2)	(0.3)
Depreciation of tangible fixed assets
— Owned	72.0	61.1	50.0
— Held under finance leases	0.3	0.4	0.5
Amortisation of intangible fixed assets
— Goodwill	36.6	11.7	10.7
— Other intangibles	7.7	6.8	10.7
Loss on disposal of tangible fixed assets	1.5	0.3	1.1

5.     Directors’ emoluments

	12 months to	12 months to	12 months to
	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Basic salary	2.2	1.4	1.3
Fees	0.5	0.4	0.4
Benefits	0.4	0.3	0.2
Annual bonuses	1.2	1.1	0.9
Payments of pension contributions	0.2	0.2	0.1
Compensation for loss of office	0.8	—	—
Payments to past Directors	0.4	0.4	0.2

	5.7	3.8	3.1
Gains made on exercise of share options and long term incentive shares	—	1.4	0.4

	5.7	5.2	3.5

6.     Employee information

The weighted average number of persons (including Executive Directors) employed by the group during the year is analysed by type of work below.

	12 months to	12 months to	12 months to
	31 Dec 2002	31 Dec 2001	31 Dec 2000
	Number	Number	Number
Production and development	4,962	4,587	4,201
Distribution and selling	3,262	3,140	2,834
Administration	1,827	1,792	1,720

	10,051	9,519	8,755

	12 months to	12 months to	12 months to
	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Staff costs
Aggregate gross wages and salaries	376.2	337.3	301.1
Employer’s National Insurance contributions or foreign equivalents	72.5	55.3	43.2
Employer’s pension costs under group pension schemes	27.1	20.9	17.9

Total direct costs of employment	475.8	413.5	362.2

7.     Net interest payable

	12 months to	12 months to	12 months to
	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Interest payable and similar charges
On bank loans and overdrafts	(1.9)	(3.5)	(9.7)
On other loans	(6.9)	(13.3)	(9.5)
Unwinding of discount on decommissioning provision	(2.8)	(2.1)	(2.2)

	(11.6)	(18.9)	(21.4)
Interest receivable and similar income
Interest on short term deposits and interest bearing investments	4.5	10.2	11.4

Net interest payable	(7.1)	(8.7)	(10.0)

Included within interest payable and similar charges, relating to the unwinding of the discount on the decommissioning provision, is £0.6m (2001 — £0.6m, 2000 — £0.6m) attributable to the group’s joint venture in NMP.

8.     Tax on profit on ordinary activities

(a)    Financial years ending 31 December 2001 and 31 December 2002

		12 months to	12 months to
		31 Dec 2002	31 Dec 2001
	Note	£m	£m
UK corporation tax at 30% (2001 — 30%)
Current		4.0	23.0
Double tax relief		(8.2)	(15.4)

		(4.2)	7.6
Overseas taxation		83.9	69.3
Over-provision in respect of prior years		(18.6)	(0.6)
Share of joint venture and associates		10.1	11.7

Total current tax		71.2	88.0

Deferred tax
Origination and reversal of timing differences		7.1	13.8
Prior year deferred tax movement		16.0	(4.8)

Total deferred tax		23.1	9.0

Tax before exceptional items		94.3	97.0
Exceptional items	3	(9.2)	(0.5)

		85.1	96.5

The group’s tax charge for the year ended 31 December 2002 has benefited from a net over-provision in respect of prior years of £2.6m (net movement between current and deferred tax). This is principally as a result of the favourable settlement of earlier years’ taxation issues. Furthermore, as a result of the purchase of the 45% minority interest in Amersham Biosciences in the year and the subsequent formation of a US consolidated tax group, it has been possible to recognise certain tax losses in the US. The deferred tax benefit arising has been treated as an exceptional item.

The current tax charge for the period is lower (2001 — higher) than the standard rate of corporation tax in the United Kingdom of 30%. The differences are explained below:

	12 months to	12 months to
	31 Dec 2002	31 Dec 2001
	£m	£m
Profit on ordinary activities before tax before exceptional items	263.7	267.7
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2001: 30%)	79.1	80.3
Effects of:
Adjustments in respect of prior period	(18.6)	(0.6)
Adjustments in respect of foreign tax rates	7.4	4.6
Expenses not deductible for tax purposes:
Non tax deductible goodwill	11.7	5.1
Other	1.7	0.8
Timing differences:
Capital allowances in excess of depreciation	(8.0)	(0.8)
Tax deductible goodwill	(3.8)	(3.8)
Unrealised stock profit	4.8	(0.1)
Research and development credits	(3.9)	(3.9)
Unutilised tax losses	0.8	6.4

	71.2	88.0
Exceptional items	—	(0.5)

	71.2	87.5

(b)    Financial years ending 31 December 2000

		12 months to
		31 Dec 2000
	Note	£m
UK corporation tax at 30%
Current		11.9
Double tax relief		(11.1)

		0.8
Overseas taxation		62.1
Deferred taxation		5.0
Over-provision in respect of prior years		(2.7)

		65.2
Share of joint venture and associates		13.3

Taxation before exceptional items		78.5
Exceptional items	3	(2.4)

		76.1

As a result of restructuring the ownership of the group’s interests in the US in 1998, the tax charge has benefited by £3.5m from the utilisation of tax allowable goodwill. The exceptional credit comprises an overseas taxation credit of £1.7m and a movement on deferred taxation of £0.7m.

The deferred tax charge comprises £5.6m in respect of the current year and a tax credit of £0.6m arising from over-provision in respect of prior years as a result of favourable settlement of prior years’ taxation issues.

9.     Dividends paid and proposed

	12 months to	12 months to	12 months to
	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Paid — interim dividend of 2.65p per share (2001 — 2.35p per share, 2000 — 2.15p per share)	21.3	14.9	13.5
Proposed — final dividend of 5.15p per share (2001 — 4.75p per share, 2000 — 4.25p per share)	36.0	30.3	26.9

	57.3	45.2	40.4

Dividends paid of £21.3m during the 12 months to 31 December 2002 contains £2.9m relating to the final 2001 dividend paid to holders of the 57.5m new ordinary shares which were issued by means of a placing on 18 March 2002.

A final dividend of 5.15p per share is proposed, bringing the total dividend for the year to 7.80p.

10.    Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue in the year, excluding those held by employee share trusts. For diluted earnings per ordinary share, the weighted average number of ordinary shares is adjusted to assume conversion of all potentially dilutive ordinary shares.

The calculation of earnings per ordinary share is based on the following attributable profit and weighted average number of shares.

	12 months to		12 months to		12 months to
	31 Dec 2002		31 Dec 2001		31 Dec 2000
	£m	p	£m	p	£m	p
Attributable profit
Profit attributable to shareholders — basic	178.7	26.1	210.7	33.2	110.8	17.6

Add back the following items
Exceptional items	—	—	(46.6)	(7.3)	27.0	4.3
Goodwill amortisation	36.6	5.3	11.7	1.9	10.7	1.7
Adjust for related amounts of
Taxation	(9.2)	(1.3)	(0.5)	(0.1)	(2.4)	(0.4)
Minority interest	(1.3)	(0.2)	(6.7)	(1.1)	(4.2)	(0.7)

Profit attributable to shareholders before exceptional items and goodwill amortisation	204.8	29.9	168.6	26.6	141.9	22.5

Average number of ordinary shares
Basic	684.7m		634.4m		630.9m
Dilution effect of outstanding share options	4.0m		4.3m		7.4m

Diluted	688.7m		638.7m		638.3m

Earnings per ordinary share
— basic		26.1p		33.2p		17.6p
— before exceptional items and goodwill amortisation		29.9p		26.6p		22.5p
— diluted (after exceptional items and goodwill amortisation)		25.9p		33.0p		17.4p

Earnings per ordinary share before exceptional items and goodwill amortisation is presented in order to show the impact on earnings of non-recurring items and goodwill.

11.    Intangible fixed assets

		Other
	Goodwill	intangibles	Total
	£m	£m	£m
Cost
At 1 January 2002	146.9	73.0	219.9
Foreign currency translation	(54.6)	11.5	(43.1)
Acquisition of subsidiaries	—	3.9	3.9
Goodwill subsumed on purchase of 45% minority in Amersham Biosciences	(79.3)	—	(79.3)
Additions	744.5	6.4	750.9
Disposals	—	(6.3)	(6.3)

At 31 December 2002	757.5	88.5	846.0

Amortisation
At 1 January 2002	35.3	31.9	67.2
Foreign currency translation	(3.2)	6.4	3.2
Amortisation subsumed on purchase of 45% minority in Amersham Biosciences	(15.4)	—	(15.4)
Disposals	—	(4.5)	(4.5)
Charge for the year	36.6	7.7	44.3

At 31 December 2002	53.3	41.5	94.8

Net book value
At 31 December 2002	704.2	47.0	751.2

At 31 December 2001	111.6	41.1	152.7

At 31 December 2000	113.4	36.1	149.5

Additions to goodwill during the year to 31 December 2002 amounted to £744.5m; £692.3m arose on the purchase of the 45% minority interest in Amersham Biosciences, (including 45% of Amersham Biosciences’ goodwill of £63.9m), and £52.2m arose on other acquisitions, (see note 24).

Additions to other intangibles of £6.4m comprise a number of patents and license agreements acquired by the group.

12.    Tangible fixed assets

			Fixtures,
			fittings,	Assets
	Land and	Plant and	tools &	under
	buildings	machinery	equipment	construction	Total
	£m	£m	£m	£m	£m
Cost
At 1 January 2002	259.8	251.3	150.1	57.1	718.3
Foreign currency translation	9.7	14.3	0.7	3.2	27.9
Adjustments relating to fair value	10.2	3.2	—	—	13.4
Acquisition of subsidiaries	—	3.4	2.8	—	6.2
Transfers	12.1	18.2	2.2	(32.5)	—
Transfers to current assets	—	—	(2.4)	—	(2.4)
Additions	12.7	17.2	28.1	93.3	151.3
Disposals	(1.2)	(13.7)	(13.3)	—	(28.2)

At 31 December 2002	303.3	293.9	168.2	121.1	886.5

Depreciation
At 1 January 2002	53.9	86.3	45.0	—	185.2
Foreign currency translation	3.9	8.2	1.9	—	14.0
Transfers	—	0.7	(0.7)	—	—
Transfers to current assets	—	—	(1.5)	—	(1.5)
Disposals	(1.7)	(10.9)	(11.7)	—	(24.3)
Charge for the year	12.4	27.2	32.7	—	72.3

At 31 December 2002	68.5	111.5	65.7	—	245.7

Net book value
At 31 December 2002	234.8	182.4	102.5	121.1	640.8

At 31 December 2001	205.9	165.0	105.1	57.1	533.1

At 31 December 2000	202.8	156.7	91.5	72.5	523.5

The net book value of the group’s freehold land and buildings is £232.6m (2001 — £203.6m, 2000 — £200.5m). Included in the cost of land and buildings is £3.2m (2001 — £3.0m, 2000 — £2.4m), plant and machinery £nil (2001 — £nil, 2000 — £0.2m), and fixtures, fittings, tools and equipment £0.8m (2001 — £0.8m, 2000 — £0.6m), in respect of assets held under finance leases for the group. Depreciation on assets held under finance leases during the year amounted to £0.3m (2001 — £0.4m, 2000 — £0.5m). Included in the net book value of land and buildings is £2.2m (2001 — £2.3m), plant and machinery £nil, (2001 — £nil) and fixtures, fittings, tools and equipment £0.3m (2001 — £0.5m), in respect of assets held under finance leases for the group.

The £0.9m transferred to current assets relates to demonstration equipment reclassified to within finished goods stock.

13.    Fixed asset investments

	Investment
	in own	Joint		Trade
	shares	venture	Associates	investments	Total
	£m	£m	£m	£m	£m
Cost or valuation
At 1 January 2002	21.3	67.1	3.7	19.4	111.5
Foreign currency translation	(0.9)	(0.6)	—	(0.9)	(2.4)
Transfer to subsidiary	—	—	—	(2.6)	(2.6)
Fair value adjustments relating to the purchase of Amersham Biosciences	—	—	—	(1.2)	(1.2)
Additions	1.8	—	—	3.4	5.2
Disposals	—	—	—	(5.3)	(5.3)
Transfer to employees	(3.9)	—	—	—	(3.9)
Share of retained profit	—	6.5	—	—	6.5

At 31 December 2002	18.3	73.0	3.7	12.8	107.8

	Investment
	in own	Joint		Trade
	shares	venture	Associates	investments	Total
	£m	£m	£m	£m	£m
Provision
At 1 January 2002	1.5	—	2.7	5.2	9.4
Foreign currency translation	—	—	—	(0.2)	(0.2)
Charge to profit and loss	0.4	—	1.0	1.0	2.4
Disposals	—	—	—	(3.2)	(3.2)

At 31 December 2002	1.9	—	3.7	2.8	8.4

Net book value
At 31 December 2002	16.4	73.0	—	10.0	99.4

At 31 December 2001	19.8	67.1	1.0	14.2	102.1

At 31 December 2000	17.7	66.1	2.3	17.6	103.7

               Investment in own shares

Investment in own shares is held through a Qualifying Employee Share Ownership Trust (QUEST), through the Amersham ESOP Trust (A ESOP), and by the Amersham US Stock Option Plan Trust 2000.

Shares held by the QUEST are issued by the company and held on trust for employees. The shares are transferred to employees on the exercise of options under an authorised Save As You Earn Scheme (SAYE).

Shares held by A ESOP and the Amersham US Stock Option Plan Trust 2000 are purchased in the market using funds advanced by the company and are held on trust for the employees eligible under the company’s long term incentive plan, cash options under the Amersham Executive Share Option Scheme 1993 and options under the Amersham US Stock Option Plan 2000.

The cost of the funds advanced to A ESOP that relate to the company’s long term incentive plans (LTIP) is amortised in the profit and loss account over the three year life of the scheme.

770,057 shares are held by the QUEST, with a market value at 31 December 2002 of £4.3m and a nominal value of £0.04m.

545,282 shares are held by the A ESOP, with a market valuation at 31 December 2002 of £3.0m and a nominal value of £0.03m.

2,251,315 shares are held by the Amersham US Stock Option Plan Trust 2000 with a market valuation at 31 December 2002 of £12.5m and a nominal value of £0.1m.

Dividends have been partially waived for all schemes. 100% of the shares held by the A ESOP and the Amersham North America Stock Option Plan 2000 Trust are under option to employees. None of the QUEST shares are under option to employees.

               Transfer to subsidiary

The £2.6m transfer to subsidiary in the year to 31 December 2002 relates to the existing trade investment in Cimarron Software Inc, which became a subsidiary undertaking in the year.

               Market value of listed investments

The market value of listed investments at 31 December 2002 is £3.6m, (2001 — £4.9m), and the carrying value after provisions is £5.5m, (2001 — £6.3m).

               Additions

Additions during 2002 total £3.4m, representing the group’s investment in Corixa Corporation.

14.    Stocks

	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Raw materials and consumables	53.0	46.5	46.2
Work in progress	56.7	45.5	41.6
Finished goods and goods for resale	98.3	88.6	83.3

	208.0	180.6	171.1

The replacement cost of stocks is not materially different from original cost.

15.    Debtors — amounts due within one year

	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Trade debtors	301.7	298.2	294.4
Amounts owed by joint venture and associates	1.0	1.3	2.1
Other debtors	21.2	34.7	36.0
Prepayments and accrued income	25.3	26.6	18.1
Deferred taxation assets	—	—	3.9

	349.2	360.8	354.5

16.    Debtors — amounts due after one year

	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Other debtors	17.3	16.7	17.0
Prepayments and accrued income	11.1	8.7	6.8
Deferred taxation assets	32.9	30.0	—

	61.3	55.4	23.8

17.    Short term deposits and investments

	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Short term deposits	22.1	96.5	2.5
Other investments	—	—	2.2

Short term deposits included in net debt (see note 32)	22.1	96.5	4.7
Loan notes	—	2.9	50.1

	22.1	99.4	54.8

18.    Creditors — amounts due within one year

	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Loans
Short term loan from joint venture and associates	26.2	—	—
Bank loans and overdrafts	16.2	14.8	10.5
Finance lease obligations	0.3	0.3	0.5
Unsecured loan notes	1.9	15.7	1.9

	44.6	30.8	12.9

Other creditors
Trade creditors	71.2	86.4	72.8
Amounts owed to joint venture and associates	0.1	0.1	1.3
United Kingdom corporation tax	6.1	9.9	0.7
Overseas subsidiary taxation	128.9	108.1	90.2
Other taxes and social security	27.0	19.7	19.2
Other creditors	63.0	42.9	29.2
Accruals and deferred income	149.9	155.1	134.9
Dividends payable	36.0	30.3	26.9

	482.2	452.5	375.2

	526.8	483.3	388.1

19.    Creditors — amounts due after one year

	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Loans
Bank loans and overdrafts	68.5	8.7	214.1
Finance lease obligations	2.5	2.7	2.9
Unsecured loan notes	121.5	136.6	148.4

	192.5	148.0	365.4
Other creditors	11.5	6.4	4.4

	204.0	154.4	369.8

Repayments are due as follows:
Between one and two years	108.6	7.9	224.4
Between two and five years	84.3	134.3	133.6
In five years or more	11.1	12.2	11.8

	204.0	154.4	369.8

20.    Derivatives and other financial instruments

Where permitted by FRS13, disclosures in this note exclude short term debtors and creditors.

(a)    Currency and interest rate composition of financial liabilities of the group

The following table analyses the currency and interest rate composition of the group’s financial liabilities at 31 December after taking into account interest rate and currency swaps. The financial liabilities comprise bank loans and overdrafts plus any long term contractual obligations to deliver cash or other financial assets to third parties.

	31 Dec 2002
			Non-interest
	Fixed rate	Floating rate	bearing	Total
	£m	£m	£m	£m
Sterling	0.3	15.6	0.1	16.0
US dollars	99.2	77.7	5.1	182.0
Euro	0.8	2.6	0.2	3.6
Danish krone	1.4	0.3	0.8	2.5
Norwegian kroner	0.4	—	2.8	3.2
Swedish krona	—	0.3	—	0.3
Other currencies	13.3	0.2	—	13.5

	115.4	96.7	9.0	221.1

	31 Dec 2001
			Non-interest
	Fixed rate	Floating rate	bearing	Total
	£m	£m	£m	£m
Sterling	42.6	4.2	—	46.8
US dollars	135.5	17.8	5.2	158.5
Euro	—	2.6	0.2	2.8
Danish krone	3.6	0.1	0.8	4.5
Norwegian kroner	0.5	0.4	—	0.9
Swedish krona	—	—	—	—
Other currencies	11.3	0.8	0.2	12.3

	193.5	25.9	6.4	225.8

	31 Dec 2000
			Non-interest
	Fixed rate	Floating rate	bearing	Total
	£m	£m	£m	£m
Sterling	39.7	1.8	(6.9)	34.6
US dollars	134.1	71.9	—	206.0
Euro	2.9	3.1	0.3	6.3
Japanese yen	—	114.3	—	114.3
Danish krone	—	43.9	—	43.9
Norwegian kroner	0.4	0.5	0.3	1.2
Other currencies	11.0	0.7	—	11.7

	188.1	236.2	(6.3)	418.0

Within financial liabilities of £221.1m (2001 — £225.8m, 2000 — £418.0m), £210.9m (2001 — £178.8m, 2000 — £378.3m) is included within net debt, £nil (2001 — £42.6m, 2000 — £39.7m) represents the minority interest share of non-equity redeemable cumulative preference shares of Amersham Biosciences, and £10.2m (2001 — £4.4m) represents other financial liabilities. In addition a short term loan from the group’s joint venture of £26.2m (2001 — £nil) is included within the analysis of net debt.

The average interest rates for the financial liabilities of the group at 31 December, together with the periods for which the rates were fixed, are set out in the table below:

	31 Dec 2002
	Average interest		Average years to
	rate of fixed rate	Average years to	maturity of non-interest
	liabilities	maturity of fixed	bearing financial
	%	rate liabilities	liabilities
Sterling	5.0	0.0	1.5
US dollars	8.6	2.4	0.0
Euro	3.4	6.4	0.5
Danish krone	6.0	1.2	2.7
Norwegian kroner	3.9	1.5	2.4
Other currencies	5.5	1.2	—

	4.2	1.5	0.9

	31 Dec 2001
	Average interest		Average years to
	rate of fixed rate	Average years to	maturity of non-interest
	liabilities	maturity of fixed	bearing financial
	%	rate liabilities	liabilities
Sterling	8.0	n/a	—
US dollars	7.3	3.2	0.0
Euro	—	—	1.3
Danish krone	6.0	0.5	3.7
Norwegian kroner	4.3	1.1	—
Other currencies	5.9	2.3	—

	7.3	2.4	0.5

	31 Dec 2000
	Average interest		Average years to
	rate of fixed rate	Average years to	maturity of non-interest
	liabilities	maturity of fixed	bearing financial
	%	rate liabilities	liabilities
Sterling	8.0	n/a	0.2
US dollars	6.9	3.8	—
Euro	7.4	0.8	3.0
Norwegian kroner	3.8	3.0	0.6
Other currencies	5.9	3.2	—

	7.0	3.7	0.0

The fixed rate sterling liabilities in 2001 and 2000 represent the minority interest share of non-equity redeemable cumulative preference shares of Amersham Biosciences and have no fixed maturity date.

Financial liabilities are analysed as:

	31 Dec 2002
			Non-interest
	Fixed rate	Floating rate	bearing	Total
	£m	£m	£m	£m
Bank loans and overdrafts	15.3	62.8	6.6	84.7
Finance lease obligations	—	2.8	—	2.8
Unsecured loan notes	123.4	—	—	123.4
Currency and interest rate swaps	(31.1)	31.1	—	—
Other financial liabilities	7.8	—	2.4	10.2
Non-equity minority interest	—	—	—	—

	115.4	96.7	9.0	221.1

	31 Dec 2001
			Non-interest
	Fixed rate	Floating rate	bearing	Total
	£m	£m	£m	£m
Bank loans and overdrafts	12.2	5.7	5.6	23.5
Finance lease obligations	—	3.0	—	3.0
Unsecured loan notes	152.3	—	—	152.3
Currency and interest rate swaps	(17.2)	17.2	—	—
Other financial liabilities	3.6	—	0.8	4.4
Non-equity minority interest	42.6	—	—	42.6

	193.5	25.9	6.4	225.8

	31 Dec 2000
			Non-interest
	Fixed rate	Floating rate	bearing	Total
	£m	£m	£m	£m
Bank loans and overdrafts	12.0	218.9	(6.3)	224.6
Finance lease obligations	—	3.4	—	3.4
Unsecured loan notes	150.3	—	—	150.3
Currency and interest rate swaps	(13.9)	13.9	—	—
Other financial liabilities	—	—	—	—
Non-equity minority interest	39.7	—	—	39.7

	188.1	236.2	(6.3)	418.0

Floating rate interest on bank loans and overdrafts is based on local bank base rates, and the floating rate interest on swaps is based on LIBOR.

The group’s principal fixed rate debt obligations are three series of US private placement unsecured loan notes with the following rates and maturities:

	Amount	Interest Rate
Series	$m	%	Maturity
Series B	15	8.79	February 2005
Series C	163	8.77	November 2004
Series D	15	8.97	November 2009

The carrying value of Series C and D notes includes a fair value adjustment of £3.5m (2001 — £5.4m, 2000 — £7.3m), which arose on the acquisition of the debt instruments at the time of the merger with Nycomed. The interest rate of US Dollar fixed rate liabilities is adjusted for the partial unwinding of this fair value adjustment during the periods reported.

(b)    Currency and interest rate composition of financial assets of the group

The following tables analyse the currency and interest rate composition of the group’s financial assets at 31 December. The financial assets comprise cash at bank, short term deposits, trade investments and interest bearing investments plus any long term contractual rights to receive cash or other financial assets from third parties.

	31 Dec 2002

			Non interest bearing

			Equity
	Fixed rate	Floating rate	investments	Other	Total
	£m	£m	£m	£m	£m
Sterling	0.2	1.9	0.1	17.5	19.7
US dollars	0.8	7.9	8.0	7.4	24.1
Japanese yen	—	0.1	—	0.1	0.2
Euro	0.6	4.9	—	2.0	7.5
Norwegian kroner	0.1	6.5	—	0.1	6.7
Danish krone	—	0.5	—	—	0.5
Swedish krona	0.1	1.6	—	0.3	2.0
Other currencies	0.7	5.3	—	1.3	7.3

	2.5	28.7	8.1	28.7	68.0

	31 Dec 2001

			Non interest bearing

			Equity
	Fixed rate	Floating rate	investments	Other	Total
	£m	£m	£m	£m	£m
Sterling	0.5	3.4	—	2.3	6.2
US dollars	0.9	71.5	11.8	13.7	97.9
Japanese yen	—	7.5	—	—	7.5
Euro	3.3	19.8	—	2.4	25.5
Norwegian kroner	18.9	6.3	—	—	25.2
Danish krone	0.7	0.2	—	—	0.9
Swedish krona	—	0.7	1.0	0.8	2.5
Other currencies	0.6	8.3	—	0.9	9.8

	24.9	117.7	12.8	20.1	175.5

	31 Dec 2000
			Non-interest
	Fixed rate	Floating rate	bearing	Total
	£m	£m	£m	£m
Sterling	0.5	1.8	—	2.3
US dollars	1.2	18.7	6.1	26.0
Japanese yen	—	4.6	0.6	5.2
Euro	4.0	4.5	1.3	9.8
Norwegian kroner	0.2	4.7	—	4.9
Danish krone	47.4	0.2	0.1	47.7
Swedish krona	—	4.6	0.2	4.8
Other currencies	0.1	7.5	1.3	8.9

	53.4	46.6	9.6	109.6

Within financial assets of £68.0m (2001 — £175.5m, 2000 — £109.6m), £54.8m (2001 — £153.4m, 2000 — £54.8m) is included within net debt and £13.2m (2001 — £22.1m, 2000 — £54.8m), represents other financial assets.

The interest rates on the majority of floating rate financial assets are based on local market floating rates.

The average interest rates for the financial assets of the group at 31 December, together with the period for which the rates were fixed, are as follows:

	31 Dec 2002
			Average years
	Average interest	Average years	to maturity of
	rate of fixed	to maturity of	non-interest
	rate assets	fixed rate	bearing financial
	%	assets	assets
Sterling	3.7	0.0	0.0
US dollars	3.9	0.3	0.4
Japanese yen	—	—	0.0
Euro	2.0	0.0	0.2
Norwegian kroner	2.8	0.3	0.8
Danish krone	—	—	—
Swedish krona	0.2	0.0	0.0
Other currencies	3.8	0.0	0.0

	3.3	0.1	0.1

	31 Dec 2001
			Average years
	Average interest	Average years	to maturity of
	rate of fixed	to maturity of	non-interest
	rate assets	fixed rate	bearing financial
	%	assets	assets
Sterling	3.7	0.1	0.1
US dollars	8.2	1.8	0.6
Japanese yen	—	—	—
Euro	6.8	4.3	0.0
Norwegian kroner	6.7	0.1	—
Danish krone	1.9	8.9	0.0
Swedish krona	—	—	—
Other currencies	1.8	0.1	0.0

	6.4	1.0	0.4

	31 Dec 2000
			Average years
	Average interest	Average years	to maturity of
	rate of fixed	to maturity of	non-interest
	rate assets	fixed rate	bearing financial
	%	assets	assets
Sterling	5.5	0.1	—
US dollars	7.9	1.9	2.0
Euro	6.4	2.7	0.0
Norwegian kroner	6.5	0.2	—
Danish krone	8.0	8.3	0.0
Other currencies	6.0	0.4	0.0

	7.8	7.6	1.3

Financial assets are analysed as follows:

	31 Dec 2002
			Non-interest
	Fixed rate	Floating rate	bearing	Total
	£m	£m	£m	£m
Cash at bank and in hand	1.7	24.3	6.7	32.7
Short term deposits	0.4	4.4	17.3	22.1
Interest bearing investments	—	—	—	—
Equity investments	—	—	8.1	8.1
Other financial assets	0.4	—	4.7	5.1

	2.5	28.7	36.8	68.0

	31 Dec 2001
			Non-interest
	Fixed rate	Floating rate	bearing	Total
	£m	£m	£m	£m
Cash at bank and in hand	1.2	43.3	12.4	56.9
Short term deposits	20.0	74.4	2.1	96.5
Interest bearing investments	2.9	—	—	2.9
Equity investments	—	—	12.8	12.8
Other financial assets	0.8	—	5.6	6.4

	24.9	117.7	32.9	175.5

	31 Dec 2000
			Non-interest
	Fixed rate	Floating rate	bearing	Total
	£m	£m	£m	£m
Cash at bank and in hand	—	46.6	3.5	50.1
Short term deposits	2.5	—	—	2.5
Interest bearing investments	50.9	—	—	50.9
Other financial assets	—	—	6.1	6.1

	53.4	46.6	9.6	109.6

In addition to the financial liabilities and financial assets disclosed above, the group has granted put options over shares in Corixa Corporation, Cimarron Software Inc. and Imaging Research Inc. and holds call options over shares in Cimarron Software Inc., Imaging Research Inc. and Analytica of Branford which meet the definition of financial instruments. The maximum potential aggregate cash consideration under these contracts is US$71.5m. These options expire by 2006.

(c)    Maturity of financial liabilities

The maturity of the group’s financial liabilities at 31 December is analysed as follows:

				Other	Non-equity
	Bank loans	Finance lease	Unsecured	financial	minority
	and overdrafts	obligations	loan notes	liabilities	interest	Total
31 December 2002	£m	£m	£m	£m	£m	£m
Analysis by year of repayment
Due within one year or on demand	16.2	0.3	1.9	1.5	—	19.9

Between one and two years	3.0	0.3	102.9	1.5	—	107.7
Between two and five years	65.2	0.6	9.8	7.2	—	82.8
In five years or more	0.3	1.6	8.8	—	—	10.7

Due after more than one year	68.5	2.5	121.5	8.7	—	201.2

Total repayments	84.7	2.8	123.4	10.2	—	221.1

				Other	Non-equity
	Bank loans	Finance lease	Unsecured	financial	minority
	and overdrafts	obligations	loan notes	liabilities	interest	Total
31 December 2001	£m	£m	£m	£m	£m	£m
Analysis by year of repayment
Due within one year or on demand	14.8	0.3	15.7	2.2	—	33.0

Between one and two years	2.0	0.3	2.0	0.7	—	5.0
Between two and five years	6.7	0.7	124.7	1.5	—	133.6
In five years or more	—	1.7	9.9	—	42.6	54.2

Due after more than one year	8.7	2.7	136.6	2.2	42.6	192.8

Total repayments	23.5	3.0	152.3	4.4	42.6	225.8

				Other	Non-equity
	Bank loans	Finance lease	Unsecured	financial	minority
	and overdrafts	obligations	loan notes	liabilities	interest	Total
31 December 2000	£m	£m	£m	£m	£m	£m
Analysis by year of repayment
Due within one year or on demand	10.5	0.5	1.9	—	—	12.9

Due within one year	10.5	0.5	1.9	—	—	12.9

Between one and two years	206.1	0.4	15.4	—	—	221.9
Between two and five years	7.8	0.9	123.2	—	—	131.9
In five years or more	0.2	1.6	9.8	—	39.7	51.3

Due after more than one year	214.1	2.9	148.4	—	39.7	405.1

Total repayments	224.6	3.4	150.3	—	39.7	418.0

The group has undrawn committed borrowing facilities available to it at 31 December as follows:

	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Expiring within one year	—	430.0	50.0
Expiring within one and two years	—	—	333.5
Expiring between four years and five years	404.3	—	—

	404.3	430.0	383.5

(d)    Currency risk exposure

The following table shows the currency exposure of the net monetary assets and (liabilities) of group companies at 31 December.

The exposures arise where monetary assets and liabilities are denominated in currencies other than the functional currency of the operating company in which they are held. The gains or losses on these monetary assets and liabilities are recorded in the profit and loss account.

			Japanese		Norwegian	Swedish
	Sterling	US dollars	yen	Euro	kroner	krona	Other	Total
31 December 2002	£m	£m	£m	£m	£m	£m	£m	£m
Functional currency of operating company
Sterling	—	8.9	1.8	(1.8)	7.6	(0.6)	(3.2)	12.7
US dollars	—	—	—	—	—	—	(0.1)	(0.1)
Japanese yen	(0.3)	1.6	—	—	—	—	—	1.3
Euro	0.9	5.6	—	—	(1.2)	—	0.3	5.6
Norwegian kroner	7.5	1.8	(16.1)	(6.5)	—	(0.1)	(9.4)	(22.8)
Swedish krona	(3.8)	(9.8)	(1.8)	7.4	—	—	0.2	(7.8)
Other currencies	(0.1)	(13.5)	—	(0.7)	(5.0)	(0.1)	—	(19.4)

	4.2	(5.4)	(16.1)	(1.6)	1.4	(0.8)	(12.2)	(30.5)

			Japanese		Norwegian	Swedish
	Sterling	US dollars	yen	Euro	kroner	krona	Other	Total
31 December 2001	£m	£m	£m	£m	£m	£m	£m	£m
Functional currency of operating company
Sterling	—	15.3	(0.9)	(11.9)	7.0	9.7	(3.0)	16.2
US dollars	3.4	—	—	—	—	—	1.6	5.0
Japanese yen	—	(1.7)	—	—	—	—	—	(1.7)
Euro	(0.4)	3.7	—	—	0.1	0.3	0.1	3.8
Norwegian kroner	3.0	(5.5)	2.7	4.5	—	(0.1)	0.4	5.0
Swedish krona	4.0	(11.6)	3.9	3.3	(0.3)	—	(1.8)	(2.5)
Other currencies	—	(3.2)	—	—	4.0	—	—	0.8

	10.0	(3.0)	5.7	(4.1)	10.8	9.9	(2.7)	26.6

			Japanese		Norwegian	Swedish
	Sterling	US dollars	yen	Euro	kroner	krona	Other	Total
31 December 2000	£m	£m	£m	£m	£m	£m	£m	£m
Functional currency of operating company
Sterling	—	1.4	0.3	(1.8)	20.8	(1.7)	(15.3)	3.7
US dollars	4.7	—	—	—	—	—	(3.3)	1.4
Japanese yen	—	(1.5)	—	—	—	—	—	(1.5)
Euro	(0.4)	0.4	—	—	1.1	1.3	4.8	7.2
Norwegian kroner	1.3	11.6	(6.8)	(0.5)	—	(0.2)	(0.4)	5.0
Swedish krona	(4.5)	(6.4)	4.0	0.4	—	—	3.3	(3.2)
Other currencies	—	(3.7)	—	—	1.1	—	—	(2.6)

	1.1	1.8	(2.5)	(1.9)	23.0	(0.6)	(10.9)	10.0

(e)    Fair values and disclosures

The estimated book values and fair values of the group’s financial instruments at 31 December are set out below:

               Primary financial instruments held or issued to finance the group’s operations

	31 Dec 2002		31 Dec 2001		31 Dec 2000
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m	£m	£m
Cash at bank(1)	32.7	32.7	56.9	56.9	50.1	50.1
Short term deposits(1)	22.1	22.1	96.5	96.5	2.5	2.5
Interest bearing investments(1)	—	—	2.9	2.9	50.9	50.9
Equity investments(2)	8.1	6.2	12.8	11.4	—	—
Other financial assets(3)	5.1	5.1	6.4	6.6	6.1	7.5
Bank loans and overdrafts(1)	(84.7)	(84.7)	(23.5)	(23.5)	(224.6)	(224.6)
Non-equity minority interest(4)	—	—	(42.6)	(42.6)	(39.7)	(39.7)
Finance lease obligations(1)	(2.8)	(2.8)	(3.0)	(3.0)	(3.4)	(3.4)
Other financial liabilities(5)	(10.2)	(10.2)	(4.4)	(4.4)	—	—
Unsecured loan notes(6)	(123.4)	(140.0)	(152.3)	(171.0)	(150.3)	(159.3)

(1)	The fair values of cash, short term deposits, interest bearing investments (excluding subordinated loan notes) and overdrafts approximate to carrying values due to the short maturity period of these financial assets. The difference between carrying value and fair value is also considered to be immaterial for floating rate bank loans and finance lease obligations. Interest bearing investments included subordinated loan notes that were valued by discounting the associated future cash flows to 31 December 2001 and 31 December 2000. The difference between carrying value and fair value is considered immaterial.

(2)	Equity investments represent equity holdings in trade investments. The fair value of listed investments is equal to the year end market price.

(3)	Other financial assets include investments in unit trusts and capital funds that are valued at market value.

(4)	The non-equity minority interest represents 45% of the 8% non-equity redeemable cumulative preference shares of Amersham Biosciences, which was extinguished in 2002 on the purchase of the 45% minority in Amersham Biosciences.

(5)	Other financial liabilities largely comprise discounted deferred consideration on acquisitions, for which book value is not materially different to fair value.

(6)	The book value of the unsecured loan notes includes a fair value adjustment of £3.5m (2001 — £5.4m, 2000 — £7.3m), that arose as a result of the acquisition of the notes at the time of the merger with Nycomed. The fair value quoted at 31 December is based on the present value of future cash flows of the notes.

               Derivative financial instruments held to manage interest rate and currency exposures(7)

	Assets		Liabilities
	31 Dec 2002		31 Dec 2002
	Notional		Notional
	principal	Fair value	principal	Fair value
	£m	£m	£m	£m
Interest rate swaps	31.1	—	(31.1)	3.2
Currency swaps	—	—	—	—
Forward foreign exchange contracts	923.4	26.5	(890.6)	3.1

Total for financial assets	954.5	26.5

Total for financial liabilities			(921.7)	6.3

	Assets		Liabilities
	31 Dec 2001		31 Dec 2001
	Notional		Notional
	principal	Fair value	principal	Fair value
	£m	£m	£m	£m
Interest rate swaps	51.7	3.2	(34.5)	(1.3)
Currency swaps	—	—	—	—
Forward foreign exchange contracts	900.6	17.7	(873.1)	(8.1)

Total for financial assets	952.3	20.9

Total for financial liabilities			(907.6)	(9.4)

	Assets		Liabilities
	31 Dec 2000		31 Dec 2000
	Notional		Notional
	principal	Fair value	principal	Fair value
	£m	£m	£m	£m
Interest rate swaps	50.4	1.8	(33.6)	(0.5)
Currency swaps	—	—	(2.9)	(0.2)
Forward foreign exchange contracts	678.2	21.9	(649.4)	3.1

Total for financial assets	728.6	23.7

Total for financial liabilities			(685.9)	2.4

(7)	Interest rate swaps, currency swaps and forward foreign exchange contracts are stated at current market values.

(f)     Hedges

The group’s policy is to hedge exposures to interest rate risk and currency exposures using a variety of derivative financial instruments. Gains and losses on these instruments are not recognised until the exposure that is being hedged is itself recognised.

Gains or losses on the fair value of financial instruments are classified as unrecognised where they have not yet been recorded in the financial statements. Where gains or losses have crystallised, but are carried forward in the balance sheet pending their recognition in the profit and loss account in a future period, they are treated as deferred.

The following table analyses the movement in unrecognised and deferred gains or losses on hedge instruments during the year to 31 December 2002.

	31 Dec 2002

	Unrecognised			Deferred
			Net gains/			Net gains/
	Gains	Losses	(losses)	Gains	Losses	(losses)
	£m	£m	£m	£m	£m	£m
Unrecognised gains/(losses) on hedges At 1 January 2002	13.8	(8.3)	5.5	21.9	(10.8)	11.1
Gains/(losses) arising in previous years that were recognised in 2002	(12.0)	8.3	(3.7)	(12.7)	6.0	(6.7)

Gains/(losses) arising before 1 January 2002 that were not recognised in 2002	1.8	—	1.8	9.2	(4.8)	4.4
Gains/(losses) arising in 2002 that were not recognised in 2002	17.5	(1.0)	16.5	14.2	1.0	15.2

Unrecognised gains/(losses) on hedges at 31 December 2002	19.3	(1.0)	18.3	23.4	(3.8)	19.6

Of which
Gains/(losses) expected to be recognised in 2003	17.9	(1.0)	16.9	15.5	(3.8)	11.7
Gains/(losses) expected to be recognised in 2004 or later	1.4	—	1.4	7.9	—	7.9

As at 31 December 2002 the company has outstanding foreign exchange contracts with commercial banks, as set out in the following table:

	31 Dec 2002			31 Dec 2001
	Principal	Principal		Principal	Principal
	receivable	payable	Total	receivable	payable	Total
	£m	£m	£m	£m	£m	£m
Held to manage assets and liabilities	525.4	(507.9)	17.5	425.8	(416.9)	8.9
Held to manage transaction exposures	398.0	(382.7)	15.3	474.8	(456.2)	18.6

	923.4	(890.6)	32.8	900.6	(873.1)	27.5

The contracts held to manage assets and liabilities at 31 December 2002, can be analysed as follows:

	31 Dec 2002			31 Dec 2001
	Principal	Principal		Principal	Principal
	receivable	payable	Total	receivable	payable	Total
	£m	£m	£m	£m	£m	£m
US dollars	43.5	(250.1)	(206.6)	41.5	(197.8)	(156.3)
Japanese yen	2.9	(79.2)	(76.3)	5.2	(99.9)	(94.7)
Sterling	58.2	(110.1)	(51.9)	52.3	(35.7)	16.6
Euro	36.0	(15.1)	20.9	99.7	(44.4)	55.3
Norwegian kroner	372.6	(11.9)	360.7	154.3	(15.3)	139.0
Other currencies	12.2	(41.5)	(29.3)	72.1	(23.8)	48.3

	525.4	(507.9)	17.5	425.1	(416.9)	8.2

21.    Financial commitments

The group has commitments to make research and development milestone payments and payments under licence agreements to third parties subject to achievement of agreed stages of product development. At 31 December 2002 the maximum amount payable under these agreements was £10.2m (2001 — £24.2m, 2000 — £34.3m).

22.    Provisions for liabilities and charges

		Decommis-
		sioning and	Pensions and
	Deferred	effluent	similar	Disposal	Other
	tax	costs	obligations	costs	provisions	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2002 as previously stated	21.1	63.2	88.2	19.7	27.8	220.0
Prior year adjustment — FRS 19	20.8	—	—	—	—	20.8

At 1 January 2002 as restated	41.9	63.2	88.2	19.7	27.8	240.8
Foreign currency translation	(0.5)	1.1	0.2	(1.0)	0.2	—
Transfer of deferred tax assets	2.9	—	—	—	—	2.9
Transfer to current tax creditor	(2.1)	—	—	—	—	(2.1)
Adjustment relating to fair value	—	—	(0.3)	—	—	(0.3)
Charge to profit and loss	23.1	5.1	14.7	0.2	2.3	45.4
Charge to statement of total recognised gains and losses	5.4	—	—	—	—	5.4
Utilised during the year	—	(3.9)	(11.3)	(9.3)	(4.9)	(29.4)
Exceptional item	(9.2)	—	—	—	—	(9.2)

At 31 December 2002	61.5	65.5	91.5	9.6	25.4	253.5

A further analysis of the deferred taxation provision is given in note 23. The prior year adjustment relates to the introduction of FRS 19, ‘Deferred Taxation’, as explained in note 36(a).

Provisions for decommissioning and effluent costs relate to the costs, determined on a going concern basis, associated with decommissioning radioactive facilities and with the eventual disposal of the group’s intermediate level waste which arises from operations. Decommissioning costs will be incurred after the facilities are withdrawn from use in radioactive operations and extend out to 2036. Total decommissioning and effluent costs to be incurred in the next 10 years amount to approximately £37.4m. The provisions are based on the latest technical assessment of the process and methods likely to be used, and are stated at current prices and discounted using a real discount rate of 4%.

The provisions for pensions and similar obligations primarily relate to pension schemes, details of which are given in note 29.

The £9.6m provision for disposal costs related to sale of businesses comprises £0.8m for the disposal of the Tomojet business in 2002, £0.8m for the closure of the disease profiling project in 2001, £7.3m for the disposal of Nycomed Pharma in 2001, £0.3m for the sale of Puerto Rico Plant in 1998 and £0.4m for the sale of Puridec arising in 1996. These provisions are for legal or constructive obligations arising from the sale of businesses and are expected to be incurred within the next five years.

Other provisions are principally insurance claims, warranties and costs associated with the rationalisation of radiopharmaceutical production within Amersham Health. The provision at 31 December 2002 of £25.4m (2001 — £27.8m, 2000 — £23.3m) is made up of £8.0m (2001 — £5.5m, 2000 — £4.8m) relating to insurance reserves, £2.4m (2001 — £3.0m, 2000 — £3.1m) relating to warranties, £3.8m (2001 — £4.5m, 2000 — £6.3m) relating to radiopharmaceutical rationalisation costs and £11.2m (2001 — £14.8m, 2000 — £9.1m) of legal and other provisions.

23.    Deferred taxation

(a)    Financial years ending 31 December 2001 and 31 December 2002

		31 Dec 2002	31 Dec 2001
	Notes	£m	£m
Provision for deferred tax comprises:
Accelerated capital allowances		22.4	10.7
Tax deductible goodwill		26.2	25.2
Capital gains held over		6.6	2.2
Unrealised stock profit		(22.2)	(18.1)
Other short term timing differences		(4.4)	(8.1)

		28.6	11.9
Transfer to deferred taxation assets	16	32.9	30.0

	22	61.5	41.9

The group has a potential deferred tax asset of £28.8m in the US Biosciences business of which £9.2m has been recognised, as an exceptional item, based on future financial projections which forecast future taxable profits in excess of those arising from the reversal of deferred tax liabilities. The remaining £19.6m is not recognised as there is insufficient evidence, at this time, that the asset will be recoverable in the foreseeable future.

In addition, the group has further unrecognised deferred tax assets of £13.5m arising in other territories. These relate primarily to tax losses in those territories. There is insufficient evidence, at this time, that these assets will be recoverable. The unrecognised assets will be recoverable when sufficient evidence becomes available to support that recoverability.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

(b)    Financial year ending 31 December 2000

31 Dec 2000
£m
Analysis of full potential liability/(asset):
Accelerated capital allowances	8.7
Capital gains rolled over	6.3
Other timing differences	(76.1)

(61.1)

The group’s full potential liability/(asset) for deferred taxation has been calculated using the corporation tax rate applicable to the territory to which the timing difference relates. No provision is made for taxation liabilities, which would arise on the distribution of profits retained by overseas subsidiaries, where there is no intention in the foreseeable future that such profits will be remitted. Included in other timing differences are potential deferred taxation assets on tax allowable goodwill, taxation losses in a number of territories.

31 Dec 2000
£m
Analysis of amounts provided:
Accelerated capital allowances	0.3
Capital gains rolled over	1.6
Other timing differences	14.1

16.0
Transfer to deferred taxation assets	4.6

20.6

24.    Acquisitions

               Acquisitions during year to 31 December 2002

During the year ended 31 December 2002 the group made acquisitions with a total consideration of £767.9m, of which £708.6m related to the purchase of the 45% minority interest in Amersham Biosciences from Pharmacia Corp.

               Purchase of 45% minority interest holding in Amersham Biosciences

On 21 March 2002 the group completed the purchase of the 45% minority interest holding in Amersham Biosciences that it did not already own.

The purchase consideration was £704.1m of cash, plus costs associated with the purchase of £4.5m. The purchase was financed by a placing of 57.5m new ordinary shares on 18 March 2002, which generated £397.0m after costs of issue, together with the use of existing cash resources and drawings under the group’s committed bank facilities.

The transaction was accounted for using acquisition accounting.

Goodwill of £692.3m arose on the transaction, and will be amortised over 20 years from the date of the purchase. The 20 year useful life reflects the continuing investment in the development of the business.

The values ascribed to the net assets acquired in Amersham Biosciences, and details of the fair value adjustments, which are provisional, are set out below:

	Book value			Fair value
	At 21 Mar 2002	Revaluation	Other	At 21 Mar 2002
	£m	£m	£m	£m
Tangible fixed assets (including investments)	205.0	27.2	—	232.2
Intangible fixed assets	146.9	—	(142.0)	4.9

	351.9	27.2	(142.0)	237.1
Current assets (including intra-group deposits of £60m)	353.4	—	—	353.4
Current liabilities (including intra-group loans of £339m)	(482.1)	—	—	(482.1)

Net current liabilities	(128.7)	—	—	(128.7)
Total assets less current liabilities	223.2	27.2	(142.0)	108.4
Non-current liabilities	(25.2)	—	—	(25.2)
Provisions for liabilities and charges	(47.6)	0.6	—	(47.0)

	150.4	27.8	(142.0)	36.2

Net assets acquired (45%)				16.3
Cost of acquisition — cash consideration				704.1
Acquisition expenses — professional fees and tax costs				4.5

Goodwill arising on acquisition				692.3

The other adjustment relates to goodwill in the Amersham Biosciences balance sheet eliminated on the purchase of the minority interest. No accounting policy alignment adjustments are required as Amersham Biosciences’ accounting policies are consistent with those of the Amersham group. Tangible fixed assets have been revalued to their fair value and listed investments have been written down to their market value. Adjustments within provisions for liabilities and charges relate to the funded status of pensions, primarily unrecognised actuarial gains. A 45% share of the revaluation and other adjustment has been recognised in the group accounts.

As the purchase of Amersham Biosciences is an increase in stake, the profits and cash flows of Amersham Biosciences are already contained within the consolidated profit and loss account and cash flow statement of the Amersham group for the current and prior year.

The minority interest for the period to 21 March 2002 was £0.8m credit, represented by a £0.6m charge for non-equity minority interests and £1.4m credit for equity minority interests.

The purchase of the 45% minority interest was partly achieved by the group acquiring a 100% interest in Pharmacia Biosystems AB, (now known as Amersham Biosystems AB), a former trading company in the Pharmacia Corporation group. At the date of the purchase this company had no assets or liabilities, apart from the investment in Amersham Biosciences. Full warranties and indemnities were received from Pharmacia Corporation in respect of this company.

               Other Acquisitions in the year ended 31 December 2002

On 31 January 2002, the group acquired 100% of the issued share capital of two filtration companies, AG Technology Corp and InnovaSep Technology Corp. The fair value of the total consideration is £38.1m, of which £11.8m is deferred consideration and £6.7m is the group’s best estimate of deferred contingent consideration. The deferred contingent consideration is dependent on the acquired companies reaching technological milestones and on performance conditions. The ultimate amount of deferred and contingent consideration payable is expected to be in the range of $15-33m. Goodwill arising of £36.9m is being amortised over ten years.

On 29 April 2002, the group acquired 100% of the issued share capital of Synthia Lab Systems (Sweden) AB. Goodwill arising of £0.5m is being amortised over seven years.

On 10 May 2002, the group acquired a further 16% holding in Cimarron Software Inc, taking the group’s total holding at acquisition to 35%. Cimarron Software Inc is being consolidated as a subsidiary undertaking as the group controls the company through a shareholders’ agreement. Goodwill arising of £6.3m is being amortised over seven years.

Since 10 May 2002, the group has subscribed for additional allotted share capital in Cimarron Software Inc, taking its holding at the year end to 44%. Goodwill recognised on the post-acquisition allotments of share capital amounts to £1.7m. The group has obligations to subscribe for a further 7% of share capital over the next three years, and has options to acquire the remaining 49% of the company for a maximum consideration of $33m, the total consideration payable being contingent on performance conditions.

On 11 July 2002, the group acquired the net assets of Motorola’s Codelink Pre-Arrayed Slide business. Goodwill arising of £6.8m is being amortised over ten years.

All transactions were accounted for using acquisition accounting. The group’s estimated useful life for these acquisitions reflects the period over which the group expects to receive benefit based on acquired patents and technology.

Set out below is a summary of the net assets acquired and provisional fair value adjustments:

	Book value	Revaluation	Fair value
	£m	£m	£m
Fixed assets	6.2	3.9	10.1
Net current assets	1.8	(2.8)	(1.0)

Net assets	8.0	1.1	9.1

Net assets acquired			8.8
Cost of acquisition:
Cash consideration			38.2
Deferred consideration			18.5
Existing trade investment			2.6
			59.3

Goodwill arising on acquisition			50.5

Adjustments to fixed assets relate to recognition of intangible assets relating to patented technology acquired and the adjustment to net current assets relates to the recognition of liabilities assumed on acquisition. No accounting policy alignment adjustments have been recorded as the acquired entities’ accounting policies are consistent with those of the Amersham group.

As discussed above, goodwill of £1.7m arose on the acquisition of additional holdings in Cimarron Software Inc. Total goodwill arising on other acquisitions during the year was £52.2m.

Included within cash paid for acquisitions during the year of £40.6m in the group cash flow statement is £2.4m for milestone payments relating to prior year acquisitions.

25.    Called up share capital

	Ordinary 5p shares
	31 Dec 2002	31 Dec 2001	31 Dec 2000
	m	m	m
Authorised:
Value	£45.0	£45.0	£45.0
Number	900.0	900.0	900.0

Issued, called up and fully paid:
Value	£35.1	£32.1	£31.8
Number	701.8	641.7	635.5

During the year ended 31 December 2002 a total of 60,101,551 ordinary shares of 5p each (nominal value £3m) were issued for an aggregate net cash consideration of £407.7m.

Of these, 57,500,000 shares were issued on 18 March 2002, in connection with the placing of shares on 12 March 2002, to finance the purchase of the outstanding shares in Amersham Biosciences Limited for cash consideration of £397.0m, net of issue costs of £5.5m.

The shares were issued at a price of £7.00 per share, and the market price on the 12 March 2002 was £7.365 per share. The 57,500,000 shares were allotted, as follows:

•	50,000,000 placing shares to persons nominated by Morgan Stanley Securities Limited and Hoare Govett Limited;

•	7,500,000 shares issued to Morgan Stanley Securities Limited, pursuant to the exercise of an over-allotment option.

The 50,000,000 placing shares were ultimately allotted to institutional investors.

A further 438,890 shares were issued to the Qualifying Employee Share Ownership Trust (QUEST) for an aggregate net cash consideration of £2.5m. The remaining 2,162,661 ordinary shares of 5p each were issued in connection with employee share option schemes for an aggregate net cash consideration of £8.2m.

               Share option schemes

The following options remained exercisable at the year end.

		Ordinary	Ordinary	Ordinary
Save As You Earn Scheme		5p shares	5p shares	5p shares
Option Price	Options exercisable	31 Dec 2002	31 Dec 2001	31 Dec 2000
£1.38	February 2000 or February 2002	—	170,812	181,103
£1.39	September 2000 or September 2002	3,304	204,865	209,449
£1.54	September 2001 or September 2003	215,058	262,363	1,135,690
£2.46	September 2002 or September 2004	185,302	1,137,938	1,204,158
£3.00	December 2003 or December 2005	1,463,643	1,551,095	1,643,206
£3.30	December 2004 or December 2006	855,627	898,809	976,271
£4.96	December 2005 or December 2007	910,294	975,260	1,017,110
£4.80	December 2004, December 2006 or December 2008	770,955	808,109	—
£4.49	December 2005, December 2007 or December 2009	1,077,315	—	—

Executive Share Option Scheme (ESOS 1993)
£0.73	November 1994 to November 2001	—	—	28,435
£0.91	June 1995 to June 2002	—	—	39,136
£1.13	November 1995 to November 2002	—	18,250	18,250
£1.49	June 1996 to June 2003	20,731	20,731	20,731
£1.83	November 1996 to November 2003	3,979	15,663	108,361
£1.87	July 1997 to July 2004	29,261	29,261	364,017
£1.72	November 1997 to November 2004	17,061	91,250	91,250
£1.74	June 1998 to June 2005	59,741	59,741	95,672
£1.69	November 1998 to November 2005	77,157	103,692	186,043
£1.89	July 1999 to July 2006	68,809	68,809	184,122
£3.42	July 2000 to July 2007	163,374	305,493	483,799
£3.92	December 2000 to November 2007	130,112	130,112	651,603
£4.63	January 2001 to January 2008	—	—	100,241
£3.80	May 2001 to April 2008	529,569	793,940	1,893,222
£3.56	September 2001 to September 2008	241,519	571,685	1,065,254
£4.38	May 2002 to May 2009	1,252,833	1,615,781	1,807,502
£4.66	June 2002 to June 2009	—	63,523	63,523
£3.74	August 2002 to August 2009	696,789	913,689	1,074,058
£4.11	September 2002 to September 2009	291,970	291,970	291,970
£4.12	September 2002 to September 2009	55,750	71,750	75,250
£5.20	March 2003 to February 2010	1,902,573	2,045,799	2,270,205
£6.19	April 2003 to April 2010	13,942	13,942	13,942
£6.23	August 2003 to August 2010	453,153	453,153	489,269
£6.22	September 2003 to September 2010	128,618	128,618	128,618

		Ordinary	Ordinary	Ordinary
Nycomed Share Option Plan		5p shares	5p shares	5p shares
Option Price	Options exercisable	31 Dec 2002	31 Dec 2001	31 Dec 2000
$3.48	July 1997 to August 2010	—	—	50,085
$4.02	July 1997 to April 2002	—	83,910	162,220

Options awarded under the Nycomed Amersham Share Option Plan are denominated in US dollars.

Amersham US Stock Option Plan 2000
£6.19	March 2001 to March 2010	1,908,914	2,334,832	2,502,482
£6.19	June 2001 to June 2010	5,500	6,500	19,692
£6.23	August 2001 to August 2010	50,193	53,056	66,012
£6.31	October 2001 to October 2010	1,500	1,500	3,500
£5.45	December 2001 to December 2010	5,000	9,000	15,000

Amersham US Stock Option Plan options are subject to phased vesting of 25% per year from date of grant.

2001 Plan (ESOS 2001)
£5.60	May 2002 to May 2011	5,968,731	6,324,060	—
£5.61	May 2002 to May 2011	10,076	10,076	—
£5.57	June 2002 to June 2011	102,336	102,336	—
£6.09	August 2002 to August 2011	287,460	287,460	—
£6.06	September 2002 to September 2011	20,272	20,272	—
£5.95	September 2002 to September 2011	9,988	9,988	—
£7.15	March 2003 to March 2012	7,159,214	—	—
£7.28	March 2003 to March 2012	38,864	—	—
£7.63	April 2003 to April 2012	13,376	—	—
£5.58	August 2003 to August 2012	864,500	—	—
£5.68	September 2003 to September 2012	23,768	—	—
£5.82	December 2003 to December 2012	309,280	—	—

2001 Plan options are subject to 25% vesting from date of grant, except Directors’ options which usually vest three years after date of grant. The exercise of options granted to executive Directors is subject to performance conditions.

Options for All
£6.35	October 2004 to October 2007	8,581,352	9,150,000	—

26.    Share premium account and reserves

	Share premium	Profit and	Merger	Other
	account	loss account	reserve	reserves
	£m	£m	£m	£m
At 1 January 2002 as previously stated	64.3	401.5	73.0	21.0
Prior year adjustment — FRS19	—	4.4	—	—

At 1 January 2002 as restated	64.3	405.9	73.0	21.0
Foreign currency translation	—	47.8	—	—
Issue costs	(5.5)	—	—	—
Shares issued in the year	410.2	—	—	—
Loss relating to Qualifying Employee Share Ownership
Trust (QUEST)	—	(1.2)	—	—
Retained profit for the year	—	121.4	—	—

At 31 December 2002	469.0	573.9	73.0	21.0

The amounts included in other reserves relate to foreign subsidiary undertakings and represent amounts which cannot be distributed under local company law, plus negative goodwill arising on the acquisition of Pharmacia Biotech.

The cumulative value of goodwill written off amounts to £1,439.9m (2001 — £1,439.9m, 2000 — £1,439.9m).

In accordance with the group’s accounting policy, an exchange gain of £46.4m (2001 — £6.4m gain, 2000 — £9.7m loss) on the foreign currency loans hedging group investments has been matched with the exchange loss on those investments in reserves. A related tax charge of £5.4m (2001 — £0.3m credit, 2000 — £3.5m credit) has also been offset in reserves.

27.    Capital Commitments

	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Expenditure contracted	41.3	22.7	15.2

28.    Operating and finance lease commitments

Payments which the group is committed to make during the following year against operating leases are as follows:

	31 Dec 2002	31 Dec 2001	31 Dec 2000
Operating leases	£m	£m	£m
Land and buildings:
Expiring within one year	1.3	1.9	1.7
Expiring between two and five years inclusive	10.3	7.6	6.3
Expiring after more than five years	3.1	4.3	4.5

	14.7	13.8	12.5

Other leases:
Expiring within one year	1.4	1.8	3.2
Expiring between two and five years inclusive	12.9	13.8	9.9
Expiring after more than five years	0.3	—	—

	14.6	15.6	13.1

The finance lease obligations to which the group is committed are as follows:

	31 Dec 2002	31 Dec 2001	31 Dec 2000
Finance lease commitments	£m	£m	£m
Payable within one year	0.5	0.4	0.7
Payable between two and five years	1.4	1.5	1.7
Payable after five years	1.9	2.1	2.5

	3.8	4.0	4.9
Less finance charges allocated to future periods	(1.0)	(1.0)	(1.5)

	2.8	3.0	3.4

29.    Pensions

               UK schemes

The company participates in a variety of pension arrangements on behalf of its UK employees. The principal scheme is the Amersham Pension Scheme, which is a defined benefit arrangement, the assets of which are held in a separate trustee administered fund.

An actuarial valuation of this scheme as at 31 March 2000 was made by Watson Wyatt, an independent firm of actuaries, using the projected unit method. The main assumptions adopted in that valuation for the purposes of the UK Statement of Standard Accounting Practice SSAP 24, ‘Accounting for Pension Costs’, were that over the long term the rate of return on investments would be 6.9% p.a., the increase in pensionable pay 5% p.a. and pensions in payment 3% pa. On the basis of these assumptions the market value of the scheme’s assets as at 31 March 2000 represented 112% of the value of the benefits to members at that date including allowance for future salary and pension increases. The market value of the scheme’s assets on 31 March 2000 was £209m.

The pension cost in the company’s financial statements and the associated amounts of prepayment are set out below:

	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Prepayment at start of year	8.7	6.8	6.8
Regular cost	(10.3)	(9.0)	(5.9)
Variation from regular cost	1.6	1.6	1.1
Contributions paid	10.7	9.3	4.8

Prepayment at end of year	10.7	8.7	6.8

               Overseas schemes

The group operates a number of pension schemes overseas, which have been developed in line with, and are funded under, local practices. The principal overseas schemes are in the US, Norway and Sweden and are mainly of the defined benefit type funded via separately administered trusts or guaranteed by insurance policies. The scheme in Sweden is an unfunded arrangement and there is an unfunded arrangement in Norway in addition to the funded scheme. These are provided for in the group financial statements and secured on the ongoing business.

Watson Wyatt have prepared pension costs using actuarial valuations carried out in accordance with local requirements, for the purposes of group reporting under SSAP 24, ‘Accounting for Pension Costs’. A surplus or deficit is amortised over the average remaining service lives of the relevant employees using the straight-line method. The review was made as at 1 January 2002, using the projected unit method and using the following principal assumptions.

	US	Norway	Sweden
	%	%	%
Return on investment	7.5	6.5	7.0
Increase in pensionable salary	4.5	3.5	4.0
Increase in pensions in payment	—	2.0	2.5

The pension cost in the group’s financial statements and associated amounts of provision are set out below, in aggregate, for these principal overseas funded and unfunded schemes.

	31 Dec 2002		31 Dec 2001		31 Dec 2000
	Funded	Unfunded	Funded	Unfunded	Funded	Unfunded
	Schemes	Schemes	Schemes	Schemes	Schemes	Schemes
	£m	£m	£m	£m	£m	£m
Provision at start of year	18.6	43.2	18.8	41.5	15.8	38.6
Foreign currency translation	(1.6)	2.3	0.5	(1.6)	1.3	(0.4)
Pension cost	7.2	4.6	5.3	4.0	3.3	4.2
Contributions/pensions paid	(8.2)	(1.3)	(6.0)	(0.7)	(1.6)	(0.9)

Provision at end of year	16.0	48.8	18.6	43.2	18.8	41.5

On the basis of the above assumptions the actuarial value of the scheme assets for the principal overseas funded schemes was £76.0m (2001 — £76.5m, 2000 — £75.4m) and represents 80% (2001 — 87%, 2000 — 102%) of the actuarial value of benefits to members as at 1 January 2002, including allowance for future salary and pension increases.

In addition to the schemes included in the above analysis the group also operates defined benefit schemes in other territories, principally Japan and Germany.

               FRS 17

In November 2000, the Accounting Standards Board published FRS 17 ‘Retirement Benefits’ to replace the existing standard SSAP 24 ‘Accounting for Pension costs’. Although the new standard does not become mandatory until accounting periods beginning on or after 1 January 2005, it sets down transitional arrangements which require footnote disclosures in the interim period up to full adoption.

The most recent actuarial valuations have been updated by Watson Wyatt to take account of the requirements of FRS 17 in order to assess the liabilities of the schemes at 31 December 2002. For the principal overseas schemes this latest valuation was at 31 December 2001 including both the US and Norway and at 31 December 1999 for Sweden. Scheme assets are stated at their market value at 31 December 2002.

The future agreed contribution rate for the UK scheme is currently 15.2%. This is subject to review during 2003. For the overseas schemes the contribution rate will be assessed on year on year basis. All of the group pension schemes are open as at 31 December 2002.

               Main assumptions for FRS 17 purposes

	UK	US	Norway	Other
31 December 2002	% pa	% pa	% pa	% pa
Rate of increase in salaries	4.25	4.25	3.50	3.75
Rate of increase in pensions in payment	2.25	0.00	2.00	2.00
Discount rate	5.50	6.75	6.50	5.50
Inflation	2.25	3.00	2.50	2.50

	UK	US	Norway	Other
31 December 2001	% pa	% pa	% pa	% pa

Rate of increase in salaries	4.25	4.25	3.50	3.25
Rate of increase in pensions in payment	2.25	0.00	2.00	2.25
Discount rate	5.75	7.25	7.00	5.00
Inflation	2.25	3.00	2.50	2.50

The market value of assets in the schemes at 31 December 2002 and the long term expected rates of return at that date were:

31 December 2002	Equities	Bonds	Other	Total
Long term rate of return expected at 31 December 2002 (% pa)
UK	8.50	5.00	6.00	—
US	8.75	6.25	4.50	—
Norway	8.75	6.00	5.00	—
Other	5.50	2.50	2.00	—
Value at 31 December 2002 (£m)
UK	127.3	34.5	8.4	170.2
US	29.4	16.4	0.7	46.5
Norway	2.9	16.7	9.0	28.6
Other	4.9	3.4	0.7	9.0

Total	164.5	71.0	18.8	254.3

The market value of assets in the schemes at 31 December 2001 and the long term expected rates of return at that date were:

31 December 2001	Equities	Bonds	Other	Total
Long term rate of return expected at 31 December 2001 (% pa)
UK	8.00	5.50	5.00	—
US	8.75	7.00	4.50	—
Norway	8.25	6.75	6.00	—
Other	6.25	3.00	2.00	—
Value at 31 December 2001 (£m)
UK	136.5	26.7	27.4	190.6
US	32.0	21.7	0.7	54.4
Norway	4.8	15.2	2.7	22.7
Other	4.4	3.2	0.7	8.3

Total	177.7	66.8	31.5	276.0

The following amounts at 31 December 2002 were measured in accordance with the requirements of FRS 17:

	UK	US	Norway	Other	Total
	£m	£m	£m	£m	£m
Total market value of assets	170.2	46.5	28.6	9.0	254.3
Present value of scheme liabilities	(268.3)	(102.2)	(33.8)	(58.3)	(462.6)

Deficit in the scheme	(98.1)	(55.7)	(5.2)	(49.3)	(208.3)
Related deferred tax asset	7.5	22.3	1.4	15.4	46.6

Net pension liabilities	(90.6)	(33.4)	(3.8)	(33.9)	(161.7)

The following amounts at 31 December 2001 were measured in accordance with the requirements of FRS 17:

	UK	US	Norway	Other	Total
	£m	£m	£m	£m	£m
Total market value of assets	190.6	54.4	22.7	8.3	276.0
Present value of scheme liabilities	(212.4)	(92.2)	(26.3)	(48.7)	(379.6)

Deficit in the scheme	(21.8)	(37.8)	(3.6)	(40.4)	(103.6)
Related deferred tax asset	—	15.1	1.0	12.5	28.6

Net pension liabilities	(21.8)	(22.7)	(2.6)	(27.9)	(75.0)

If the above amounts had been recognised in the financial statements, the group’s net assets and reserves at 31 December 2002 would be as follows:

	31 Dec 2002	31 Dec 2001
	£m	£m
Net assets
Net assets	1,176.9	658.9
Add back SSAP 24 net pension liability and prepayments	80.8	79.5
Less effect of NMP joint venture scheme	(0.2)	(0.1)
Less FRS 17 net pension liability, including NMP	(208.3)	(103.6)
Net effect on related deferred tax asset	19.6	2.2
Impact on minority interest	—	(0.2)

Net assets including FRS 17 pension liability	1,068.8	636.7

Reserves
Reserves	1,136.9	564.2
Add back SSAP 24 net pension liability and prepayments	80.8	79.5
Less effect of NMP joint venture scheme	(0.2)	(0.1)
Less FRS 17 net pension liability, including NMP	(208.3)	(103.6)
Net effect on related deferred tax asset	19.6	2.2
Impact on minority interest	—	(0.2)

Reserves including FRS 17 pension liability	1,028.8	542.0

The amounts charged to operating profit under FRS 17 would have been:

	UK	US	Norway	Other	Total
	£m	£m	£m	£m	£m
Current service cost	10.7	4.8	1.6	2.9	20.0
Past service cost	—	0.3	—	—	0.3

Total operating charge	10.7	5.1	1.6	2.9	20.3

The amounts charged to financing under FRS 17 would have been:

	UK	US	Norway	Other	Total
	£m	£m	£m	£m	£m
Expected return on pension scheme assets	(14.1)	(4.3)	(1.8)	(0.4)	(20.6)
Interest on pension scheme liabilities	12.1	6.3	2.0	2.8	23.2

Total financing charge/(income)	(2.0)	2.0	0.2	2.4	2.6

The total pension charge for the group, including NMP, is £23.8m. Excluding items outside the scope of SSAP 24 of £0.6m, the charge for the year is £23.1m. The effect on the charge of adopting FRS 17 would therefore be a decrease of £0.2m.

Analysis of the amount that would have been included within the statement of total recognised gains and losses under FRS 17:

	UK	US	Norway	Other	Total
	£m	£m	£m	£m	£m
Actual return less expected return on pension scheme assets	(44.8)	(10.1)	(1.4)	(1.4)	(57.7)
Experience gains/(losses) arising on the scheme liabilities	4.2	(2.7)	2.3	1.3	5.1
Changes in assumptions underlying the present value of scheme liabilities(1)	(37.7)	(8.8)	(2.9)	(3.1)	(52.5)

Actuarial loss recognised in group statement of total recognised gains and losses	(78.3)	(21.6)	(2.0)	(3.2)	(105.1)

(1)	Includes the impact of adopting Urgent Issues Task Force (UITF) No 35 ‘Death-in-service and incapacity benefits’.

The analysis of experience gains and losses, recognised in the statement of total recognised gains and losses, is as follows:

	UK	US	Norway	Other	Total
Actual return less expected return on pension scheme assets (£m)	(44.8)	(10.1)	(1.4)	(1.4)	(57.7)
Percentage of scheme assets at end of year	26%	22%	5%	16%	23%
Experience gains/(losses) arising on the scheme liabilities (£m)	4.2	(2.7)	2.3	1.3	5.1
Percentage of scheme liabilities at end of year	2%	(3% )	7%	2%	1%
Total actuarial loss recognised in statement of total recognised gains and losses (£m)	(78.3)	(21.6)	(2.0)	(3.2)	(105.1)
Percentage of scheme liabilities at end of year	29%	21%	6%	5%	23%

The movement in the deficit during the year under FRS 17 would have been:

	UK	US	Norway	Other	Total
	£m	£m	£m	£m	£m
Deficit in the scheme at the beginning of the year	(21.8)	(37.8)	(3.6)	(40.4)	(103.6)
Movement in the year:
Foreign currency translation	—	5.2	(0.8)	(2.9)	1.5
Current service cost	(10.7)	(4.8)	(1.6)	(2.9)	(20.0)
Past service costs	—	(0.3)	—	—	(0.3)
Contributions	10.7	5.6	3.0	2.5	21.8
Other finance income/(charge)	2.0	(2.0)	(0.2)	(2.4)	(2.6)
Actuarial loss	(78.3)	(21.6)	(2.0)	(3.2)	(105.1)

Deficit in the scheme at the end of the year	(98.1)	(55.7)	(5.2)	(49.3)	(208.3)

Opening related deferred tax asset	—	15.1	1.0	12.5	28.6
Movement in the year	7.5	7.2	0.4	2.9	18.0

Closing related deferred tax asset	7.5	22.3	1.4	15.4	46.6

30.    Shares in group undertakings

Information relating to subsidiary, joint venture and associated undertakings is given on those that, in the opinion of the Directors, principally affected the profits or assets of the group, as at 31 December 2002.

The primary activity of the majority of the undertakings shown below is the development and manufacture and/or sale of specialised products for research-based biotechnology supply and the diagnosis and treatment of disease. Subsidiary, joint venture, and associated undertakings are listed under the relevant business operation. Where the relevant company serves more than one business it is listed under the dominant business operation.

With the exception of Amersham Buchler GmbH & Co. KG and Amersham Biosciences Limited, the company’s holdings in the following undertakings are represented by ordinary shares. Amersham Buchler GmbH & Co. KG is a partnership in which the group’s interest is in limited liability form. The company holds ordinary and non-voting preference shares in Amersham Biosciences Limited in the proportion stated below.

All of the companies listed below operate principally in their country of incorporation or registration and have coterminous year ends.

		Proportion of
		nominal value of issued
		shares held
	Country of	By the	By subsidiary
	incorporation	Company	undertakings
	or registration	%	%
Holding companies
Amersham Health Norge AS	Norway	—	100
Acam Overseas Holdings Ltd	UK	—	100
Acam Holdings (UK) Ltd	UK	100	—
Amersham Benelux BV	Netherlands	—	100
Amersham Biosystems AB	Sweden	—	100
Amersham Biosciences
Amersham Biosciences Ltd	UK	61	39
Amersham Biosciences Corp	USA	—	100
Amersham Biosciences UK Ltd	UK	—	100
Amersham Biosciences Europe GmbH	Germany	—	100
Amersham Biosciences AB	Sweden	—	100
Amersham Biosciences (SV) Corp	USA	—	100
Amersham Biosciences KK	Japan	—	100
Amersham Biosciences Ltd	Hong Kong	—	100
AG Technology Corp	USA	—	100
InnovaSep Technology Corporation	USA	—	100
Amersham Health
Amersham Buchler GmbH & Co. KG	Germany	—	60
Amersham Health AS	Norway	—	100
Amersham Health	Ireland	—	100
Amersham Health Inc	USA	—	100
Amersham Health Pte Ltd	Singapore	—	100
Nycomed Amersham Sorin Srl	Italy	100	—
Amersham Health Ltd	China	—	80
Amersham Health Holdings Inc	USA	—	100
Joint venture
Amersham Health
Nihon Medi-Physics Company Ltd	Japan	29	21

The investment in Nihon Medi-Physics Company Ltd relates to ordinary shares. The shares carry standard pre-emption rights.

A full list of all group undertakings will be appended to the annual return.

31.    Net cash flow from operating activities

	12 months to	12 months to	12 months to
	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
Total operating profit before exceptional items	273.2	280.8	230.5
Share of operating profit of joint venture and associates	(23.2)	(26.1)	(29.8)
Depreciation and amortisation	116.4	80.0	71.9
Loss on sale of tangible fixed assets	1.5	0.3	1.1
(Decrease)/ Increase in provisions	(6.8)	1.3	(7.7)
(Increase) in stocks	(19.9)	(12.1)	(26.8)
Decrease/(Increase) in debtors	5.3	(16.8)	11.6
(Decrease)/ Increase in creditors	(1.0)	34.9	4.5

Net cash inflow from operating activities before exceptional items	345.5	342.3	255.3
Integration costs paid	—	—	(15.8)
Exceptional items	—	12.0	(14.8)

Net cash inflow from operating activities	345.5	354.3	224.7

32.    Analysis of net debt

	As at		Exchange	As at
	1 Jan 2002	Cash flow	movements	31 Dec 2002
	£m	£m	£m	£m
Cash at bank and in hand	56.9	(30.3)	6.1	32.7
Overdrafts	(11.1)	4.0	(0.1)	(7.2)

	45.8	(26.3)	6.0	25.5
Liquid resources	96.5	(74.5)	0.1	22.1
Loans due within one year	(19.7)	(14.7)	(3.0)	(37.4)
Loans due after more than one year	(148.0)	(133.6)	89.1	(192.5)

Net debt	(25.4)	(249.1)	92.2	(182.3)

33.    Reconciliation of net cash flow to movement in net debt

	31 Dec 2002	31 Dec 2001	31 Dec 2000
	£m	£m	£m
(Decrease)/ Increase in cash in the period	(26.3)	7.8	0.8
Cash (inflow)/outflow from liquid resources	(74.5)	91.4	(64.1)
Cash (inflow)/outflow from (increase)/reduction in loans and lease finance	(148.3)	205.3	70.3

Change in net debt resulting from cash flows	(249.1)	304.5	7.0
Exchange movements	92.2	(6.4)	(31.6)

Movement in net debt in the period	(156.9)	298.1	(24.6)
Net debt at 1 January	(25.4)	(323.5)	(298.9)

Net debt at 31 December	(182.3)	(25.4)	(323.5)

34.    Related party disclosures

Apart from the transactions noted below there were no other material items requiring disclosure.

               Transactions with Nihon Medi-Physics Company Limited (NMP)

During 2002 the group made sales to NMP of £7.6m (2001 — £6.6m, 2000 — £7.5m) and purchases of £0.1m (2001 — £0.1m, 2000 — £0.1m). At the year end the group was owed £1.0m (2001 — £1.3m, 2000 — £2.1m) in respect of trading balances and the group owed NMP £26.2m (2001 — £nil, 2000 — £nil) relating to a short term loan balance.

               Transactions with Reviss Services Limited (RSL)

During 1996 the group disposed of its Puridec business to RSL, then an associated undertaking, for a consideration of £5.9m payable within a seven year period. At 31 December 2002 the group held a 10% trade investment in RSL. During 2002 the group recharged RSL in relation to the provision of payroll and other services £0.8m (2001 — £1.1m, 2000 — £1.5m) and made purchases of £2.9m (2001 — £4.7m, 2000 — £4.5m) in respect of normal trading activities. At 31 December 2002 the group owed RSL £0.2m (2001 — £0.1m, 2000 — £0.2m) and was owed £0.6m (2001 — £1.3m, 2000 — £2.2m), comprising £0.6m (2001 — £0.6m, 2000 — £0.5m) in respect of other services and £nil (2001-£0.7m, 2000 — £1.7m) in relation to the sale of the Puridec business.

               Transactions with Gyros AB

During the year the group made milestone payments of £nil (2001 — £1.0m, 2000 — £2.8m) to Gyros AB. The group holds a 9.7% interest in Gyros AB. At 31 December 2002 the group owed Gyros AB £nil (2001 — £nil, 2000 £1.1m).

               Transactions with Cimarron Software Inc

From 1 January 2002 to 10 May 2002 the group held a trade investment in Cimarron Software Inc representing 19% of that company’s equity. During the period from 1 January 2002 to 10 May 2002 the group paid £0.5m (2001 — £1.1m, 2000 — £0.8m) to Cimarron Software Inc in respect of normal trading activities. From 10 May 2002 onwards Cimarron Software Inc has been consolidated as a subsidiary undertaking.

               Transactions with Molecular Staging Inc

The group holds a trade investment in Molecular Staging Inc. During 2002, the group made sales of £nil (2001 — £0.2m, 2000 — £nil) to Molecular Staging Inc, and made purchases of £0.8m (2001 — £0.4m, 2000 — £0.8m), in respect of normal trading activities.

               Transactions with MU Bioteknik AB

During the year, the group made royalty payments to MU Bioteknik AB, a company of which Professor Uhlen is the sole director and shareholder, of SEK 800,000, with an additional SEK 400,000 accrued payments at December 2002. These payments were made in respect of royalty agreements entered into prior to the appointment of Professor Uhlen as a non-executive director.

               Transactions with Nycomed Pharma

During 2001 the group made sales to Nycomed Pharma of £2.8m (2000 — £7.0m) and purchased £4.0m (2000 — £2.7m) in respect of normal trading activities prior to disposal in September 2001.

               Loan to Dr A Carr

In 2000, the group provided an interest free, secured loan facility to Dr A Carr, President, Amersham Biosciences, of $300,000 to assist in the purchase of a house following his relocation to the US. The loan was repayable over five years in equal fortnightly instalments or on his ceasing to be employed by the group, if earlier. The balance due on the loan at 31 December 2002 was $231,000 (2001 — $291,000, 2000 — $162,000). The maximum balance on this loan in the year was $291,000. The loan has been repaid since the year end.

35.    Contingent liabilities

The group is involved in various negotiations or disputes of a nature considered typical for its businesses, including those relating to product liability and infringements and claims of intellectual property rights, validity of patents and taxation. Although there can be no assurance regarding the outcome of any of these negotiations or disputes, the group believes that on the basis of current available information they will not have a material adverse impact on the group’s financial position.

36.    Restatement of prior periods

(a)    Restatement of 2001 for introduction of FRS 19 ‘Deferred Taxation’

Following the introduction of FRS 19, ‘Deferred Taxation’ in 2002, the group has changed its accounting policy with respect to deferred taxation. Under the previous policy, provision was made for deferred taxation, using the liability method, on all material timing differences to the extent that it was probable that an asset or liability would crystallise. Under the revised accounting policy, liabilities will be recognised for most types of timing differences regardless of whether they are anticipated to reverse in the foreseeable future. Deferred taxation assets will be recognised to the extent that it is more likely than not that they will reverse.

The adjustments required to shareholders’ funds are set out below:

	12 months	12 months
	to 31 Dec	to 31 Dec
	2001	2000
	£m	£m
Adjustment to opening shareholders’ funds	8.5	—
Effect of adoption of FRS 19 at January 1, 2001	—	12.3
Reverse deferred tax provision under SSAP 15	4.5	—
Deferred tax provision under FRS 19	(9.0)	—
Attributable to minority interest — FRS 19	0.4	(3.8)

Adjustment to closing shareholders’ funds	4.4	8.5

In the year ended 31 December 2001, deferred tax charged under FRS 19 amounted to £9.0m; this would have been £4.5m under SSAP 15. For the year ended 31 December 2002, deferred tax charged under FRS 19 amounted to £23.1m; this would have been £18.9m under SSAP 15.

The results for the year ended 31 December 2000 are not restated for the impact of FRS 19. The impact of restatement to the presented results would have been as follows:

12 months
to 31 Dec
2000
£m
Adjustment to opening shareholders’ funds	—
Effect of adoption of FRS 19 at January 1, 2000	16.1
Reverse deferred tax provision under SSAP 15	5.0
Deferred tax provision under FRS 19	(8.8)
Attributable to minority interest	(3.8)

8.5

In the year ended 31 December 2000, deferred tax charged under SSAP15 was £5.0m; deferred tax that would have been charged under FRS 19 would be £8.8m, an increase of £3.8m.

(b)	Restatement of 2000 for introduction of FRS 18 ‘Accounting Policies’

Following the introduction of FRS 18, ‘Accounting Policies’, the group has changed its revenue recognition accounting policy with respect to Technology Transfer agreements. Technology Transfer agreements are non-refundable payments which allow customers access to the group’s intellectual property rights usually with annual renewal payments. Under the previous policy, revenue was recognised in full at the date of signing the Technology Transfer or annual renewal contract because the group’s future obligations under the contract are considered insignificant. Under the revised accounting policy the group recognises total Technology Transfer and renewal revenue evenly over the life of the agreement in order to provide greater comparability between different arrangements.

The adjustments required to shareholders’ funds is set out below:

	12 months	12 months
	to 31 December	to 31 December
	2000	1999
	£m	£m
Adjustment to opening shareholders’ funds	(3.2)	—
Deferral brought forward from prior periods	—	(9.0)
Reverse revenue booked under original policy	(11.6)	—
Revenue booked under new policy	11.9	—
Deferred taxation adjustment	(0.1)	3.2
Attributable to minority interest	(0.1)	2.6

Adjustment to closing shareholders’ funds	(3.1)	(3.2)

In the year ended 31 December 2000, sales recognised under the existing policy amounted to £11.6m; this would have been £11.9m using the policy of phased recognition.

37.    Post balance sheet events

On 26 February 2003 the group announced a restructuring of its discovery systems business area. The restructuring programme, which will deliver a more efficient manufacturing cost base and focusing research & development on fewer sites will result in the loss of approximately 400 jobs. The group will incur one off costs in the range of £45 – 50m, which is expected to result in savings running at the rate of £30 – 35m per annum by the end of 2004.

               4.      Supplemental financial information

Summary of differences between UK and US Generally Accepted Accounting Principles (unaudited)

The following is a summary of the adjustments to the group’s net income and shareholders’ equity of applying the significant differences between UK GAAP and US GAAP and has been extracted, without material adjustment, from the 2002 US Annual Report on Form 20-F. These adjustments are summarised in the tabular reconciliation statements set out below.

               Reconciliation of consolidated net income

	Notes			12 months to		12 months to
		12 months to		31 Dec 2001		31 Dec 2000
		31 Dec 2002		Restated		Restated
		£m		£m		£m
Profit attributable to shareholders reported under UK GAAP		178.7		210.7		110.8
Adjustment for the adoption of FRS19*		—		—		(3.8)
Profit attributable to shareholders reported under UK GAAP		178.7		210.7		107.0
US GAAP adjustments:
Business combinations	(i)	(113.8)		(107.7)		(118.0)
Goodwill, intangibles & other assets		(42.2)		(107.7)		(118.0)
Effect of SFAS 142 Goodwill and other intangible assets		36.6		—		—
Purchase of Minority interest in Biosciences		(108.2)		—		—
Accounting for investment in NMP — goodwill amortisation	(ii)	—		(3.6)		(3.6)
Investment in Nycomed Pharma	(i)	—		(0.3)		(2.1)
Disposal of Nycomed Pharma	(iii)	(1.2)		(10.4)		—
Derivative hedging	(iv)	66.4		5.6		17.6
Pension and post retirement costs	(v)	(4.4)		0.9		(1.8)
Transfer of assets from former pension plans	(vi)	(1.0)		6.0		—
Revenue recognition	(vii)	(1.2)		(2.9)		7.6
Cumulative effect of changes in revenue recognition as at 1 January 2000, net of tax	(vii)	—		—		(10.8)
Deferred taxation — application of full liability method	(viii)	5.9		5.6		35.8
Other	(ix)	0.3		(10.0)		(14.7)
Tax effect of US GAAP adjustments	(viii)	29.7		20.5		30.0
Minority interest	(xi)	1.1		10.0		17.6

Total US GAAP adjustments		(18.2)		(86.3)		(42.4)

Net income in accordance with US GAAP		160.5		124.4		64.6

Basic net income per share in accordance with US GAAP		23.4	p	19.6	p	10.2	p

Diluted net income per share in accordance with US GAAP		23.3	p	19.5	p	10.1	p

               Reconciliation of shareholders’ equity

	Notes		31 Dec 2001	31 Dec 2000
		31 Dec 2002	Restated	Restated
		£m	£m	£m
Equity shareholders’ funds reported under UK GAAP		1,172.0	596.3	408.4
Adjustment for the adoption of FRS19*		—	—	8.5
Equity shareholder’s funds reported under UK GAAP		1,172.0	596.3	416.9
US GAAP adjustments:
Business combinations	(i)	1,067.5	1,093.7	1,199.0
Goodwill, intangibles and other assets		1,039.5	1,093.7	1,199.0
Effect of SFAS 142 Goodwill and other intangible assets		36.6	—	—
Purchase of Minority interest in Biosciences		(8.6)	—	—
Accounting for investment in NMP	(ii)	41.7	41.7	45.3
Investment in Nycomed Pharma	(i),(iii)	—	1.5	11.0
Derivative hedging	(iv)	32.9	12.8	13.3
Pension and post retirement costs	(v)	(73.5)	(26.1)	(5.8)
Transfer of assets from former pension plans	(vi)	5.0	6.0	—
Revenue recognition	(vii)	(3.9)	(2.9)	—
Deferred taxation — application of full liability method	(viii)	27.6	28.7	22.7
Other	(ix)	(22.3)	(23.7)	(18.5)
Ordinary dividend	(x)	36.0	30.3	26.9
Tax effect of US GAAP adjustments	(viii)	(142.8)	(55.7)	(75.9)
Minority interest	(xi)	—	(75.6)	(85.2)

Total US GAAP adjustments		968.2	1,030.7	1,132.8

Shareholders’ equity in accordance with US GAAP		2,140.2	1,627.0	1,549.7

*	As noted in the Accounting Policies and note 36(a) to the accompanying financial information, the results for the year to 31 December 2001 have already been restated for the introduction in 2002 of FRS19 Deferred Taxation.

Figures reported under UK GAAP for the 12 months to 31 December 2001 have been restated in 2002 following the introduction of FRS 19 as explained in note 36(a) and the results for the year to 31 December 2000 have been restated for the adoption of FRS18 in 2001, as described in note 36(b). Further, as shown above, an additional adjustment has been made to restate the 12 months to 31 December 2000 to reflect the introduction of FRS19. Net income for the 12 months to 31 December 2001 and 2000 and shareholders’ equity at 31 December 2001 and 2000, in accordance with US GAAP, have been restated as outlined in notes (iv), (vi), (viii) and (ix) below.

The effect of these restatements on the 12 months to 31 December 2001 increases net income by £16.1m from £108.3m to £124.4m, with a corresponding 2.5p increase in basic net income per share for the 12 months to 31 December 2001. The restatements have reduced shareholders’ equity by £1.6m from £1,628.6m to £1,627.0m at 31 December 2001. The effect of these restatements on the 12 months to 31 December 2000 reduces net income by £8.2m from £72.8m to £64.6m, with a corresponding 1.3p reduction in basic net income per share for the 12 months to 31 December 2000. The restatements have reduced shareholders’ equity at 31 December 2000 by £8.2m from £1,557.9m to £1,549.7m.

               (i)     Business combinations

Under both UK GAAP and US GAAP, acquisitions are accounted for as purchase business combinations. However, certain differences between UK GAAP and US GAAP in the application of the purchase method of accounting for business combinations are set out below.

               Goodwill, intangible and other assets

Both UK GAAP and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill. Under the requirements of Financial Reporting Standard (FRS) 10 ‘Goodwill and Intangible Assets’, goodwill arising on acquisitions of subsidiaries, joint ventures, and associates during accounting periods ending on or after 23 December 1998 should be capitalised and amortised over its useful economic life. This treatment of goodwill is similar to its treatment under US GAAP prior to the introduction of Statement of Financial Accounting Standards (SFAS)142 ‘Goodwill and other intangible assets’. The impact of the introduction of SFAS142 is discussed below. However, because FRS 10 need not be applied retrospectively to goodwill written off against shareholders’ funds in earlier years, there will continue to be differences between the goodwill calculated under UK GAAP and US GAAP. For the purposes of US GAAP, goodwill written off against shareholders’ funds under UK GAAP has been reinstated.

UK GAAP requires an allocation of purchase consideration to intangible assets, which are separable from the business. For UK GAAP purposes, intangible assets, other than goodwill, acquired in a business combination, which are not separable and measurable, are not capitalised. US GAAP requires an allocation of consideration to identifiable intangible assets if they arise from contractual or other legal rights; if intangible assets do not arise from contractual or legal rights, the asset is recognised apart from goodwill only if it is separable. The intangible assets recognised for US GAAP are being amortised on a straight-line basis over periods up to 10 years.

               Effect of SFAS 142 Goodwill and other intangible assets

Under US GAAP, following the introduction of SFAS142, Goodwill and other intangible assets with indefinite useful lives are not amortised but reviewed annually for impairment. The 2002 amortisation charge on such goodwill recognised for UK GAAP has been reversed for US GAAP purposes. The impact of the introduction of SFAS 142 on net income and net income per share is analysed below:

		12 months to	12 months to
	12 months to	31 Dec 2001	31 Dec 2000
	31 Dec 2002	Restated	Restated
	£m	£m	£m
Net income
Net income as reported under US GAAP	160.5	124.4	64.6
Add back: Goodwill amortisation	—	80.4	89.2

Adjusted net income under US GAAP	160.5	204.8	153.8

Net income per share — basic	p	p	p
Net income per share as reported under US GAAP	23.4	19.6	10.2
Add back: Goodwill amortisation	—	12.7	14.1

Adjusted net income per share (basic) as reported under US GAAP	23.4	32.3	24.3

Net income per share — diluted	p	p	p
Net income per share (diluted) as reported under US GAAP	23.3	19.5	10.1
Add back: Goodwill amortisation	—	12.6	14.0

Adjusted net income per share (diluted) as reported under US GAAP	23.3	32.1	24.1

               Purchased research and development

Acquired in-process research and development recognised under US GAAP purchase accounting requirements is written off directly to net income in the year of acquisition: the technological feasibility of such in-process technology not having been established and not having an alternative future use. Acquired in-process research and development is not recognised as a separate asset under UK GAAP.

               Purchase of 45% minority interest in Amersham Biosciences

Under UK GAAP, fair value adjustments have been recognised for tangible fixed assets, listed investments and the funded status of pensions. Under US GAAP, additional fair value adjustments have been recognised for separable intangible assets, in-process research and development and the revaluation of inventory. Intangible assets are being amortised on a straight-line basis over periods up to 10 years. The in-process research and development asset has been written-off to income in the year. Following the introduction of SFAS142, goodwill amortisation recorded under UK GAAP has been reversed for US GAAP purposes.

               Investment in Nycomed Pharma

The 29% investment in Nycomed Pharma was recorded under the cost method of accounting under UK GAAP prior to its disposal as the company did not exert significant influence over the entity. Under US GAAP, the investment was accounted for using the equity method.

               (ii)    Accounting for investment in Nihon Medi-Physics (NMP)

Under UK GAAP the change from the cost method to the equity method in the year ended 31 March 1997, due to the acquisition of an additional interest in NMP, did not require retroactive adjustment to the financial statements. Under US GAAP the investment, the results of operations, and shareholders’ equity of the group were adjusted retroactively in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary.

               (iii)    Disposal of Nycomed Pharma

In 2001, the group sold its trade investment in Nycomed Pharma. Under US GAAP, the investment was treated as an associate company resulting in a lower profit on disposal under the equity method of accounting. Certain costs associated with the sale have been recognised in 2002 for US GAAP.

               (iv)    Derivative hedging

Under US GAAP, the group does not qualify for hedge accounting and so gains and losses arising on derivative instruments at the year end have been booked directly to income under US GAAP.

During the year ended 31 December 2002, the group determined that the adjustment relating to gains and losses arising on derivative instruments for the years ending 31 December 2001 and 31 December 2000 had been incorrectly accounted for under SFAS133 ‘Accounting for derivative instruments and hedging activities’. Accordingly, the group has restated the 12 months to 31 December 2001 and the 12 months to 31 December 2000. The adjustment to net income in 2001 has correspondingly increased by £21.0m to £5.6m and the adjustment to shareholders’ equity has increased by £3.2m to £12.8m at 31 December 2001. The adjustment to net income in 2000 has reduced by £11.7m to £17.6m and the adjustment to shareholders’ equity has reduced by £11.7m to £13.3m at 31 December 2000.

               (v)    Pensions and post retirement costs

Under both UK GAAP and US GAAP, pension and post retirement costs are based on actuarial assumptions. However, under UK GAAP the cost is based on long term market and economic assumptions and under US GAAP the cost is based on current market and economic assumptions. In line with SFAS 87 ‘Employers’ accounting for pensions’ an additional minimum liability equal to the unfunded accumulated benefit obligation is recognised when the accumulated benefit obligation exceeds the fair value of pension fund assets.

               (vi)    Transfer of assets from pension plans

A transfer of assets was received from former pension plans during 2001. Under UK GAAP, the proportion of the transfer relating to current employees of the group is being spread over the remaining service life of the employees in line with SSAP 24. Under US GAAP, this was taken to income in 2001.

During the year ended 31 December 2002, the group determined that income recognised in the year ending 31 December 2001 relating to the transfer of assets from former pension plans had been incorrectly accounted for under US GAAP. Net income in the 12 months to 31 December 2001 has been restated and income recognised on the transfer of assets reduced by £1.0m to £6.0m. The adjustment to shareholders’ equity at 31 December 2001 has also been restated, with a corresponding reduction of £1.0m to £6.0m.

               (vii)   Revenue recognition

The introduction by the US Securities and Exchange Commission of its Staff Accounting Bulletin (SAB)101 in 2000 required certain amendments under US GAAP to the revenue recognition policies of the Group. At 1 January 2000 the cumulative effect of these changes in revenue recognition was a charge of £16.5m, together with a corresponding tax credit of £5.7m.

Under UK GAAP, contract revenue is recognised when it is earned and non-refundable and when there are no future obligations under the contract terms. Under US GAAP, the group applies SAB101. Under SAB101, more prescriptive criteria are applied to assess whether the culmination of the earnings process has occurred and the group has a continuing obligation throughout the contract terms. As a result, certain non-refundable fees have been deferred over the contract terms under US GAAP.

               (viii)  Deferred taxation

Under UK GAAP, following the introduction of FRS19 in 2002, provision for deferred taxation is recorded under FRS 19, whereby except for certain timing differences relating to revaluations, rolled over taxable gains and unremitted income, provision is made for all timing differences that would give rise to a deferred tax liability. Deferred tax assets are recognised to the extent that it is more likely than not they will be recoverable. As noted above, figures for the 12 months to 31 December 2001 have been restated.

In the 12 months to 31 December 2000, the group accounted for deferred tax under UK GAAP using SSAP15, whereby provision is recorded for deferred taxation under the liability method, to the extent that such taxation is expected to crystallise within the foreseeable future. However an additional adjustment has been made, as highlighted above, to restate the 12 months to 31 December 2000 to reflect the impact of FRS19.

Under US GAAP, deferred tax is provided for on a full liability basis. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax asset will not be realised.

Following the adjustments to net income in the 12 months to 31 December 2001, as outlined in notes (iv) and (vi), the tax effects of the US GAAP adjustments have been reduced by £3.9m to £20.5m. The adjustment to shareholders’ equity at 31 December 2001 has been correspondingly reduced by £0.7m to £55.7m.

Following the adjustments to net income in the 12 months to 31 December 2000 as outlined in note (iv), the tax effects of the US GAAP adjustment have been increased by £3.5m to £30.0m. The adjustment to shareholders’ equity at 31 December 2000 has been correspondingly increased by £3.5m to £75.9m.

               (ix)    Other

Other differences between UK GAAP and US GAAP relate to accounting for compensated absences, investments in equity securities, ESOP transactions and stock based compensation.

Certain balances have been reclassified in 2001 from “business combinations” to “other” to conform to current year presentation.

During the year ended 31 December 2002, the group determined that the adjustment to shareholders’ equity at 31 December 2001 relating to ESOP transactions had been incorrectly calculated. Correspondingly, the adjustment to shareholders’ equity at 31 December 2001 has been restated with a reduction of £3.1m to £23.7m.

               (x)    Ordinary dividends

Under UK GAAP, dividends proposed are provided for in the period in respect of which they are recommended by the board of Directors for approval by the shareholders. Under US GAAP, dividends are recorded as a reduction to retained earnings when they have been formally declared, and notice given to shareholders.

               (xi)    Minority interest

The amount represents the components of the US GAAP adjustments attributable to Pharmacia Corporation’s 45% interest in Amersham Biosciences. The minority interest was extinguished in 2002 on the purchase of the 45% minority interest in Amersham Biosciences that the group did not already own.

PART 5

INFORMATION ON THE GE GROUP

1.     Background to and GE’s reasons for the Acquisition

GE’s acquisition of Amersham strongly fits with the GE Group’s overall strategy for growth. The GE Group’s ongoing strategy centres on five key growth initiatives:

•	building on the GE Group’s commitment to technological excellence to expand margins and build its installed base of products;

•	providing services for the customers of the GE Group to improve returns, competitiveness and customer satisfaction;

•	enduring customer relationships that help customers and the GE Group win together over the long term;

•	continuing globalisation of the GE Group’s activities to accelerate growth and increase competitiveness – tapping new markets, new sources of supply and new intellectual capital – hiring the very best people from all around the world; and

•	allocating capital in businesses and markets that can increase growth and provide higher returns. The GE Group not only grows by acquiring businesses but more importantly by growing the businesses it acquires.

The acquisition of Amersham, a global leader in diagnostic imaging agents and in life sciences, significantly advances the GE Group’s strategy of addressing high-growth, high-technology segments of the global healthcare industry. Amersham’s imaging agents and biosciences businesses will add new, high-technology platforms to GE Medical’s diagnostic imaging, healthcare services and information technology businesses, positioning GE Medical to participate in exciting new developments in molecular imaging and personalised medicine. Through the combination of skills in imaging, engineering, biology, chemistry and instrumentation, the combined companies will be able to take the knowledge being generated in gene and protein research directly into diagnosis. This will enable GE Medical to accelerate the development of molecular imaging and personalised medicine, where it will be possible to predict, prevent and treat disease with therapies tailored to the individual.

General Electric’s management believes the Acquisition will:

•	position General Electric for a new chapter in medicine by creating a healthcare company with broad expertise in imaging, diagnostic pharmaceuticals and drug discovery;

•	create a group of technology and service driven healthcare businesses which had combined 2003 pro-forma revenues of approximately $13 billion;

•	accelerate the development of molecular imaging and personalised medicine by accelerating and bringing to market new targeted imaging agents and diagnostics that will enable our customers to diagnose, treat and monitor diseases at an earlier stage than ever before;

•	expand the addressable customer base, providing significant new channels for each company’s products and services around the world; for example, General Electric expects to access new sales channels in the pharmaceutical industry for GE Medical’s imaging technology and services;

•	perform financially for investors. The combination of Amersham and GE Medical is expected by General Electric to be non-dilutive to 2004 earnings per share (before one-time non-cash acquisition-related costs, which primarily comprise in-process research and development charges) and $0.01 accretive in 2005. The estimated impact on General Electric’s 2004 earnings excludes the effect of these one-time non-cash acquisition-related costs because it is not reasonably practicable to quantify them at this time. General Electric expects to generate revenue synergies by the end of the third full year in the order of $350 million to $400 million per annum, which are expected to translate into operating profit synergy benefits of $100 million to $200 million per annum. General Electric expects the revenue synergies to be achieved through a variety of means, including access to new channels for each company’s products and services, channel efficiencies, accelerated global expansion and new product introductions. Similarly, General Electric expects to achieve cost synergies from the combined business in the range of $300 million to $400 million per annum by the end of the third full year, an amount that represents approximately 3 per cent. of the combined businesses’ total cost base. General Electric expects these cost synergies to be achieved through a variety of means including improved sourcing, reduced general and administration and global infrastructure costs and operating efficiencies across the combined businesses. General Electric expects approximately half of these revenue and cost synergies to be achieved by the end of the first full year following the completion of the Acquisition*; and

•	strengthen General Electric’s capital base and AAA credit rating through the issuance of General Electric shares, while maximising flexibility to fund future growth.

*	The foregoing statements as to financial accretion are not intended to mean that General Electric earnings or earnings per share for any period will necessarily exceed those of any prior year. The foregoing statements as to expected financial accretion and revenue and cost synergies constitute forward looking statements, which are subject to uncertainties and changes in circumstances as described on page 3 of this document.

2.     Information on General Electric and GE Investments

General Electric, headquartered in the United States, is a diversified technology and services company dedicated to creating products that make life better from aircraft engines and power generation to financial services, medical imaging, television broadcasting and plastics. General Electric operates in more than 100 countries and employs more than 300,000 people worldwide.

GE Medical is a global leader in diagnostic imaging, healthcare services and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam computed tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine and a full line of clinical and business services. For more than 100 years, health-care providers worldwide have relied on GE Medical for high quality medical technology and productivity solutions. GE Medical operates in more than 100 countries and employs more than 32,000 people worldwide. In its results for the financial year ended 31 December 2002 prepared in accordance with US GAAP, GE Medical reported sales of $9.0 billion (£6.0 billion) and operating profit of $1.5 billion (£1.0 billion). On a preliminary unaudited basis for the financial year ended 31 December 2003, GE Medical reported revenues of $10.2 billion (£6.2 billion) and operating profit of $1.7 billion (£1.0 billion).

GE Investments, headquartered in the United States, is one of General Electric’s US subsidiaries. GE Investments has direct and indirect ownership of various subsidiaries in the GE Group which have interests in several leading businesses of the GE Group, such as insurance, aircraft engines, lighting, appliances, speciality chemicals and information technology.

In its results for the year ended 31 December 2002 prepared in accordance with US GAAP, General Electric reported sales of $132 billion (£88 billion) and net income of $14.1 billion (£9.4 billion). On a preliminary unaudited basis for the financial year ended 31 December 2003, General Electric reported sales of $134 billion (£82 billion) and net income of $15.6 billion (£9.1 billion). As at 31 December 2002, General Electric had total assets of $575 billion (£357 billion) and as at 30 September 2003 $627 billion (£378 billion). As at 13 February 2004, General Electric had a market capitalisation of approximately $329.6 billion (£173.8 billion).

Further information on the GE Group is set out in Part 7 (Additional Information) of this document and also on General Electric’s website at www.ge.com.

3.     Financial information on the GE Group

The financial information in Section 3(a) of this Part 5 has been extracted, without material adjustment, from the preliminary unaudited results for the year ended 31 December 2003, which were announced on 16 January 2004.

The financial information in Section 3(b) of this Part 5 has been extracted, without material adjustment, from the audited consolidated financial statements for the year ended 31 December 2002, including the prior year comparatives in those financial statements.

References in Section 3 of this Part 5 to “GE” are to General Electric and all its affiliates other than General Electric Capital Services, Inc. The financial information in Section 3 of this Part 5 has been prepared in accordance with US GAAP.

Your attention is directed to the additional financial and other information of General Electric, including management’s discussion and analysis of results of operations and financial condition for the financial periods presented in Section 3 of this Part 5, contained in General Electric’s annual, quarterly and current reports and other information filed with the SEC under the Exchange Act. The information contained in this Part 5 is qualified in its entirety by reference to the following documents and any future documents filed by General Electric with the SEC under section 13(a), 13(c), 14 or 15(d) of the Exchange Act, which are hereby incorporated by reference in this document: (i) the Annual Report on Form 10-K for the year ended 31 December 2002; and (ii) the Reports on Form 10-Q for each of the periods ended 31 March 2003, 30 June 2003 and 30 September 2003. You may read and copy any reports or other information General Electric files at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, USA. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, USA. You may obtain information about the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. General Electric’s filings with the SEC are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. You may also access the SEC filings and obtain other information about General Electric through its website www.ge.com.

The following is an excerpt from a press release issued by General Electric on 16 January 2004 announcing its preliminary unaudited results for the year ended 31 December 2003:

•	Full-year 2003 earnings before required accounting changes grew 3 per cent. to a record $15.6 billion, or $1.55 per share, from last year’s $15.1 billion, or $1.51 per share. Eight of General Electric’s 13 businesses – Commercial Finance, Consumer Finance, Consumer Products, Insurance, Medical Systems, NBC, Specialty Materials and Transportation Systems – delivered double-digit earnings growth for the year. Revenues for the year grew 1 per cent. to $134.2 billion, with industrial sales declining 4 per cent. to $70.4 billion and financial services revenues growing 10 per cent. to $64.3 billion. Excluding Power Systems, earnings grew 17 per cent. and revenues increased 6 per cent.

•	Cash generated from General Electric’s operating activities in 2003 totaled $12.9 billion, up 28 per cent. from $10.1 billion last year.

•	Net earnings – earnings after required accounting changes – were up 6 per cent. to $15.0 billion, or $1.49 per share in 2003, compared with $14.1 billion, or $1.41 per share, in 2002. Net earnings in both years reflected charges for the cumulative effects of accounting changes – $587 million ($0.06 per share) in 2003 to consolidate special purpose entities and record effects of asset retirement obligations, and $1.015 billion ($0.10 per share) in 2002 to adopt revised accounting for goodwill.

On 18 November 2003, General Electric issued a press release announcing its intention to pursue an initial public offering or IPO of a new company named Genworth Financial, Inc. (“Genworth”) that will comprise most of its life and mortgage insurance operations. General Electric has filed a registration statement with the SEC in the first half of January 2004 and expects to complete the IPO in the first half of 2004, subject to market conditions and receipt of various regulatory approvals.

General Electric plans to sell approximately 30 per cent. of the equity of the new company in the IPO, and expects, subject to market conditions, to reduce its ownership position over the next three years as Genworth moves to being a fully independent company. The amount General Electric will receive in the IPO will depend on market conditions and on other factors. General Electric intends to use the proceeds to invest in growth initiatives and reduce “parent-support debt” at GE Capital.

General Electric has previously announced its intent to reduce the level of its insurance-related assets from approximately 40 per cent. to approximately 15 per cent. of its total financial services assets. The businesses General Electric will contribute to the new company represented approximately 20 per cent. of General Electric’s financial services assets and approximately half of the assets of General Electric’s Insurance segment as at 30 September 2003. As of that date, the businesses had a book value of approximately $10 billion, net of assets to be retained by General Electric.

GE Financial Assurance Holdings, Inc. (“GEFAHI”), the holding company for General Electric’s principal US life and mortgage insurance operations, will transfer substantially all of its businesses to Genworth. In addition, General Electric will transfer its international mortgage insurance and European payment protection businesses to Genworth. General Electric will retain certain consumer marketing and financing operations, including GE Mortgage – Mexico and the Partnership Marketing Group, as well as UK-based GE Life. General Electric will also retain an interest in certain run-off blocks of US insurance business. General Electric’s other principal insurance business, Employers Reinsurance Corporation, will not be part of the IPO.

In connection with the transfer of substantially all of GEFAHI’s assets to Genworth, Genworth will assume GEFAHI’s obligations under its outstanding yen-denominated notes due in 2011. To facilitate the transition to the new company, GEFAHI’s commercial paper program will be unconditionally guaranteed by GE Capital Corporation and will not be assumed by Genworth.

(a)    Preliminary unaudited results for the year ended 31 December 2003

CONDENSED STATEMENT OF EARNINGS

General Electric Company and consolidated affiliates

	For the years ended December 31

					Financial
	Consolidated		GE		Services (GECS)
	2003	2002	2003	2002	2003	2002
Revenues
Sales of goods and services	$72,354	$76,234	$70,442	$73,317	$2,228	$3,296
Earnings of GECS before accounting changes	—	—	7,754	4,626	—	—
GECS revenues from services	61,231	54,963	—	—	62,051	55,403
Other income	602	1,013	645	1,106	—	—

Total revenues	134,187	132,210	78,841	79,049	64,279	58,699

Costs and Expenses
Cost of sales, operating and administrative expenses	83,440	82,085	59,273	59,327	24,968	23,382
Interest and other financial charges	10,579	10,216	941	569	10,016	9,935
Insurance losses and policyholder and annuity benefits	16,222	17,608	—	—	16,222	17,608
Provision for losses on financing receivables	3,752	3,084	—	—	3,752	3,084
Minority interest in net earnings of consolidated affiliates	290	326	181	183	109	143

Total costs and expenses	114,283	113,319	60,395	60,079	55,067	54,152

Earnings before income taxes and accounting changes	19,904	18,891	18,446	18,970	9,212	4,547
Provision for income taxes	(4,315)	(3,758)	(2,857)	(3,837)	(1,458)	79

Earnings before accounting changes	$15,589	$15,133	$15,589	$15,133	$7,754	$4,626
Cumulative effect of accounting changes	(587)	(1,015)	(587)	(1,015)	(339)	(1,015)

Net earnings	$15,002	$14,118	$15,002	$14,118	$7,415	$3,611

Per-share amounts before accounting changes
Diluted earnings per share	$1.55	$1.51
Basic earnings per share	$1.56	$1.52
Per-share amounts after accounting changes
Diluted earnings per share	$1.49	$1.41
Basic earnings per share	$1.50	$1.42
Dividends declared per share	$0.77	$0.73

Dollar amounts in millions; per share amounts in dollars; unaudited. Supplemental consolidating data are shown for “GE” and “Financial services (GECS).” Transactions between GE and GECS have been eliminated from the “consolidated” columns. See note 1 of the “Notes to Consolidated Financial Statements” in Section 3(b) of this Part 5.

SUMMARY OF OPERATING SEGMENTS

General Electric Company and consolidated affiliates

	For the years ended
	December 31
	2003	2002

	(In millions)
Revenues
Aircraft engines	$10,703	$11,141
Commercial finance	18,869	17,781
Consumer Finance	12,845	10,266
Consumer Products	8,282	8,456
Equipment Management	4,707	4,766
Industrial Products and Systems	8,396	7,441
Insurance	26,194	23,296
Medical Systems	10,198	8,955
NBC	6,871	7,149
Plastics	5,245	5,245
Power Systems	18,462	22,926
Speciality Materials	3,126	2,406
Transportation Systems	2,543	2,314
All other GECS	1,664	2,590
Corporate Items and eliminations	(3,918)	(2,522)

Consolidated revenues	$134,187	$132,210

	For the years ended
	December 31
	2003	2003

	(In millions)
Segment Profits (a)
Aircraft engines	$2,148	$2,060
Commercial finance	3,765	3,189
Consumer Finance	2,161	1,799
Consumer Products	557	495
Equipment Management	172	313
Industrial Products and Systems	631	597
Insurance	2,102	(95)
Medical Systems	1,701	1,546
NBC	1,998	1,658
Plastics	422	843
Power Systems	4,076	6,255
Speciality Materials	381	282
Transportation Systems	460	402
All other GECS	(446)	(580)

Total segment profit	20,128	18,764
GE Corporate Items and eliminations	(741)	775
GE Interest and other financial charges	(941)	(569)
GE provision for income taxes	(2,857)	(3,837)

Earnings before accounting charges	15,589	15,133
Cumulative effect of accounting charges	(587)	(1,015)

Consolidated net earnings	$15,002	$14,118

(a)	Segment profit excludes the effects of pension and other retiree benefit plans, accounting changes, certain restructuring and other charges, and certain gains/ losses from dispositions. Segment profit includes or excludes interest and other financial charges and segment income taxes according to how segment management is measured – excluded in determining operating profit for Aircraft Engines, Consumer Products, Industrial Products and Systems, Medical Systems, NBC, Plastics, Power Systems, Speciality Materials and Transportation Systems, but included in determining net earnings for Commercial Finance, Consumer Finance, Equipment Management, Insurance and All Other GECS.

(b)    Financial information for the three years ended 31 December 2002

STATEMENT OF EARNINGS

General Electric Company and consolidated affiliates

	For the years ended
	December 31
	2002	2001	2000

	(In millions; per-share
	amounts in dollars)
Revenues
Sales of goods	$55,096	$52,677	$54,828
Sales of services	21,138	18,722	18,126
Other income (note 2)	1,013	234	436
Earnings of GECS before accounting changes	—	—	—
GECS revenues from services (note 3)	54,451	54,280	56,463

Total revenues	131,698	125,913	129,853

Costs and expenses (note 4)
Cost of goods sold	38,833	35,678	39,312
Cost of services sold	14,023	13,419	12,511
Interest and other financial charges	10,216	11,062	11,720
Insurance losses and policyholder and annuity benefits	17,608	15,062	14,399
Provision for losses on financing receivables (note 13)	3,087	2,481	2,045
Other costs and expenses	28,714	28,162	30,993
Minority interest in net earnings of consolidated affiliates	326	348	427

Total costs and expenses	112,807	106,212	111,407

Earnings before income taxes and accounting changes	18,891	19,701	18,446
Provision for income taxes (note 7)	(3,758)	(5,573)	(5,711)

Earnings before accounting changes	15,133	14,128	12,735
Cumulative effect of accounting changes (note 1)	(1,015)	(444)	—

Net earnings	$14,118	$13,684	$12,735

Per-share amounts (note 8)
Per-share amounts before accounting changes
Diluted earnings per share	$1.51	$1.41	$1.27
Basic earnings per share	$1.52	$1.42	$1.29
Per-share amounts after accounting changes
Diluted earnings per share	$1.41	$1.37	$1.27
Basic earnings per share	$1.42	$1.38	$1.29

Dividends declared per share	$0.73	$0.66	$0.57

CONSOLIDATED STATEMENT OF CHANGES IN SHARE OWNERS’ EQUITY

	2002	2001	2000

	(In millions)
Changes in share owners’ equity (note 24)
Balance at January 1	$54,824	$50,492	$42,557

Dividends and other transactions with share owners	(6,382)	(7,529)	(3,044)

Changes other than transactions with share owners
Increase attributable to net earnings	14,118	13,684	12,735
Investment securities — net	1,303	(306)	(552)
Currency translation adjustments	1,000	(562)	(1,204)
Derivatives qualifying as hedges	(1,157)	(955)	—
Total changes other than transactions with share owners	15,264	11,861	10,979

Balance at December 31	$63,706	$54,824	$50,492

The notes to consolidated financial statements are an integral part of these statements.

STATEMENT OF EARNINGS (continued)

	GE			GECS
	2002	2001	2000	2002	2001	2000
Revenues
Sales of goods	$51,957	$49,057	$45,427	$3,296	$3,627	$9,408
Sales of services	21,360	18,961	18,380	—	—	—
Other income (note 2)	1,106	433	498	—	—	—
Earnings of GECS before accounting changes	4,626	5,586	5,192	—	—	—
GECS revenues from services (note 3)	—	—	—	54,891	54,726	56,769

Total revenues	79,049	74,037	69,497	58,187	58,353	66,177

Costs and expenses (note 4)
Cost of goods sold	35,951	32,419	30,782	3,039	3,266	8,537
Cost of services sold	14,245	13,658	12,765	—	—	—
Interest and other financial charges	569	817	811	9,935	10,598	11,111
Insurance losses and policyholder and annuity benefits	—	—	—	17,608	15,062	14,399
Provision for losses on financing receivables (note 13)	—	—	—	3,087	2,481	2,045
Other costs and expenses	9,131	8,637	8,392	19,828	19,817	22,767
Minority interest in net earnings of consolidated affiliates	183	185	213	143	163	214

Total costs and expenses	60,079	55,716	52,963	53,640	51,387	59,073

Earnings before income taxes and accounting changes	18,970	18,321	16,534	4,547	6,966	7,104
Provision for income taxes (note 7)	(3,837)	(4,193)	(3,799)	79	(1,380)	(1,912)

Earnings before accounting changes	15,133	14,128	12,735	4,626	5,586	5,192
Cumulative effect of accounting changes (note 1)	(1,015)	(444)	—	(1,015)	(169)	—

Net earnings	$14,118	$13,684	$12,735	$3,611	$5,417	$5,192

In the consolidating data on this page, “GE” means the basis of consolidation as described in note 1 to the consolidated financial statements; “GECS” means General Electric Capital Services, Inc. and all of its affiliates and associated companies. Transactions between GE and GECS have been eliminated from the “General Electric Company and consolidated affiliates” columns on the previous page.

STATEMENT OF FINANCIAL POSITION

General Electric Company and consolidated affiliates

	At December 31
	2002	2001

	(In millions)
Assets
Cash and equivalents	$8,910	$8,433
Investment securities (note 9)	116,862	101,017
Current receivables (note 10)	10,681	9,590
Inventories (note 11)	9,247	8,565
Financing receivables (investments in time sales, loans and financing leases) — net (notes 12 and 13)	199,917	174,140
Insurance receivables (note 14)	31,585	28,312
Other GECS receivables	11,444	11,105
Property, plant and equipment (including equipment leased to others) — net (note 15)	47,204	42,140
Investment in GECS	—	—
Intangible assets — net (note 16)	46,180	35,124
All other assets (note 17)	93,214	76,597

Total assets	$575,244	$495,023

Liabilities and equity
Short-term borrowings (note 18)	$138,775	$153,076
Accounts payable, principally trade accounts	18,874	18,158
Progress collections and price adjustments accrued	6,706	11,751
Dividends payable	1,895	1,787
All other current costs and expenses accrued	15,577	14,132
Long-term borrowings (note 18)	140,632	79,806
Insurance liabilities, reserves and annuity benefits (note 19)	135,853	114,223
All other liabilities (note 20)	35,236	32,921
Deferred income taxes (note 21)	12,517	9,130

Total liabilities	506,065	434,984

Minority interest in equity of consolidated affiliates (note 22)	5,473	5,215

Common stock (9,969,894,000 and 9,925,938,000 shares outstanding at year-end 2002 and 2001, respectively)	669	669
Accumulated gains/(losses) — net
Investment securities	1,071	(232)
Currency translation adjustments	(2,136)	(3,136)
Derivatives qualifying as hedges	(2,112)	(955)
Other capital	17,288	16,693
Retained earnings	75,553	68,701
Less common stock held in treasury	(26,627)	(26,916)

Total share owners’ equity (notes 24 and 25)	63,706	54,824

Total liabilities and equity	$575,244	$495,023

The sum of accumulated gains/(losses) on investment securities, currency translation adjustments, and derivatives qualifying as hedges constitutes “Accumulated nonowner changes other than earnings,” as shown in note 24, and was $(3,177) million and $(4,323) million at year-end 2002 and 2001, respectively.

The notes to consolidated financial statements are an integral part of this statement.

STATEMENT OF FINANCIAL POSITION (continued)

	GE		GECS
	2002	2001	2002	2001
Assets
Cash and equivalents	$1,079	$9,798	$7,918	$7,314
Investment securities (note 9)	332	879	116,530	100,138
Current receivables (note 10)	10,973	9,805	—	—
Inventories (note 11)	9,039	8,295	208	270
Financing receivables (investments in time sales, loans and financing leases) — net (notes 12 and 13)	—	—	199,917	174,140
Insurance receivables (note 14)	—	—	31,585	28,312
Other GECS receivables	—	—	12,996	13,267
Property, plant and equipment (including equipment leased to others) — net (note 15)	13,743	12,799	33,461	29,341
Investment in GECS	36,929	28,590	—	—
Intangible assets — net (note 16)	23,049	14,367	23,131	20,757
All other assets (note 17)	30,167	25,200	64,082	51,945

Total assets	$125,311	$109,733	$489,828	$425,484

Liabilities and equity
Short-term borrowings (note 18)	$8,786	$1,722	$130,126	$160,844
Accounts payable, principally trade accounts	8,095	6,680	12,608	13,705
Progress collections and price adjustments accrued	6,706	11,751	—	—
Dividends payable	1,895	1,787	—	—
All other current costs and expenses accrued	15,577	14,132	—	—
Long-term borrowings (note 18)	970	787	140,836	79,091
Insurance liabilities, reserves and annuity benefits (note 19)	—	—	135,853	114,223
All other liabilities (note 20)	16,621	16,089	18,441	16,647
Deferred income taxes (note 21)	1,927	1,013	10,590	8,117

Total liabilities	60,577	53,961	448,454	392,627

Minority interest in equity of consolidated affiliates (note 22)	1,028	948	4,445	4,267

Common stock (9,969,894,000 and 9,925,938,000 shares outstanding at year-end 2002 and 2001, respectively)	669	669	1	1
Accumulated gains/(losses) — net
Investment securities	1,071	(232)	1,191	(348)
Currency translation adjustments	(2,136)	(3,136)	(782)	(840)
Derivatives qualifying as hedges	(2,112)	(955)	(2,076)	(890)
Other capital	17,288	16,693	12,271	5,989
Retained earnings	75,553	68,701	26,324	24,678
Less common stock held in treasury	(26,627)	(26,916)	—	—

Total share owners’ equity (notes 24 and 25)	63,706	54,824	36,929	28,590

Total liabilities and equity	$125,311	$109,733	$489,828	$425,484

In the consolidating data on this page, “GE” means the basis of consolidation as described in note 1 to the consolidated financial statements; “GECS” means General Electric Capital Services, Inc. and all of its affiliates and associated companies. Transactions between GE and GECS have been eliminated from the “General Electric Company and consolidated affiliates” columns on the previous page.

STATEMENT OF CASH FLOWS

General Electric Company and consolidated affiliates

	For the years ended
	December 31
	2002	2001	2000

	(In millions)
Cash flows — operating activities
Net earnings	$14,118	$13,684	$12,735
Adjustments to reconcile net earnings to cash provided from operating activities
Cumulative effect of accounting changes	1,015	444	—
Depreciation and amortization of property, plant and equipment	5,998	5,370	5,039
Amortization of goodwill	—	1,252	1,346
Earnings (before accounting changes) retained by GECS	—	—	—
Deferred income taxes	2,414	1,426	1,153
Decrease (increase) in GE current receivables	(409)	197	(537)
Decrease (increase) in inventories	(87)	(485)	(924)
Increase (decrease) in accounts payable	227	4,676	3,297
Increase (decrease) in GE progress collections	(5,062)	3,446	3,255
Increase (decrease) in insurance liabilities and reserves	9,454	8,194	(1,009)
Provision for losses on financing receivables	3,087	2,481	2,045
All other operating activities	(1,267)	(8,296)	(3,710)

Cash from operating activities	29,488	32,389	22,690

Cash flows — investing activities
Additions to property, plant and equipment	(13,351)	(15,520)	(13,967)
Dispositions of property, plant and equipment	6,007	7,345	6,767
Net increase in GECS financing receivables	(17,945)	(13,952)	(16,076)
Payments for principal businesses purchased	(21,570)	(12,429)	(2,332)
Investment in GECS	—	—	—
All other investing activities	(15,090)	(5,752)	(12,091)

Cash used for investing activities	(61,949)	(40,308)	(37,699)

Cash flows — financing activities
Net increase (decrease) in borrowings (maturities of 90 days or less)	(17,347)	20,482	(8,243)
Newly issued debt (maturities longer than 90 days)	95,008	32,071	47,645
Repayments and other reductions (maturities longer than 90 days)	(40,454)	(37,001)	(32,762)
Net dispositions (purchases) of GE shares for treasury	(985)	(2,435)	469
Dividends paid to share owners	(7,157)	(6,358)	(5,401)
All other financing activities	3,873	2,047	12,942

Cash from (used for) financing activities	32,938	8,806	14,650

Increase (decrease) in cash and equivalents during year	477	887	(359)
Cash and equivalents at beginning of year	8,433	7,546	7,905

Cash and equivalents at end of year	$8,910	$8,433	$7,546

Supplemental disclosure of cash flows information
Cash paid during the year for interest	$(9,654)	$(11,125)	$(11,617)
Cash recovered (paid) during the year for income taxes	(948)	(1,487)	(2,604)

The notes to consolidated financial statements are an integral part of this statement.

STATEMENT OF CASH FLOWS (continued)

	GE			GECS
	2002	2001	2000	2002	2001	2000
Cash flows — operating activities
Net earnings	$14,118	$13,684	$12,735	$3,611	$5,417	$5,192
Adjustments to reconcile net earnings to cash provided from operating activities
Cumulative effect of accounting changes	1,015	444	—	1,015	169	—
Depreciation and amortization of property, plant and equipment	2,199	1,919	1,725	3,799	3,451	3,314
Amortization of goodwill	—	545	486	—	707	860
Earnings (before accounting changes) retained by GECS	(2,661)	(3,625)	(3,370)	—	—	—
Deferred income taxes	1,005	564	470	1,409	862	683
Decrease (increase) in GE current receivables	(486)	207	(550)	—	—	—
Decrease (increase) in inventories	(149)	(881)	(663)	62	396	(261)
Increase (decrease) in accounts payable	708	364	845	(880)	4,804	3,047
Increase (decrease) in GE progress collections	(5,062)	3,446	3,255	—	—	—
Increase (decrease) in insurance liabilities and reserves	—	—	—	9,454	8,194	(1,009)
Provision for losses on financing receivables	—	—	—	3,087	2,481	2,045
All other operating activities	(590)	530	483	(559)	(8,688)	(4,587)

Cash from operating activities	10,097	17,197	15,416	20,998	17,793	9,284

Cash flows — investing activities
Additions to property, plant and equipment	(2,386)	(2,876)	(2,536)	(10,965)	(12,644)	(11,431)
Dispositions of property, plant and equipment	—	—	53	6,007	7,345	6,714
Net increase in GECS financing receivables	—	—	—	(17,945)	(13,952)	(16,076)
Payments for principal businesses purchased	(8,952)	(1,436)	(1,156)	(12,618)	(10,993)	(1,176)
Investment in GECS	(6,300)	(3,043)	—	—	—	—
All other investing activities	203	1,508	(234)	(15,213)	(7,751)	(12,173)

Cash used for investing activities	(17,435)	(5,847)	(3,873)	(50,734)	(37,995)	(34,142)

Cash flows — financing activities
Net increase (decrease) in borrowings (maturities of 90 days or less)	7,924	327	(1,331)	(34,687)	23,634	(2,121)
Newly issued debt (maturities longer than 90 days)	66	1,303	785	96,044	30,752	46,887
Repayments and other reductions (maturities longer than 90 days)	(1,229)	(950)	(855)	(39,225)	(36,051)	(31,907)
Net dispositions (purchases) of GE shares for treasury	(985)	(2,435)	469	—	—	—
Dividends paid to share owners	(7,157)	(6,358)	(5,401)	(1,965)	(1,961)	(1,822)
All other financing activities	—	—	—	10,173	5,090	12,942

Cash from (used for) financing activities	(1,381)	(8,113)	(6,333)	30,340	21,464	23,979

Increase (decrease) in cash and equivalents during year	(8,719)	3,237	5,210	604	1,262	(879)
Cash and equivalents at beginning of year	9,798	6,561	1,351	7,314	6,052	6,931

Cash and equivalents at end of year	$1,079	$9,798	$6,561	$7,918	$7,314	$6,052

Supplemental disclosure of cash flows information
Cash paid during the year for interest	$(155)	$(358)	$(388)	$(9,499)	$(10,767)	$(11,229)
Cash recovered (paid) during the year for income taxes	(2,331)	(1,616)	(1,804)	1,383	129	(800)

In the consolidating data on this page, “GE” means the basis of consolidation as described in note 1 to the consolidated financial statements; “GECS” means General Electric Capital Services, Inc. and all of its affiliates and associated companies. Transactions between GE and GECS have been eliminated from the “General Electric Company and consolidated affiliates” columns on the previous page.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

Our consolidated financial statements represent the adding together of all affiliates — companies that General Electric Company directly or indirectly controls. Results of associated companies — generally companies in which we own 20% to 50% and over which we, directly or indirectly, have significant influence — are included in the financial statements on a “one-line” basis.

Financial statement presentation

We have reclassified certain prior-year amounts to conform to this year’s presentation. Financial data and related measurements are presented in the following categories:

•	GE This represents the adding together of all affiliates other than General Electric Capital Services, Inc. (GECS), whose operations are presented on a one-line basis.

•	GECS This affiliate owns all of the common stock of General Electric Capital Corporation (GE Capital) and GE Global Insurance Holding Corporation (GE Global Insurance Holding), the parent of Employers Reinsurance Corporation. GE Capital, GE Global Insurance Holding and their respective affiliates are consolidated in the GECS columns and constitute its business.

•	CONSOLIDATED This represents the adding together of GE and GECS.

The effects of transactions among related companies within and between each of the above-mentioned groups are eliminated. Transactions between GE and GECS are immaterial and consist primarily of GECS services for material procurement and trade payables and receivables management, aircraft engines and medical equipment manufactured by GE that are leased to others, buildings and equipment leased by GE from GECS, and GE investments of cash in GECS commercial paper.

Preparing financial statements in conformity with United States generally accepted accounting principles requires us to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Sales of goods and services

We record sales of goods when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. If customer acceptance of products is not assured, sales are recorded only upon formal customer acceptance.

Sales of goods in the Appliances, Industrial Systems, IT Solutions, Lighting, Plastics, Specialty Materials and GE Supply businesses typically do not include multiple product and/or service elements, as compared with sales in certain of the businesses referred to below. Consumer lighting products and computer hardware and software are often sold with a right of return. Accumulated experience is used to estimate and provide for such returns.

Sales of goods in the Aircraft Engines, Medical Systems, Power Systems, Transportation Systems and certain Industrial Systems businesses sometimes include multiple components and sometimes include services such as installation. In such contracts, amounts assigned to each component are based on that component’s objectively determined fair value, such as the sales price for the component when it is sold separately or competitor prices for similar components. In general, sales are recognized individually for delivered components only when undelivered components are not essential to their functionality. However, when undelivered components are inconsequential or perfunctory, such as certain training commitments, sales are recognized on the total contract with provision made for the cost of the incomplete elements.

We record sales of product services and certain power generation equipment in accordance with contracts. For long-term product services agreements, we use estimated contract profit rates to record sales as work is performed. For certain power generation equipment, we use estimated contract profit rates to record sales as major components are completed and delivered to customers. Estimates are subject to change; revisions that affect an agreement’s total estimated profitability result in an immediate adjustment of earnings. Losses, if any, are provided for when probable.

Sales by NBC are recorded when advertisements are broadcast, with provision made for any shortfalls from viewer commitments (“make goods”) based on specific contracts and independent viewer census information.

GECS revenues from services (earned income)

We use the interest method to recognize income on all loans. We stop accruing interest income at the earlier of the time at which collection of an account becomes doubtful or the account becomes 90 days delinquent. We recognize interest income on impaired loans either as cash is collected or on a cost-recovery basis as conditions warrant.

We record financing lease income on the interest method to produce a level yield on funds not yet recovered. Estimated unguaranteed residual values of leased assets are based primarily on periodic independent appraisals of the values of leased assets remaining at expiration of the lease terms. Significant assumptions we use in estimating residual values include estimated net cash flows over the remaining lease term, results of future remarketing and future component part and scrap metal prices, discounted at an appropriate rate.

We recognize operating lease income on a straight-line basis over the terms of underlying leases.

We defer origination, commitment and other nonrefundable fees related to fundings and record them in earned income on the interest method. We defer commitment fees related to loans that we do not expect to fund and on line-of-credit fees and record them in earned income on a straight-line basis over the period to which the fees relate. We record syndication fees in earned income at the time related services are performed unless significant contingencies exist.

See below for our discussion of income from investment and insurance activities.

Depreciation and amortization

The cost of most of GE’s manufacturing plant and equipment is depreciated over its estimated economic life using an accelerated method based primarily on a sum-of-the-years digits formula.

The cost of GECS equipment leased to others on operating leases is amortized, principally on a straight-line basis, to estimated residual value over the lease term or over the estimated economic life of the equipment. Depreciation of property and equipment used by GECS is recorded on either a sum-of-the-years digits formula or a straight-line basis over the lives of the assets.

Losses on financing receivables

The allowance for losses on small-balance receivables reflects our best estimate of probable losses inherent in the portfolio determined principally on the basis of historical experience. For other receivables, principally the larger loans and leases, the allowance for losses is determined primarily on the basis of our best estimate of probable losses, including specific allowances for known troubled accounts. Small balance receivables consist of consumer loans, primarily credit card receivables, and certain homogeneous leases and secured loans. Large balance receivables comprise all other commercial loans and leases.

Losses on financing receivables are recognized when they are incurred. Measurement of such losses requires consideration of historical loss experience, including the need to adjust for current conditions and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates, financial health of specific customers and market sectors, collateral value, and the present and expected levels of interest rates. For large balance, non-homogeneous loans, the following sources of value are used to determine recoverability, as appropriate under the circumstances: present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral.

All accounts or portions thereof that are deemed to be uncollectible or to require an excessive collection cost are written off to the allowance for losses. Small-balance accounts generally are written off when six to 12 months delinquent, although any such balance judged to be uncollectible, such as an account in bankruptcy, is written down immediately to estimated realizable value. Large-balance accounts are reviewed at least quarterly, and those accounts with amounts that are judged to be uncollectible are written down to estimated realizable value.

When collateral is repossessed in satisfaction of a loan, the receivable is written down against the allowance for losses to estimated fair value of the asset less costs to sell, transferred to other assets and subsequently carried at the lower of cost or estimated fair value less costs to sell. This accounting method has been employed principally for commercial lending transactions.

Cash and equivalents

Debt securities with original maturities of three months or less are included in cash equivalents unless designated as available for sale and classified as investment securities.

Investment securities

We report investments in debt and marketable equity securities, and equity securities at our insurance affiliates, at fair value based primarily on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. Substantially all investment securities are designated as available for sale, with unrealized gains and losses included in share owners’ equity, net of applicable taxes and other adjustments. We regularly review investment securities for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

Inventories

All inventories are stated at the lower of cost or realizable values. Cost for substantially all of GE’s U.S. inventories is determined on a last-in, first-out (LIFO) basis. Cost of other GE inventories is primarily determined on a first-in, first-out (FIFO) basis. GECS inventories consist primarily of finished products held for sale. Cost is primarily determined on a FIFO basis.

Intangible assets

As of January 1, 2002, we completed adoption of Statement of Financial Accounting Standards (SFAS) 142, Goodwill and Other Intangible Assets. Under SFAS 142, goodwill is no longer amortized but is tested for impairment using a fair value approach, at the “reporting unit” level. A reporting unit is the operating segment, or a business one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the component level. We recognize an impairment charge for any amount by which the carrying amount of a reporting unit’s goodwill exceeds its fair value. We use discounted cash flows to establish fair values. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. When a business within a reporting unit is disposed of, goodwill is allocated to the gain or loss on disposition using the relative fair value methodology.

We amortize the cost of other intangibles over their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested for impairment and written down to fair value as required.

Before January 1, 2002, we amortized goodwill over its estimated period of benefit on a straight-line basis; we amortized other intangible assets on appropriate bases over their estimated lives. No amortization period exceeded 40 years. When an intangible asset’s carrying value exceeded associated expected operating cash flows, we considered it to be impaired and wrote it down to fair value, which we determined based on either discounted future cash flows or appraised values.

GECS insurance accounting policies

Accounting policies for GECS insurance businesses follow.

PREMIUM INCOME. We report insurance premiums as earned income as follows:

•	For short-duration insurance contracts (including property and casualty, accident and health, and financial guaranty insurance), we report premiums as earned income, generally on a pro-rata basis, over the terms of the related agreements. For retrospectively rated reinsurance contracts, we record premium adjustments based on estimated losses and loss expenses, taking into consideration both case and incurred-but-not-reported (IBNR) reserves.

•	For traditional long-duration insurance contracts (including term and whole life contracts and annuities payable for the life of the annuitant), we report premiums as earned income when due.

•	For investment contracts and universal life contracts, we report premiums received as liabilities, not as revenues. Universal life contracts are long-duration insurance contracts with terms that are neither fixed nor guaranteed; for these contracts, we recognize revenues for assessments against the policyholder’s account, mostly for mortality, contract initiation, administration and surrender. Investment contracts are contracts that have neither significant mortality nor significant morbidity risk, including annuities payable for a determined period; for these contracts, we recognize revenues on the associated investments and amounts credited to policyholder accounts are charged to expense.

LIABILITIES FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES represent our best estimate of the ultimate obligations for reported claims plus those IBNR and the related estimated claim settlement expenses for all claims incurred through December 31 of each year. Specific reserves — also referred to as case reserves — are established for reported claims using case-basis evaluations of the underlying claim data and are updated as further information becomes known. IBNR reserves are determined using generally accepted actuarial reserving techniques that take into account historical loss experience data and, as appropriate, certain qualitative factors. IBNR reserves are adjusted to take into account certain additional factors that can be expected to affect the liability for claims over time, such as changes in the volume and mix of business written, revisions to contract terms and conditions, changes in legal precedence or developed case law, trends in healthcare and medical costs, and general inflation levels. Settlement of complex claims routinely involves threatened or pending litigation to resolve disputes as to coverage, interpretation of contract terms and conditions or fair compensation for damages suffered. These disputes are settled through negotiation, arbitration or actual litigation. Recorded reserves incorporate our best estimate of the effect that ultimate resolution of such disputes have on both claims payments and related settlement expenses. Liabilities for unpaid claims and claims adjustment expenses are continually reviewed and adjusted; such adjustments are included in current operations and accounted for as changes in estimates.

DEFERRED POLICY ACQUISITION COSTS

Costs that vary with and are primarily related to the acquisition of new and renewal insurance and investment contracts are deferred and amortized over the respective policy terms. For short-duration insurance contracts, acquisition costs consist primarily of commissions, brokerage expenses and premium taxes. For long-duration insurance contracts, these costs consist primarily of first-year commissions in excess of recurring renewal commissions, certain variable sales expenses and certain support costs such as underwriting and policy issue expenses.

•	For short-duration insurance contracts, we amortize these costs on a pro-rata basis over the contract periods in which the related premiums are earned.

•	For traditional long-duration insurance contracts, we amortize these costs over the respective contract periods in proportion to either anticipated premium income or, in the case of limited-payment contracts, estimated benefit payments.

•	For investment contracts and universal life contracts, we amortize these costs on the basis of anticipated gross profits.

We review deferred policy acquisition costs periodically for recoverability considering anticipated investment income.

PRESENT VALUE OF FUTURE PROFITS

The actuarially determined present value of anticipated net cash flows to be realized from insurance, annuity and investment contracts in force at the date of acquisition of life insurance enterprises is recorded as the present value of future profits and is amortized over the respective policy terms in a manner similar to deferred policy acquisition costs. We adjust unamortized balances to reflect experience and impairment, if any.

Accounting changes

Under SFAS 142, goodwill is no longer amortized but is tested for impairment using a fair value methodology. We stopped amortizing goodwill effective January 1, 2002.

Under SFAS 142, we were required to test all existing goodwill for impairment as of January 1, 2002, on a reporting unit basis, and recorded a non-cash charge of $1.204 billion ($1.015 billion after tax, or $0.10 per share), which we reported in the caption “Cumulative effect of accounting changes.” Substantially all of the charge relates to the GECS IT Solutions business and the GECS GE Auto and Home business. Factors contributing to the impairment charge were the difficult economic environment in the information technology sector and heightened price competition in the auto insurance industry. No impairment charge had been required under our previous goodwill impairment policy, which was based on undiscounted cash flows.

In 2002, we adopted the stock option expense provisions of SFAS 123, Accounting for Stock-Based Compensation, resulting in a $27 million charge to net earnings. We first measure the total cost of each option grant at the grant date, using market-based option trading models. We then recognize each grant’s total cost over the period that the options vest. Under this approach, our 2002 option grants had a total value of approximately $200 million, after tax; we charged $27 million to net earnings in 2002, and after-tax expense from this grant for the next three years will be about $80 million, $50 million and $30 million. A comparison of reported and pro-forma net earnings, including effects of expensing stock options, follows.

	2002	2001	2000

	(In millions; per-share
	amounts in dollars)
Net earnings, as reported	$14,118	$13,684	$12,735
Earnings per share, as reported
Diluted	1.41	1.37	1.27
Basic	1.42	1.38	1.29
Stock option expense included in net earnings	27	—	—
Total stock option expense(a)	330	296	233
Pro-forma effects
Net earnings, on pro-forma basis	13,815	13,388	12,502
Earnings per share, on pro-forma basis
Diluted	1.38	1.33	1.24
Basic	1.39	1.35	1.26

2002 and 2001 net earnings and earnings per share amounts include effects of accounting changes.

(a)	As if we had applied SFAS 123 to expense stock options in all periods. Includes $27 million actually recognized in 2002 earnings.

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. (FIN) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The resulting disclosure provisions are effective for year-end 2002 and such disclosures are provided in notes 29 and 30. Recognition and measurement provisions of FIN 45 become effective for guarantees issued or modified on or after January 1, 2003.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. FIN 46’s disclosure requirements are effective for year-end 2002 and such disclosures are provided in note 29. We plan to adopt FIN 46’s accounting provisions on July 1, 2003.

At January 1, 2001, we adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Under SFAS 133, all derivative instruments are recognized in the balance sheet at their fair values. Further information about derivatives and hedging is provided in note 28.

The cumulative effect of adopting this accounting change at January 1, 2001, follows.

		Share
		owners’
	Earnings(a)	equity

	(In millions)
Adjustment to fair value of derivatives	$(502)	$(1,340)
Income tax effects	178	513

Total	$(324)	$(827)

The earnings per share effect was $0.03.

(a)	For earnings effect, amount shown is net of adjustment to hedged items.

The cumulative effect on earnings of adopting SFAS 133 comprised two significant elements. One element represented the fair value of equity options embedded in loans that provided both us and the borrower the right, but not the obligation, to convert the loans into shares of the borrower’s stock. The second element of the transition effect was a portion of the effect of marking to market options and currency contracts used for hedging. The cumulative effect on share owners’ equity was primarily attributable to marking to market forward and swap contracts used to hedge variable-rate borrowings. Decreases in the fair values of these instruments were attributable to declines in interest rates since inception of the hedging arrangements. As a matter of policy, we ensure that, including the effect of derivatives, lending and financing asset positions are substantially matched in character (e.g., fixed vs. floating) and duration. As a result, declines in the fair values of these effective derivatives are offset by unrecognized gains on the related financing assets and hedged items, and future earnings will not be subject to volatility from interest rate changes.

In November 2000, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on accounting for impairment of retained beneficial interests (EITF 99-20). Under this consensus, impairment of certain retained interests in securitized assets must be recognized when (1) the asset’s fair value is below its carrying value, and (2) it is probable that there has been an adverse change in estimated cash flows. The cumulative effect of adopting EITF 99-20 at January 1, 2001, was a one-time reduction of net earnings of $120 million ($0.01 per share).

These 2001 accounting changes did not involve cash, and we expect that they will have no more than a modest effect on future results.

NOTE 2

GE OTHER INCOME

	2002	2001	2000

	(In millions)
Bravo exchange(a)	$571	$—	$—
Global eXchange Services gain(b)	488	—	—
Licensing and royalty income	103	75	65
Associated companies	(170)	(106)	(111)
Marketable securities and bank deposits	31	184	55
Other items	83	280	489

Total	$1,106	$433	$498

(a)	Relates to NBC’s exchange of certain assets for the cable network Bravo.

(b)	Relates to our sale of 90% of Global eXchange Services.

NOTE 3

GECS REVENUES FROM SERVICES

	2002	2001	2000

	(In millions)
Time sales, loan and other income(a)	$22,030	$21,894	$22,002
Operating lease rentals	6,191	6,088	6,183
Financing leases	4,616	4,517	4,012
Investment income	5,570	6,593	8,479
Premiums earned by insurance businesses	16,484	15,634	16,093

Total	$54,891	$54,726	$56,769

(a)	Includes gains on sales of financial assets through securitizations of $767 million in 2002, compared with $1,327 million in 2001 and $489 million in 2000, net of any effects of replenishing securitized credit card balances.

For insurance businesses, the effects of reinsurance on premiums written and premiums earned were as follows:

	2002	2001	2000

	(In millions)
Premiums written
Direct	$11,659	$9,958	$9,390
Assumed	9,409	9,603	9,552
Ceded	(4,069)	(3,718)	(2,481)

Total	$16,999	$15,843	$16,461

Premiums earned
Direct	$10,922	$9,912	$9,026
Assumed	9,569	9,471	9,643
Ceded	(4,007)	(3,749)	(2,576)

Total	$16,484	$15,634	$16,093

NOTE 4

SUPPLEMENTAL COST INFORMATION

Total expenditures for research and development were $2,631 million, $2,349 million and $2,193 million in 2002, 2001 and 2000, respectively. The portion we funded was $2,215 million in 2002, $1,980 million in 2001 and $1,867 million in 2000.

Rental expense under operating leases is shown below.

	2002	2001	2000

	(In millions)
GE	$773	$694	$648
GECS	977	1,006	1,176

At December 31, 2002, minimum rental commitments under noncancelable operating leases aggregated $2,635 million and $4,449 million for GE and GECS, respectively. Amounts payable over the next five years follow.

	2003	2004	2005	2006	2007

	(In millions)
GE	$511	$412	$367	$287	$252
GECS	738	674	533	457	556

GE’s selling, general and administrative expense totaled $9,131 million in 2002, $8,637 million in 2001 and $8,392 million in 2000. Capitalized interest is insignificant in 2002, 2001 and 2000.

We recorded restructuring charges of $270 million ($354 million including other related charges) in 2002 to rationalize certain operations and facilities of GE’s worldwide industrial businesses. Major elements of these programs included costs for employee severance, lease termination, dismantlement, and other exit costs. An analysis of changes in the restructuring liability follows.

	Termination	Exit
	benefits	costs	Total

	(In millions)
2002 provision	$195	$75	$270
Usage	(93)	(4)	(97)

Balance at December 31, 2002	$102	$71	$173

Substantially all of the 2002 balance is expected to be used by year-end 2003.

NOTE 5

RETIREE HEALTH AND LIFE BENEFITS

We sponsor a number of retiree health and life insurance benefit plans (retiree benefit plans). Principal retiree benefit plans are discussed below; other such plans are not significant individually or in the aggregate.

PRINCIPAL RETIREE BENEFIT PLANS generally provide health and life insurance benefits to employees who retire under the GE Pension Plan (see note 6) with 10 or more years of service. Retirees share in the cost of healthcare benefits. Benefit provisions are subject to collective bargaining. These plans cover approximately 250,000 retirees and dependents.

The effect on operations of principal retiree benefit plans is shown in the following table.

EFFECT ON OPERATIONS

	2002	2001	2000

	(In millions)
Expected return on plan assets	$(170)	$(185)	$(178)
Service cost for benefits earned	277	191	165
Interest cost on benefit obligation	469	459	402
Prior service cost	96	90	49
Net actuarial loss recognized	78	60	40

Retiree benefit plans cost	$750	$615	$478

FUNDING POLICY for retiree health benefits is generally to pay covered expenses as they are incurred. We fund retiree life insurance benefits at our discretion.

Changes in the accumulated postretirement benefit obligation for retiree benefit plans follow.

ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION (APBO)

	2002	2001

	(In millions)
Balance at January 1	$6,796	$6,422
Service cost for benefits earned	277	191
Interest cost on benefit obligation	469	459
Participant contributions	32	30
Plan amendments	(60)	—
Actuarial loss	567	287
Benefits paid	(687)	(593)
Other	41	—

Balance at December 31(a)	$7,435	$6,796

(a)	The APBO for the retiree health plans was $5,458 million and $4,965 million at year-end 2002 and 2001, respectively.

Changes in the fair value of assets for retiree benefit plans follow.

FAIR VALUE OF ASSETS

	2002	2001

	(In millions)
Balance at January 1	$1,771	$2,031
Actual loss on plan assets	(225)	(163)
Employer contributions	535	466
Participant contributions	32	30
Benefits paid	(687)	(593)

Balance at December 31	$1,426	$1,771

Plan assets are held in trust and consist mainly of common stock and fixed-income securities. GE common stock represented 4.8% and 6.4% of trust assets at year-end 2002 and 2001, respectively.

Our recorded assets and liabilities for retiree benefit plans are as follows:

RETIREE BENEFIT ASSET/(LIABILITY)

	December 31
	2002	2001

	(In millions)
Funded status(a)	$(6,009)	$(5,025)
Unrecognized prior service cost	753	909
Unrecognized net actuarial loss	2,277	1,393

Net liability recognized	$(2,979)	$(2,723)

Amounts recorded in the Statement of Financial Position:
Prepaid retiree life plans asset	$87	$66
Retiree health plans liability	(3,066)	(2,789)

Net liability recognized	$(2,979)	$(2,723)

(a)	Fair value of assets less APBO, as shown in the preceding tables.

ACTUARIAL ASSUMPTIONS used to determine costs and benefit obligations for principal retiree benefit plans follow.

ACTUARIAL ASSUMPTIONS

	December 31
	2002	2001	2000
Discount rate	6 3/4%	7 1/4%	7 1/2%
Compensation increases	5	5	5
Healthcare cost trend(a)	13	12	10
Expected return on assets	8 1/2	9 1/2	9 1/2

(a)	For 2002, gradually declining to 5% after 2010.

Increasing or decreasing the healthcare cost trend rates by one percentage point would have had an insignificant effect on the December 31, 2002, accumulated postretirement benefit obligation and the annual cost of retiree health plans. Our principal retiree benefit plans are collectively bargained and have provisions that limit our per capita costs.

We apply our expected rate of return to a market-related value of assets. The market-related value of assets recognizes the performance of our retiree life plans portfolio over five years and reduces the effects of short-term market fluctuations.

We amortize experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, over a period no longer than the average future service of employees.

NOTE 6

PENSION BENEFITS

We sponsor a number of pension plans. Principal pension plans are discussed below. Other pension plans are not significant individually or in the aggregate with total assets and obligations amounting to less than 10% of those of the principal plans.

PRINCIPAL PENSION PLANS are the GE Pension Plan and the GE Supplementary Pension Plan.

The GE Pension Plan provides benefits to certain U.S. employees based on the greater of a formula recognizing career earnings or a formula recognizing length of service and final average earnings. Benefit provisions are subject to collective bargaining. The GE Pension Plan covers approximately 508,000 participants, including 136,000 employees, 171,000 former employees with vested rights to future benefits, and 201,000 retirees and beneficiaries receiving benefits.

The GE Supplementary Pension Plan is a pay-as-you-go plan providing supplementary retirement benefits primarily to higher-level, longer-service U.S. employees.

Details of the effect on operations of principal pension plans, and the total effect on cost of principal postretirement benefit plans, follow.

EFFECT ON OPERATIONS

	2002	2001	2000

	(In millions)
Expected return on plan assets	$4,084	$4,327	$3,754
Service cost for benefits earned(a)	(1,107)	(884)	(780)
Interest cost on benefit obligation	(2,116)	(2,065)	(1,966)
Prior service cost	(217)	(244)	(237)
SFAS 87 transition gain	—	—	154
Net actuarial gain recognized	912	961	819

Income from pensions	1,556	2,095	1,744

Retiree benefit plans cost (note 5)	(750)	(615)	(478)

Net cost reductions from principal postretirement benefit plans	$806	$1,480	$1,266

(a)	Net of participant contributions.

FUNDING POLICY for the GE Pension Plan is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as we may determine to be appropriate. We have not made contributions to the GE Pension Plan since 1987 because any GE contribution would require payment of excise taxes and would not be deductible for income tax purposes.

Changes in the projected benefit obligation for principal pension plans follow.

PROJECTED BENEFIT OBLIGATION (PBO)

	2002	2001

	(In millions)
Balance at January 1	$30,423	$28,535
Service cost for benefits earned(a)	1,107	884
Interest cost on benefit obligation	2,116	2,065
Participant contributions	158	141
Plan amendments	9	—
Actuarial loss(b)	1,650	889
Benefits paid	(2,197)	(2,091)

Balance at December 31	$33,266	$30,423

(a)	Net of participant contributions.

(b)	Principally associated with discount rate changes.

Changes in the fair value of assets for principal pension plans follow.

FAIR VALUE OF ASSETS

	2002	2001

	(In millions)
Balance at January 1	$45,006	$49,757
Actual loss on plan assets	(5,251)	(2,876)
Employer contributions	95	75
Participant contributions	158	141
Benefits paid	(2,197)	(2,091)

Balance at December 31	$37,811	$45,006

The GE Pension Plan’s assets are held in trust. At December 31, 2002, investments in publicly traded equity securities, fixed-income securities, and other investments were 56%, 26% and 18%, respectively, of trust assets. Trust assets are invested subject to the following policy restrictions: short-term securities must be rated A1/P1 or better; investments in real estate — 6% of trust assets at year end — may not exceed 25%; other investments in securities that are not freely tradable — 11% of trust assets at year end — may not exceed 20%. GE common stock represented 6.0% and 8.6% of trust assets at year-end 2002 and 2001, respectively, and is subject to a statutory limit when it reaches 10% of total trust assets.

Our recorded assets and liabilities for principal pension plans are as follows:

PREPAID PENSION ASSET/(LIABILITY)

	December 31
	2002	2001

	(In millions)
Funded status(a)	$4,545	$14,583
Unrecognized prior service cost	1,165	1,373
Unrecognized net actuarial loss (gain)	8,356	(3,541)

Net asset recognized	$14,066	$12,415

Amounts recorded in the Statement of Financial Position:
Prepaid pension asset	$15,611	$13,740
Supplementary Pension Plan liability	(1,545)	(1,325)

Net asset recognized	$14,066	$12,415

(a)	Fair value of assets less PBO, as shown in the preceding tables.

ACTUARIAL ASSUMPTIONS used to determine costs and benefit obligations for principal pension plans follow.

ACTUARIAL ASSUMPTIONS

	December 31
	2002	2001	2000
Discount rate	6 3/4%	7 1/4%	7 1/2%
Compensation increases	5	5	5
Expected return on assets	8 1/2	9 1/2	9 1/2

We apply our expected rate of return to a market-related value of assets. The market-related value of assets recognizes the performance of our pension plan portfolio over five years and reduces the effects of short-term market fluctuations.

We amortize experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, over a period no longer than the average future service of employees.

NOTE 7

PROVISION FOR INCOME TAXES

	2002	2001	2000

	(In millions)
GE
Current tax expense	$2,833	$3,632	$3,331
Deferred tax expense from temporary differences	1,004	561	468

	3,837	4,193	3,799

GECS
Current tax expense (benefit)	(1,488)	517	1,229
Deferred tax expense from temporary differences	1,409	863	683

	(79)	1,380	1,912

Consolidated
Current tax expense	1,345	4,149	4,560
Deferred tax expense from temporary differences	2,413	1,424	1,151

Total	$3,758	$5,573	$5,711

GE and GECS file a consolidated U.S. federal income tax return. The GECS provision for current tax expense includes its effect on the consolidated return.

Consolidated current tax expense includes amounts applicable to U.S. federal income taxes of $137 million, $2,514 million and $3,005 million in 2002, 2001 and 2000, respectively, and amounts applicable to non-U.S. jurisdictions of $1,061 million, $1,225 million and $1,246 million in 2002, 2001 and 2000, respectively. Consolidated deferred tax expense related to U.S. federal income taxes was $2,112 million, $1,455 million and $1,095 million in 2002, 2001 and 2000, respectively.

Deferred income tax balances reflect the effect of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. See note 21 for details.

We have not provided U.S. deferred taxes on cumulative earnings of non-U.S. affiliates and associated companies that have been reinvested indefinitely. Such amount relates to ongoing operations and, at December 31, 2002, was approximately $15 billion. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested indefinitely. Deferred taxes are provided for earnings of non-U.S. affiliates and associated companies when we plan to remit those earnings.

Consolidated U.S. income before taxes and the cumulative effect of accounting changes was $12.0 billion in 2002, $13.9 billion in 2001 and $12.9 billion in 2000. The corresponding amounts for non-U.S.-based operations were $6.9 billion in 2002, $5.8 billion in 2001 and $5.5 billion in 2000.

A reconciliation of the U.S. federal statutory tax rate to the actual tax rate is provided below.

RECONCILIATION OF U.S. FEDERAL STATUTORY TAX RATE TO ACTUAL RATE

	Consolidated			GE			GECS
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%
Increase (reduction) in rate resulting from:
Inclusion of after-tax earnings of GECS in before-tax earnings of GE	—	—	—	(8.5)	(10.7)	(11.0)	—	—	—
Amortization of goodwill	—	1.0	1.1	—	0.8	0.7	—	0.9	1.1
Tax-exempt income	(1.2)	(1.3)	(1.5)	—	—	—	(5.1)	(3.8)	(4.0)
Tax on international activities including exports	(10.6)	(5.4)	(4.9)	(5.2)	(3.2)	(3.0)	(22.5)	(6.7)	(5.8)
Americom/ Rollins goodwill	—	(1.1)	—	—	—	—	—	(3.2)	—
All other-net	(3.3)	0.1	1.3	(1.1)	1.0	1.3	(9.1)	(2.4)	0.6

	(15.1)	(6.7)	(4.0)	(14.8)	(12.1)	(12.0)	(36.7)	(15.2)	(8.1)

Actual income tax rate	19.9%	28.3%	31.0%	20.2%	22.9%	23.0%	(1.7)%	19.8%	26.9%

NOTE 8

EARNINGS PER SHARE INFORMATION

	2002		2001		2000
	Diluted	Basic	Diluted	Basic	Diluted	Basic

	(In millions; per-share amounts in dollars)
Consolidated operations
Earnings before accounting changes	$15,133	$15,133	$14,128	$14,128	$12,735	$12,735
Dividend equivalents-net of tax	13	—	12	—	11	—

Earnings before accounting changes for per-share calculation	15,146	15,133	14,140	14,128	12,746	12,735
Cumulative effect of accounting changes	(1,015)	(1,015)	(444)	(444)	—	—

Net earnings available for per-share calculation	$14,131	$14,118	$13,696	$13,684	$12,746	$12,735

Average equivalent shares
Shares of GE common stock outstanding	9,947	9,947	9,932	9,932	9,897	9,897
Employee compensation-related shares, including stock options	81	—	120	—	160	—

Total average equivalent shares	10,028	9,947	10,052	9,932	10,057	9,897

Per-share amounts
Earnings before accounting changes	$1.51	$1.52	$1.41	$1.42	$1.27	$1.29
Cumulative effect of accounting changes	(0.10)	(0.10)	(0.04)	(0.04)	—	—

Net earnings per share	$1.41	$1.42	$1.37	$1.38	$1.27	$1.29

NOTE 9

INVESTMENT SECURITIES

	December 31

	2002				2001
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Estimated	Amortized	unrealized	unrealized	Estimated
	cost	gains	losses	fair value	cost	gains	losses	fair value

	(In millions)
GE
Debt-U.S. corporate	$350	$—	$(86)	$264	$350	$99	$—	$449
Equity	86	10	(28)	68	412	47	(29)	430

	436	10	(114)	332	762	146	(29)	879

GECS
Debt
U.S. corporate	55,489	2,416	(1,490)	56,415	47,391	880	(1,626)	46,645
State and municipal	12,147	358	(45)	12,460	12,518	180	(136)	12,562
Mortgage-backed	12,285	438	(46)	12,677	10,024	210	(57)	10,177
Asset-backed	7,081	126	(32)	7,175	6,418	214	(33)	6,599
Corporate-non-U.S.	13,396	529	(230)	13,695	13,088	232	(277)	13,043
Government-non-U.S.	8,147	291	(62)	8,376	6,104	183	(124)	6,163
U.S. government and federal agency	1,678	67	(18)	1,727	1,233	25	(32)	1,226
Equity	4,333	165	(493)	4,005	3,926	178	(381)	3,723

	114,556	4,390	(2,416)	116,530	100,702	2,102	(2,666)	100,138

Total consolidated	$114,992	$4,400	$(2,530)	$116,862	$101,464	$2,248	$(2,695)	$101,017

A substantial portion of mortgage-backed securities shown in the table above are collateralized by U.S. residential mortgages.

CONTRACTUAL MATURITIES OF GECS INVESTMENT IN DEBT SECURITIES (EXCLUDING MORTGAGE-BACKED AND ASSET-BACKED SECURITIES)

	Amortized	Estimated
	cost	fair value

	(In millions)
Due in
2003	$7,795	$7,833
2004-2007	19,648	19,947
2008-2012	23,260	23,821
2013 and later	40,154	41,072

We expect actual maturities to differ from contractual maturities because borrowers have the right to call or prepay certain obligations.

Proceeds from securities sales amounted to $46,406 million in 2002, $39,950 million in 2001 and $24,748 million in 2000. Supplemental information about gross realized gains and losses on investment securities follows.

	2002	2001	2000

	(In millions)
GE
Gains	$—	$236	$8
Losses, including impairments	(76)	(100)	(76)

Net	(76)	136	(68)

GECS
Gains(a)	1,578	1,800	3,581
Losses, including impairments	(1,277)	(838)	(714)

Net	301	962	2,867

Total	$225	$1,098	$2,799

(a)	Includes $1,366 million, in 2000, from the sale of GECS investment in common stock of Paine Webber Group, Inc.

NOTE 10

GE CURRENT RECEIVABLES

	December 31
	2002	2001

	(In millions)
Aircraft Engines	$1,841	$1,976
Consumer Products	734	605
Industrial Products and Systems	1,041	691
Medical Systems	1,411	1,234
NBC	891	335
Plastics	821	740
Power Systems	3,754	3,587
Specialty Materials	421	268
Transportation Systems	165	185
Corporate items and eliminations	347	546

	11,426	10,167
Less allowance for losses	(453)	(362)

	$10,973	$9,805

Receivables balances at December 31, 2002 and 2001, before allowance for losses, included $6,269 million and $5,893 million, respectively, from sales of goods and services to customers, and $304 million and $447 million, respectively, from transactions with associated companies.

Current receivables of $344 million at year-end 2002 and $270 million at year-end 2001 arose from sales, principally of aircraft engine goods and services, on open account to various agencies of the U.S. government, which is our largest single customer. About 4%, 4% and 3% of our sales of goods and services were to the U.S. government in 2002, 2001 and 2000, respectively.

NOTE 11

INVENTORIES

	December 31
	2002	2001

	(In millions)
GE
Raw materials and work in process	$4,894	$4,708
Finished goods	4,379	3,951
Unbilled shipments	372	312

	9,645	8,971
Less revaluation to LIFO	(606)	(676)

	9,039	8,295

GECS
Finished goods	208	270

	$9,247	$8,565

LIFO revaluations decreased $70 million in 2002, compared with decreases of $169 million in 2001 and $82 million in 2000. Included in these changes were decreases of $21 million, $8 million and $6 million in 2002, 2001 and 2000, respectively, that resulted from lower LIFO inventory levels. There were net cost decreases in each of the last three years. As of December 31, 2002, we are obligated to acquire certain raw materials at market prices through the year 2019 under various take-or-pay or similar arrangements. Annual minimum commitments under these arrangements are insignificant.

NOTE 12

GECS FINANCING RECEIVABLES (INVESTMENTS IN TIME SALES, LOANS AND FINANCING LEASES)

	December 31
	2002	2001

	(In millions)
Commercial finance
Equipment	$61,961	$54,842
Commercial and industrial	36,512	35,239
Real estate	21,041	20,891
Commercial aircraft	11,397	9,081

	130,911	120,053

Consumer finance
Non U.S. installment, revolving credit and other	23,655	18,371
Non U.S.-Auto	15,113	11,938
U.S.-installment, revolving credit and other	14,312	11,465
Non U.S. residential	9,731	5,820
Other	3,225	2,470

	66,036	50,064

Other, principally Equipment Management	8,482	8,824
	205,429	178,941
Less allowance for losses (note 13)	(5,512)	(4,801)

	$199,917	$174,140

GECS financing receivables include both time sales and loans and financing leases. Time sales and loans represents transactions in a variety of forms, including time sales, revolving charge and credit, mortgages, installment loans, intermediate-term loans and revolving loans secured by business assets. The portfolio includes time sales and loans carried at the principal amount on which finance charges are billed periodically, and time sales and loans carried at gross book value, which includes finance charges.

Investment in financing leases consists of direct financing and leveraged leases of aircraft, railroad rolling stock, autos, other transportation equipment, data processing equipment and medical equipment, as well as other manufacturing, power generation, commercial real estate, and commercial equipment and facilities.

As the sole owner of assets under direct financing leases and as the equity participant in leveraged leases, GECS is taxed on total lease payments received and is entitled to tax deductions based on the cost of leased assets and tax deductions for interest paid to third-party participants. GECS is generally entitled to any residual value of leased assets.

Investment in direct financing and leveraged leases represents net unpaid rentals and estimated unguaranteed residual values of leased equipment, less related deferred income. GECS has no general obligation for principal and interest on notes and other instruments representing third-party participation related to leveraged notes and other instruments have not been included in liabilities but have been offset against the related rentals receivable. The GECS share of rentals receivable on leveraged leases is subordinate to the share of other participants who also have security interests in the leased equipment.

Third-party debt financing provided in leveraged lease transactions takes the form of various lending arrangements that are nonrecourse to GECS and are secured by both the assets underlying the leases and the amounts of future lease payments receivable. Since this third-party debt is nonrecourse to GECS, the related principal and interest is deducted from the lease receivables in determining GECS net investment in leveraged leases.

NET INVESTMENT IN FINANCING LEASES

	December 31

	Total financing		Direct financing		Leveraged
	leases		leases		leases
	2002	2001	2002	2001	2002	2001

	(In millions)
Total minimum lease payments receivable	$90,452	$86,689	$58,591	$57,243	$31,861	$29,446
Less principal and interest on third-party nonrecourse debt	(24,249)	(22,588)	—	—	(24,249)	(22,588)

Net rentals receivable	66,203	64,101	58,591	57,243	7,612	6,858
Estimated unguaranteed residual value of leased assets	10,067	8,996	6,292	5,544	3,775	3,452
Less deferred income	(14,150)	(13,953)	(10,201)	(10,378)	(3,949)	(3,575)

Investment in financing leases	62,120	59,144	54,682	52,409	7,438	6,735
Less amounts to arrive at net investment
Allowance for losses	(873)	(757)	(771)	(684)	(102)	(73)
Deferred taxes	(9,763)	(9,168)	(5,559)	(4,643)	(4,204)	(4,525)

Net investment in financing leases	$51,484	$49,219	$48,352	$47,082	$3,132	$2,137

CONTRACTUAL MATURITIES

	Total time sales	Net rentals
	and loans(a)	receivable(a)

	(In millions)
Due in
2003	$47,887	$16,705
2004	25,120	14,479
2005	21,225	10,314
2006	11,686	6,741
2007	9,308	3,888
2008 and later	28,083	14,076

Total	$143,309	$66,203

(a)	Experience has shown that a substantial portion of receivables will be paid prior to contractual maturity, and these amounts should not be regarded as forecasts of future cash flows.

“Impaired” loans are defined by generally accepted accounting principles as large balance loans for which it is probable that the lender will be unable to collect all amounts due according to original contractual terms of the loan agreement. An analysis of impaired loans follows.

	December 31
	2002	2001

	(In millions)
Loans requiring allowance for losses	$1,140	$1,041
Loans expected to be fully recoverable	845	574

	$1,985	$1,615

Allowance for losses	$397	$422
Average investment during year	1,747	1,121
Interest income earned while impaired(a)	16	17

(a)	Recognized principally on cash basis.

NOTE 13

GECS ALLOWANCE FOR LOSSES ON FINANCING RECEIVABLES

	2002	2001	2000

	(In millions)
Balance at January 1
Commercial Finance	$2,513	$1,682	$1,435
Consumer Finance	2,173	2,149	2,025
Other	115	203	248

	4,801	4,034	3,708

Provision charged to operations
Commercial Finance	1,092	756	453
Consumer Finance	1,950	1,646	1,471
Other	45	79	121

	3,087	2,481	2,045

Other additions — Principally acquisitions	704	564	22

Net write-offs
Commercial Finance	(1,152)	(485)	(369)
Consumer Finance	(1,849)	(1,659)	(1,245)
Other	(79)	(134)	(127)

	(3,080)	(2,278)	(1,741)

Balance at December 31
Commercial Finance	2,634	2,513	1,682
Consumer Finance	2,782	2,173	2,149
Other	96	115	203

Balance at December 31	$5,512	$4,801	$4,034

SELECTED FINANCING RECEIVABLES RATIOS

	December 31
	2002	2001
Allowance for losses on financing receivables as a percentage of total financing receivables
Commercial Finance	2.01%	2.09%
Consumer Finance	4.21	4.34
Total	2.68	2.68

Non-earning and reduced earning financing receivables as a percentage of total financing receivables
Commercial Finance	1.7%	1.7%
Consumer Finance	2.4	2.7
Total	1.9	2.0

NOTE 14

GECS INSURANCE RECEIVABLES

	December 31
	2002	2001

	(In millions)
Reinsurance recoverables	$13,551	$12,606
Commercial mortgage loans	5,358	4,634
Premiums receivable	5,314	5,113
Residential mortgage loans	1,919	1,364
Corporate and individual loans	1,801	1,244
Policy loans	1,539	1,290
Funds on deposit with reinsurers	830	749
Other	1,552	1,602
Allowance for losses	(279)	(290)

Total	$31,585	$28,312

NOTE 15

PROPERTY, PLANT AND EQUIPMENT (INCLUDING EQUIPMENT LEASED TO OTHERS)

	December 31
	2002	2001

	(In millions)
Original cost
GE
Land and improvements	$623	$577
Buildings, structures and related equipment	8,398	7,281
Machinery and equipment	22,264	21,414
Leasehold costs and manufacturing plant under construction	1,964	1,960

	33,249	31,232

GECS(a)
Buildings and equipment	4,731	3,600
Equipment leased to others
Aircraft	20,053	16,173
Vehicles	10,859	10,779
Railroad rolling stock	3,376	3,439
Marine shipping containers	1,611	1,618
Mobile and modular structures	1,383	1,325
Information technology equipment	1,033	1,321
Construction and manufacturing equipment	1,239	799
Scientific, medical and other equipment	2,058	1,001

	46,343	40,055

	$79,592	$71,287

Accumulated depreciation and amortization
GE	$19,506	$18,433
GECS
Buildings and equipment	1,838	1,579
Equipment leased to others	11,044	9,135

	$32,388	$29,147

(a)	Includes $1.4 billion and $0.2 billion of assets leased to GE as of December 31, 2002 and 2001, respectively.

Amortization of GECS equipment leased to others was $3,406 million, $2,958 million and $2,620 million in 2002, 2001 and 2000, respectively. Noncancelable future rentals due from customers for equipment on operating leases at year-end 2002 are due as follows:

(In millions)
Due in
2003	$4,553
2004	3,716
2005	2,802
2006	2,074
2007	1,549
After 2007	5,030

Total	$19,724

NOTE 16

INTANGIBLE ASSETS

	December 31
	2002	2001

	(In millions)
GE
Goodwill	$20,044	$12,354
Capitalized software	1,559	1,435
Other intangibles	1,446	578

	23,049	14,367

GECS
Goodwill	19,094	15,933
Present value of future profits (PVFP)	2,457	2,198
Capitalized software	894	901
Other intangibles	686	1,725

	23,131	20,757

Total	$46,180	$35,124

GE intangible assets are net of accumulated amortization of $5,203 million in 2002 and $4,772 million in 2001. GECS intangible assets are net of accumulated amortization of $10,603 million in 2002 and $9,963 million in 2001.

INTANGIBLE ASSETS SUBJECT TO AMORTIZATION

	December 31

	2002		2001
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization

	(In millions)
Present value of future profits (PVFP)	$5,261	$(2,804)	$4,744	$(2,546)
Capitalized software	4,269	(1,816)	3,660	(1,324)
Servicing assets(a)	3,582	(3,240)	3,768	(2,629)
Patents, licenses and other	2,250	(675)	1,344	(550)
All other	556	(341)	708	(338)

Total	$15,918	$(8,876)	$14,224	$(7,387)

(a)	Servicing assets, net of accumulated amortization, are associated primarily with serviced residential mortgage loans amounting to $33 billion and $59 billion at December 31, 2002 and 2001, respectively.

Consolidated amortization expense related to intangible assets, excluding goodwill, for 2002 and 2001 was $1,999 million and $1,386 million, respectively. The estimated percentage of the December 31, 2002, net PVFP balance to be amortized over each of the next five years follows.

2003	2004	2005	2006	2007
11.2%	9.7%	8.7%	7.6%	6.7%

Amortization expense for PVFP in future periods will be affected by acquisitions, realized capital gains/ losses or other factors affecting the ultimate amount of gross profits realized from certain lines of business. Similarly, future amortization expense for other intangibles will depend on acquisition activity and other business transactions.

The amount of goodwill amortization included in net earnings (net of income taxes) in 2001 and 2000 was $499 million and $439 million for GE and $552 million and $620 million for GECS, respectively.

The effects on earnings and earnings per share of excluding such goodwill amortization from 2001 and 2000 follow.

	Consolidated			GE			GECS
	2002	2001	2000	2002	2001	2000	2002	2001	2000

	(In millions; per-share amounts in dollars)
Net earnings, as reported	$14,118	$13,684	$12,735	$14,118	$13,684	$12,735	$3,611	$5,417	$5,192
Net earnings, excluding goodwill amortization	$14,118	$14,735	$13,794	$14,118	$14,735	$13,794	$3,611	$5,969	$5,812

	Diluted			Basic
	2002	2001	2000	2002	2001	2000
Earnings per share, as reported	$1.41	$1.37	$1.27	$1.42	$1.38	$1.29
Earnings per share, excluding goodwill amortization	$1.41	$1.47	$1.37	$1.42	$1.48	$1.39

Goodwill balances, net of accumulated amortization, follow.

	2002
				Foreign
	Balance	Transition		exchange	Balance
	January 1	impairment	Acquired	and other	December 31
Aircraft Engines	$1,916	$—	$345	$25	$2,286
Commercial Finance	6,235	—	1,684	68	7,987
Consumer Finance	3,826	—	1,286	450	5,562
Consumer Products	393	—	—	3	396
Equipment Management	1,160	—	31	51	1,242
Industrial Products and Systems	772	—	1,585	15	2,372
Insurance	3,372	—	542	262	4,176
Medical Systems	2,408	—	430	60	2,898
NBC	2,568	—	2,373	—	4,941
Plastics	1,703	—	151	3	1,857
Power Systems	1,948	—	942	205	3,095
Specialty Materials	220	—	1,424	(1)	1,643
Transportation Systems	426	—	127	3	556
All Other GECS	1,340	(1,204)	—	(9)	127

Total	$28,287	$(1,204)	$10,920	$1,135	$39,138

NOTE 17

ALL OTHER ASSETS

	December 31
	2002	2001

	(In millions)
GE
Investments
Associated companies(a)	$3,640	$2,539
Other	1,016	1,336

	4,656	3,875
Prepaid pension asset	15,611	13,740
Contract costs and estimated earnings	3,466	2,561
Prepaid broadcasting rights	1,053	1,108
Long-term receivables, including notes	1,824	909
Derivative instruments(b)	364	254
Other	3,193	2,753

	30,167	25,200

GECS
Investments
Associated companies(a)	11,635	14,415
Real estate(c)	14,395	8,141
Assets held for sale	2,998	730
Other	5,164	5,222
	34,192	28,508
Separate accounts	14,978	10,403
Deferred insurance acquisition costs	8,086	6,768
Derivative instruments(b)	2,071	2,066
Other	4,755	4,200

	64,082	51,945

Eliminations	(1,035)	(548)

	$93,214	$76,597

(a)	Includes advances to associated companies which are non-controlled, non-consolidated equity investments.

(b)	Amounts are stated at fair value in accordance with SFAS 133. We discuss types of derivative instruments and how we use them in note 28.

(c)	GECS investment in real estate consists principally of two categories: real estate held for investment and equity method investments. Both categories contain a wide range of properties including the following at December 31, 2002: offices (25%), self storage facilities (17%), apartment buildings (15%), retail facilities (12%), franchise properties (8%), industrial properties (8%), parking facilities (6%) and other (9%). At December 31, 2002, investments were located in North America (71%), Europe (19%) and Asia (10%).

At year-end 2002, the National Broadcasting Company (NBC) had $5,735 million of commitments to acquire broadcast material and the rights to broadcast television programs, including U.S. television rights to future Olympic Games, and commitments under long-term television station affiliation agreements that require payments through 2010.

Separate accounts represent investments controlled by policyholders and are associated with identical amounts reported as insurance liabilities in note 19.

NOTE 18

BORROWINGS

SHORT-TERM BORROWINGS

	December 31

	2002		2001
		Average		Average
	Amount	rate(a)	Amount	rate(a)

	(In millions)
GE
Commercial paper
U.S.	$6,568	1.69%	$—	—%
Non-U.S.	296	2.89	266	3.87
Payable to banks, principally non-U.S.	660	4.88	1,160	5.58
Current portion of long-term debt	57	9.61	80	6.46
Other	1,205		216

	8,786		1,722

GECS
Commercial paper
U.S.	66,629	1.51	100,170	2.21
Non-U.S.	17,611	3.41	17,289	3.36
Current portion of long-term debt	35,617	4.19	30,952	5.08
Other	10,280		12,590

	130,137		161,001

Foreign currency loss(b)	(11)		(157)

	130,126		160,844

Eliminations	(137)		(9,490)

	$138,775		$153,076

LONG-TERM BORROWINGS

	December 31
	2002
	Average
	rate(a)	Maturities	2002	2001

	(In millions)
GE
Industrial development/pollution control bonds	1.84%	2004-2027	$346	$336
Payable to banks, principally non-U.S.	6.44	2004-2007	246	241
Other(c)			378	210

			970	787

GECS
Senior notes	3.79	2004-2055	126,947	78,347
Extendible notes	1.46	2007	12,000	—
Subordinated notes(d)	7.53	2004-2035	1,263	1,171

			140,210	79,518

Foreign currency gain (loss)(b)			626	(427)

			140,836	79,091

Eliminations			(1,174)	(72)

			$140,632	$79,806

(a)	Based on year-end balances and year-end local currency interest rates, including the effects of interest rate and currency swaps, if any, directly associated with the original debt issuance.

(b)	Total GECS borrowings exclude the foreign exchange effects of related currency swaps in accordance with the provisions of SFAS 133.

(c)	A variety of obligations having various interest rates and maturities, including certain borrowings by parent operating components and affiliates.

(d)	At year-end 2002 and 2001, $996 million of subordinated notes were guaranteed by GE.

Our borrowings are addressed below from two perspectives-liquidity and interest rate risk management. Additional information about borrowings and associated swaps can be found in note 28.

LIQUIDITY requirements are principally met through the credit markets. Maturities of long-term borrowings (including the current portion) during the next five years follow.

	2003	2004		2005	2006	2007

	(In millions)
GE	$57	$351		$30	$132	$41
GECS	35,606	46,855	(a)	21,723	9,840	14,244

(a)	Extendible notes amounting to $12 billion are floating rate securities with an initial maturity of 13 months, which can be extended on a rolling basis at the investor’s option to a final maturity of five years ending in 2007.

Committed credit lines totaling $54.1 billion had been extended to us by 90 banks at year-end 2002. Included in this amount was $47.0 billion provided directly to GECS and $7.1 billion provided by 21 banks to GE to which GECS also has access. The GECS lines include $19.2 billion of revolving credit agreements under which we can borrow funds for periods exceeding one year. We pay banks for credit facilities, but compensation amounts were insignificant in each of the past three years.

INTEREST RATE RISK is managed in light of the anticipated behavior, including prepayment behavior, of assets in which debt proceeds are invested. A variety of instruments, including interest rate and currency swaps and currency forwards, are employed to achieve our interest rate objectives. Effective interest rates are lower under these “synthetic” positions than could have been achieved by issuing debt directly.

The following table shows GECS borrowing positions considering the effects of currency and interest rate swaps.

GECS EFFECTIVE BORROWINGS (INCLUDING SWAPS)

	December 31

	2002
		Average	2001
	Amount	rate	Amount

	(In millions)
Short-term(a)	$60,151	2.12%	$101,101

Long-term (including current portion)
Fixed rate(b)	$121,147	5.29%	$105,387
Floating rate	89,049	2.30	34,031

Total long-term	$210,196		$139,418

(a)	Includes commercial paper and other short-term debt.

(b)	Includes fixed-rate borrowings and $34.4 billion ($28.9 billion in 2001) notional long-term interest rate swaps that effectively convert the floating-rate nature of short-term borrowings to fixed rates of interest.

At December 31, 2002, swap maturities ranged from 2003 to 2048.

NOTE 19

GECS INSURANCE LIABILITIES, RESERVES AND ANNUITY BENEFITS

	December 31
	2002	2001

	(In millions)
Investment contracts and universal life benefits	$44,677	$39,052
Life insurance benefits(a)	38,191	31,198
Unpaid claims and claims adjustment expenses(b)	30,571	27,233
Unearned premiums	7,436	6,337
Separate accounts (see note 17)	14,978	10,403

	$135,853	$114,223

(a)	Life insurance benefits are accounted for mainly by a net-level-premium method using estimated yields generally ranging from 1.5% to 8.5% in 2002 and 2% to 9% in 2001.

(b)	Principally property and casualty reserves amounting to $26.1 billion and $23.4 billion at December 31, 2002 and 2001, respectively. Includes amounts for both reported and incurred-but-not-reported claims, reduced by anticipated salvage and subrogation recoveries. Estimates of liabilities are reviewed and updated continually, with changes in estimated losses reflected in operations.

When insurance affiliates cede insurance to third parties, they are not relieved of their primary obligation to policyholders. Losses on ceded risks give rise to claims for recovery; we establish allowances for probable losses on such receivables from reinsurers as required.

We recognize reinsurance recoveries as a reduction of insurance losses and policyholder and annuity benefits. Insurance recoveries were $2,234 million, $5,863 million and $3,232 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The insurance liability for unpaid claims and claims adjustment expenses related to policies that may cover environmental and asbestos exposures is based on known facts and an assessment of applicable law and coverage litigation. Liabilities are recognized for both known and unasserted claims (including the cost of related litigation) when sufficient information has been developed to indicate that a claim has been incurred and a range of potential losses can be reasonably estimated. Developed case law and adequate claim history do not exist for certain claims principally due to significant uncertainties as to both the level of ultimate losses that will occur and what portion, if any, will be deemed to be insured amounts.

A summary of activity affecting unpaid claims and claims adjustment expenses, principally in property and casualty lines, follows.

	2002	2001	2000

	(In millions)
Balance at January 1 — gross	$27,233	$22,886	$21,473
Less reinsurance recoverables	(9,400)	(5,477)	(4,832)
Balance at January 1 — net	17,833	17,409	16,641
Claims and expenses incurred
Current year	9,505	9,199	9,718
Prior years	3,188	682	607
Claims and expenses paid
Current year	(3,173)	(3,021)	(3,704)
Prior years	(6,918)	(6,694)	(6,572)
Claims reserves related to acquired companies	81	—	488
Other	409	258	231

Balance at December 31 — net	20,925	17,833	17,409
Add reinsurance recoverables	9,646	9,400	5,477

Balance at December 31 — gross	$30,571	$27,233	$22,886

“Claims and expenses incurred-prior years” represents additional losses (adverse development) recognized in any year for loss events that occurred before the beginning of that year. Adverse development, which amounted to 18%, 4% and 4% of beginning of year net loss reserves in 2002, 2001 and 2000, respectively, was primarily encountered at GE Global Insurance Holding (ERC), where we experienced a shift from property to liability insurance losses. In 2000, ERC experienced its share of an increase in industry-wide loss estimates related to certain large property loss events, the largest of which resulted from the European windstorms of December 1999. In 2001, we began to identify an acceleration of reported claims activity in certain liability-related coverages -specifically, hospital liability, non-standard auto (automobile insurance extended to higher-risk drivers) and commercial and public entity general liability lines of business — and recognized the increase in projected ultimate losses. During 2002, reported claims activity accelerated dramatically, affecting much of our liability-related insurance written in 1997 through 2001. In connection with our normal actuarial updates, we adjusted our best estimate of ultimate losses to reflect our experience, increasing recorded reserves by $2.5 billion in the fourth quarter of 2002, for a total of $3.5 billion adverse development in ERC for the year. Our Mortgage Insurance business experienced favorable development during this period, reflecting continued strength in certain real estate markets and the success of our loss containment initiatives.

Financial guarantees and credit life risk of insurance affiliates are summarized below.

	December 31
	2002	2001

	(In millions)
Guarantees, principally on municipal bonds and asset-backed securities	$226,559	$215,874
Mortgage insurance risk in force	101,530	79,892
Credit life insurance risk in force	23,283	24,323
Less reinsurance	(38,883)	(41,148)

	$312,489	$278,941

Certain insurance affiliates offer insurance guaranteeing the timely payment of scheduled principal and interest on municipal bonds and certain asset-backed securities. These insurance affiliates also provide insurance to protect residential mortgage lenders from severe financial loss caused by the non-payment of loans and issue credit life insurance designed to pay the balance due on a loan if the borrower dies before the loan is repaid. As part of their overall risk management process, insurance affiliates cede to third parties a portion of their risk associated with these guarantees. In doing so, they are not relieved of their primary obligation to policyholders.

NOTE 20

ALL OTHER LIABILITIES

This caption includes noncurrent compensation and benefit accruals at year-end 2002 and 2001 of $8,826 million and $8,745 million, respectively. Also included are amounts for deferred income, interest on tax liabilities, product warranties and a variety of sundry items.

We are involved in numerous remediation actions to clean up hazardous wastes as required by federal and state laws. Liabilities for remediation costs at each site are based on our best estimate of undiscounted future costs, excluding possible insurance recoveries. When there appears to be a range of possible costs with equal likelihood, liabilities are based on the lower end of such range. Uncertainties about the status of laws, regulations, technology and information related to individual sites make it difficult to develop a meaningful estimate of the reasonably possible aggregate environmental remediation exposure. However, even in the unlikely event that remediation costs amounted to the high end of the range of costs for each site, the resulting additional liability would not be material to our financial position, results of operations or liquidity.

NOTE 21

DEFERRED INCOME TAXES

Aggregate deferred income tax amounts are summarized below.

	December 31
	2002	2001

	(In millions)
Assets
GE	$6,817	$6,416
GECS	7,584	8,585

	14,401	15,001

Liabilities
GE	8,744	7,429
GECS	18,174	16,702

	26,918	24,131

Net deferred income tax liability	$12,517	$9,130

Principal components of our net liability/(asset) representing deferred income tax balances are as follows:

	December 31
	2002	2001

	(In millions)
GE
Provisions for expenses(a)	$(4,693)	$(4,432)
Retiree insurance plans	(1,043)	(953)
Prepaid pension asset	5,464	4,809
Depreciation	1,536	932
Other-net	663	657

	1,927	1,013

GECS
Financing leases	9,763	9,168
Operating leases	3,627	3,399
Deferred insurance acquisition costs	1,494	1,360
Allowance for losses	(1,569)	(2,139)
Derivatives qualifying as hedges	(1,252)	(480)
Insurance reserves	(1,218)	(1,397)
AMT credit carryforward	(597)	(695)
Other — net	342	(1,099)

	10,590	8,117

Net deferred income tax liability	$12,517	$9,130

(a)	Represents the tax effects of temporary differences related to expense accruals for a wide variety of items, such as employee compensation and benefits, interest on tax liabilities, product warranties and other sundry items that are not currently deductible.

NOTE 22

GECS MINORITY INTEREST IN EQUITY OF CONSOLIDATED AFFILIATES

Minority interest in equity of consolidated GECS affiliates includes preferred stock issued by GE Capital and by affiliates of GE Capital. The preferred stock primarily pays cumulative dividends at variable rates. Value of the preferred shares is summarized below.

	December 31
	2002	2001

	(In millions)
GE Capital	$2,600	$2,600
GE Capital affiliates	1,588	1,446

Dividend rates in local currency on the preferred stock ranged from 1.44% to 6.20% during 2002 and from 1.62% to 6.40% during 2001.

NOTE 23

RESTRICTED NET ASSETS OF GECS AFFILIATES

Certain GECS consolidated affiliates are restricted from remitting funds to GECS in the form of dividends or loans by a variety of regulations, the purpose of which is to protect affected insurance policyholders, depositors or investors. At year-end 2002, net assets of regulated GECS affiliates amounted to $43.7 billion, of which $37.8 billion was restricted.

At December 31, 2002 and 2001, the aggregate statutory capital and surplus of the insurance businesses totaled $17.9 billion and $17.7 billion, respectively. Accounting practices prescribed by statutory authorities are used in preparing statutory statements.

NOTE 24

SHARE OWNERS’ EQUITY

	2002	2001	2000

	(In millions)
Common stock issued	$669	$669	$669

Accumulated non-owner changes other than earnings
Balance at January 1	$(4,323)	$(2,500)	$(744)
Cumulative effect of adopting SFAS 133-net of deferred taxes of $(513)	—	(827)	—
Investment securities-net of deferred taxes of $805, $111 and $686(a)	1,555	203	1,363
Currency translation adjustments-net of deferred taxes of $20, $48 and $(312)	1,000	(562)	(1,204)
Derivatives qualifying as hedges-net of deferred taxes of $(822) and $(505)	(2,070)	(690)	—
Reclassification adjustments-Investment securities-net of deferred taxes of $(135), $(274) and $(1,031)	(252)	(509)	(1,915)
Derivatives qualifying as hedges-net of deferred taxes of $207 and $397	913	562	—

Balance at December 31	$(3,177)	$(4,323)	$(2,500)

Other capital
Balance at January 1	$16,693	$15,195	$10,790
Gains on treasury stock dispositions(b)	595	1,498	4,480
Adjustment for stock split	—	—	(75)

Balance at December 31	$17,288	$16,693	$15,195

Retained earnings
Balance at January 1	$68,701	$61,572	$54,484
Net earnings	14,118	13,684	12,735
Dividends(b)	(7,266)	(6,555)	(5,647)

Balance at December 31	$75,553	$68,701	$61,572

Common stock held in treasury
Balance at January 1	$26,916	$24,444	$22,567
Purchases(b)	2,851	4,708	5,342
Dispositions(b)	(3,140)	(2,236)	(3,465)

Balance at December 31	$26,627	$26,916	$24,444

(a)	For 2002, this category includes $(75) million, net of deferred taxes of $(42) million, for minimum pension liability on certain pension plans other than the principal plans.

(b)	Total dividends and other transactions with share owners reduced equity by $6,382 million, $7,529 million and $3,044 million in 2002, 2001 and 2000, respectively.

In December 2001, our Board of Directors increased the authorization to repurchase GE common stock to $30 billion. Funds used for the share repurchase will be generated largely from free cash flow. Through year-end 2002, 1,091 million shares having an aggregate cost of approximately $22.7 billion had been repurchased under this program and placed in treasury.

Common shares issued and outstanding are summarized in the following table.

SHARES OF GE COMMON STOCK

	December 31
	2002	2001	2000

	(In thousands)
Issued	11,145,212	11,145,212	11,145,212
In treasury	(1,175,318)	(1,219,274)	(1,213,206)

Outstanding	9,969,894	9,925,938	9,932,006

GE has 50 million authorized shares of preferred stock ($1.00 par value), but has not issued any such shares as of December 31, 2002.

The effects of translating to U.S. dollars the financial statements of non-U.S. affiliates whose functional currency is the local currency are included in share owners’ equity. Asset and liability accounts are translated at year-end exchange rates, while revenues and expenses are translated at average rates for the period.

NOTE 25

OTHER STOCK-RELATED INFORMATION

We grant stock options, stock appreciation rights (SARs) and restricted stock units (RSUs) to employees under the 1990 Long-Term Incentive Plan as described in our current Proxy Statement. In addition, we grant options and RSUs in limited circumstances to consultants, advisors and independent contractors (primarily non-employee talent at NBC) under a plan approved by our Board of Directors in 1997 (the consultants’ plan). Through the end of 2002, we also granted options to non-employee directors under two separate option plans. With certain restrictions, requirements for stock option shares may be met from either unissued or treasury shares. RSUs give the recipients the right to receive shares of our stock upon the lapse of their related restrictions. In the past, restrictions on most RSUs lapsed for 25% of the total shares awarded after three years, 25% after seven years, and 50% at retirement. We changed the vesting schedule for RSUs granted in 2002 so that 25% of the restrictions lapse after three, five and ten years, with the final 25% lapsing at retirement. Although the plan permits us to issue RSUs settleable in cash, we have only issued RSUs settleable in shares of our stock.

All grants of GE options under all plans must be approved by the Management Development and Compensation Committee, which comprises entirely outside directors.

Stock options expire 10 years from the date they are granted; options vest over service periods that range from one to five years.

STOCK OPTION ACTIVITY

	Shares	Average per share
	subject	Exercise	Market
	to option	price	price

	(Shares in thousands)
Balance at December 31, 1999	341,374	$16.01	$51.58
Options granted	46,278	47.84	47.84
Options exercised	(44,758)	8.82	53.00
Options terminated	(9,715)	28.47	—

Balance at December 31, 2000	333,179	21.03	47.94
Options granted	60,946	41.15	41.15
Options exercised	(31,801)	10.04	43.95
Options terminated	(7,871)	39.02	—

Balance at December 31, 2001	354,453	25.08	40.08
Options granted	46,928	27.37	27.30
Options exercised	(29,146)	9.45	31.86
Options terminated	(10,177)	38.14	—

Balance at December 31, 2002	362,058	$26.26	$24.35

STOCK COMPENSATION PLANS

	December 31
	Securities	Weighted	Securities
	to be issued	average	available for
	upon	exercise	future
	exercise	price	issuance

	(Shares in thousands)
Approved by share owners
Options	360,864	$26.27	(a)
RSUs	28,488	(b)	(a)
Not approved by share owners
Options	1,194	24.35	(c)
RSUs	3,761	(b)	(c)

Total(d)	394,307	$26.26	130,803

(a)	Under the 1990 Long-Term Incentive Plan, 0.95% of GE issued common stock (including treasury shares) as of the first day of each calendar year during which the plan is in effect becomes available for awards in that calendar year. Total shares available for future issuance under the 1990 Long-Term Incentive Plan amounted to 105.9 million shares.

(b)	Not applicable.

(c)	Total shares available for future issuance under the consultants’ plan amounted to 24.9 million shares.

(d)	In connection with various acquisitions, there are an additional 2.0 million options outstanding, with a weighted average exercise price of $21.38.

Outstanding options and SARs expire on various dates through December 12, 2012. Restricted stock grants vest on various dates up to retirement of grantees.

The following table summarizes information about stock options outstanding at December 31, 2002.

STOCK OPTIONS OUTSTANDING

		Outstanding		Exercisable
			Average		Average
		Average	exercise		exercise
Exercise price range	Shares	life(a)	price	Shares	price

	(Shares in thousands)
$ 6.39 - 8.51	61,926	1.1	$8.15	61,926	$8.15
8.58 - 14.73	70,357	3.0	11.70	70,352	11.70
15.83 - 27.05	88,577	7.4	25.58	38,240	23.77
27.20 - 41.35	63,136	7.3	36.89	24,876	37.55
42.33 - 57.31	78,062	8.0	45.95	18,980	44.76

Total	362,058	5.6	$26.26	214,374	$18.75

At year-end 2001, options with an average exercise price of $14.73 were exercisable on 209 million shares; at year-end 2000, options with an average exercise price of $11.35 were exercisable on 205 million shares.

(a)	Average contractual life remaining in years.

OPTION VALUE INFORMATION(a)

	2002	2001	2000

	(In dollars)
Fair value per option(b)	$7.73	$12.15	$15.76
Valuation assumptions
Expected option term (yrs)	6.0	6.0	6.4
Expected volatility	33.7%	30.5%	27.1%
Expected dividend yield	2.7%	1.6%	1.2%
Risk-free interest rate	3.5%	4.9%	6.4%

(a)	Weighted averages of option grants during each period.

(b)	Estimated using Black-Scholes option pricing model.

NOTE 26

SUPPLEMENTAL CASH FLOWS INFORMATION

Changes in operating assets and liabilities are net of acquisitions and dispositions of principal businesses.

“Payments for principal businesses purchased” in the Statement of Cash Flows is net of cash acquired and includes debt assumed and immediately repaid in acquisitions.

“All other operating activities” in the Statement of Cash Flows consists primarily of adjustments to current and noncurrent accruals and deferrals of costs and expenses, adjustments for gains and losses on assets, increases and decreases in assets held for sale, and adjustments to assets.

Noncash transactions include the following: in 2002, the acquisitions of Interlogix, Inc. for GE common stock valued at $395 million and the acquisition of Bravo for GE common stock and other investment securities valued at $335 million and $886 million, respectively; in 2001, the acquisition of Imatron Inc. for GE common stock valued at $205 million; and in 2000, the acquisition of Harmon Industries for shares of GE common stock valued at $346 million.

Certain supplemental information related to GE and GECS cash flows is shown below.

	For the years ended December 31
	2002	2001	2000

	(In millions)
GE
Purchases and sales of GE shares for treasury
Open market purchases under share repurchase program	$(1,981)	$(3,137)	$(2,226)
Other purchases	(870)	(1,571)	(3,116)
Dispositions (mainly to employee and dividend reinvestment plans)	1,866	2,273	5,811

	$(985)	$(2,435)	$469

GECS
Financing receivables
Increase in loans to customers	$(209,431)	$(139,793)	$(100,938)
Principal collections from customers — loans	185,329	120,334	87,432
Investment in equipment for financing leases	(20,588)	(21,280)	(15,454)
Principal collections from customers — financing leases	16,202	12,311	7,873
Net change in credit card receivables	(19,108)	(14,815)	(9,394)
Sales of financing receivables	29,651	29,291	14,405

	$(17,945)	$(13,952)	$(16,076)

All other investing activities
Purchases of securities by insurance and annuity businesses	$(64,721)	$(53,452)	$(35,911)
Dispositions and maturities of securities by insurance and annuity business	54,423	45,403	25,960
Proceeds from principal business dispositions	—	2,572	(605)
Other	(4,915)	(2,274)	(1,617)

	$(15,213)	$(7,751)	$(12,173)

Newly issued debt having maturities longer than 90 days
Short-term (91 to 365 days)	$1,796	$12,622	$12,782
Long-term (longer than one year)	93,026	16,118	32,297
Proceeds — nonrecourse, leveraged lease debt	1,222	2,012	1,808

	$96,044	$30,752	$46,887

Repayments and other reductions of debt having maturities longer than 90 days
Short-term (91 to 365 days)	$(32,950)	$(29,195)	$(27,777)
Long-term (longer than one year)	(5,936)	(6,582)	(3,953)
Principal payments — nonrecourse, leveraged lease debt	(339)	(274)	(177)

	$(39,225)	$(36,051)	$(31,907)

All other financing activities
Proceeds from sales of investment contracts	$7,894	$9,080	$8,826
Redemption of investment contracts	(6,834)	(7,033)	(9,061)
Capital contributions from GE	6,300	3,043	—
Cash received upon assumption of insurance liabilities	2,813	—	13,177

	$10,173	$5,090	$12,942

NOTE 27

OPERATING SEGMENTS

REVENUES

	For the years ended December 31

	Total revenues			Intersegment revenues			External revenues
	2002	2001	2000	2002	2001	2000	2002	2001	2000

	(In millions)
Aircraft Engines	$11,141	$11,389	$10,779	$1,018	$1,282	$687	$10,123	$10,107	$10,092
Commercial Finance	17,781	15,759	15,333	55	37	77	17,726	15,722	15,256
Consumer Finance	10,266	9,508	9,320	12	12	4	10,254	9,496	9,316
Consumer Products	8,456	8,435	8,717	89	89	103	8,367	8,346	8,614
Equipment Management	4,254	4,401	4,969	83	90	24	4,171	4,311	4,945
Industrial Products and Systems	7,441	6,742	6,628	859	834	624	6,582	5,908	6,004
Insurance	23,296	23,890	24,766	2	13	2	23,294	23,877	24,764
Medical Systems	8,955	8,409	7,275	2	2	1	8,953	8,407	7,274
NBC	7,149	5,769	6,797	—	—	—	7,149	5,769	6,797
Plastics	5,245	5,252	6,013	7	(2)	19	5,238	5,254	5,994
Power Systems	22,926	20,211	14,861	192	152	144	22,734	20,059	14,717
Specialty Materials	2,406	1,817	2,007	18	23	27	2,388	1,794	1,980
Transportation Systems	2,314	2,355	2,263	20	4	3	2,294	2,351	2,260
All Other GECS	2,590	4,795	11,789	(152)	(152)	(107)	2,742	4,947	11,896
Corporate items and eliminations	(2,522)	(2,819)	(1,664)	(2,205)	(2,384)	(1,608)	(317)	(435)	(56)

Consolidated Revenues	$131,698	$125,913	$129,853	$—	$—	$—	$131,698	$125,913	$129,853

Revenues of GE businesses include income from sales of goods and services to customers and other income. Sales from one company component to another generally are priced at equivalent commercial selling prices.

Revenues originating from operations based in the United States were $90,954 million, $85,999 million and $87,463 million in 2002, 2001 and 2000, respectively. Revenues originating from operations based outside the United States were $40,744 million, $39,914 million and $42,390 million in 2002, 2001 and 2000, respectively.

SEGMENT PROFIT (See description below)

	For the years ended
	December 31
	2002	2001	2000

	(In millions)
Aircraft Engines	$2,060	$2,147	$2,000
Commercial Finance(a)	3,189	2,788	2,416
Consumer Finance(a)	1,799	1,602	1,295
Consumer Products	495	648	879
Equipment Management(a)	313	377	484
Industrial Products and Systems	597	626	676
Insurance(a)	(95)	1,879	2,201
Medical Systems	1,546	1,498	1,321
NBC	1,658	1,408	1,609
Plastics	843	1,166	1,518
Power Systems	6,255	4,860	2,523
Specialty Materials	282	267	347
Transportation Systems	402	400	436
All Other GECS(a)	(580)	(508)	(584)

Total segment profit	18,764	19,158	17,121
GECS goodwill amortization	—	(552)	(620)
GE corporate items and eliminations(b)	775	532	844
GE interest and other financial charges	(569)	(817)	(811)
GE provision for income taxes	(3,837)	(4,193)	(3,799)

Earnings before accounting changes	15,133	14,128	12,735
Cumulative effect of accounting changes	(1,015)	(444)	—

Consolidated net earnings	$14,118	$13,684	$12,735

(a)	Segment profit measured as net earnings.

(b)	Corporate items include the effect of pension and other benefit plans that are not allocated to segment results as well as income, principally from licensing activities, of $97 million, $88 million, $79 million, $62 million and $271 million in 2002, 2001, 2000, 1999 and 1998, respectively. In 2002, corporate items include $341 million of the total gain of $571 million resulting from NBC’s exchange of certain assets for the cable network Bravo and a $488 million gain from the sale of 90% of Global Exchange Services. Also included in 2002 are $175 million of the total restructuring and other charges of $556 million, which related to segment activities as follows: Aircraft Engines — $55 million, Industrial Products and Systems — $30 million, Medical Systems — $30 million, Plastics — $51 million, and other — $9 million. In 1999, corporate items include $176 million of the total restructuring and other charges of $265 million, which related to segment activities as follows: Aircraft Engines — $42 million, Consumer Products — $80 million, Medical Systems — $34 million and other — $20 million.

SEGMENT PROFIT is defined in this paragraph. Segment profit excludes goodwill amortization, the effects of pensions and other retiree benefit plans and accounting changes. The segment profit measure for GE industrial businesses — Aircraft Engines, Consumer Products, Industrial Products and Systems, Medical Systems, NBC, Plastics, Power Systems, Specialty Materials and Transportation Systems — is operating profit (earnings before interest and other financial charges, income taxes and accounting changes). The segment profit measure for Commercial Finance, Consumer Finance, Equipment Management, Insurance and All Other GECS is after-tax earnings before accounting changes, reflecting the importance of financing and tax considerations to their operating activities.

				Property, plant and
				equipment additions
				(including equipment leased			Depreciation and
				to others)(a)			amortization
	Assets
				For the years ended			For the years ended
	At December 31			December 31			December 31
	2002	2001	2000	2002	2001	2000	2002	2001	2000

	(In millions)
Aircraft Engines	$10,326	$9,972	$10,006	$304	$402	$416	$310	$313	$286
Commercial Finance	194,245	169,869	123,754	7,456	8,838	5,732	2,056	1,465	1,172
Consumer Finance	76,965	62,978	57,018	221	195	184	232	178	289
Consumer Products	5,165	5,366	4,963	266	390	351	364	332	304
Equipment Management	25,222	24,940	23,084	1,902	4,282	4,800	1,391	1,473	1,394
Industrial Products and Systems	6,891	4,547	4,337	361	186	220	256	186	178
Insurance	182,297	155,500	144,716	71	37	103	432	502	1,208
Medical Systems	7,573	6,625	5,646	170	177	174	247	177	126
NBC	10,401	5,572	5,136	252	64	99	109	94	77
Plastics	9,137	8,367	7,942	602	656	436	497	433	388
Power Systems	15,835	13,237	11,759	731	774	657	505	328	265
Specialty Materials	4,277	2,150	2,123	325	158	137	161	124	119
Transportation Systems	2,102	1,998	1,310	44	52	137	67	59	50
All Other GECS	11,099	12,197	22,064	1,354	392	615	207	379	567
Corporate items and eliminations (b)	13,709	11,705	13,148	110	130	92	160	1,408	1,469

Consolidated totals	$575,244	$495,023	$437,006	$14,169	$16,733	$14,153	$6,994	$7,451	$7,892

(a)	Additions to property, plant and equipment include amounts relating to principal businesses purchased.

(b)	Depreciation and amortization includes $1,252 million and $1,346 million of goodwill amortization in 2001 and 2000, respectively, and $64 million of unallocated RCA goodwill amortization in 2001 and 2000 that relates to NBC.

Property, plant and equipment associated with operations based in the United States were $19,778 million, $18,557 million and $19,133 million at year-end 2002, 2001 and 2000, respectively. Property, plant and equipment associated with operations based outside the United States were $27,426 million, $23,583 million and $20,882 million at year-end 2002, 2001 and 2000, respectively.

Basis for presentation

Our operating businesses are organized based on the nature of products and services provided. Segment accounting policies are the same as described in note 1.

A description of our operating segments can be found at the end of this Section 3(b) of Part 5.

NOTE 28

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Derivatives and Hedging

Our global business activities routinely deal with fluctuations in interest rates, currency exchange rates and commodity and other asset prices. We apply strict policies to managing each of these risks, including prohibitions on derivatives trading, derivatives market-making or other speculative activities. These policies require the use of derivative instruments in concert with other techniques to reduce or eliminate these risks.

Cash flow hedges

Under SFAS 133, cash flow hedges are hedges that use simple derivatives to offset the variability of expected future cash flows. Variability can appear in floating rate assets, floating rate liabilities or from certain types of forecasted transactions, and can arise from changes in interest rates or currency exchange rates. For example, GECS often borrows at a variable rate of interest to fund our financial services businesses. If Commercial Finance needs the funds to make a floating rate loan, there is no exposure to interest rate changes, and no hedge is necessary. However, if a fixed rate loan is made, we will contractually commit to pay a fixed rate of interest to a counterparty who will pay us a variable rate of interest (an “interest rate swap”). This swap will then be designated as a cash flow hedge of the associated variable rate borrowing. If, as would be expected, the derivative is perfectly effective in offsetting variable interest in the borrowing, changes in its fair value are recorded in a separate component in equity and released to earnings contemporaneously with the earnings effects of the hedged item. Further information about hedge effectiveness is provided below.

We use currency forwards and options to manage exposures to changes in currency exchange rates associated with commercial purchase and sale transactions. These instruments permit us to eliminate the cash flow variability, in local currency, of costs or selling prices denominated in currencies other than the functional currency. In addition, we use these instruments, along with interest rate and currency swaps, to optimize borrowing costs and investment returns. For example, currency swaps and non-functional currency borrowings together provide lower funding costs than could be achieved by issuing debt directly in a given currency.

At December 31, 2002, amounts related to derivatives qualifying as cash flow hedges amounted to a reduction of equity of $2,112 million, of which $519 million was expected to be transferred to earnings in 2003 along with the earnings effects of the related forecasted transactions. In 2002, there were no forecasted transactions that failed to occur. At December 31, 2002, the maximum term of derivative instruments that hedge forecasted transactions was 24 months.

Fair value hedges

Under SFAS 133, fair value hedges are hedges that eliminate the risk of changes in the fair values of assets, liabilities and certain types of firm commitments. For example, we will use an interest rate swap in which we receive a fixed rate of interest and pay a variable rate of interest to change the cash flow profile of a fixed rate borrowing to match the variable rate financial asset that it is funding. Changes in fair value of derivatives designated and effective as fair value hedges are recorded in earnings and are offset by corresponding changes in the fair value of the hedged item.

We use interest rate swaps, currency swaps and interest rate and currency forwards to hedge the effect of interest rate and currency exchange rate changes on local and nonfunctional currency denominated fixed rate borrowings and certain types of fixed rate assets. Equity options are used to hedge price changes in investment securities and equity-indexed annuity liabilities at Insurance.

Net investment hedges

The net investment hedge designation under SFAS 133 refers to the use of derivative contracts or cash instruments to hedge the foreign currency exposure of a net investment in a foreign operation. We manage currency exposures that result from net investments in affiliates principally by funding assets denominated in local currency with debt denominated in that same currency. In certain circumstances, we manage such exposures with currency forwards and currency swaps.

Derivatives not designated as hedges

SFAS 133 specifies criteria that must be met in order to apply any of the three forms of hedge accounting. For example, hedge accounting is not permitted for hedged items that are marked to market through earnings. We use derivatives to hedge exposures when it makes economic sense to do so, including circumstances in which the hedging relationship does not qualify for hedge accounting as described below. We also will occasionally receive derivatives, such as equity warrants, in the ordinary course of business. Under SFAS 133, derivatives that do not qualify for hedge accounting are marked to market through earnings.

We use option contracts, including caps, floors and collars, as an economic hedge of changes in interest rates, currency exchange rates and equity prices on certain types of assets and liabilities. For example, Insurance uses equity options to hedge the risk of changes in equity prices embedded in liabilities associated with annuity contracts it writes. We also use interest rate swaps, purchased options and futures as an economic hedge of the fair value of mortgage servicing rights. We occasionally obtain equity warrants as part of sourcing or financing transactions. Although these instruments are considered to be derivatives under SFAS 133, their economic risk is similar to, and managed on the same basis as, other equity instruments we hold.

Earnings effects of derivatives

The table that follows provides additional information about the earnings effects of derivatives. In the context of hedging relationships, “effectiveness” refers to the degree to which fair value changes in the hedging instrument offset the corresponding expected earnings effects of the hedged item. Certain elements of hedge positions cannot qualify for hedge accounting under SFAS 133 whether effective or not, and must therefore be marked to market through earnings. Time value of purchased options is the most common example of such elements in instruments we use. Pre-tax earnings effects of such items are shown in the following table as “amounts excluded from the measure of effectiveness.”

	December 31
	2002	2001

	(In millions)
Cash flow hedges
Ineffectiveness	$(24)	$1
Amounts excluded from the measure of effectiveness	—	(1)
Fair value hedges
Ineffectiveness	3	26
Amounts excluded from the measure of effectiveness	3	(16)

Counterparty credit risk

The risk that counterparties to derivative contracts will be financially unable to make payments to us according to the terms of the agreements is counterparty credit risk. We manage counterparty credit risk on an individual counterparty basis, which means that we net gains and losses for each counterparty to determine the amount at risk. When a counterparty exceeds credit exposure limits in terms of amounts they owe us (see table below), typically as a result of changes in market conditions, no additional transactions are permitted to be executed until the exposure with that counterparty is reduced to an amount that is within the established limit. All swaps are required to be executed under master swap agreements containing mutual credit downgrade provisions that provide the ability to require assignment or termination in the event either party is downgraded below A3 or A-. If the downgrade provisions had been triggered at December 31, 2002, we could have been required to disburse up to $4.0 billion and could have claimed $1.9 billion from counterparties — the net fair value losses and gains. At December 31, 2002 and 2001, gross fair value gains amounted to $5.0 billion and $3.3 billion, respectively. At December 31, 2002 and 2001, gross fair value losses amounted to $7.1 billion and $5.4 billion, respectively.

As part of its ongoing activities, our financial services businesses enter into swaps that are integrated into investments in or loans to particular customers. Such integrated swaps not involving assumption of third-party credit risk are evaluated and monitored like their associated investments or loans and are therefore not subject to the same credit criteria that would apply to a stand-alone position. Except for such positions, all other swaps, purchased options and forwards with contractual maturities longer than one year are conducted within the credit policy constraints provided in the table below. Foreign exchange forwards with contractual maturities shorter than one year must be executed with counterparties having an A-1/P-1 credit rating and the credit limit for exposures on these transactions is $150 million.

COUNTERPARTY CREDIT CRITERIA

Credit rating
	Moody’s	S&P
Term of transaction
Between one and five years	Aa3	AA-
Greater than five years	Aaa	AAA
Credit exposure limits
Up to $50 million	Aa3	AA-
Up to $75 million	Aaa	AAA

FINANCIAL INSTRUMENTS

	December 31

	2002							2001

			Assets (liabilities)					Assets (liabilities)

			Carrying	Estimated				Carrying	Estimate
	Notional		amount	fair value		Notional		amount	fair value
	amount		(net)	High	Low	amount		(net)	High	Low

	(In millions)
GE(a)
Investments and notes receivable		(b)	$567	$567	$567		(b)	$570	$568	$568
Borrowings(c)(d)		(b)	(9,756)	(9,816)	(9,816)		(b)	(2,509)	(2,509)	(2,509)
GECS(a)
Assets
Time sales and loans		(b)	138,695	141,784	138,834		(b)	115,773	117,159	115,135
Other commercial and residential mortgages		(b)	8,093	8,504	8,417		(b)	6,505	6,671	6,636
Other financial instruments		(b)	6,702	6,772	6,634		(b)	4,742	4,806	4,734
Liabilities
Borrowings(c)(d)(f)		(b)	(270,347)	(286,824)	(273,717)		(b)	(240,519)	(249,516)	(240,519)
Investment contract benefits		(b)	(37,814)	(37,731)	(37,312)		(b)	(32,427)	(32,192)	(31,815)
Insurance — financial guarantees and credit life(e)	312,489		(3,614)	(3,475)	(3,564)	278,941		(2,941)	(2,983)	(3,091)
Other financial instruments		(b)	(369)	(369)	(369)		(b)	(629)	(590)	(590)
Other firm commitments
Ordinary course of business lending commitments	11,956		—	—	—	10,279		—	—	—
Unused revolving credit lines
Commercial	28,525		—	—	—	27,770		—	—	—
Consumer-principally credit cards	259,085		—	—	—	222,929		—	—	—

(a)	As a result of the adoption of FIN 45, guarantees within its scope are disclosed within notes 29 and 30.

(b)	These financial instruments do not have notional amounts.

(c)	Includes effects of interest rate and currency swaps.

(d)	See note 18.

(e)	See note 19.

(f)	Estimated fair values in 2001 have been re-evaluated consistent with our current methodology.

Assets and liabilities that are reflected in the accompanying financial statements at fair value are not included in the following disclosures; such items include cash and equivalents, investment securities, separate accounts and derivative financial instruments. Other assets and liabilities — those not carried at fair value — are discussed below. Apart from certain of our borrowings and certain marketable securities, few of the instruments discussed below are actively traded and their fair values must often be determined using models. Although we have made every effort to develop the fairest representation of fair value for this section, it would be unusual if the estimates could actually have been realized at December 31, 2002 or 2001.

A description of how we estimate fair values follows.

Time sales and loans

Based on quoted market prices, recent transactions and/or discounted future cash flows, using rates at which similar loans would have been made to similar borrowers.

Borrowings

Based on market quotes or comparables.

Investment contract benefits

Based on expected future cash flows, discounted at currently offered discount rates for immediate annuity contracts or cash surrender values for single premium deferred annuities.

Financial guarantees and credit life

Based on expected future cash flows, considering expected renewal premiums, claims, refunds and servicing costs, discounted at a current market rate.

All other instruments

Based on comparable market transactions, discounted future cash flows, quoted market prices, and/or estimates of the cost to terminate or otherwise settle obligations.

Unused credit lines and lending commitments at December 31, 2002, were as follows:

	Fixed	Variable
	rate	rate	Total

	(In millions)
Ordinary course of business lending commitments	$842	$11,114	$11,956
Unused revolving credit lines
Commercial	8,879	19,646	28,525
Consumer-principally credit cards	136,249	122,836	259,085

NOTE 29

NON-CONTROLLED ENTITIES

SPECIAL PURPOSE ENTITIES (SPEs) are sponsored and used by GE in the ordinary course of business, most commonly for asset securitization. The typical transaction involves our sale of high-quality, financial assets to highly-rated entities financed with commercial paper. Often, we provide credit support for certain of these assets as well as liquidity support for the commercial paper.

The following table summarizes receivables held by SPEs that are sponsored or supported by us.

	December 31
	2002	2001

	(In millions)
Receivables-secured by
Equipment	$12,215	$12,781
Commercial real estate	11,079	9,971
Other assets	7,769	7,761
Credit card receivables	10,466	9,470
Trade receivables	693	3,028

Total receivables	$42,222	$43,011

GE assets included in the categories above at year-end 2001 were as follows: Equipment-$631 million; Other assets-$757 million; Trade receivables-$2,396 million. In 2002, we transferred the trade receivables program to a non-sponsored entity and acquired the entire amount classified as equipment receivables and all but $416 million of other assets.

In addition to the activities discussed above, Financial Guaranty Insurance Company (FGIC), a consolidated affiliate in the Insurance segment, uses SPEs that offer municipalities guaranteed investment contracts with interests in high-quality, fixed maturity, investment grade assets. FGIC actively manages these assets under strict investment criteria and we also provide certain performance guarantees. Total assets in sponsored FGIC entities amounted to $13.7 billion and $13.4 billion at December 31, 2002 and 2001, respectively.

A summary of financial support provided to SPEs for the subsequent 12 months follows.

	December 31
	2002	2001

	(In millions)
Credit and liquidity(a)(b)	$27,247	$43,176
Credit and liquidity-unused(c)	5,034	9,404
Performance guarantees	3,836	3,759
Performance guarantees-unused(c)	364	441
Guarantee and reimbursement contracts	2,673	2,456

(a)	Includes credit support of $16.9 billion and $16.8 billion at December 31, 2002 and 2001, respectively.

(b)	Net of participated liquidity of $11.7 billion and arrangements that defer $1.9 billion of liquidity support to 2004.

(c)	Available support conditioned on an increase of qualified assets in SPEs.

•	Credit and liquidity support agreements. We have agreed to lend to these entities on a secured basis if (a) certain market conditions render the entities unable to issue new debt instruments, or (b) the credit ratings of debt issued by such entities were reduced below specified levels. Timing of such liquidity support depends on the associated maturities of supported debt. We reduce our exposure to liquidity support agreements by obtaining offsetting support from third-party banks. Such offsetting support amounted to $11.7 billion at December 31, 2002. We also provide credit support for credit losses on certain assets: full recourse for $9.7 billion and the remaining $7.2 billion based on loss-sharing formulae at December 31, 2002. This support is available for the life of the assets but generally amortizes in proportion to the assets outstanding. Assets with credit support are primarily funded by commercial paper that is subject to the liquidity support.

•	Performance guarantees. We provide both letters of credit and lines of credit for guaranteed investment contracts. The letters of credit may be drawn upon occurrence of a credit event or a program event of default, which includes a downgrade of the SPE or failure to pay the SPE’s secured obligations. The lines of credit enable the SPEs to pay all amounts owed under investment agreements, hedge contracts and distributions on preferred securities.

•	Guarantee and reimbursement contracts. We provide protection to certain counterparties of interest rate swaps entered into by SPEs related to changes in the relationship between commercial paper interest rates and the timing and amount of the payment streams. These arrangements provide protection for the life of the assets held by the SPE but generally amortize in proportion to the assets outstanding. The fair value of the related liability is $26 million at year-end 2002.

We evaluate the economic, liquidity and credit risk related to the above SPEs and support arrangements and believe that the likelihood is remote that any such arrangements could have a significant adverse effect on our financial position, results of operations or liquidity. We record liabilities, as disclosed above, for such guarantees based on our best estimate of probable losses.

Sales of securitized assets to SPEs result in a gain or loss amounting to the net of sales proceeds, the carrying amount of net assets sold, the fair value of servicing rights and retained interests and an allowance for losses. Amounts recognized in our financial statements related to sales to sponsored or supported SPEs are as follows:

	December 31
	2002	2001

	(In millions)
Retained interests-assets	$2,195	$2,183
Servicing assets	54	202
Recourse liability	(233)	(757)

Total	$2,016	$1,628

•	Retained interests. When we securitize receivables, we are required to recognize our retained interests, which represent our rights to expected net future cash flows, at their fair value. Retained interests generally approximate the gain recognized, and are sometimes subject to credit, prepayment and interest rate risks.

•	Servicing assets. Following a securitization transaction, we retain the responsibility for servicing the receivables, and, as such, are entitled to receive an ongoing fee based on the outstanding principal balances of the receivables. Servicing assets are primarily associated with residential mortgage loans. Their value is subject to credit, prepayment and interest rate risk.

•	Recourse liability. As described previously, under credit support agreements we provide recourse for credit losses in SPEs. We provide for expected credit losses under these agreements and such amounts approximate fair value.

Amounts in the table above relate to SPEs that are sponsored or supported by us; amounts related to other securitizations totaled $1,346 million and $1,345 million at December 31, 2002 and 2001, respectively.

OTHER NON-CONTROLLED ENTITIES. We also have certain investments in associated companies for which we provide varying degrees of financial support and are entitled to a share in the results of the entities’ activities. While all of these entities are substantive operating companies, some may need to be evaluated for potential consolidation under FIN 46. The types of support we typically provide to these entities consist of credit enhancement, such as debt guarantees, take-or-pay contracts that provide for minimum purchase commitments, and other contractual arrangements.

NOTE 30

COMMITMENTS AND PRODUCT WARRANTIES

Commitments

In our Aircraft Engines business, we have committed to provide financial assistance on future sales of aircraft equipped with our engines, totaling $1.6 billion at year-end 2002. In addition, our Commercial Finance business had placed multi-year orders for various Boeing, Airbus and other aircraft with list prices approximating $15.4 billion at year-end 2002.

At year-end 2002, we were committed under the following guarantee arrangements beyond those provided on behalf of SPEs (see note 29):

•	Liquidity support. Liquidity support provided to holders of certain variable rate bonds issued by municipalities amounted to $4.8 billion at December 31, 2002. If holders elect to sell supported bonds that cannot be remarketed, we are obligated to repurchase them at par. If called upon, our position would be secured by the repurchased bonds. While we hold any such bonds, we would receive interest payments from the municipalities at a rate that is in excess of the stated rate on the bond. To date, we have not been required to perform under such arrangements.

•	Credit support. We have provided $4.2 billion of credit support on behalf of certain customers or associated companies, predominantly joint ventures and partnerships, using arrangements such as standby letters of credit and performance guarantees. These arrangements enable our customers and associated companies to execute transactions or obtain desired financing arrangements with third parties. Should the customer or associated company fail to perform under the terms of the transaction or financing arrangement, we would be required to perform on their behalf. Under most such arrangements, our guarantee is secured, usually by the asset being purchased or financed but possibly by total assets of the customer or associated company. The length of these credit support arrangements parallels the length of the related financing arrangements or transactions. The liability for such credit support was $51 million at December 31, 2002.

•	Indemnification agreements. These are agreements that require us to fund up to $1.3 billion under residual value guarantees on a variety of leased equipment and $0.2 billion of other indemnification commitments arising from sales of businesses or assets. Under most of our residual value guarantees, our commitment is secured by the leased asset at termination of the lease. The liability for indemnification agreements was $64 million at December 31, 2002.

•	Contingent consideration. These are agreements to provide additional consideration in a business combination to the seller if contractually specified conditions related to the acquired entity are achieved. At December 31, 2002, we had recognized liabilities for estimated payments amounting to $72 million of our exposure of $0.3 billion.

Our guarantees are provided in the ordinary course of business. We underwrite these guarantees considering economic, liquidity and credit risk of the counterparty. We believe that the likelihood is remote that any such arrangements could have a significant adverse effect on our financial position, results of operations or liquidity. We record liabilities, as disclosed above, for such guarantees based on our best estimate of probable losses, which considers amounts recoverable under recourse provisions. For example, at year-end 2002, the total fair value of aircraft securing our airline industry guarantees exceeded the guaranteed amounts, net of the associated allowance for losses.

Product warranties

We provide for estimated product warranty expenses when we sell the related products. Because warranty estimates are forecasts that are based on the best available information — mostly historical claims experience — claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.

	2002	2001	2000

	(In millions)
Balance at January 1	$968	$767	$719
Current year provisions	918	841	564
Expenditures(a)	(694)	(658)	(557)
Other changes(b)	112	18	41

Balance at December 31	$1,304	$968	$767

(a)	Primarily related to Power Systems.

(b)	Primarily related to acquisitions at Power Systems.

NOTE 31

QUARTERLY INFORMATION (UNAUDITED)

	First quarter		Second quarter		Third quarter		Fourth quarter
	2002	2001	2002	2001	2002	2001	2002	2001

	(Dollar amounts in millions; per-share amounts in dollars)
Consolidated operations
Earnings before accounting changes	$3,518	$3,017	$4,426	$3,897	$4,087	$3,281	$3,102	$3,933
Cumulative effect of accounting changes	(1,015)	(444)	—	—	—	—	—	—

Net earnings	2,503	2,573	4,426	3,897	4,087	3,281	3,102	3,933
Per-share amounts before accounting changes
Diluted earnings per share	$0.35	$0.30	$0.44	$0.39	$0.41	$0.33	$0.31	$0.39
Basic earnings per share	0.35	0.30	0.45	0.39	0.41	0.33	0.31	0.40
Per-share amounts after accounting changes
Diluted earnings per share	0.25	0.26	0.44	0.39	0.41	0.33	0.31	0.39
Basic earnings per share	0.25	0.26	0.45	0.39	0.41	0.33	0.31	0.40
Selected data
GE
Sales of goods and services	16,748	15,850	19,459	17,588	17,386	16,359	19,724	18,221
Gross profit from sales	5,067	4,960	6,319	5,677	5,702	5,245	6,033	6,059
GECS
Total revenues	13,899	14,723	13,852	14,399	14,981	13,298	15,455	15,933
Earnings before accounting changes	1,657	1,401	1,327	1,477	1,551	1,301	91	1,407

For GE, gross profit from sales is sales of goods and services less costs of goods and services sold.

Fourth quarter earnings in 2002 included an after-tax charge of $1,386 million ($0.14 per share) to record adverse development in the Insurance segment.

OUR BUSINESSES

A description of operating segments for General Electric Company and consolidated affiliates follows.

Aircraft Engines

Jet engines and replacement parts and repair and maintenance services for all categories of commercial aircraft (short/medium, intermediate and long-range); for a wide variety of military aircraft, including fighters, bombers, tankers and helicopters; and for executive and commuter aircraft. Products and services are sold worldwide to airframe manufacturers, airlines and government agencies. Also includes aircraft engine derivatives, used as marine propulsion and industrial power sources; the latter is also reported in Power Systems.

Commercial Finance

Loans, financing and operating leases, and other services for customers, including manufacturers, distributors and end-users, for a variety of equipment and major capital assets including industrial facilities and equipment, energy-related facilities, commercial and residential real estate loans and investments, vehicles, aircraft, and equipment used in construction, manufacturing, data processing and office applications, electronics and telecommunications, and healthcare.

Consumer Finance

Private-label credit card loans, personal loans, time sales and revolving credit, residential mortgage financing and inventory financing for retail merchants, and auto leasing and inventory financing.

Consumer Products

Major appliances and related services for products such as refrigerators, freezers, electric and gas ranges, cooktops, dishwashers, clothes washers and dryers, microwave ovens, room air conditioners and residential water system products. Distributed to both retail outlets and direct to consumers, mainly for the replacement market, and to building contractors and distributors for new installations. Lighting products include a wide variety of lamps, lighting fixtures and wiring devices. Products and services are sold in North America and in global markets under various GE and private-label brands.

Equipment Management

Leases, loans, sales and asset management services for portfolios of commercial and transportation equipment, including tractors, trailers, auto fleets, railroad rolling stock, intermodal shipping containers and modular space units.

Industrial Products and Systems

Electrical distribution and control equipment (including power delivery and control products such as transformers, meters, relays, capacitors and arresters); measurement and sensing equipment (products and subsystems for sensing temperatures, humidity and pressure); security equipment and systems (including card access systems, video and sensor monitoring equipment and integrated facility monitoring systems); electric motors and related products; a broad range of electrical and electronic industrial automation products (including drive systems); installation, engineering and repair services, which includes management and technical expertise for large projects such as process control systems; and GE Supply, a network of electrical supply houses. Markets are extremely diverse. Products and services are sold to commercial and industrial end users, including utilities, to original equipment manufacturers, to electrical distributors, to retail outlets, to railways and to transit authorities. Increasingly, products and services are developed for and sold in global markets.

Insurance

U.S. and international multiple-line property and casualty reinsurance, certain directly written specialty insurance and life reinsurance, consumer investment, insurance and retirement services, financial guaranty insurance, principally on municipal bonds and asset-backed securities, and private mortgage insurance.

Medical Systems

Medical imaging systems such as magnetic resonance (MR) and computed tomography (CT) scanners, x-ray, nuclear imaging and ultrasound, as well as diagnostic cardiology and patient monitoring devices;

related services, including equipment monitoring and repair, computerized data management and customer productivity services. Products and services are sold worldwide to hospitals and medical facilities.

Plastics

High-performance engineered plastics used in applications such as automobiles and housings for computers and other business equipment and ABS resins. Products and services are sold worldwide to a diverse customer base consisting mainly of manufacturers.

NBC

Principal businesses are the furnishing of U.S. network television services to more than 220 affiliated stations, production of television programs, operation of 28 VHF and UHF television broadcasting stations, operation of four cable/satellite networks around the world, and investment and programming activities in the Internet, multimedia and cable television.

Power Systems

Power plant products and services, including design, installation, operation and maintenance services sold into global markets. Gas turbines, steam turbines, generators and related services including total asset optimization solutions and equipment upgrades are sold to power generation and other industrial customers. Renewable energy solutions including wind turbines and hydro. Advanced turbomachinery products and related services for the oil and gas market, also including total pipeline integrity solutions. Substation automation and network solutions sold to power transmission and distribution customers. Also includes portable and rental power plants, nuclear reactors, fuel and nuclear support services.

Specialty Materials

Silicones; superabrasive industrial diamonds; quartz products; and laminates. Also includes engineered specialty chemical treatment programs for water and process systems in industrial, commercial and institutional facilities worldwide. Products and services are sold worldwide to a diverse customer base consisting mainly of manufacturers.

Transportation Systems

Transportation systems products and maintenance services (including diesel and electric locomotives, transit propulsion equipment, motorized wheels for off-highway vehicles, and railway signaling communications systems);

All Other GECS

GECS activities and businesses that we have chosen not to allocate to one of the four GECS segments, including IT Solutions, GE Auto & Home, GE Equity, AFS, Americom, Wards and other asset impairments and product line exits.

PART 6

INFORMATION ON THE GE SHARES

1.     Description of GE Shares

General Electric’s authorised capital currently consists of 13,200,000,000 GE Shares and 50,000,000 shares of preferred stock of $1.00 par value each (the “GE Preferred Shares”). As of 31 January 2004, General Electric had outstanding 10,072,685,621 GE Shares, all of which were validly issued, fully paid and non-assessable, and no outstanding GE Preferred Shares.

The following is a brief description of certain principal rights of holders of GE Shares (the “GE Shareholders”). For a complete understanding of these rights, Amersham Shareholders should refer to the laws and applicable regulations of the State of New York, United States, the listing requirements of the NYSE and the certificate of incorporation and the by-laws of General Electric, as amended (for the purposes of this Part 6, the “Certificate of Incorporation” and the “By-laws”, respectively).

(a)    General

General Electric is incorporated in the State of New York, United States, and operates in accordance with the New York Business Corporation Law (the “NYBCL”). The rights of GE Shareholders are determined by the NYBCL, the securities laws and other legislation of New York and the United States, the Certificate of Incorporation and the By-laws.

(b)    Dividends

Subject to preferences applicable to any outstanding GE Preferred Shares, GE Shareholders are entitled to receive rateably such dividends as may be declared by the General Electric Board from time to time, out of funds legally available for this purpose.

Generally General Electric pays quarterly cash dividends on GE Shares. The declaration and payment of dividends depends upon business conditions, operating results and the General Electric Board’s consideration of other relevant factors. All cash dividends are paid in US dollars. General Electric declared dividends of $7.8 billion in aggregate in 2003 (2002: $7.3 billion), being an average of $0.77 for each GE Share (2002: $0.73) which represents an increase of approximately 5 per cent. from 2002 (2002: approximately 11 per cent. increase from 2001).

(c)    Meetings of shareholders

The By-laws provide that the annual meeting of the shareholders of General Electric will be held on the fourth Wednesday in April of each year, or as the General Electric Board may from time to time otherwise determine.

The By-laws provide that special meetings of the shareholders of General Electric may be called by the General Electric Board or by the written request of shareholders holding at least 40 per cent. of the issued shares of General Electric.

Under the NYBCL, GE Shareholders will be given personally or by first class post, notice of any annual or special meeting not less than 10 nor more than 60 days before the date of such meeting. Such notice may be given instead by third class mail not less than 24 nor more than 60 days before the date of such meeting.

The NYBCL requires the unanimous consent in writing of the holders of all outstanding shares entitled to vote thereon for any action requiring a vote of shareholders, if such action is taken without a meeting.

(d)    Voting rights

Under the NYBCL, all matters submitted to a vote at a meeting of the shareholders of General Electric generally require, for approval, the presence of a quorum, consisting of holders of shares entitled to cast a majority of the votes at such meeting, and (except in respect of the election of the directors) the affirmative vote of the majority of votes cast. Under the NYBCL, the directors of General Electric are elected by a plurality of the votes cast (which, in an election with more than two candidates for a position, permits a candidate to be elected if he or she receives the greatest number of votes although that number may be less than a majority).

Each GE Shareholder is entitled to one vote for each GE Share held in respect of each matter upon which he or she has the right to vote.

The NYBCL requires that the record date for the purposes of entitlement to vote at a meeting of the shareholders of General Electric be not less than 10 nor more than 60 days before the date of such meeting.

(e)    Shareholders’ votes on certain transactions

Under the NYBCL, a plan of merger, consolidation, dissolution or disposition of all or substantially all of the assets of any corporation in existence on 22 February 1998 (including General Electric) must be approved by two-thirds of the votes of all outstanding shares entitled to vote thereon unless otherwise provided in the certificate of incorporation. The Certificate of Incorporation does not provide otherwise.

(f)    Transfers

The By-laws provide that GE Shares shall only be transferable within the books of General Electric, by the holder thereof, in person, or by properly authenticated power of attorney. The General Electric Board (or an executive committee thereof) may appoint suitable agents to facilitate transfers by GE Shareholders under such regulations as the General Electric Board may from time to time prescribe. The transfer books may be closed by the General Electric Board for such periods as they may deem advisable for dividend or other purposes.

The Bank of New York has been appointed to act as transfer agent and registrar. No share certificate issued for GE Shares shall be binding upon General Electric, or have any validity, unless countersigned by The Bank of New York, or by a successor of any such registrar appointed by the General Electric Board.

The General Electric Board may make further regulations regarding the transfer of GE Shares as they consider advisable from time to time.

(g)    Business combinations

The NYBCL prohibits any business combination (defined to include a variety of transactions, such as mergers, consolidations, sales or disposition of assets, issuance of shares, liquidations, reclassifications and the receipt of certain benefits from the corporation, including loans or guarantees) with, involving or proposed by any interested shareholder (defined generally as a person who, (i) directly or indirectly, beneficially owns 20 per cent. or more of the outstanding voting shares of a New York corporation, or (ii) is an affiliate or associate of such corporation and at any time within the past five years was a beneficial owner of 20 per cent. or more of such shares) for a period of five years after the date on which the person became an interested shareholder. After such five year period, a business combination between a New York corporation and such interested shareholder is prohibited unless either certain “fair price” criteria are met or the business combination is approved by the holders of a majority of the outstanding voting shares not beneficially owned by such interested shareholder or its affiliates or associates. The NYBCL exempts from its prohibitions any business combination with an interested shareholder if such business combination, or the purchase of shares by the interested shareholder that caused such shareholder to become an interested shareholder, is approved by the board of directors of the New York corporation prior to the date on which such shareholder becomes an interested shareholder.

Under the NYBCL, corporations may elect not to be governed by the business combinations statute; General Electric has not so elected.

(h)    Rights of appraisal

Under the NYBCL, a dissenting shareholder who follows prescribed statutory procedures is entitled to receive payment of the fair value of his or her shares if such shareholder objects to certain mergers or consolidations, amendments or changes to the corporation’s certificate of incorporation adversely affecting the dissenting shareholder’s shares, certain sales, leases, exchanges or other dispositions of all or substantially all of the corporation’s assets or certain share exchanges (but not, with regard to certain of the foregoing, if the dissenting shareholder’s shares in the corporation are listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc.). GE Shares are listed on the NYSE as well as other national securities exchanges.

(i)     Pre-emptive rights

Under the NYBCL, holders of equity securities of a New York corporation incorporated prior to 22 February 1998 (including General Electric) have pre-emptive rights over new issues of equity securities unless otherwise provided by statute or in the certificate of incorporation. The Certificate of Incorporation expressly denies pre-emptive rights to GE Shareholders.

(j)     Preferred shares

Under the Certificate of Incorporation, up to 50,000,000 GE Preferred Shares may be issued from time to time, in one or more series, as authorised by the General Electric Board, without further approval of the GE Shareholders. Subject to the limitations prescribed by the NYBCL, the Certificate of Incorporation and the By-laws, the General Electric Board may fix the powers, preferences, rights or restrictions of any such series of GE Preferred Shares and could authorise the issuance of GE Preferred Shares with terms and conditions which could have the effect of discouraging a takeover of, or other transaction involving, General Electric. There are no outstanding GE Preferred Shares.

(k)    Liquidation, dissolution or winding-up

In the event of a voluntary or involuntary liquidation, dissolution or winding-up of General Electric, GE Shareholders will be entitled to participate rateably in any assets available for distribution, subject to any preferential rights of any outstanding GE Preferred Shares.

(l)     Amendment of governing instruments

Generally, the NYBCL permits the amendment of the Certificate of Incorporation if approved by a majority vote of the General Electric Board and the affirmative vote of the holders of at least a majority of the outstanding shares of General Electric entitled to vote thereon.

The By-laws may be amended, repealed or adopted by a majority of the votes cast by the shareholders at the time entitled to vote in the election of any directors, or by the General Electric Board, except that the General Electric Board does not have the authority to amend or repeal any by-law which is adopted by shareholders of General Electric after 20 April 1948, unless such authority is granted to the General Electric Board by the specific provisions of a by-law adopted by the shareholders of General Electric.

(m)   Number, election and removal of directors

The General Electric Board currently consists of 16 directors whose names are set out in Section 3 of Part 7 (Additional Information) of this document. The number of General Electric directors shall not fall below 10.

The By-laws provide that directors of General Electric shall be elected (or re-elected as the case may be) each year at the annual meeting of the shareholders of General Electric, and that any vacancy occurring in the General Electric Board may be filled for the unexpired term by the General Electric Board.

Any or all of the directors of General Electric may be removed for cause but may not be removed without cause even with the approval of the shareholders of General Electric.

(n)    Limitation on directors’ liabilities

The Certificate of Incorporation provides that a person who is or was a director of General Electric will have no personal liability to General Electric or its shareholders for damages for any breach of duty in such capacity save that such liability shall not be eliminated or limited where such liability is imposed under the NYBCL.

(o)    Indemnification of directors and officers

The By-laws provide that General Electric shall, to the fullest extent permitted by applicable law, indemnify any person who is or was or has agreed to become a director or an officer of General Electric against damages; provided that no indemnification may be provided to any person if a judgment or other final adjudication adverse to the director or officer establishes that (i) his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (ii) he or she personally gained a financial profit or other advantage to which he or she was not legally entitled.

The By-laws provide that General Electric may indemnify any of its other employees or agents as authorised by the General Electric Board or by a committee designated for such purpose. The By-laws provide that General Electric may also indemnify any person to whom it is permitted by applicable law to provide indemnification or the advancement of expenses.

(p)    Disclosure of interests

Acquirers of GE Shares are subject to disclosure requirements under section 13(d)(1) of the Exchange Act and Regulation 13D-G thereunder, which require any person who becomes the beneficial owner of more than 5 per cent. of the issued and outstanding GE Shares, within 10 days after such acquisition, to file a Schedule 13D or 13G (as the case may be) with the SEC disclosing certain specified information, and to send a copy of the Schedule 13D or 13G (as the case may be) to General Electric and to each national securities exchange where GE Shares are traded.

2.     Differences between GE Shares and Amersham Shares

The following is a summary comparison of material differences between the rights of GE Shareholders and Amersham Shareholders arising from the differences between the corporate laws of the State of New York and the company laws of England and Wales, the governing instruments of the two companies, and the securities laws and regulations governing the two companies. However, it is not intended to be a complete description of the laws of the State of New York or of England and Wales, nor of the other rules or laws referred to in this summary.

(a)    Voting rights

(i)     GE Shareholders

Under the NYBCL, all matters submitted to a vote at a meeting of the shareholders of General Electric generally require, for approval, the presence of a quorum, consisting of holders of shares entitled to cast a majority of the votes at the meeting, and (except for the election of the directors) the affirmative vote of the majority of votes cast, unless otherwise provided by statute, a corporation’s certificate of incorporation or its by-laws. Neither General Electric’s Certificate of Incorporation nor its By-laws provide otherwise.

Directors are elected by a plurality of the votes cast (which, in an election with more than two candidates for a position, permits a candidate to be elected if he or she receives the greatest number of votes although that number may be less than a majority), unless otherwise provided by statute or a corporation’s certificate of incorporation. General Electric’s Certificate of Incorporation does not provide otherwise. Under the NYBCL, a corporation’s certificate of incorporation may also provide that each shareholder is entitled to cumulative voting in elections of directors. General Electric’s Certificate of Incorporation does not provide for cumulative voting in elections of directors.

Each GE Shareholder is entitled to one vote for each GE Share held in respect of each matter upon which he or she has the right to vote.

The NYBCL requires that the record date for the purposes of entitlement to vote at a meeting of the shareholders of General Electric be not less than 10 nor more than 60 days before the date of such meeting.

(ii)    Amersham Shareholders

Under English law, unless the articles of association provide otherwise, a shareholder entitled to vote at a shareholders’ meeting is entitled to one vote on a show of hands regardless of the number of shares he or she holds. Voting occurs by a show of hands unless a poll is demanded by: (1) the chairman of the meeting; (2) any group of five ordinary shareholders or their proxies; (3) any shareholder or his or her proxy representing at least 10 per cent. of the total voting rights or (4) a shareholder or shareholders present in person or by proxy holding shares conferring a right to vote at the meeting (being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring that right). On a poll each ordinary shareholder or his or her proxy would be entitled to one vote for each ordinary share held by the shareholder. Amersham’s Articles of Association reflect this position.

Under English law, ordinary resolutions may be decided on a show of hands and must be approved by at least a majority of the shareholders present in person, or by proxy if the memorandum and articles of association so permit (which Amersham’s Articles of Association do), and voting at a meeting. If a poll is demanded, the resolution conducted on a poll must be approved by holders of at least a majority of the votes cast at the meeting whether in person or by proxy. Both special and extraordinary resolutions require the affirmative vote of at least 75 per cent. of the votes cast at the meeting.

Under English law, two shareholders present in person constitute a quorum for purposes of a general meeting, unless the company’s articles of association specify otherwise, which they do not in Amersham’s case.

There is no record date for shareholder meetings under English law. However, under the CREST Regulations the record date for a shareholder meeting may not be more than 48 hours prior to the time fixed for such a meeting.

(b)    Action by written consent

(i)     GE Shareholders

The NYBCL requires the unanimous consent in writing of the holders of all outstanding shares entitled to vote thereon for any action requiring a vote of shareholders, if such action is taken without a meeting, unless otherwise provided in the corporation’s certificate of incorporation or by-laws. General Electric’s Certificate of Incorporation and its By-laws do not provide otherwise.

(ii)    Amersham Shareholders

Under English law, a public company cannot pass a written shareholder resolution.

(c)    Shareholders proposals and shareholder nominations of directors

(i)     GE Shareholders

See paragraph (g) entitled “Special meetings of shareholders” below.

(ii)    Amersham Shareholders

Under English law, shareholders may demand that a resolution be voted on at a general meeting if the demand is made:

(1)	by shareholders holding at least five per cent. of the total voting rights at the meeting to which the demand relates; or

(2)	by at least 100 shareholders holding shares on which there has been paid an average sum per shareholder of at least £100.

The shareholders must deposit the demand at the company’s registered office at least six weeks before the general meeting to which it relates.

Resolutions to appoint directors must be put to shareholders on the basis of one resolution for each nominated director. A resolution including more than one director may be presented to be voted upon at a general meeting only if the shareholders have first unanimously approved so doing.

(d)    Sources and payment of dividends

(i)     GE Shareholders

Subject to preferences applicable to any outstanding GE Preferred Shares, GE Shareholders are entitled to receive rateably such dividends as may be declared by the General Electric Board from time to time, out of funds legally available for this purpose. Under the NYBCL, a corporation may pay dividends out of surplus only such that net assets of the corporation remaining after such declaration, payment or distribution shall at least equal the amount of its stated capital, with certain limited exceptions.

(ii)    Amersham Shareholders

Subject to the prior rights of holders of preferred shares, an English company may pay dividends on its ordinary shares only out of its distributable profits, defined as accumulated, realised profits less accumulated, realised losses, and not out of share capital. Share capital includes the share premium account, which is an amount equal to the excess of the aggregate consideration received by a company for the issue of its shares over the aggregate nominal amount of such shares. Amounts credited to the share premium account, however, may be used to pay up unissued shares which may then be distributed to shareholders in proportion to their holdings.

In addition, under English law, Amersham is not permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves.

(e)    Rights of purchase and redemption

(i)     GE Shareholders

The NYBCL provides that the shares of a corporation may not be purchased or redeemed by the corporation (in either case, other than for shares of the corporation and rights to acquire such shares) if the corporation is then insolvent or would thereby be made insolvent. Shares may be purchased or redeemed only out of surplus. Under the NYBCL, General Electric also may not purchase or agree to purchase more than 10 per cent. of its shares from a shareholder for more than the market value thereof unless such purchase or agreement is approved by the affirmative vote of the General Electric Board and a majority of the votes of all outstanding shares entitled to vote thereon at a meeting of shareholders; provided, however, that this requirement does not apply if General Electric were to offer to purchase shares from all shareholders or for shares which the holder has been the beneficial owner of for more than two years. These requirements under the NYBCL in respect of purchases are in addition to any requirements that General Electric must meet under applicable rules of the SEC.

(ii)    Amersham Shareholders

Under English law, a company may issue redeemable shares if authorised by its articles of association, which Amersham is, subject to any conditions stated therein.

A company may purchase its own shares, including any redeemable shares, if the purchase is authorised by its articles of association, which in Amersham’s case it is, and:

(1)	in the case of a market purchase, authority to make the market purchase has been given by any ordinary resolution of its shareholders (although normal practice is to seek approval by way of special resolution); or

(2)	in all other cases, has been approved by a special resolution.

A company may redeem or repurchase shares only if the shares are fully paid and, in the case of public companies, only out of:

(1)	distributable profits; or

(2)	the proceeds of a new issue of shares, made for the purpose of the repurchase or redemption of these shares for cancellation.

The Listing Rules require that where a company has issued shares which are listed on the Official List and are convertible into a class of shares to be repurchased, the holders of the convertible shares must first pass an extraordinary resolution approving any repurchase at a separate class meeting.

The Listing Rules also require that purchases within a 12 month period of 15 per cent. or more of a company’s share capital must be made through either a tender or partial offer to all shareholders, at a stated maximum or fixed price.

Purchases within a 12 month period below the 15 per cent. threshold may be made through:

(1)	the market, provided that the price is not more than five per cent. above the average of the market values of those shares for the five business days before the purchase is made; or

(2)	an off-market transaction negotiated with one or more shareholders subject to prior approval of the transaction by special resolution.

(f)     General meetings of shareholders

(i)     GE Shareholders

General Electric’s By-laws provide that the annual meeting of the shareholders of General Electric will be held on the fourth Wednesday in April of each year, or as the General Electric Board may from time to time otherwise determine. See also paragraph (g) entitled “Special meetings of shareholders” below.

(ii)    Amersham Shareholders

Amersham’s Articles of Association provide that annual general meetings shall be held at such time and place as the board of directors may determine, subject to the provisions of the Companies Act, which require an annual general meeting to be held in each year and not more than 15 months to elapse between the date of one annual general meeting of a company and that of the next.

(g)    Special meetings of shareholders

(i)     GE Shareholders

Under the NYBCL, a special meeting of shareholders may be called by a corporation’s board of directors and by a person or persons authorised by its certificate of incorporation or by-laws. At any special meeting, only business related to the purpose or purposes set forth in the required notice of meeting may be transacted. General Electric’s By-laws provide that special meetings of the shareholders of General Electric may be called by the General Electric Board or by the written request, filed with General Electric’s company secretary, of shareholders holding 40 per cent. of the issued shares of General Electric.

Under the NYBCL, GE Shareholders will be given personally or by first class post, notice of any annual or special meeting not less than 10 nor more than 60 days before the date of such meeting. Such notice may be given instead by third class post not less than 24 nor more than 60 days before the date of such meeting.

The NYBCL also provides that, if for a period of one month after the date fixed by or under the by-laws for the annual meeting of shareholders or, if no date has been fixed, for a period of 13 months after the last annual meeting, there is a failure to elect a sufficient number of directors to conduct the corporation’s business, the board of directors must call a special meeting for the election of directors. If the board of directors does not call a special meeting within two weeks after the expiration of the 13 month period or if it is called but directors are not elected for a period of two months after the expiration of the 13 month period, holders of 10 per cent. of the votes of the shares entitled to vote in an election of directors may, in writing, demand the call of a special meeting for the election of directors.

(ii)    Amersham Shareholders

Under English law, an extraordinary general meeting of shareholders of a company with share capital may be called by:

(1)	the board of directors; or

(2)	shareholders holding at least one-tenth of the paid-up capital of the company carrying voting rights at general meetings.

The notice requirements for an ordinary resolution, an extraordinary resolution and a special resolution of Amersham are as follows:

(1)	ordinary resolution – 14 days’ written notice;

(2)	extraordinary resolution – 14 days’ written notice at an extraordinary general meeting and 21 days’ written notice at an annual general meeting; and

(3)	special resolution – 21 days’ written notice.

Notwithstanding the foregoing notice requirements, 21 days’ written notice must be given for an annual general meeting and any resolutions to be proposed at that meeting.

Amersham’s Articles of Association state that any notice shall be exclusive of the day on which it is served, or deemed to be served, and of the day on which the meeting is held.

“Extraordinary resolutions” are relatively unusual and are confined to matters out of the ordinary course of business, such as a proposal to wind up the affairs of the company.

“Special resolutions” generally involve proposals to:

(1)	change the name of the company;

(2)	alter its capital structure;

(3)	change or amend the rights of shareholders;

(4)	permit the company to issue new shares for cash without applying the shareholders’ pre-emptive rights;

(5)	amend the company’s objects clause in its memorandum of association;

(6)	amend the company’s articles of association; or

(7)	carry out other matters for which the company’s articles of association or the Companies Act prescribe that a “special resolution” is required. In Amersham’s case no other such matters are specified in its Articles of Association.

Other proposals relating to the ordinary course of the company’s business, such as the election of directors and transactions such as mergers and certain significant acquisitions and dispositions, require the approval of an “ordinary resolution”.

(h)    Appraisal rights

(i)     GE Shareholders

Under the NYBCL, a dissenting shareholder who follows prescribed statutory procedures is entitled to receive payment of the fair value of his or her shares if such shareholder objects to certain mergers or consolidations, amendments or changes to the corporation’s certificate of incorporation which adversely affect the dissenting shareholder’s shares, certain sales, leases, exchanges or other dispositions of all or substantially all of the corporation’s assets or certain share exchanges (but not, with regard to certain of the foregoing, if the dissenting shareholder’s shares in the corporation are listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc.). GE Shares are listed on the NYSE as well as other national securities exchanges.

(ii)    Amersham Shareholders

Under English law, shareholders do not generally have appraisal rights, as the concept is understood under New York law, and Amersham’s Articles of Association do not contain any appraisal rights.

Certain limited rights exist where an offeror who, pursuant to a takeover offer for a company, has acquired or contracted to acquire not less than 90 per cent. in value of the shares to which the offer relates, seeks to acquire outstanding minority shareholdings pursuant to the compulsory acquisition provisions of the Companies Act. Similarly, under a scheme of reconstruction under section 110 of the UK Insolvency Act 1986, a shareholder who did not vote in favour of the resolution can require the liquidator to abstain from carrying the resolution into effect, or to purchase his or her interest at a price agreed or determined by arbitration. Additionally, any shareholder who complains that the affairs of the company are being conducted, or that the directors’ powers are being exercised, in a manner unfairly prejudicial to him or her or some part of the shareholders (including himself or herself) may apply to the Court for relief. If the Court finds the complaint to be justified, it may exercise its discretion and order the purchase of the shares on such terms, including as to price, as the Court may determine.

(i)     Pre-emptive rights

(i)     GE Shareholders

Under the NYBCL, holders of equity securities of a New York corporation incorporated prior to 22 February 1998, like General Electric, have pre-emptive rights over issues of new equity securities unless otherwise provided by statute or in the corporation’s certificate of incorporation. General Electric’s Certificate of Incorporation expressly denies pre-emptive rights to GE Shareholders.

(ii)    Amersham Shareholders

Under English law, the issue for cash of:

(1)	relevant equity securities, being those which, with respect to dividends or capital, carry a right to participate beyond a specified amount (not being issued pursuant to an employee share scheme); or

(2)	rights to subscribe for, or convert, into relevant securities,

must be offered first to the existing equity shareholders in proportion to the respective nominal value of their holdings, unless a special resolution to the contrary has been passed by shareholders in a general meeting, or the articles of association provide otherwise.

It is customary for many English companies listed on the Official List of the UK Listing Authority to pass a resolution to authorise the board of directors to disapply these pre-emption rights in respect of a specified amount of share capital, generally five per cent. of issued share capital. Amersham does this every five years.

(j)     Amendment of governing instruments

(i)     GE Shareholders

Generally, the NYBCL permits the amendment of General Electric’s Certificate of Incorporation if any such amendment is approved by a majority vote of the General Electric Board and the affirmative vote of a majority of the outstanding shares of General Electric entitled to vote thereon. Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval of a majority of votes of all outstanding shares of the class, voting separately as a class.

General Electric’s By-laws may be amended, repealed or adopted by a majority of the votes cast by the shares at the time entitled to vote in the election of any directors, or by the General Electric Board, except that the General Electric Board does not have the authority to amend or repeal any by-law which is adopted by shareholders of General Electric after 20 April 1948, unless such authority is granted to the General Electric Board by the specific provisions of a by-law adopted by the shareholders of General Electric.

(ii)    Amersham Shareholders

Under English law, shareholders have the power to amend:

(1)	the objects, or purpose, clause in a company’s memorandum of association; and

(2)	any provisions of the company’s articles of association,

by special resolution, subject to, in the case of amendments to the objects clause of the memorandum of association, the right of dissenting shareholders to apply to the courts to cancel the amendments within 21 days of the passing of the resolution.

Under English law, the board of directors is not authorised to change the memorandum or articles of association.

Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval by extraordinary resolution of the classes affected in separate class meetings.

Amersham’s Articles of Association provide for the variation of class rights either if sanctioned in writing by holders of not less than 75 per cent. in nominal value of the issued shares in the class, or by an extraordinary resolution of the class affected in a separate class meeting.

(k)    Shareholders’ votes on certain transactions

(i)     GE Shareholders

Under the NYBCL, a plan of merger, consolidation, dissolution or disposition of all or substantially all of the assets of a corporation in existence on 22 February 1998 (including General Electric) must be approved by two-thirds of the votes of all outstanding shares entitled to vote thereon unless otherwise provided in the certificate of incorporation. General Electric’s Certificate of Incorporation does not provide otherwise.

(ii)    Amersham Shareholders

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganisations or takeovers. These arrangements require:

(1)	the approval at a special meeting convened by order of the court of a majority in number of shareholders or creditors representing 75 per cent. in value of the capital held by, or debt owed to, the shareholders or creditors, or class thereof as the case may be, present and voting, either in person or by proxy; and

        (2)   the subsequent sanction by the court.

Once approved and sanctioned, all shareholders and creditors of the relevant class and the company are bound by the terms of the scheme.

A scheme of reconstruction under section 110 of the UK Insolvency Act 1986 may be made when a company is being wound-up voluntarily. Under the terms of such a scheme and with the sanction of a special resolution of the shareholders, the whole or part of the company’s business or property is transferred to a second company. Any dissenting shareholder can require the liquidator to abstain from carrying the resolution into effect or to purchase his or her interest at a price agreed or determined by arbitration.

Under the Listing Rules, shareholder approval:

(1)	is required for an acquisition or disposal by a listed company if, in broad terms, the size of the company or business to be acquired or disposed of represents 25 per cent. or more of the size of the listed company; and

(2)	may also be required for certain transactions between a listed company and related parties, which include:

(A)	directors of the company or its subsidiaries;

(B)	holders of 10 per cent. or more of the nominal value of any class of the company’s, or any holding company’s, or any of its subsidiary’s, shares having the right to vote; or

(C)	any of their associates.

(l)     Rights of inspection

(i)     GE Shareholders

The NYBCL provides that any shareholder, upon demonstrating a proper purpose, has the right to examine and copy the minutes of the proceedings of its shareholders and the record of shareholders. Inspection may be denied to a shareholder should he or she refuse to furnish an affidavit showing that (1) the inspection is not for a purpose which is in the interest of a business or object other than the business of the corporation and (2) that he or she has not within five years sold or offered for sale a list of shareholders of any corporation.

Under the NYBCL, a corporation must also provide, upon written request of any shareholder, an annual balance sheet and profit and loss statement for the preceding financial year and, to the extent distributed to shareholders or otherwise made available to the public, the most recent interim balance sheet and profit and loss statement.

General Electric’s By-laws permit the General Electric Board to make regulations in respect of the examination of the books of General Electric by shareholders.

(ii)    Amersham Shareholders

Except when closed under the provisions of the Companies Act, the register and index of names of shareholders of an English company may be inspected:

(1)	without payment by its shareholders; or

(2)	for a fee by any other person.

In both cases, the documents may be copied for a fee.

The shareholders of an English public company may also inspect, without charge:

(1)	minutes of meetings of the shareholders (and obtain copies of the minutes for a fee); and

(2)	service contracts of the company’s directors, if the contracts have more than 12 months to run or require more than 12 months’ notice to terminate.

In addition, public companies are required to provide copies of their annual accounts to shareholders and make available such accounts to shareholders at a general meeting.

(m)   Standard of conduct for directors

(i)     GE Shareholders

Under the NYBCL, a director shall perform his or her duties as a director, including duties as a member of any committee of the board of directors upon which he or she may serve, in good faith and with that degree of care which an ordinarily prudent person in a like position would use under similar circumstances.

In taking action, a director shall be entitled to consider, without limitation, both the long-term and the short-term interests of the corporation and its shareholders, and the effects that the corporation’s actions may have in the short-term or in the long-term upon:

(1)	the prospects for potential growth, development, productivity and profitability of the corporation;

(2)	the corporation’s current employees;

(3)	the corporation’s retired employees and other beneficiaries receiving or entitled to receive retirement, welfare or similar benefits from or pursuant to any plan sponsored, or agreement entered into, by the corporation;

(4)	the corporation’s customers and creditors; and

(5)	the ability of the corporation to provide, as a going concern, goods, services, employment opportunities and employment benefits and otherwise to contribute to the communities in which it does business.

The fiduciary duties of directors are also addressed by decisions of the courts of the State of New York.

(ii)    Amersham Shareholders

Under English law, a director has a fiduciary duty to act in a company’s best interests. This duty includes obligations:

(1)	not to create an actual or potential conflict between his or her duty to the company and duties to any other person or his or her personal interests; and

(2)	to exercise his or her powers only in accordance with the memorandum and articles of association of the company.

In addition, a director must exercise reasonable care and skill. This test is both subjective (i.e., was the director’s conduct that of a reasonably diligent person who has the knowledge and experience of that particular director) and objective (i.e., was the director’s conduct that of a reasonably diligent person having the knowledge and experience that a director should have).

The Companies Act contains restrictions on a company’s power to make loans and confer other benefits to directors and persons connected with them.

(n)    Classification of the board of directors

(i)     GE Shareholders

The NYBCL permits a corporation’s certificate of incorporation or a specific provision of its by-laws adopted by the shareholders, to provide that directors be divided into either two, three or four classes, with the term of office of one class of directors to expire each year. The General Electric Board is not divided into classes.

(ii)    Amersham Shareholders

There are no provisions under English law which govern the term of office of directors, although shareholder approval is required if a director’s contract of employment is for a period of more than five years.

The Combined Code, published by the Committee on Corporate Governance contains principles of good governance and a code of best practice and is appended to the Listing Rules. It recommends that the notice period of directors’ service contracts should be one year or less.

Amersham’s Articles of Association provide that at every general meeting one third of the directors who are subject to retirement by rotation must retire. These retiring directors may be re-appointed by the meeting.

(o)    Removal of directors

(i)     GE Shareholders

The NYBCL provides that any or all of the directors of a corporation may be removed for cause and, if the certificate of incorporation or by-laws of the corporation provide, without cause by vote of the shareholders. General Electric’s Certificate of Incorporation and its By-laws do not provide for the removal of directors without cause.

(ii)    Amersham Shareholders

Under the Companies Act, shareholders may remove a director without cause by ordinary resolution, irrespective of any provisions of the company’s articles of association or service contract the director has with the company, provided, however, that at least 28 clear days’ notice is given to the company.

(p)    Vacancies on the board of directors

(i)     GE Shareholders

General Electric’s By-laws provide that any vacancy occurring in the General Electric Board may be filled for the unexpired term by the General Electric Board.

(ii)    Amersham Shareholders

Shareholders may by ordinary resolution, at a general meeting, appoint a person to be a director:

(1)	to fill a vacancy; or

(2)	to become an additional director, subject to any maximum provided in the company’s articles of association.

The board of directors has the power to appoint a person as director to serve until the next general meeting of the company, whereupon the director concerned is required to retire, but will be eligible for re-election. However, the total number of directors shall not exceed any maximum number fixed in accordance with the company’s articles of association.

Amersham’s Articles of Association provide that the minimum number of directors shall be four and that there shall be no maximum.

(q)    Limitation of liability of directors and officers

(i)     GE Shareholders

The NYBCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting a director’s personal liability to the corporation or its shareholders for damages for any breach of duty in his or her capacity as a director except in certain circumstances.

General Electric’s Certificate of Incorporation provides that a person who is or was a director of General Electric will have no personal liability to General Electric or its shareholders for damages for any breach of duty in such capacity save that such liability shall not be eliminated or limited where such liability is imposed under the NYBCL.

(ii)    Amersham Shareholders

English law does not permit a company to exempt any director, officer of the company or any person employed by the company as an auditor, from any liability arising from negligence, default, breach of duty or breach of trust against the company.

(r)     Indemnification of directors and officers

(i)     GE Shareholders

Under the NYBCL, a corporation may indemnify its directors and officers who are made, or are threatened to be made, a party to any action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favour) if the director or officer acted in good faith, for a purpose that he or she reasonably believed to be in the best interests of the corporation or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation. In criminal proceedings, in addition to the preceding conditions, the director or officer must not have had reasonable cause to believe that his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation to procure a judgment in its favour, the corporation may indemnify a director or officer if he or she acted in good faith for a purpose that he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, except that, in either case, no indemnification may be made in respect of (1) a threatened action, or an action that is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such individual has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the individual is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

Any individual who has been successful on the merits or otherwise in the defence of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to the NYBCL, any indemnification under the NYBCL pursuant to the above provision may be made only if authorised in the specific case (after a finding that the director or officer met the applicable standard of conduct) by the disinterested directors if a quorum is available, or if the quorum so directs or is unavailable, by the board of directors upon the written opinion of independent legal counsel, or the shareholders.

A corporation may advance expenses incurred by a director or officer in defending any action or proceeding prior to its final disposition upon receipt of an undertaking by or on behalf of the officer or director to repay the advance to the extent the advance exceeds the indemnification to which the officer or director is entitled.

The indemnification described above under the NYBCL is not exclusive of other indemnification rights to which a director or officer may be entitled, whether contained in the certificate of incorporation or by-laws, or, when authorised by the certificate of incorporation or by-laws contained in a resolution of shareholders, a resolution of directors or an agreement providing for indemnification; provided that indemnification may not be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

General Electric’s By-laws provide that General Electric shall, to the fullest extent permitted by applicable law, indemnify any person who is or was or has agreed to become a director or an officer of General Electric against damages; provided that no indemnification may be provided to any person if a judgment or other final adjudication adverse to the director or the officer establishes that (1) his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (2) he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

General Electric’s By-laws provide that General Electric may indemnify any of its other employees or agents as authorised by the General Electric Board or by a committee designated for such purpose. General Electric’s By-laws provide that General Electric may also indemnify any person to whom it is permitted by applicable law to provide indemnification or the advancement of expenses.

Under the NYBCL, subject to certain limitations, a corporation has the power to purchase and maintain insurance to indemnify:

(1)	the corporation for any obligation which it incurs as a result of the indemnification of directors and officers;

(2)	directors and officers in instances in which they may be indemnified by the corporation under the NYBCL; and

(3)	directors and officers in instances in which they may not otherwise be indemnified by the corporation under the NYBCL, provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the New York State Superintendent of Insurance, for a retention amount and for co-insurance.

However, no insurance may provide for any payment, other than cost of defence, to or on behalf of any director or officer if a judgment or other final adjudication adverse to the insured director or officer establishes that his or her acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

General Electric has purchased liability insurance for its directors and officers as permitted by the NYBCL.

(ii)    Amersham Shareholders

English law does not permit a company to indemnify:

(1)	a director or officer of the company; or

(2)	any person employed by the company as an auditor,

against any liability arising from negligence, default, breach of duty or breach of trust against the company, except that indemnification is allowed for liabilities incurred in proceedings in which:

(1)	judgment is entered in favour of the director or officer, or the director or officer is acquitted; or

(2)	the director or officer is held liable, but the court finds that he or she acted honestly and reasonably and that relief should be granted.

The Companies Act enables companies to purchase and maintain insurance for directors, officers and auditors against liabilities arising from negligence, default, breach of duty or breach of trust against the company.

Amersham’s Articles of Association authorise the company to purchase and maintain such insurance for any directors, officers or auditors of the company.

See also paragraph (q) entitled “Limitation of liability of directors and officers” above.

(s)    Certain provisions relating to share acquisitions

(i)     GE Shareholders

The NYBCL prohibits any business combination (defined to include a variety of transactions, including mergers, consolidations, sales or disposition of assets, issuances of shares, liquidations, reclassifications and the receipt of certain benefits from the corporation, including loans or guarantees) with, involving or proposed by any interested shareholder (defined generally as a person who, (1) directly or indirectly, beneficially owns 20 per cent. or more of the outstanding voting shares of a New York corporation, or (2) is an affiliate or associate of such corporation and at any time within the past five years was a beneficial owner of 20 per cent. or more of such shares) for a period of five years after the date on which the person became an interested shareholder. After such five year period, a business combination between a New York corporation and such interested shareholder is prohibited unless either certain “fair price” criteria are met or the business combination is approved by the holders of a majority of the outstanding voting shares not beneficially owned by such interested shareholder or its affiliates or associates. The NYBCL exempts from its prohibitions any business combination with an interested shareholder if such business combination, or the purchase of shares by the interested shareholder that caused such shareholder to become an interested shareholder, is approved by the board of directors of the New York corporation prior to the date on which such shareholder becomes an interested shareholder.

Under the NYBCL, corporations may elect not to be governed by the business combinations statute; General Electric has not so elected.

(ii)    Amersham Shareholders

In the case of a company listed on the Official List of the UK Listing Authority, shareholder approval must be obtained for certain transactions involving directors, substantial shareholders or their associates (see paragraph (k) entitled “Shareholders’ votes on certain transactions” above). In addition, takeovers of public companies, whether or not listed on the Official List, are regulated by the City Code, which is:

(1)	comprised of non-statutory rules unenforceable at law; and

(2)	administered by the Panel, a body consisting of representatives of City of London financial and professional institutions, which oversees the conduct of takeovers.

The City Code provides that when:

(1)	any person acquires, whether by a series of transactions over a period of time or not, shares which, together with shares held or acquired by persons acting in concert with him or her, represent 30 per cent. or more of the voting rights of a public company; or

(2)	any person, together with persons acting in concert with him or her, holds at least 30 per cent. but not more than 50 per cent. of the voting rights and that person, or any person acting in concert with him or her, acquires any additional shares which increase his or her percentage of the voting rights, that person must generally make an offer for all of the equity shares of the company (except for treasury shares), whether voting or non-voting, and any class of voting non-equity shares of the company held by that person or any person acting in concert with him or her, for cash, or accompanied by a cash alternative, at not less than the highest price paid by any such person for the relevant shares during the 12 months preceding the date of the offer.

(t)     Disclosure of interests

(i)     GE Shareholders

Acquirers of GE Shares are subject to disclosure requirements under section 13(d)(1) of the Exchange Act and Regulation 13D-G thereunder, which require any person who becomes the beneficial owner of more than 5 per cent. of the issued and outstanding GE Shares, within 10 days after such acquisition, to file a Schedule 13D or 13G (as the case may be) with the SEC disclosing certain specified information, and to send a copy of the Schedule 13D or 13G (as the case may be) to General Electric and to each national securities exchange where GE Shares are traded.

(ii)    Amersham Shareholders

The Companies Act provides that anyone who acquires a material interest or becomes aware that he or she has acquired a material interest in three per cent. or more of any class of shares of a public company’s issued share capital carrying rights to vote at general shareholder meetings (excluding shares held in treasury) must notify that company in writing of his or her interest within two business days. Thereafter, any increase or decrease through a whole percentage point or decrease which reduces the interest to below three per cent. must be notified in writing to the company.

In addition, the Companies Act provides that a public company may, by notice in writing, require a person whom the company knows or reasonably believes to be or to have been within the three preceding years, interested in the company’s issued voting share capital, to:

(1)	confirm whether this is or is not the case; and

(2)	if this is the case, to give further information that the company requires relating to his or her interest and any other interest in the company’s shares of which he or she is aware.

The disclosure must be made within a reasonable period as specified in the relevant notice, which may be as short as one or two business days.

When the notice is served by a company on a person who is, or was, interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restrictions prohibiting, among other things:

(1)	any transfer of the shares;

(2)	the exercise of voting rights;

(3)	the issue of further shares; and

(4)	other than a liquidation, dividends and other payments.

These restrictions may also render void any agreement to transfer the shares.

(u)    Proxy statements and reports

(i)     GE Shareholders

Under the Exchange Act proxy rules and the rules of the NYSE, General Electric must comply with notice and disclosure requirements relating to the solicitation of proxies for use at shareholder meetings.

(ii)    Amersham Shareholders

As a foreign private issuer, Amersham is not subject to the Exchange Act proxy rules. However, Amersham is governed by the Companies Act and the Listing Rules regulating notices of shareholder meetings, which provide that notice of a shareholder meeting, which will consider any business other than ordinary business at an annual general meeting must be accompanied by:

(1)	a shareholder circular containing an explanation of the purpose of the meeting; and

(2)	the recommendations of the board with respect to actions to be taken.

Amersham sends Amersham ordinary shareholders a copy of its annual report and accounts. In addition, under the Listing Rules, Amersham is required to send to shareholders details relating to certain acquisitions, dispositions, takeovers, mergers and offers, either made by, or in respect of, the company, depending on their size and importance.

(v)    Reporting requirements

(i)     GE Shareholders

As a US public company, General Electric must file the following reports and notices, inter alia, with the SEC:

(1)	an annual report on Form 10-K within 75 days after the end of the financial year, and within 60 days after the end of each financial year thereafter;

(2)	quarterly reports on Form 10-Q within 40 days after the end of each of the first three financial quarters of the financial year, and within 35 days after the end of each of the first three financial quarters of each financial year thereafter; and

(3)	current reports on Form 8-K within prescribed periods following the occurrence of certain important corporate events.

(ii)    Amersham Shareholders

Under English law, Amersham must file the following documents, inter alia, with the Registrar of Companies:

(1)	annual accounts and report, seven months after the end of the relevant accounting period (this period is reduced to six months under the Listing Rules);

(2)	annual return, within 28 days after the date to which it is made up;

(3)	forms 288 noting the resignation and appointment of directors and secretary, within 14 days of the date of the change;

(4)	auditors’ notice of resignation, within 14 days of the company’s receipt of such notice; and

(5)	copies of all special and extraordinary resolutions passed by the company, within 15 days of the date the resolution was passed.

Amersham is also required to notify the UK Listing Authority of:

(1)	any major new developments in its sphere of activity which are not public knowledge and may lead to a substantial movement in its share price;

(2)	notifications received by it from persons holding an interest in three per cent. or more of any class of the company’s share capital;

(3)	any changes in its board of directors;

(4)	any drawing or redemption of listed securities, other than purchases to meet sinking fund requirements of the current year;

(5)	interests of directors in its shares or debentures; and

(6)	changes in its capital structure.

The Listing Rules also require Amersham to publish an interim financial report within 90 days of the end of each half year and its preliminary statement of annual results within 120 days of the end of the period to which the statement relates.

As a foreign private issuer, Amersham must file with the SEC certain additional reports and notices, being, inter alia, an annual report on Form 20-F (which is analogous to, but in certain respects less extensive than, an annual report on Form 10-K) and furnish reports on Form 6-K containing, inter alia, certain information, such as this document, it has made public by virtue of English law requirements or requirements of the UK Listing Authority.

PART 7

ADDITIONAL INFORMATION

1.     Responsibility

The Amersham Directors accept responsibility for the information contained in this document relating to the Amersham Group and the Amersham Directors. To the best of the knowledge and belief of the Amersham Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The GE Investments Directors accept responsibility for the information contained in this document relating to GE Investments and the GE Investments Directors. To the best of the knowledge and belief of the GE Investments Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The General Electric Directors accept responsibility for the information contained in this document, except for the information relating to the Amersham Group, the Amersham Directors, GE Investments and the GE Investments Directors. To the best of the knowledge and belief of the General Electric Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.     Information on Amersham

The Amersham Directors and their respective positions with Amersham are:

Name of director	Position
Sir William Castell	Chief Executive Officer
Giles Kerr	Group Finance Director
Peter Loescher	Chief Operating Officer
Dr Andrew Carr	President, Amersham Biosciences
George Battersby	Human Resources Director
Donald Brydon	Non-Executive Chairman
Johan Odfjell	Non-Executive Deputy Chairman
David Challen	Non-Executive Director
John Johansen	Non-Executive Director
Dr John Patterson	Non-Executive Director
Professor Sir Keith Peters	Non-Executive Director
Jacques Rejeange	Non-Executive Director
Professor Eric Thorsby	Non-Executive Director
Mathias Uhlen	Non-Executive Director

The registered office of Amersham (registered in England and Wales and having the registered number 1002610) is at Amersham Place, Little Chalfont, Buckinghamshire, HP7 9NA, United Kingdom.

3.     Information on General Electric

The General Electric Directors and their respective positions with General Electric are:

Name of director	Position
Jeffrey R. Immelt	Chairman and Chief Executive Officer
James I. Cash, Jr.	Non-Executive Director
Dennis D. Dammerman	Vice Chairman and Executive Officer
Ann M. Fudge	Non-Executive Director
Claudio X. Gonzalez	Non-Executive Director
Andrea Jung	Non-Executive Director
A. G. Lafley	Non-Executive Director
Kenneth G. Langone	Non-Executive Director
Ralph S. Larsen	Non-Executive Director
Rochelle B. Lazarus	Non-Executive Director
Sam Nunn	Non-Executive Director
Roger S. Penske	Non-Executive Director
Andrew C. Sigler	Non-Executive Director
Robert J. Swieringa	Non-Executive Director
Douglas A. Warner III	Non-Executive Director
Robert C. Wright	Vice Chairman and Executive Officer

General Electric is a corporation incorporated in the State of New York, United States and its address is at 3135 Easton Turnpike, Fairfield, Connecticut 06828, United States.

4.     Information on GE Investments

The GE Investments Directors and their respective positions with GE Investments are:

Name of director	Position
Philip D. Ameen	President
Mark J. Krakowiak	Vice President
Michael R. McAlevey	Vice President and Secretary

GE Investments is a corporation incorporated in the State of Nevada, United States and its address is at 3135 Easton Turnpike, Fairfield, Connecticut 06828, United States.

5.	Amersham issued share capital and middle market quotations of Amersham Shares

At the close of business (London time) on 13 February 2004 (the latest practicable date prior to the posting of this document), 705,377,070 Amersham Shares were in issue.

The middle market quotations for Amersham Shares are set out below for:

(a)	the first trading day in each of the six months immediately before the date of this document;

(b)	7 October 2003, the last trading day prior to the announcement by Amersham that it had received an approach; and

(c)	13 February 2004, the latest practicable trading day prior to the posting of this document.

Amersham Share
Date	price (p)

1 September 2003	525
1 October 2003	530
7 October 2003	552
3 November 2003	734
1 December 2003	756
2 January 2004	768
2 February 2004	791
13 February 2004	793

6.     Middle market quotations of GE Shares

The closing middle market quotations for GE Shares are set out below for:

(a)	the first trading day in each of the six months immediately before the date of this document;

(b)	7 October 2003, the last trading day prior to the announcement by Amersham that it had received an approach; and

(c)	13 February 2004, the latest practicable trading day prior to the posting of this document.

GE Share
Date	price (US$)

2 September 2003	30.44
1 October 2003	30.63
7 October 2003	30.73
3 November 2003	28.80
1 December 2003	29.03
2 January 2004	31.12
2 February 2004	33.63
13 February 2004	32.72

7.     Amersham shareholdings and dealings

(a)	Interests in Amersham Securities

(i)	As at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), the interests of the Amersham Directors and their connected persons in the issued share capital of Amersham (which have been notified pursuant to sections 324 and 328 of the Companies Act) and as shown in the register of such interests required to be maintained under the provisions of section 325 of the Companies Act) were as follows:

Number of
Amersham
Name of director	Shares held

Sir William Castell	300,488
Giles Kerr	43,400
Dr Andrew Carr	10,339
George Battersby	25,000
Donald Brydon	2,585
Johan Odfjell	53,150
John Johansen	11,610
Dr John Patterson	2,923
Professor Keith Peters	3,111
Professor Eric Thorsby	17,800

470,406

(ii)	Save as disclosed above, none of the Amersham Directors has any interest in Amersham Securities. All Amersham Directors who have an interest in Amersham Shares have given irrevocable undertakings to GE to vote in favour of the Scheme in respect of those Amersham Shares in which they are interested. Giles Kerr’s interest in 43,400 shares includes 1,800 shares held by his wife, Angela Kerr, who has also given an irrevocable undertaking to GE to vote in favour of the Scheme in respect of those Amersham Shares. The irrevocable undertakings made by such Amersham Directors and Angela Kerr will lapse in the event that the Amersham Board withdraws its recommendation of the Acquisition.

(iii)	As at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), the following options and awards over Amersham Shares had been granted to the Amersham Directors under the Amersham Employee Share Schemes:

Number of
	Plan under		Amersham
	which options		Shares	Subscription
Name of director	granted	Date of grant	under option	price (£)

Sir William Castell	ESOS 1993	19 May 1999 1 March 2000 16 August 2000	54,796 62,192 186,934	4.38 5.20 6.23

	ESOS 2001	15 May 2001 6 March 2002 3 March 2003	178,572 139,864 273,976	5.60 7.15 4.38

	SAYE	6 October 1999 2 October 2002	2,679 1,001	3.30 4.49

Giles Kerr	ESOS 1993	20 June 1995 2 July 1997 1 December 1997 19 May 1999 1 March 2000 16 August 2000	11,920 21,300 68,838 100,457 42,403 37,913	1.74 3.42 3.92 4.38 5.20 6.23

	ESOS 2001	15 May 2001 6 March 2002 3 March 2003	100,000 78,324 141,556	5.60 7.15 4.38

	LTIP	17 June 1999	15,809	0.00

Peter Loescher	ESOS 2001	4 December 2002 3 March 2003	309,280 205,480	5.82 4.38

	Restricted Share Award	4 December 2002	77,320	0.00

Andrew Carr	ESOS 1993	1 May 1998 19 May 1999 1 March 2000	36,520 15,981 31,153	3.80 4.38 5.20

	ESOS 2001	15 May 2001 6 March 2002 3 March 2003	289,948 102,756 171,236	5.60 7.15 4.38

	SAYE	6 October 1998 5 October 2000	759 2,286	3.00 4.96

	Options for all	15 October 2001	1,000	6.35

George Battersby	ESOS 1993	14 September 2000	128,618	6.22

	ESOS 2001	15 May 2001 6 March 2002 3 March 2003	85,716 67,136 125,572	5.60 7.15 4.38

	SAYE	5 October 2000	3,402	4.96

                Options granted under the Amersham Executive Share Option Scheme 1993 (“ESOS 1993”) and the Amersham 2001 Executive Share Option Scheme (“ESOS 2001”) are exercisable between three and ten years from the date of grant and options granted under the Amersham Share Option Scheme 1992 and the Amersham 2002 Sharesave Plan (collectively “SAYE”) are exercisable three, five or seven years from the date of grant. Options granted under the Options for all schedule to the ESOS 2001 (“Options for all”) are exercisable between three and six years from the date of grant.

                Awards under the Long Term Incentive Plan (“LTIP”) are exercisable between 3 and 7 years from the date of grant and the restricted share award made to Peter Loescher under a separate agreement vests as to 50 per cent. on the second anniversary of the date of the award and as to the remaining 50 per cent. on the third anniversary of the date of award.

                Information on how the Amersham Directors’ options and awards are affected by the Scheme is set out in Section 10 of this Part 7.

(iv)	Save as disclosed above, no Amersham Directors hold any options over Amersham Shares.

(v)	As at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), J.P. Morgan Securities Ltd., a subsidiary of JPMorgan, held a short position of 10,868 Amersham Shares.

(vi)	As at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), Morgan Stanley Securities Limited held 664,971 Amersham Shares.

(vii)	As at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), ABN AMRO Bank N.V. held 488,963 Amersham Shares.

(viii)	Save as disclosed above, as at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), no subsidiaries of Amersham, pension funds of Amersham or of any of its subsidiaries, other funds controlled or managed by Amersham or any of its subsidiaries or advisers to Amersham (excluding exempt market makers, exempt fund managers, special exempt fund managers and exempt proprietary traders) owned or controlled any relevant Amersham Securities.

(b)	Interests in GE Shares

(i)	As at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), Amersham did not have any holdings in GE Shares.

(ii)	None of the Amersham Directors had notified any interest in GE Shares as at 12 February 2004 (the latest practicable date prior to the posting of this document).

(iii)	As at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), J.P. Morgan Fleming Asset Management (Japan) Limited and J.P. Morgan Securities Ltd. (both subsidiaries or affiliates of JPMorgan) held 1,318,060 and 8,829 GE Shares, respectively.

(iv)	As at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), Morgan Stanley & Co. Inc. held 734,935 GE Shares, Morgan Stanley & Co. Inc. held 3,346,188 GE Shares on behalf of discretionary clients, Morgan Stanley Gestion SGIIC SA held 48,982 GE Shares on behalf of discretionary clients, Morgan Stanley Gestion Pensiones EGFP SA held 11,692 GE Shares on behalf of discretionary clients and Bank Morgan Stanley AG held 482,641 GE Shares on behalf of discretionary clients.

(v)	As at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), Morgan Stanley & Co. Inc. held the following options:

	Number of	Number of	Date		Exercise
Description of	GE Shares	options	options	Exercise	price
option	under option	acquired	acquired	period	(US$)

Bought call option	30,000	300	20/06/03	At any time until 22/01/05	25
Bought call option	180,500	1,805	805 on 7/10/02; 750 on 19/05/03; 250 on 16/07/03	At any time until 22/01/05	30
Sold call option	150,000	1,500	1,000 on 9/06/03; 500 on 18/08/03	At any time until 22/01/05	35
Sold put option	50,000	500	20/06/03	At any time until 22/01/05	20

(vi)	On 8 August 2001, Morgan Stanley & Co. International Limited (“MSIL”) entered into an equity swap transaction with a maturity date of 10 September 2004. The swap relates to a basket of four securities, one of which is GE. Under this arrangement, the counterparty pays MSIL a fee calculated by applying a specified floating rate less the spread to a specified notional amount on payment dates specified in the agreement and MSIL pays the counterparty an initial fixed fee together with a fixed coupon on pre-determined dates. The equity amount to be paid by MSIL to the counterparty on the maturity date will be calculated in accordance with a formula referenced to the difference in the average of the official closing values of the worst performing security in the basket at the closing time of the relevant exchange on the five consecutive exchange business days starting from and including 10 September 2001 and 16 August 2004, respectively as determined by the calculation agent.

(vii)	As at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), ABN AMRO Equities Jersey Ltd and ABN AMRO Bank N.V. held 243,175 and 40,172 GE Shares, respectively.

(viii)	Save as disclosed above, as at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), no subsidiaries of Amersham, pension funds of Amersham or of any of its subsidiaries, other funds controlled or managed by Amersham or any of its subsidiaries or advisers to Amersham (excluding exempt market makers, exempt fund managers, special exempt fund managers and exempt proprietary traders) owned or controlled any relevant General Electric securities.

(c)    Dealings in Amersham Securities

(i)	During the disclosure period, the following dealings for value (including the exercise of options) by Amersham Directors, members of their immediate families or related trusts and connected persons (within the meaning of section 346 of the Companies Act) in Amersham Securities were effected:

(A)	On 13 March 2003, Sir William Castell exercised options to purchase 27,041 Amersham Shares granted to him under the Amersham Long Term Incentive Plan on 17 June 1999. The market price on the day of exercise was 377.50p per share.

(B)	On 31 March 2003, the 29,878 Amersham Shares granted to Sir William Castell on 31 March 2000 were transferred to him under the terms of the Amersham Long Term Incentive Plan. The market price on the day of transfer was 411.00p per share.

(C)	On 13 March 2003, Giles Kerr exercised options to purchase 15,939 Amersham Shares granted to him under the Amersham Long Term Incentive Plan on 22 April 1998. The market price on the day of transfer was 377.50p per share.

(D)	On 31 March 2003, the 17,461 Amersham Shares granted to Giles Kerr on 31 March 2000 were transferred to him under the terms of the Amersham Long Term Incentive Plan. The market price on the day of transfer was 411.00p per share.

(E)	On 12 November 2003, Giles Kerr transferred 1,800 Amersham Shares held in his name to his wife Angela Kerr by way of a gift transfer. The market price on the day of transfer was 738.50p per share.

(F)	On 11 November 2002, Andrew Carr exercised an option to purchase 392 Amersham Shares granted to him under the Amersham Share Option Scheme 1992 on 25 July 1997 at a price of 245.65p per share.

(G)	On 13 March 2003, the 8,381 Amersham Shares granted to Andrew Carr on 31 March 2000 were transferred to him under the terms of the Amersham Long Term Incentive Plan. The market price on the day of transfer was 411.00p per share.

(H)	Mourant & Co Trustees Limited, as the trustees of the Amersham North America Stock Option Plan 2000 Trust, transferred the following Amersham Shares to satisfy share options granted to participants in the Amersham North America Stock Option Plan 2000 following the exercise of their options under the plan:

	Number of	Market price
	Amersham	on date of		Share option
Date of transfer	Shares	transfer (£)	Date of grant	grant price (£)
13 October 2003	5,625	7.515	22 March 2000	6.19
17 October 2003	11,790	7.755	22 March 2000	6.19
22 October 2003	28,284	7.400	22 March 2000	6.19
30 October 2003	4,242	7.355	22 March 2000	6.19
5 November 2003	9,159	7.380	22 March 2000	6.19
10 November 2003	29,958	7.390	22 March 2000	6.19
19 November 2003	1,500	7.430	22 March 2000	6.19
27 November 2003	12,123	7.530	22 March 2000	6.19
8 December 2003	1,125	7.625	22 March 2000	6.19
24 December 2003	6,045	7.635	22 March 2000	6.19
30 December 2003	5,232	7.650	22 March 2000	6.19
8 January 2004	7,710	7.765	16 August 2000	6.23
15 January 2004	7,758	7.835	22 March 2000	6.19
22 January 2004	3,528	7.915	22 March 2000	6.19

(I)	Mourant & Co Trustees Limited, as the trustees of the Amersham North America Stock Option Plan 2000 Trust, sold the following Amersham Shares in respect of options granted in 2000 to North American employees but which had lapsed because the employees had left Amersham:

	Number of
	Amersham	Market price on
Date of sale	Shares	date of sale
16 December 2003	480,000	£7.6444

(J)	Mourant & Co Trustees Limited, as the trustees of the Amersham Employee Share Option Plan Trust, of which the Amersham Directors are potential beneficiaries, transferred the following Amersham Shares to participants in the Amersham Long Term Incentive Plan following the vesting of awards under the plan:

	Number of	Market price
	Amersham	on date of
Date of transfer	Shares	transfer (£)	Date of grant
13 March 2003	27,041	3.775	17 June 1999
13 March 2003	15,939	3.775	22 April 1998
31 March 2003	140,484	4.110	31 March 2000

(K)	Mourant & Co Trustees Limited, as the trustees of the Amersham Employee Share Option Plan Trust, of which the Amersham Directors are potential beneficiaries, purchased the following Amersham Shares in the market in connection with an award of restricted shares made to Peter Loescher:

	Number of	Market price
	Amersham	on date of
Date of purchase	Shares	purchase
4 December 2002	77,208	£5.69

(L)	Mourant and Co. Trustees Limited, as the trustees of the Amersham Employee Share Option Plan Trust, of which the Amersham Directors are potential beneficiaries, released 96,354 Amersham Shares to participants in the Amersham Long Term Incentive Plan on 19 December 2003, following the vesting of awards under the plan.

(M)	Mourant & Co Trustees Limited, as the trustees of the Amersham Employee Share Option Plan Trust, of which the Amersham Directors are potential beneficiaries, sold the following Amersham Shares in the market to satisfy cash options granted to participants in the Amersham Executive Share Option Scheme 1993 following the exercise of their options under the scheme:

	Number of	Market price
	Amersham	on date of		Share option
Date of sale	Shares	sale (£)	Date of grant	grant price (£)
6 November 2002	26,678	5.680	19 May 1999	4.380
19 December 2002	10,236	5.395	17 June 1999	4.660
9 September 2003	8,235	5.495	17 August 1999	3.742
29 October 2003	13,734	7.345	19 May 1999	4.380
29 October 2003	11,569	7.345	1 March 2000	5.200
4 December 2003	7,140	7.645	15 May 2001	5.600
4 December 2003	1,505	7.645	6 March 2002	7.150
4 December 2003	7,041	7.645	19 May 1999	4.380
16 December 2003	5,733	7.630	1 March 2000	5.200

(N)	Amersham Trustees Limited, as the trustees of the Amersham Qualifying Employee Share Ownership Trust, of which the Amersham Directors are potential beneficiaries, transferred the following Amersham Shares to satisfy share options granted to participants in the Amersham Share Option Scheme 1992 following the exercise of their options under the scheme:

	Number of	Market price	Year of grant
	Amersham	on date of	of option/5	Share option
Date of transfer	Shares	transfer (£)	or 7 year plan	grant price (£)
7 October 2002	1,736	5.320	1995 – 7 year	1.39264
14 October 2002	11,235	5.345	1997 – 5 year	2.45647
21 October 2002	8,862	5.130	1997 – 5 year	2.45647
11 November 2002	26,053	5.515	1997 – 5 year	2.45647
11 November 2002	2,688	5.515	1995 – 7 year	1.39264
2 December 2002	1,344	5.860	1995 – 7 year	1.39264
19 December 2002	13,749	5.395	1997 – 5 year	2.45647
23 December 2002	5,608	5.550	1997 – 5 year	2.45647
20 January 2003	4,378	5.150	1997 – 5 year	2.45647
27 January 2003	6,761	4.590	1997 – 5 year	2.45647
27 January 2003	3,304	4.590	1995 – 7 year	1.39264
10 February 2003	1,566	4.700	1997 – 5 year	2.45647
19 February 2003	305	4.970	1997 – 5 year	2.45647
24 February 2003	7,231	4.730	1997 – 5 year	2.45647
5 March 2003	697	4.115	1997 – 5 year	2.45647
12 March 2003	2,269	3.630	1997 – 5 year	2.45647
1 September 2003	175,891	5.245	1996 – 7 year	1.54158
8 September 2003	15,447	5.577	1996 – 7 year	1.54158
22 September 2003	5,141	5.390	1996 – 7 year	1.54158
13 October 2003	754	7.485	1996 – 7 year	1.54158
27 October 2003	8,136	7.365	1996 – 7 year	1.54158
3 November 2003	3,184	7.340	1996 – 7 year	1.54158
1 December 2003	583,533	7.560	1998 – 5 year	3.00000

(O)	Amersham Trustees Limited, as the trustees of the Amersham Qualifying Employee Share Ownership Trust, of which the Amersham Directors are potential beneficiaries, acquired the following Amersham Shares in the market to satisfy share options granted to participants in the Amersham Share Option Scheme 1992 following the exercise of their options under the scheme:

	Number of	Price per
	Amersham	Amersham
	Shares	Share
Date of purchase
4 December 2002	438,890	£5.69

(ii)	During the offer period, the following dealings for value in Amersham Securities were effected by a subsidiary of Amersham, by a pension fund of Amersham or one of its subsidiaries, or by an adviser to Amersham (excluding market-makers, exempt fund managers, special exempt fund managers and exempt proprietary traders):

			Number of	Price per
	Date/Period of	Nature of	Amersham	Amersham
Name	transactions	transactions	Shares	Share (p)

				Low	High

J.P. Morgan Securities Ltd.*	8 October 2003 -	Purchase	1,132,942	734.0	792.2
	12 February 2004	Sale	691,158	735.5	791.5
Morgan Stanley Securities
Limited*	8 October 2003 -	Sale	9,186	669	670
	12 February 2004
ABN AMRO Bank N.V.*	8 October 2003	Purchase	200	756	756
	12 February 2004	Sale	1,602	763	763

*	The dealings set out above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the offer period have been aggregated. Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available for inspection at the address in Section 19 of this Part 7.

(iii)	During the disclosure period, the following dealings for value in Amersham Securities were effected by JPMorgan and persons controlling, controlled by or under the same control as JPMorgan (excluding market-makers, exempt fund managers, special exempt fund managers and exempt proprietary traders):

			Number of	Price per
	Date/Period of	Nature of	Amersham	Amersham
Name	transactions	transactions	Shares	Share (p)

				Low	High

J.P. Morgan Securities Ltd.*	8 October 2002 - 7 January 2003	Purchase Sale	161,248 6,557	535.0 555.0	552.0 559.4
	8 January 2003 - 7 April 2003	Purchase Sale	481,474 83,432	375.5 363.0	434.5 423.0
	8 April 2003 - 7 July 2003	Purchase Sale	325,070 168,691	425.3 421.5	503.0 498.0
	8 July 2003 - 7 August 2003	Purchase Sale	144,551 259,114	440.0 439.0	494.7 496.0
	8 August 2003 - 7 September 2003	Purchase Sale	179,181 273,567	507.5 500.3	555.8 561.2
	8 September 2003 - 7 October 2003	Purchase Sale	20,507 36,122	530.0 529.0	557.7 553.0
	8 October 2003 - 12 February 2004	Purchase Sale	1,132,942 691,158	734.0 735.5	792.2 791.5

*	The dealings set out above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the disclosure period have been aggregated. Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available for inspection at the address in Section 19 of this Part 7.

(d)	Dealings in GE Shares

(i)	During the disclosure period no dealings for value in GE Shares were effected by Amersham.

(ii)	During the disclosure period no dealings for value in GE Shares were effected by Amersham Directors, members of their immediate families or related trusts and connected persons (within the meaning of section 346 of the Companies Act).

(iii)	During the offer period, the following dealings for value in GE Shares were effected by a subsidiary of Amersham, by a pension fund of Amersham or one of its subsidiaries, by other funds controlled or managed by Amersham or any of its subsidiaries or advisers to

Amersham (excluding exempt market makers, exempt fund managers, special exempt fund managers and exempt proprietary traders):

Price per
	Date/Period of	Nature of	Number of	GE Share
Name	transactions	transactions	GE Shares	(US$)

				Low	High

J.P. Morgan Securities Ltd.*	8 October 2003 - 12 February 2004	Purchase Sale	20,791 25,893	31.35 31.21	33.62 33.36
J.P. Morgan Fleming Asset Management (Japan) Limited*	8 October 2003 - 12 February 2004	Purchase Sale	18,850 12,550	28.74 29.29	29.01 29.55
ABN AMRO Equities Jersey Limited (US$ trading)*	8 October 2003 - 12 February 2004	Purchase Sale	1,838,000 797,800	13.89 11.11	22.59 18.50
ABN AMRO Bank N.V. (US$ trading)*	8 October 2003 - 12 February 2004	Purchase Sale	772,668 732,668	16.23 16.69	19.48 19.99
ABN AMRO Bank N.V. (Euro trading)*	8 October 2003 - 12 February 2004	Purchase Sale	1,014,680 1,014,680	16.28 16.26	19.99 18.92
ABN AMRO Bank N.V. (CHF trading)*	8 October 2003 - 12 February 2004	Purchase Sale	427,633 427,633	16.35 16.55	18.75 19.58

*	The dealings set out above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the offer period have been aggregated. Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available for inspection at the address in Section 19 of this Part 7.

(iv)	During the disclosure period, the following dealings for value in GE Shares were effected by JPMorgan and persons controlling, controlled by or under the same control as JPMorgan (excluding market-makers, exempt fund managers, special exempt fund managers and exempt proprietary traders):

				Price per
	Date/Period of	Nature of	Number of	GE Share
Name	transactions	transactions	GE Shares	(US$)

				Low	High

J.P. Morgan Fleming Asset	8 October 2002 -	Purchase	n.a.	n.a.	n.a.
Management (Japan) Limited*	7 January 2003	Sale	n.a.	n.a.	n.a.
	8 January 2002 -	Purchase	1,100	26.80	26.80
	7 April 2003	Sale	n.a.	n.a.	n.a.
	8 April 2003 -	Purachase	84,390	27.75	30.92
	7 July 2003	Sale	15,700	27.74	29.01
	8 July 2003 -	Purchase	60,750	28.27	28.90
	7 August 2003	Sale	41,290	27.20	28.07
	8 August 2003 -	Purchase	n.a.	n.a.	n.a.
	7 September 2003	Sale	n.a.	n.a.	n.a.
	8 September 2003 -	Purchase	660	30.63	30.63
	7 October 2003	Sale	n.a.	n.a.	n.a.
	8 October 2003 -	Purchase	18,850	28.74	29.01
	12 February 2003	Sale	12,550	29.29	29.55
J.P. Morgan Securities Ltd.*	8 October 2002 -	Purchase	n.a.	n.a.	n.a.
	7 January 2003	Sale	n.a.	n.a.	n.a.
	8 January 2003 -	Purchase	n.a.	n.a.	n.a.
	7 April 2003	Sale	7,026	23.80	23.80
	8 April 2003 -	Purchase	79,000	28.23	31.22
	7 July 2003	Sale	79,000	28.23	31.22
	8 July 2003 -	Purchase	37,083	27.38	28.88
	7 August 2003	Sale	26,000	27.38	28.88
	8 August 2003 -	Purchase	41,000	27.90	31.20
	7 September 2003	Sale	41,000	27.90	31.20
	8 September 2003 -	Purchase	35,045	30.58	31.83
	7 October 2003	Sale	34,000	30.58	31.83
	8 October 2003 -	Purchase	20,791	31.35	33.62
	12 February 2004	Sale	25,893	31.21	33.36

*	The dealings set out above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the disclosure period have been aggregated. Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available for inspection at the address in Section 19 of this Part 7.

8.	GE shareholdings and dealings

(a)	Interests in Amersham Securities

(i)	As at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), GE held no Amersham Securities other than 131,614 Amersham Shares held by GE Pension Trust.

(ii)	As at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), the General Electric Directors and the GE Investments Directors held no Amersham Securities.

(iii)	As at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), no persons deemed to be acting in concert with GE owned or controlled any Amersham Securities.

(b)	Interests in GE Shares

(i)	As at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), the following General Electric Directors and GE Investments Directors and their immediate families and related trusts were interested in the following GE Shares:

		Derivative units
Name of director	Number of GE Shares	referenced to GE Shares*

General Electric Directors
Jeffrey R. Immelt	637,920	866,750 RSUs
		49,509 DICs
James I. Cash, Jr.	16,436	12,426 DSUs
Dennis D. Dammerman	412,518	1,156,584 RSUs
		146,123 DICs
Ann M. Fudge	5,353	22,168 DSUs
Claudio X. Gonzalez	91,152	93,137 DSUs
Andrea Jung	6,000	18,693 DSUs
A. G. Lafley	5,755	12,614 DSUs
Kenneth G. Langone	300,149	40,712 DSUs
Ralph S. Larsen	19,659	12,614 DSUs
Rochelle B. Lazarus	4,543	21,949 DSUs
Sam Nunn	3,000	40,456 DSUs
Roger S. Penske	55,500	62,099 DSUs
Andrew C. Sigler	32,701	31,891 DSUs
Robert J. Swieringa	2,686	12,387 DSUs
Douglas A. Warner III	51,388	13,350 DSUs
Robert C. Wright	1,101,318	1,314,334 RSUs
		625,672 DICs
GE Investments Directors
Philip D. Ameen	8,648	67,250 RSUs
		11,845 DICs
Mark J. Krakowiak	17,850	36,500 RSUs
		876 DICs
Michael R. McAlevey	2,758	23,334 RSUs

*	The derivatives which are reference to GE Shares relate to part of the agreed remuneration package for the General Electric Directors and the GE Investments Directors. There are Deferred Incentive Compensation (DIC) accounts and Restricted Stock Units (RSU) for executive directors and Deferred Stock Unit (DSU) accounts for non-executive directors.

Each DIC unit refers to one GE Share and will be paid out in cash or in such other manner as the compensation committee of General Electric may specify at the time of retirement of the director from the board. Payments may be made in cash, or in GE Shares valued at their then fair market value, or in other securities.

RSUs give the directors the right to receive GE Shares (on the basis of one GE Share for each RSU) upon the lapse of their related restrictions. In the past, restrictions on most RSUs lapsed for 25 per cent. of the total shares awarded after three years, 25 per cent. after seven years and 50 per cent. at retirement. The vesting schedule for RSUs granted since 2002 was changed so that now 25 per cent. of the restrictions lapse after three, five and ten years, with the final 25 per cent. lapsing at retirement.

Annual remuneration of $250,000 will be paid to each non-executive director in four instalments following the end of each quarter of service, 40 per cent. (or $100,000) in cash and 60 per cent. (or $150,000) in DSUs. Each DSU will be equal in value to a GE Share at the time of grant. DSUs will accumulate regular quarterly dividends which shall be reinvested in additional DSUs. The DSUs will be paid out in cash to non-executive directors beginning one year after they leave the board of directors. Directors may elect to take their DSU payments as a lump sum or in equal payments spread out for up to ten years. Additional remuneration equal to 10 per cent. of the $250,000 annual remuneration will be paid to directors serving on the audit committee or the management development and compensation committee. Directors serving on both committees will receive additional compensation equal to 20 per cent. of annual remuneration. These additional payments will be made in the same 40-60 per cent. proportion between cash and DSUs, and will be payable in the same manner as the annual remuneration. If they wish, non-employee directors may defer some or all of their cash payments in DSUs. However, those DSUs granted after 1 April 2003 will be paid out in cash to non-executive directors immediately after they retire from the board of directors.

		Number of
		GE Shares	Exercise price
Name of director	Date of grant	under option	(US$)

General Electric Directors
Jeffrey R. Immelt*	16/09/94	150,000	8.5000
	15/09/95	162,000	10.6458
	13/09/96	162,000	14.7291
	12/09/97	180,000	22.0833
	11/09/98	270,000	26.4166
	10/09/99	375,000	39.7291
	22/09/00	350,000	57.3125
	24/11/00	200,000	49.3750
	26/07/01	800,000	43.7500
	26/09/01	400,000	35.4800
	13/09/02	1,000,000	27.0500

		4,049,000

James I. Cash, Jr.+	30/01/98	18,000	25.8333
	29/01/99	18,000	34.9583
	31/01/00	18,000	44.5000
	31/01/01	18,000	46.0000
	31/01/02	18,000	37.1500

		90,000

Dennis D. Dammerman*	24/06/94	30,000	7.7083
	16/09/94	510,000	8.5000
	15/09/95	510,000	10.6458
	13/09/96	510,000	14.7291
	12/09/97	345,000	22.0833
	11/09/98	390,000	26.4166
	10/09/99	600,000	39.7291
	22/09/00	550,000	57.3125
	22/09/01	675,000	43.7500
	26/09/01	337,500	35.4800
	13/09/02	850,000	27.0500
	12/09/03	510,000	31.5300

		4,989,999

Ann M. Fudge+	31/01/00	18,000	44.5000
	31/01/01	18,000	46.0000
	31/01/02	18,000	37.1500

		54,000

Claudio X. Gonzalez+	31/01/95	18,000	8.5833
	31/01/96	18,000	12.7916
	31/01/97	18,000	17.2500
	30/01/98	18,000	25.8333
	29/01/99	18,000	34.9583
	31/01/00	18,000	44.5000
	31/01/01	18,000	46.0000
	31/01/02	18,000	37.1500

		144,000

Andrea Jung+	29/01/99	18,000	34.9583
	31/01/00	18,000	44.5000
	31/01/01	18,000	46.0000
	31/01/02	18,000	37.1500

		72,000

		Number of
		GE Shares	Exercise price
Name of director	Date of grant	under option	(US$)

Kenneth G. Langone+	31/01/00	18,000	44.5000
	31/01/01	18,000	46.0000
	31/01/02	18,000	37.1500

		54,000

Rochelle B. Lazarus+	31/01/01	18,000	46.0000
	31/01/02	18,000	37.1500

		36,000

Sam Nunn+	31/01/97	18,000	17.2500
	30/01/98	18,000	25.8333
	29/01/99	18,000	34.9583
	31/01/00	18,000	44.5000
	31/01/01	18,000	46.0000
	31/01/02	18,000	37.1500

		108,000

Roger S. Penske+	31/01/96	4,500	12.7916
	31/01/97	18,000	17.2500
	30/01/98	18,000	25.8333
	29/01/99	18,000	34.9583
	31/01/00	18,000	44.5000
	31/01/01	18,000	46.0000
	31/01/02	18,000	37.1500

		112,500

Andrew C. Sigler+	31/01/96	18,000	12.7916
	31/01/97	18,000	17.2500
	30/01/98	18,000	25.8333
	29/01/99	18,000	34.9583
	31/01/00	18,000	44.5000
	31/01/01	18,000	46.0000
	31/01/02	18,000	37.1500

		126,000

Douglas A. Warner III+	31/01/95	18,000	8.5833
	31/01/96	18,000	12.7916
	31/01/97	18,000	17.2500
	30/01/98	18,000	25.8333
	29/01/99	18,000	34.9583
	31/01/00	18,000	44.5000
	31/01/01	18,000	46.0000
	31/01/02	18,000	37.1500

		144,000

Robert C. Wright*	15/09/95	450,000	10.6458
	13/09/96	510,000	14.7291
	12/09/97	360,000	22.0833
	11/09/98	375,000	26.4166
	10/09/99	450,000	39.7291
	22/09/00	400,000	57.3125
	26/07/01	500,000	43.7500
	26/09/01	250,000	35.4800
	13/09/02	625,000	27.0500
	12/09/03	420,000	31.5300

		4,790,000

		Number of
		GE Shares	Exercise price
Name of director	Date of grant	under option	(US$)

GE Investments Directors
Philip D. Ameen*	15/09/95	72,000	10.6458
	13/09/96	66,000	14.7291
	12/09/97	39,000	22.0833
	11/09/98	39,000	26.4166
	10/09/99	39,000	39.7291
	22/09/00	30,000	57.3125
	26/07/01	35,000	43.7500
	26/09/01	17,500	35.4800
	13/09/02	45,000	27.0500
	12/09/03	27,000	31.5300

		389,500

Mark J. Krakowiak*	16/07/96	12,000	13.4791
	12/09/97	10,500	22.0833
	11/09/98	10,500	26.4166
	10/09/99	10,500	39.7291
	22/09/00	9,000	57.3125
	26/07/01	15,000	43.7500
	13/09/01	7,500	35.4800
	13/09/02	25,000	27.0500
	12/09/03	18,000	31.5300

		117,500

Michael R. McAlevey*	12/12/02	25,000	25.9000
	12/09/03	15,000	31.5300

		40,000

*	The options were granted under the GE 1990 Long Term Incentive Plan.

+	The options were either granted under the 1989 or the 1996 Stock Option Plan for Non-Employee Directors or the Non-Employee Director Compensation and Benefit Program.

Options granted under the GE 1990 Long Term Incentive Plan since the beginning of 2002 are exercisable between one and six years from the date of grant and those granted prior to 2002 are exercisable between three and five years from the date of grant. Options granted under the 1989 and the 1996 Stock Option Plan for Non-Employee Directors and the Non-Employee Director Compensation and Benefit Program are exercisable between one and five years from the date of grant. Options granted under each of the above schemes expire ten years from the date of grant.

(ii)	As at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), the following persons deemed to be acting in concert with GE owned or controlled the following GE Shares:

Number of
Name	GE Shares

GE Asset Management Incorporated*	5,831,612
General Electric Insurance Plan Trust	2,075,406
GE Pension Trust	88,019,867
Goldman, Sachs & Co*	12,858,568
Goldman Sachs International*	1,129,629

*	Discretionary manager.

(c)    Dealings in Amersham Securities

(i)	GE has not dealt for value in Amersham Securities in the disclosure period.

(ii)	None of the General Electric Directors nor the GE Investments Directors have dealt for value in Amersham Securities in the disclosure period.

(iii)	The following dealings for value in Amersham Shares have taken place during the disclosure period by GE Asset Management Incorporated (as discretionary manager) deemed to be acting in concert with GE:

			Number of	Price per
	Date/Period of	Nature of	Amersham	Amersham
Name	transactions	transactions	Shares	Sare	(p)

				High	Low

GE Asset Management	8 October 2002 –	Purchase	4,078,612	604	545
Incorporated*	7 January 2003	Sale	209,460	591	527
	8 January 2003 –	Purchase	21,236	482	369
	7 April 2003	Sale	9,450,226	523	369
	8 April 2003 –	Purchase	67,086	458	437
	7 July 2003	Sale	7,102	461	461
	30 July 2003	Sale	124,395	484	484

*	The dealings set out above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the disclosure period have been aggregated. For dealings in Amersham Shares in the twelve months prior to the commencement of the offer period, all purchases and sales have been aggregated on a quarterly basis and for dealings during the offer period, all purchases and sales have been aggregated on a monthly basis. Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available for inspection at the address in Section 19 of this Part 7.

(iv)	The following dealings for value in Amersham Securities have taken place during the disclosure period by persons deemed to be acting in concert with GE:

			Number of	Price per
	Period of	Nature of	Amersham	Amersham
Name	transactions	transactions	Shares	AS (U	S$)

				High	Low

Goldman, Sachs	8 October 2002 –	Purchase	1,200	45.33	41.74
& Co.*	7 January 2003	Sale	2,700	45.25	41.70
	8 January 2003 –	Purchase	6,600	42.67	29.64
	7 April 2003	Sale	4,800	39.74	29.78
	8 April 2003 –	Purchase	2,200	41.61	33.23
	7 July 2003	Sale	2,800	42.55	33.16
	8 July 2003 –	Purchase	2,200	62.49	36.47
	7 August 2003	Sale	1,900	40.31	36.00
	8 August 2003 –	Purchase	200	41.67	41.51
	7 September 2003	Sale	200	41.34	41.30
	8 September 2003 –	Purchase	1,400	45.89	44.11
	7 October 2003	Sale	1,500	46.42	44.14
	8 October 2003 –	Purchase	1,600	62.49	52.83
	7 November 2003	Sale	1,500	62.49	52.99

*	The dealings set out above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the disclosure period have been aggregated. For dealings in Amersham ADSs in the three months prior to the commencement of the offer period and during the offer period, all purchases and sales have been aggregated on a monthly basis and for dealings in the nine month period prior to that period, all purchases and sales have been aggregated on a quarterly basis. Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available for inspection at the address in Section 19 of this Part 7.

(d)    Dealings in GE Shares

(i)	The following dealings for value in GE Shares (including the exercise of options) have taken place during the disclosure period by the General Electric Directors and the GE Investments Directors and members of their immediate families and related trusts:

				Price per
		Nature of	Number of	GE Share
Name	Date of transaction	transaction	GE Shares	(US$)

General Electric Directors
Jeffrey R. Immelt	29 October 2002	Purchase	35,000	6.67
	29 October 2002	Sale	35,000	27.15
	30 October 2002	Purchase	18,810	25.50
	3 March 2003	Purchase	100,000	24.37
	6 March 2003	Lapse of RSU	45,138	Nil
	6 March 2003	Tax withholding	14,873	23.78
	17 March 2003	Long term performance award	288,380	23.21
	17 March 2003	Tax withholding	95,022	23.21
	29 July 2003	Purchase	96.000	8.05
	29 July 2003	Sale	96,000	28.43
	9 September 2003	Exercise of share options	96,000	8.05
	9 September 2003	Tax withholding	47,836	31.18
	28 October 2003	Lapse of RSU	4,000	Nil
	28 October 2003	Tax withholding	1,298	28.43
	24 November 2003	Lapse of RSU	75,000	Nil
	24 November 2003	Tax withholding	24,412	28.79
James I. Cash, Jr.	31 December 2002	Grant in lieu of quarterly director retainer fee	385	24.35
Dennis D. Dammerman	6 March 2003	Lapse of RSU	90,870	Nil
	6 March 2003	Tax withholding	40,483	23.78
	27 July 2003	Lapse of RSU	62,500	Nil
	27 July 2003	Tax withholding	25,907	28.28
Claudio X. Gonzalez	28 January 2003	Exercise of share options	18,000	7.18
	26 January 2004	Exercise of share options	18,000	8.98
A. G. Lafley	31 December 2002	Grant in lieu of quarterly director retainer fee	279	24.35
	4 February 2003	Purchase	1,000	23.08
	18 March 2003	Purchase	1,000	26.27
Ralph S. Larsen	16 October 2002	Purchase	2,500	25.56
	16 October 2002	Purchase	2,500	25.57
	20 December 2002	Purchase	5,000	25.85
	31 December 2002	Grant in lieu of quarterly director retainer fee	385	24.35
	24 February 2003	Purchase	5,000	23.47
Rochelle B. Lazarus	10 February 2003	Purchase	100	22.57
	12 November 2003	Purchase	2,000	28.20
Andrew C. Sigler	31 December 2002	Grant in lieu of quarterly director retainer fee	385	24.35
Robert J. Swieringa	31 December 2002	Grant in lieu of quarterly director retainer fee	279	24.35
Douglas A. Warner III	20 December 2002	Exercise of share options	18,000	7.18
	31 December 2002	Grant in lieu of quarterly director retainer fee	385	24.35
	23 January 2004	Exercise of share options	18,000	8.98

				Price per
		Nature of	Number of	GE Share
Name	Date of transaction	transaction	GE Shares	(US$)

Robert C. Wright	6 March 2003	Lapse of RSU	109,383	Nil
	6 March 2003	Tax withholding	36,042	23.78
	17 July 2003	Lapse of RSU	90,000	Nil
	17 July 2003	Tax withholding	37,455	27.97
	27 July 2003	Lapse of RSU	50,000	Nil
	27 July 2003	Tax withholding	15,725	28.28
	27 January 2004	Exercise of share options	400,029	8.50
	27 January 2004	Tax withholding	240,155	34.12
	28 January 2004	Exercise of share options	49,971	8.50
	28 January 2004	Tax withholding	30,000	34.30
GE Investments Directors
Philip D. Ameen	26 March 2003	Lapse of RSU	4,146	Nil
	26 March 2003	Tax withholding	1,366	23.78
	27 July 2003	Lapse of RSU	3,750	Nil
	27 July 2003	Tax withholding	1,180	28.28
Michael R. McAlevey	12 December 2003	Lapse of RSU	2,757	Nil

(ii)	The following dealings for value in GE Shares have taken place during the disclosure period by GE Asset Management Incorporated (as discretionary manager) deemed to be acting in concert with GE:

	Period of	Nature of	Number of	Price per GE
Name	transactions	transactions	GE Shares	Share (US$)

				High	Low

GE Asset Management	8 October 2002 –	Purchase	141,994	26.1000	24.2479
Incorporated*	7 January 2003	Sale	1,657	27.0409	27.0409
	8 January 2003 –	Purchase	67,188	27.4878	23.0133
	7 April 2003	Sale	119,840	27.5326	22.1794
	8 April 2003 –	Purchase	29,109	31.3300	27.4878
	7 July 2003	Sale	58,524	31.2000	27.4817
	8 July 2003 –	Purchase	103,358	29.5246	27.7700
	7 October 2003	Sale	1,369,183	31.8000	27.7434
	8 October 2003 –	Purchase	2,925	28.8327	28.8327
	7 November 2003	Sale	141,257	29.5200	28.1635
	8 November 2003 –	Purchase	12,547	29.5100	28.6700
	7 December 2003	Sale	3,698	29.2000	29.0103
	8 December 2003 –	Sale	4,551	30.4900	30.4900
	7 January 2004
	8 January 2004 –	Purchase	55,360	34.1500	31.9600
	7 February 2004	Sale	27,815	34.3500	33.3500

*	The dealings set out above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the disclosure period have been aggregated. For dealings in GE Shares in the twelve months prior to the commencement of the offer period, all purchases and sales have been aggregated on a quarterly basis and for dealings during the offer period, all purchases and sales have been aggregated on a monthly basis. Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available for inspection at the address in Section 19 of this Part 7.

(iii)	The following dealings for value in GE Shares have taken place during the disclosure period by persons deemed to be acting in concert with GE:

	Period of	Nature of	Number of	Price per GE
Name	transactions	transactions	GE Shares	Share (US$)

				High	Low

Goldman	8 October 2002 –	Purchase	120,250	26.8583	23.5500
Sachs	9 January 2003	Sale	168,002	27.1500	22.2900
International*+	10 January 2003 –	Purchase	31,680	27.5100	22.2178
	9 April 2003	Sale	209,050	28.0300	21.9500
	10 April 2003 –	Purchase	87,060	31.4500	27.7000
	9 July 2003	Sale	74,050	31.4800	27.7400
	10 July 2003 –	Purchase	40,310	28.8600	27.2900
	9 August 2003	Sale	7,820	27.9033	27.8200

	Period of	Nature of	Number of	Price per GE
Name	transactions	transactions	GE Shares	Share (US$)

				High	Low

	10 August 2003 –	Purchase	68,170	31.1600	29.8400
	9 September 2003	Sale	157,755	31.1200	28.4200
	10 September 2003 –	Purchase	26,380	31.8800	31.1400
	9 October 2003	Sale	58,151	31.4000	31.1400
	10 October 2003 –	Purchase	25,400	29.2000	28.6300
	9 November 2003	Sale	52,710	28.7200	28.6872
	10 November 2003 – 9 December 2003	Purchase	86,560	29.5281	28.6300
	10 December 2003 –	Purchase	32,795	31.3200	30.7100
	9 January 2004	Sale	200	29.6300	29.6300
	10 January 2004 –	Purchase	57,480	34.4200	32.3200
	9 February 2004	Sale	69,600	34.3710	33.5900
	10 February 2004 –	Purchase	820	33.2000	33.2000
	12 February 2004
Goldman	8 October 2002 –	Purchase	381,894	27.1500	22.0076
Sachs	9 January 2003	Sale	626,879	27.3300	21.6457
International+	10 January 2003 –	Purchase	783,304	28.1800	22.0500
	9 April 2003	Sale	703,076	28.5900	22.1300
	10 April 2003 –	Purchase	658,465	31.3500	23.6500
	9 July 2003	Sale	888,990	31.6200	25.0000
	10 July 2003 –	Purchase	323,670	28.5800	27.1600
	9 August 2003	Sale	439,840	28.4400	27.0900
	10 August 2003 –	Purchase	362,837	31.3800	28.2400
	9 September 2003	Sale	57,878	31.2050	27.8700
	10 September 2003 –	Purchase	48,768	32.1200	29.8700
	9 October 2003	Sale	30,350	32.1500	29.7100
Goldman,	8 October 2002 –	Purchase	1,355,458	30.0000	21.6500
Sachs & Co.*+	9 January 2003	Sale	1,767,173	27.3300	21.5800
	10 January 2003 –	Purchase	778,569	28.5700	22.0200
	9 April 2003	Sale	699,515	28.6800	21.9000
	10 April 2003 –	Purchase	256,370	31.5700	27.4200
	9 July 2003	Sale	418,854	31.5000	25.0000
	10 July 2003 –	Purchase	97,169	28.9000	26.9600
	9 August 2003	Sale	99,164	28.9600	27.0300
	10 August 2003 –	Purchase	60,951	31.3800	27.9200
	9 September 2003	Sale	217,357	31.4000	27.9400
	10 September 2003 –	Purchase	27,919	32.0700	29.7100
	9 October 2003	Sale	249,119	32.1400	22.5000
	10 October 2003 –	Purchase	84,137	29.5200	28.0700
	9 November 2003	Sale	110,644	29.5200	28.0500
	10 November 2003 –	Purchase	97,773	30.0000	27.3700
	9 December 2003	Sale	216,872	29.7200	27.4600
	10 December 2003 –	Purchase	148,043	32.2100	29.6039
	9 January 2004	Sale	413,465	32.1000	22.5000
	10 January 2004 –	Purchase	253,546	34.4600	31.4600
	9 February 2004	Sale	212,182	34.4600	30.0000
	10 February 2004 –	Purchase	25,295	33.2400	32.4200
	12 February 2004	Sale	23,212	33.2900	32.4200
Goldman,	8 October 2002 –	Purchase	19,267,981	27.4259	21.5500
Sachs & Co.+	9 January 2003	Sale	17,698,773	27.3100	21.5100
	10 January 2003 –	Purchase	14,997,070	28.3500	21.9000
	9 April 2003	Sale	17,258,224	28.3436	21.9200
	10 April 2003 –	Purchase	14,552,575	31.4135	23.6500
	9 July 2003	Sale	21,899,995	31.5000	23.6500
	10 July 2003 –	Purchase	8,245,678	28.8485	26.9800
	9 August 2003	Sale	7,470,361	28.9500	26.9800
	10 August 2003 –	Purchase	6,289,813	31.4500	28.0200
	9 September 2003	Sale	5,332,870	31.4500	27.9500
	10 September 2003 –	Purchase	3,803,214	32.1700	29.7500
	9 October 2003	Sale	2,488,735	32.1700	29.7500
Goldman	8 October 2002 –	Purchase	2,515,240	45.0000	20.0000
Sachs	9 January 2003	Sale	2,933,438	50.0000	22.1700
Financial	10 January 2003 –	Purchase	1,776,435	45.0000	21.9200
Markets+	9 April 2003	Sale	1,674,397	28.4500	22.5500
	10 April 2003 –	Purchase	3,418,915	40.0000	22.5000
	9 July 2003	Sale	3,137,152	31.2200	23.6500

	Period of	Nature of	Number of	Price per GE
Name	transactions	transactions	GE Shares	Share (US$)

				High	Low

	10 July 2003 –	Purchase	374,352	30.0000	27.1800
	9 August 2003	Sale	110,116	28.8800	27.1200
	10 August 2003 –	Purchase	33,800	29.3000	28.2800
	9 September 2003	Sale	216,232	31.1200	28.0200
	10 September 2003 –	Purchase	181,100	31.4000	27.5000
	9 October 2003	Sale	38,916	31.6500	31.1600

*	Discretionary manager.

+	The dealings set out above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the disclosure period have been aggregated. For dealings in GE Shares in the three months prior to the commencement of the offer period and during the offer period, all purchases and sales have been aggregated on a monthly basis and for dealings in the nine month period prior to that period, all purchases and sales have been aggregated on a quarterly basis. Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available for inspection at the address in Section 19 of this Part 7.

9.     General

(a)	Save as disclosed above, as at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), no Amersham Director, nor any member of his immediate families or related trusts or connected persons (within the meaning of section 346 of the Companies Act), owned, or controlled, or (in the case of Amersham Directors, their immediate families and related trusts or connected persons) was interested, directly or indirectly, in any relevant securities in Amersham or General Electric nor has any such person dealt for value therein during the disclosure period.

(b)	Save as disclosed above, as at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document) no bank, stockbroker, financial or other professional adviser (other than an exempt market maker) to Amersham (nor any person controlling, controlled by, or under the same control as such bank, stockbroker, financial or other professional adviser) nor any subsidiary of Amersham nor any pension fund of Amersham or of any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) which is controlled by, controls or is under the same control as Amersham, owned or controlled any relevant securities in Amersham or General Electric nor has any such person dealt for value therein during the offer period.

(c)	No arrangement exists between any person and Amersham or any associate of Amersham in relation to Amersham securities or General Electric securities including, in addition to indemnity and option arrangements, any agreement or understanding, formal or informal, of the kind referred to in Note 6(b) on Rule 8 of the City Code, which may be an inducement to deal or refrain from dealing.

(d)	Save as disclosed above, as at the close of business on 12 February 2004 (the latest practicable date prior to the posting of this document), neither GE nor any General Electric Director or GE Investments Director, nor any member of their immediate families or related trusts nor (so far as the directors are aware having made due and careful enquiry) any connected persons nor any person acting in concert with GE, nor any person who has an arrangement of the kind referred to in Note 6(b) on Rule 8 of the City Code with GE or with any person acting in concert with GE, nor any person who has irrevocably committed to vote in favour of the Scheme owns, controls or (in the case of the General Electric Directors or the GE Investments Directors, their immediate families and related trusts and connected persons) was interested, directly or indirectly, in any relevant securities in Amersham or General Electric nor has any such person dealt for value therein during the disclosure period.

(e)	There is no agreement, arrangement or understanding by which the beneficial ownership of any of the Amersham Shares to be acquired pursuant to the Acquisition will be transferred to any other person, save that General Electric and GE Investments reserve the right to transfer any such shares to any other member of the GE Group or to one or more nominees.

(f)	Settlement of the consideration to which each Amersham Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which GE may otherwise be, or claim to be entitled, against such shareholder.

(g)	The total emoluments receivable by the General Electric Directors and the GE Investments Directors will not be affected by the Acquisition.

(h)	Save as disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between General Electric or any person acting in concert with it and any of the Amersham Directors, recent directors, shareholders or recent shareholders of Amersham having any connection with or dependence upon or which is conditional upon the Acquisition.

(i)	Save as disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between GE Investments or any person acting in concert with it and any of the Amersham Directors, recent directors, shareholders or recent shareholders of Amersham having any connection with or dependence upon or which is conditional upon the Acquisition.

(j)	Amersham has not redeemed or purchased any relevant Amersham securities during the disclosure period.

(k)	General Electric has purchased the following GE Shares during the disclosure period which were then all held in treasury*:

	Number of	Price per GE
Date	GE Shares	Share (US$)

		High	Low

8 October 2002 – 7 January 2003	12,949,840	27.3750	21.5910
8 January 2003 – 7 April 2003	3,047,772	25.7700	22.0150
8 April 2003 – 7 July 2003	2,544,000	30.9900	27.1000
8 July 2003 – 7 October 2003	2,220,837	31.8800	27.0100
8 October 2003 – 7 November 2003	250,000	29.2500	28.0700
8 November 2003 – 7 December 2003	50,000	28.2900	28.0100
8 December 2003 – 7 January 2004	500,000	31.3000	30.5800
8 January 2004 – 7 February 2004	425,000	34.2900	31.7900
8 February 2004 – 12 February 2004	500,000	34.2900	31.7900

*	The dealings set out above have been aggregated in accordance with Note 4 on Rule 24 of the City Code, namely all purchases and sales during the disclosure period have been aggregated. For dealings in GE Shares in the twelve months prior to the commencement of the offer period, all purchases and sales have been aggregated on a quarterly basis and for dealings during the offer period, all purchases and sales have been aggregated on a monthly basis. Purchases and sales have not been netted off and the lowest and highest prices paid per share have been stated. A full list of dealings is available for inspection at the address in Section 19 of this Part 7.

(l)	For the purposes of Sections 7, 8 and 9 of this Part 7:

(i)	“disclosure period” means the period commencing on 8 October 2002 (the date 12 months prior to the date on which Amersham announced that it had received an approach) and ending on 12 February 2004 (the latest practicable date prior to the posting of this document);

(ii)	references to “offer period” means the period commencing on 8 October 2003 (the date on which Amersham announced that it had received an approach) and ending on 12 February 2004 (the latest practicable date prior to the posting of this document);

(iii)	subject to any dispensation granted by the Panel, references to “acting in concert” have the same meaning as in the City Code; and

(iv)	references to “associate” have the same meaning as in the City Code.

10.    Amersham Employee Share Schemes

The terms of the Scheme, if approved by Amersham Shareholders and the Court, will bind the holders of all Amersham Shares (including holders of Amersham Shares issued or transferred before the Scheme Record Time upon the exercise of share options or share awards granted under the Amersham Employee Share Schemes).

The implications of the Scheme for share options and share awards granted under the Amersham Employee Share Schemes are described below.

(a)	All outstanding share options and share awards granted under the Amersham Executive Share Option Scheme 1993 and the Amersham Long Term Incentive Plan are already exercisable or capable of release and may be exercised or released prior to the Scheme being sanctioned by the Court. Any share awards not so released, will be released as soon as practicable following the Court’s sanction of the Scheme. Share options granted under the Amersham Executive Share Option Scheme 1993 will remain exercisable until their normal expiry date.

(b)	Options granted under the Amersham North America Stock Option Plan 2000 will, to the extent they are not already vested, become fully vested upon the Court sanctioning the Scheme and will be exercisable for a period of six months following such sanction. At the end of that period, the options will then be exercisable in accordance with their normal terms until their normal expiry date.

(c)	Options granted under the Amersham Share Option Scheme 1992 will become exercisable, if they are not already exercisable, following the Court sanctioning the Scheme and will remain exercisable for the period of six months following such sanction, at the end of which period they will lapse. Options granted under the Amersham 2002 Sharesave Plan may be exercised on a conditional basis prior to the Initial Court Hearing. Such exercise will be conditional upon the Scheme being sanctioned by the Court. If such sanction is given, any unexercised options will thereupon lapse. If the Court does not sanction the Scheme, any conditional exercise will be ineffective and the options will continue to be subject to the rules of the Amersham 2002 Sharesave Plan. Sharesave options may be exercised over only so many Amersham Shares as may be acquired using the savings and any accrued interest and bonus, which a participant has accrued in the related savings contract up to the effective date of exercise.

(d)	Options granted under the Amersham 2001 Executive Share Option Scheme, including the “Options for all” and the restricted share awards granted to Peter Loescher under an agreement, will, to the extent that they are not already vested, become fully vested and may be exercised on a conditional basis prior to the Initial Court Hearing. Any such exercise will be conditional upon the Scheme being sanctioned by the Court. If such sanction is given, any unexercised options or share awards will thereupon lapse. If the Court does not sanction the Scheme, any conditional exercise will be ineffective and the share options and share awards will continue to be subject to the rules of the schemes under which they were granted. Certain options granted under the Amersham 2001 Executive Share Option Scheme to executive directors are subject to certain performance conditions relating to the growth in Amersham’s earnings per share, as compared to the growth in the Retail Prices Index, which would normally be measured over the three years following the grant of the options. In light of the terms of the Acquisition, the remuneration committee of Amersham has determined, as it is entitled to do under the terms of the relevant scheme, that the performance targets applying to the options may be treated as having been satisfied.

Some of the options granted under the Amersham 2001 Executive Share Option Scheme may be satisfied by the payment by Amersham or by the trustee of a related employee benefit trust, of a cash amount equal to the difference between the option exercise price and the market value of the Amersham Shares under the option at the date of exercise.

(e)	Participants in the Amersham US and Canadian Employee Stock Purchase Plans who hold Amersham ADSs will be able to participate in the Scheme through the nominated broker on the same terms as other holders of Amersham ADSs.

(f)	Participants in the Amersham Health Irish Share Participation Scheme for whom Amersham Shares are held in trust will be able to instruct the trustee of that trust whether to vote in favour of the Scheme. On implementation of the Scheme, the Amersham Shares currently held in trust will be replaced with New GE Shares on the same terms as under the Acquisition. It is expected, subject to the confirmation from the Irish tax authorities, that those New GE shares will be held in trust and will be released on the same basis as the Amersham Shares which they replace.

(g)	Participants in the Amersham Foundation – Employee Share Purchase Plan (which is a plan operated for employees in Norway, enabling them to purchase Amersham Shares on an annual basis) who have acquired Amersham Shares will be able to participate in the Scheme as shareholders.

As explained in Section 8 of Part 2 (Explanatory Statement) of this document, holders of share options granted under the Amersham Employee Share Schemes will be given the opportunity to release their share options in return for a cash payment from GE. The calculation of the payment is summarised in Section 8 of Part 2.

Optionholders may elect for the cash cancellation payment referred to above up until midnight on 22 March 2004. Optionholders who are resident in the US will be able to withdraw any election for the cash cancellation payment up until that time. If an optionholder’s options lapse as a result of withdrawing an election (for example, if, following a withdrawal of an election in relation to options granted under the Amersham 2001 Executive Share Option Scheme, there is insufficient time available to exercise such options prior to but conditional on the Initial Court Hearing), the withdrawal will be disregarded and the appropriate cash cancellation payment will be paid.

11.	Amersham Directors’ service contracts and letters of appointment

Each of the executive directors of Amersham has a service contract with an Amersham group company, details of which are as follows:

	Effective date of contract	Employing company	Basic annual
Name and position			salary as at
of director			1 January 2004

Sir William Castell (Chief Executive)	1 March 2002	Amersham plc	£660,000
Giles Kerr (Finance Director)	1 March 2002	Amersham plc	£319,300
Peter Loescher (Chief Operating Officer)	1 December 2002	Amersham plc	£550,000
Andrew Carr (President Amersham Biosciences)	1 May 2001 (subsequently amended on 16 December 2002)	Amersham Biosciences UK Ltd	$618,000
George Battersby (Human Resources Director)	1 March 2002	Amersham plc	£283,250

An executive director’s employment may be terminated, by either the relevant employing company giving twelve months’ notice of termination to the director or the director giving six months’ notice to the employing company. The employment will, except in the case of Andrew Carr, terminate automatically upon the director reaching age 63. Executive directors’ salaries are reviewed on an annual basis.

Each of the executive directors is eligible to participate in an annual bonus scheme under which bonus payments of up to 150 per cent. of base salary are payable by reference to performance targets linked to sales and operating profit, cash flow, growth in earnings per share and personal objectives for each director.

Each of the executive directors, with the exception of Peter Loescher, holds options granted under the Amersham Executive Share Option Scheme 1993. These are normally exercisable after the third anniversary of their grant and subject to satisfying a performance target which requires Amersham’s earnings per share to increase, over any three consecutive financial years prior to such exercise, by at least 6 per cent. more than the increase in the Retail Prices Index over that same period. The performance targets in respect of these options have been met and all such options held by executive directors are already exercisable.

Each of the executive directors holds options granted under the Amersham 2001 Executive Share Option Scheme. These are not normally exercisable until the third anniversary of their grant. The number of shares over which an option is exercisable is dependent upon the extent to which Amersham’s earnings per share growth exceeds the growth in the Retail Prices Index. An option may not be exercised unless Amersham’s earnings per share growth exceeds the growth in the Retail Prices Index by at least 3 per cent. per annum. At that level, an option may be exercised over 50 per cent. of the shares over which it is granted. If the earnings per share growth exceeds the Retail Prices Index by at least 5 per cent. per annum an option may be exercised over 100 per cent. of the shares over which it is granted. An option may be exercised over a proportionate number of shares between 50 per cent. and 100 per cent., if the earnings per share performance out-performs the Retail Prices Index by between 3 per cent. and 5 per cent. per annum. If a change of control occurs (as will be the case on completion of the Acquisition), the options may be exercised on a fully vested basis but only to the extent that the performance targets have been achieved at the time the change of control occurs. The remuneration committee has decided, as it is entitled to do under the terms of the Amersham 2001 Executive Share Option Scheme, that in light of the terms of the Acquisition, the performance targets can be treated as having been satisfied.

Each of the executive directors, with the exception of Peter Loescher and Giles Kerr, holds options granted under either or both of the Amersham Share Option Scheme 1992 and the Amersham 2002 Sharesave Plan. These schemes are available to all UK employees. Under these schemes, an optionholder is granted an option, which may be exercisable after a three, five or seven year period (at the optionholder’s choosing) over such number of Amersham Shares as can be acquired at the option exercise price with the monthly savings that the optionholder elects to make from his salary. The maximum savings that may be made in respect of all such sharesave options is £250 per month. The option exercise price is 80 per cent. of the share price at the time the option is granted. If a change of control occurs (as will be the case on completion of the Acquisition), the options may be exercised early, but only in respect of such number of shares as can be acquired with the monthly savings from salary made up to the time of exercise, plus any accrued interest and bonus.

77,320 restricted shares were awarded to Peter Loescher in 2002 in order to recruit him to Amersham. 50 per cent. of the shares would normally vest on 4 December 2004 and the remaining 50 per cent. on 4 December 2005. If a change of control occurs (as will be the case on completion of the Acquisition), the award may be exercised immediately by Peter Loescher.

Each of the executive directors employed prior to April 2000 has been entitled to participate in the Amersham Long Term Incentive Plan. Following the introduction of the Amersham 2001 Executive Share Option Scheme, no awards have been made and no further awards are proposed to be made under this plan. The performance targets in respect of awards made in previous years have been met and all outstanding awards held by executive directors have already vested and have been exercised except for one award made to Giles Kerr in June 1999.

Each executive director is entitled to the provision of a company car or an allowance in lieu of a car, life assurance and membership of Amersham’s disability insurance and health insurance schemes. These benefits do not form part of pensionable earnings. In addition, Sir William Castell is entitled to the provision of a chauffeur for business purposes, Andrew Carr is entitled to relocation benefits and Peter Loescher is entitled to relocation benefits, accommodation expenses and financial assistance towards the private education of his children.

Sir William Castell is entitled to a total target pension on retirement at age 60 of 60 per cent. of the average of his last three years’ basic salary. The pension payable by Amersham will be this target pension less pension benefits earned in his previous employment. The pension will also include the pension which can be notionally secured by Sir William Castell from past remuneration supplements. The pension has been partly funded, through a combination of approved defined benefit arrangements and a Funded Unapproved Retirement Benefits Scheme (“FURBS”). George Battersby, Giles Kerr and Peter Loescher accrue pension benefits through a combination of approved defined benefit arrangements and unapproved defined contribution arrangements.

On 8 October 2003 it was agreed by Amersham’s remuneration committee that, in accordance with the scheduled review process, the FURBS arrangement for Sir William Castell should be fully funded for past service at 1 January 2004 and that additional funding would be provided immediately following completion of the Acquisition to meet the enhanced pension benefits due if the change of control provision in his pension arrangement had been triggered. It was also agreed that the funding would be based on yields from index linked gilts as recommended by the actuary.

In connection with the Acquisition, the service contract of each executive director, with the exception of Sir William Castell, was varied on 10 October 2003. As a result of such variation, and with effect from the time when the Acquisition completes, the notice period which the relevant employing company or the director is required to give to the other to terminate the director’s employment is reduced to three months.

In addition, the varied service contracts provide that if the Acquisition is completed, each executive director, except Sir William Castell, is entitled to a special payment which is to be paid in two equal instalments, six and twelve months after the Acquisition is completed. The amount of the payment is to be calculated in accordance with the existing termination provisions of a director’s service contract which allows for a termination payment equal to 95 per cent. of the aggregate of a director’s base annual salary, the average of the bonuses paid to him in the preceding three years, and amounts attributable to the loss of pension and other benefits, except in the case of George Battersby, where the amount of £645,810 in respect of his pension is payable on completion of the Acquisition.

In addition, under the varied service contracts, each executive director is entitled to receive a retention bonus equal to 75 per cent. of his base annual salary which will be paid nine months after the Acquisition is completed or, if relevant, nine months after any public announcement that the Acquisition will not proceed.

Neither the retention bonus nor any instalment of the special payment will be paid to a director if he resigns or his employment is terminated by reason of gross misconduct before the due date for payment.

Details of the payments are summarised below. The amount of the special payments and the retention bonuses shown will be increased if a director’s base annual salary is increased prior to completion of the Acquisition or, in the case of the retention bonus, prior to a public announcement that the Acquisition will not proceed. The amount of the special payments shown assume that the amount of bonus paid to a director in respect of the period ended 31 December 2003 will be the target amount payable, and accordingly the amount of the special payment may be more or less, depending on the actual amount of bonus which is paid to a director for that period.

Name of director	Retention bonus	Special payment

George Battersby	£212,438	£1,229,192*
Andrew Carr	$463,500	$1,298,959
Giles Kerr	£239,475	£769,409
Peter Loescher	£347,625	£1,346,750

*	This amount comprises £645,810 in respect of George Battersby’s pension entitlement, which will be paid on completion of the Acquisition and £583,382 payable in two equal instalments six and twelve months after the Acquisition is completed.

(a)    Sir William Castell’s new service contract with General Electric

On 11 February 2004, Sir William Castell entered into a new service contract with General Electric for a fixed period of two years, commencing shortly after completion of the Acquisition.

Under the new service contract, Sir William Castell’s basic annual salary will be £1,000,000. Sir William Castell will also be entitled to a non pensionable annual bonus of not less than £1,000,000 subject to continued employment and satisfactory performance.

In addition, Sir William Castell will be entitled to be awarded, on or as soon as reasonably practicable after the Effective Date, 200,000 performance share units in General Electric. Vesting of the performance share units will be contingent on Sir William Castell remaining in General Electric’s employment for the fixed period of two years and successfully achieving performance goals. Each performance share unit will be convertible into one GE Share for no consideration. Sir William Castell will be entitled to a quarterly cash payment, the amount of which will be equivalent to the dividends payable in respect of the GE Shares comprised in the performance share units.

Sir William Castell will also be entitled to be awarded, on or as soon as reasonably practicable after the Effective Date, options to acquire 200,000 GE Shares pursuant to the GE 1990 Long Term Incentive Plan. The exercise price for such options will be the market price of GE Shares at the close of business on the date on which the options are granted. These options will vest and become exercisable at the end of the fixed two year period, provided Sir William Castell remains employed by General Electric throughout that period, and will have a life of up to ten years.

Sir William Castell will also be entitled to the grant of a long term performance award under which, assuming achievement of the applicable performance targets at the maximum levels, he will be entitled to receive a cash sum equal to 250 per cent. of his base salary plus guaranteed bonus. Performance will be measured over the period from 1 January 2003 to 31 December 2005 by reference to the average annual percentage growth in General Electric’s revenue and earnings per share and the cumulative percentage return on total capital and cash generated. Any payment under the award will be pro-rated according to the proportion of the three year performance period during which Sir William Castell will have been in General Electric’s employment.

If Sir William Castell resigns or his contract of employment is terminated by General Electric by reason of gross misconduct, he will lose his entitlement to the long term performance award, the options granted to him under the GE 1990 Long Term Incentive Plan and the performance share units.

Sir William Castell will be entitled to a company car or an annual car allowance of £19,200, use of a chauffeur for business purposes, private medical expenses insurance which will be provided for life in the case of him and his wife, permanent health insurance and life assurance (the life assurance cover being not less than four times his basic annual salary in respect of death occurring during employment and not less than eight times basic annual salary in respect of accidental death at work).

In respect of his service with General Electric and, prior to the Effective Date, with Amersham, Sir William Castell will be entitled on retirement to receive a pension calculated on the same basis as if his employment with Amersham had continued, calculated in accordance with his current pension arrangements but based on a total pension of 60 per cent. of his average basic salary for the three years prior to termination of employment and with no actuarial reduction for receipt before age 60. Sir William Castell will be 57 years old on 10 April 2004.

On termination of his new service contract other than for cause, Sir William Castell is entitled to an agreed payment equal to 100 per cent. of any loss in respect of his pension entitlement and 95 per cent. of (i) base salary for the unexpired part of the employment period, (ii) the cost of benefits in kind provided to him which is agreed to be equal to 10 per cent. of salary for the unexpired period of the fixed employment period, (iii) a sum in respect of any unpaid annual bonus for the last complete year prior to termination, and (iv) the annual bonus from the commencement of the year in which employment terminates (for which purposes the assumed annual bonus shall be £1,000,000).

Sir William Castell will be entitled to participate in General Electric’s $1 million charitable gift programme applying to members of the General Electric Board on their retirement from the General Electric Board.

(b)    Non-executive directors

Non-executive directors do not have service contracts, but instead each has a letter of appointment setting out the terms and conditions of their appointment. Each of Amersham’s non-executive directors has been appointed for an initial term of three years, subject to subsequent renewal.

	Commencement
Name of director	of appointment	Annual fee

Donald Brydon	6 June 1997	£180,000
David Challen	5 August 2003	£44,000
John Johansen	21 October 1997	£44,000
Johan Odfjell	22 October 1997	£77,000
Dr John Patterson	9 January 2001	£55,000
Sir Keith Peters	2 August 2000	£77,000
Jacques Rejeange	22 October 1997	£55,000
Professor Eric Thorsby	22 October 1997	£44,000
Mathias Uhlen	9 May 2002	£44,000

Non-executive directors receive a basic fee of £44,000 and additional fees if they serve as chairman of any board committee. Donald Brydon’s annual fee includes a payment for his role as chairman of

Amersham, Johan Odfjell’s annual fee includes a payment for his role as deputy chairman, John Patterson’s annual fee includes a payment for his role as chairman of the remuneration committee, Keith Peters’ annual fee includes a payment for his role as chairman of the science advisory board and Jacques Rejeange’s annual fee includes a payment for his role as chairman of the audit committee.

With the exception of the arrangements in respect of Donald Brydon (described below), there are no provisions for compensation for early termination of a non-executive director’s appointment.

Donald Brydon entered into a new letter of appointment on 10 October 2003 which has a fixed duration of twelve months until 8 October 2004. If Donald Brydon is required to resign before the expiry of the twelve month period, he is entitled to receive compensation of an amount equivalent to the fees and benefits he would have been entitled to receive had his appointment not been terminated before the expiry of the twelve month period. Amersham has the option on 8 July 2004 to extend the appointment to 7 July 2005 with the same compensation provision.

Except as disclosed above, there are no other service contracts of any director or proposed director of an Amersham group company which have more than twelve months to run.

12.    Material contracts of the Amersham Group

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the Amersham Group during the period beginning two years before 8 October 2003 (the date on which Amersham announced that it had received an approach) and ending on 13 February 2004 (the latest practicable date prior to the posting of this document) and are or may be material:

(a)	The Implementation Agreement, pursuant to which:

(i)	Amersham and GE have given each other certain undertakings regarding implementation of the Scheme (or, if applicable, the Offer);

(ii)	GE and Amersham have agreed to co-operate with each other towards satisfaction of the regulatory Conditions;

(iii)	GE has agreed that it will waive satisfaction of any immaterial regulatory Condition, provided it is not illegal or unlawful to proceed with the Acquisition without satisfaction of such Condition;

(iv)	GE has agreed to make a compensatory payment to Amersham of £59.88 million if the regulatory Conditions are not satisfied or waived by 10 October 2004 provided (a) the non-fulfilment of, or delay in fulfilment of, the regulatory Conditions is not as a result of any act, omission or failure to provide information on the part of Amersham in certain circumstances, (b) the Amersham Board has not prior to such date withdrawn or modified (in such a way that the Amersham Board’s view is at best neutral) its recommendation to Amersham Shareholders to vote in favour of the Scheme or, if applicable, to accept the Offer, or (c) no Competing Proposal has been announced which is subsequently successful;

(v)	Amersham has agreed to make a compensatory payment to GE of £59.88 million if (a) a third party acquires Amersham pursuant to a Competing Proposal, or (b) the Amersham Board withdraws or modifies (in such a way that the Amersham Board’s view is at best neutral) its recommendation to Amersham Shareholders to vote in favour of the Scheme or, if applicable, to accept the Offer, where in each case the Exchange Ratio is less than the Maximum Exchange Ratio at the time a Competing Proposal is announced or at the time of the withdrawal of the recommendation (as the case may be);

(vi)	Amersham has agreed to certain provisions relating to the conduct of the Amersham Group’s business in the period up to the completion of the Acquisition, including agreeing to obtain the consent of GE: (a) to the acquisition or disposal of assets in each case above £125 million; to the incurring of net indebtedness exceeding £345 million (when aggregated with existing net indebtedness); and to the payment of dividends exceeding the rate of growth in earnings per share and in any event exceeding 115 per cent. of the aggregate amount of dividends paid in respect of the year ended 31 December 2002; and (b) to carrying on business other than in the ordinary course and in all material respects consistently with past practice; to making certain changes to its share capital; and to taking action which would require Amersham Shareholder approval under Rule 21 of the City Code or under the Listing Rules; and

(vii)	General Electric has agreed to procure performance by GE Investments of its obligations under the Implementation Agreement.

The Implementation Agreement provides that it will terminate in a number of circumstances, including if the Scheme does not become effective and if a Competing Proposal is implemented. GE also has certain termination rights in respect of a breach of the covenants referred to in paragraph (vi) above. Termination rights must be exercised within 30 days or such longer period as the Panel may allow of GE becoming aware of the relevant breach. GE has the right to terminate the Implementation Agreement if there is a breach of any of the covenants referred to in sub-paragraph (vi)(a). However, in relation to breaches of the covenants referred to in sub-paragraph (vi)(b), GE can only terminate the Implementation Agreement if the breach is of material significance to GE in the context of the Acquisition and Note 2 on Rule 13 of the City Code will apply. Any termination of the Implementation Agreement will give GE the right not to proceed with the Acquisition.

(b)	On 14 March 2002, Amersham entered into an agreement (the “Amersham Biosciences Agreement”) with (1) Amersham Biosciences Limited, (2) Pharmacia Corporation, (3) Pharmacia Biosystems AB, (4) Pharmacia & Upjohn Company, (5) Pharmacia & Upjohn, Inc., (6) Pharmacia AB, (7) Pharmacia International B.V. and (8) Pharmacia Deutschland GmbH pursuant to which Amersham agreed to purchase the ordinary and preference shares in the capital of Amersham Biosciences Limited owned by certain indirect subsidiaries of Pharmacia Corporation for a consideration of $1,000,000,000.

The Amersham Biosciences Agreement contains:

(i)	certain warranties which were given by the sellers of the shares and by Amersham;

(ii)	an indemnity in favour of Amersham which expires ten years from completion in respect of certain pre-completion liabilities of Amersham Biosciences Limited; and

(iii)	a guarantee given by Pharmacia Corporation in favour of Amersham in respect of the obligations of certain of the subsidiaries of Pharmacia Corporation under the Amersham Biosciences Agreement.

The consideration for the purchase effected by the Amersham Biosciences Agreement was funded partly by a placing of ordinary shares in the capital of Amersham. On 12 March 2002, Amersham and Morgan Stanley Securities Limited and Hoare Govett Limited (together, the “Managers”) entered into a placing agreement (the “Placing Agreement”) pursuant to which:

(i)	the Managers agreed to procure places for 50,000,000 new ordinary shares of Amersham; and

(ii)	Amersham granted Morgan Stanley Securities Limited an over-allotment option in respect of a further 7,500,000 new ordinary shares of Amersham.

In consideration for the services of the Managers under the Placing Agreement, Amersham agreed to pay the Managers a commission and an incentive fee. The Placing Agreement also contains certain warranties, representations and indemnities given by Amersham in favour of the Managers.

(c)	On 11 July 2002, Amersham Bioscience (SV) Corp, Amersham and Motorola, Inc. (“Motorola”) entered into an asset purchase agreement pursuant to which Amersham Biosciences (SV) Corp agreed to acquire Motorola Life Science’s CodelinkTM pre-arrayed slides business. The purchase price for the assets purchased by Amersham Biosciences (SV) Corp is $11 million. The parties agreed to make certain purchase price allocations following closing. This acquisition moved Amersham Group’s life sciences business into the pre-arrayed slides market.

The agreement contains certain representations, warranties and indemnities given by Motorola to Amersham Biosciences (SV) Corp and given by Amersham Biosciences (SV) Corp to Motorola, in respect of the pre-arrayed slides business. Each of those parties maximum potential liability to the other for any claims related to the agreement and certain related agreements is

$20 million. Claims related to a joint use and occupancy agreement, under which Motorola leases a portion of certain facilities to Amersham Biosciences (SV) Corp, are uncapped.

Amersham guaranteed the payment and performance obligations of Amersham Biosciences (SV) Corp under the asset purchase agreement and the other related agreements.

(d)	On 31 January 2002 Amersham Biosciences Corp (“Amersham Biosciences”), A/ G Company (a Massachusetts trust) and the holders of shares of beneficial interest in A/ G Company (“the Shareholders”) entered into a stock purchase agreement pursuant to which A/ G Company and the Shareholders agreed that A/ G Company would sell to Amersham Biosciences, and Amersham Biosciences agreed to purchase, all of the issued and outstanding shares in A/ G Technology Corp.

A/ G Technology Corp. is a company based in Massachusetts which is engaged in the business of developing, manufacturing and marketing products and services based on membrane separation technologies. The consideration consists of a closing payment of $24,303,491 and a deferred payment of $15 million plus interest. Each of these payments is then subject to certain post closing adjustments.

Under the agreement Amersham was required to guarantee Amersham Biosciences’ deferred payment obligations.

The acquisition of A/ G Technology Corp. and InnovaSep Technology Corporation on the same date (see below) moved Amersham Group’s life sciences business into the filtration market.

The agreement contains certain representations, warranties and indemnities given by A/ G Company and the Shareholders to Amersham Biosciences in respect of A/ G Technology Corp. The agreement also contains representations, warranties and indemnities given by Amersham Biosciences to A/ G Company and the Shareholders in respect of, amongst other things, Amersham Biosciences’ organisation and capacity to enter into the agreement and the related agreements and its obligations under the agreement. The maximum potential liability under the indemnities given by A/ G Company and the Shareholders to Amersham Biosciences and the maximum potential liability under the indemnities given by Amersham Biosciences to A/ G Company and the Shareholders, except in the case of fraud, is $12 million.

(e)	On 31 January 2002 Amersham Biosciences, Herczeg Investors, LLC and the principal members of Herczeg Investors, LLC (“Principal Members”) entered into a stock purchase agreement pursuant to which Herczeg Investors, LLC and the Principal Members agreed that Herczeg Investors, LLC would sell to Amersham Biosciences, and Amersham Biosciences agreed to purchase, 98.5 per cent. of the issued and outstanding shares in InnovaSep Technology Corporation.

InnovaSep Technology Corporation is a company based in Massachusetts which is engaged in the business of developing, manufacturing and marketing membrane separation technologies. Amersham Biosciences intended to combine this business with the filtration systems business operated by A/ G Technology Corp. (the “Combined Business”).

Consideration for 98.5 per cent. of the issued and outstanding shares in InnovaSep Technology Corporation comprises a closing payment of $1,640,000 and, depending on performance achieved by the Combined Business by (i) 31 December 2004, a year three milestone payment of $3 million, and (ii) 31 October 2006, a year five milestone payment of $5 million. An earn-out payment equal to 77 per cent. of the controllable operating profit during 2006 of the Combined Business is payable by Amersham Biosciences to Herczeg Investors, LLC, subject to certain provisions relating to the employment circumstances of Attila E. Herczeg. On 1 May 2007, bonus payments equal to 23 per cent. of the controllable operating profit of the combined business during 2006 are payable to certain key employees.

The acquisition of A/ G Technology Corp. and InnovaSep Technology Corporation moved Amersham Group’s life sciences business into the filtration market.

The agreement contains certain representations, warranties and indemnities given by Herczeg Investors, LLC and the Principal Members to Amersham Biosciences in respect of InnovaSep Technology Corporation. The agreement also contains representations, warranties and indemnities given by Amersham Biosciences to Herczeg Investors, LLC and the Principal

Members in respect of, amongst other things, Amersham Biosciences’ organisation and capacity to enter into the agreement and the related agreements and its obligations under the agreement. The maximum potential liability under the indemnities given by Herczeg Investors, LLC and the Principal Members to Amersham Biosciences and the maximum potential liability under the indemnities given by Amersham Biosciences to Herczeg Investors, LLC and the Principal Members, except in the case of fraud, is the total amount of the purchaser payments and 60 per cent. of the purchaser payments (depending upon how the loss arises).

On 31 January 2002 Amersham Biosciences and Paul Osenar also entered into a stock purchase agreement pursuant to which Paul Osenar agreed that he would sell to Amersham Biosciences, and Amersham Biosciences agreed to purchase, the remaining 1.5 per cent. of the issued and outstanding shares in InnovaSep Technology Corporation for $150,000. The agreement contains certain limited representations, warranties and indemnities given by each party to the other.

13.    Material contracts of the GE Group

The GE Group has not entered into any material contracts (otherwise than in the ordinary course of business) during the period beginning two years before 8 October 2003 (the date on which Amersham announced that it had received an approach) and ending on 13 February 2004 (the latest practicable date prior to the posting of this document).

14.	Terms and conditions of use of electronic proxy appointments

Amersham Shareholders on the main UK register may return their Forms of Proxy electronically by logging onto the website www.sharevote.co.uk and using the personal authentication reference number shown on their Form of Proxy. This electronic proxy appointment service is operated by Amersham’s Registrars. Amersham Shareholders who use this service will be subject to the conditions and terms of use, available on the website and set out in full below.

“These Conditions of Use set out the conditions on which we, Lloyds TSB Registrars (a trading name of Lloyds TSB Bank plc), will, on behalf of the Company, allow use of the Service to record your wishes regarding the appointment of a proxy in relation to your Shares in the Company. All the terms of these Conditions of Use are legally binding, so please read them through carefully before using the Authentication Reference Number to access the Service.

In the last Section you will find definitions of some of the words and phrases used in the rest of these Conditions of Use.

       1.     Confirmations

1.1	When the Authentication Reference Number is entered and the icon labelled GO — is clicked, you:

—	confirm that you, a Shareholder, are registering to use the Service in respect of your Shares;

—	confirm that you still have the right to vote your Shares, that is to say, you have not alienated them nor are you suffering from any lack of capacity to vote (for example, as a result of bankruptcy etc.); and

—	confirm that you have read, understood and have agreed to be bound by these Conditions of Use.

1.2	We will verify the Authentication Reference Number that you have provided. If verification is successful, you will be able to proceed to use the Service.

       2.     When to use the Service

2.1	You have the right to appoint someone to vote on a poll at the Meeting on your behalf (a proxy), but this does not prohibit you from attending and voting personally, if you wish. The proxy does not have to be another shareholder. Your proxy will be entitled to attend the Meeting on your behalf, but may not have the right to speak at the Meeting. Your proxy will only have the rights granted by the Articles of Association of the Company.

2.2	Your appointment of a proxy must be received by us before the Closure Date. If you appoint a proxy using the Service, the appointment is treated as received when it is recorded by our server in a way capable of being reproduced in legible form. We will notify you of receipt should you so request.

2.3	If you do not wish to appoint a personal proxy to attend the Meeting on your behalf, you may appoint the Chairman of the Meeting as your proxy. In this case, the Chairman will carry out your voting wishes in the event of a poll, regardless of his own views. Remember that your proxy will have discretion to vote on any other matter which is validly put to the Meeting, such as an amendment to a resolution or a move to adjourn the Meeting.

2.4	If you wish to appoint a proxy for the EGM (which you can do either by using the Service or by any other means permitted by the Company) you may specify how you wish your proxy to vote on your behalf. If you wish to appoint a proxy for the Court Meeting, you must instruct the proxy to vote either for or against the relevant resolution. We cannot accept responsibility if your proxy disregards your voting instructions.

2.5	You need not appoint a proxy in respect of all the Shares that you hold and you do not need to instruct your proxy to vote all your Shares in the same way. A message provided via the Service in respect of all of your Shares, or part of your Shares only, will be accepted.

2.6	You may use the Service to change instructions in relation to the appointment of a proxy or how you wish your proxy to vote provided that you do so before the Closure Date. The most recent appointment of a proxy given by you (which, in the absence of other evidence, will be deemed to be the last appointment received by us before the Closure Date), whether via the Service, or in writing on your proxy card, or by any other means permitted by the Company, prior to the Closure Date will be taken as your final appointment in relation to your Shares. After the Closure Date, you will be able to change voting instructions given to a proxy appointed before the Closure Date, but will not be able to do this using the Service.

2.7	If you provide us with instructions both in writing and via the Service, your most recent instruction will prevail. If it is not clear which is your most recent instruction, the electronic appointment given via the Service will prevail.

2.8	If we receive a message from you via the Service for more Shares than you actually hold at the time stipulated for the receipt of the proxy cards, we may, at our sole discretion, try to contact you in order to try to establish what your wishes are in respect of your actual shareholding. If, however, we are unable to do so or choose not to do so for any reason whatsoever, we can reject the entire message given via the Service as invalid. Neither we nor the Company will have any liability to you for any losses that arise in these circumstances.

2.9	If you wish, you can use the Service to advise us whether you intend to attend the Meeting. However, you are welcome to change your mind about attendance at any time.

2.10	If you provide us with your e-mail contact details when you use the Service, you agree that we can use those details in order to contact you for any purpose that is legitimately connected with your Shares. You also agree that we can pass your e-mail contact details to the Company for this purpose.

3.	Your Authentication Reference Number and your responsibilities for security

3.1	To enable you to use the Service, you will be given an Authentication Reference Number. This will be used to identify you whenever you wish to use the Service in relation to the Meeting. The number will be valid only for the Meeting: you will be given another number for subsequent meetings of the Company.

3.2	You must take all reasonable steps to ensure that your Authentication Reference Number stays secret. You must not disclose the Authentication Reference Number to someone else UNLESS you want that person to use the Service on your behalf and to register your proxy appointment in relation to your Shares by using the Service and have given that person a power of attorney to do so on your behalf. To ensure that only you and your authorised attorney are able to give us messages about your Shares using the Service, you must keep strictly to these security procedures.

3.3	You will be offered a limited number of attempts to enter your Authentication Reference Number correctly. If you fail to enter your Authentication Reference Number correctly within the number of attempts permitted, your right to use the Service will be withdrawn. You will, however, still be able to appoint a proxy by post by using the proxy card which we have sent you by post.

3.4	You must not leave Your System unattended while you are connected to the Service.

3.5	You must not use the Service from any computer connected to a local area network without first making sure that no one else will be able to observe or copy your Authentication Reference Number or get access to the Service claiming to be you.

3.6	We will not accept any message or instruction that you send using the Service if the message or instruction contains a computer virus.

       4.     Your authority to us to carry out your wishes

4.1	You agree that the use of the Authentication Reference Number in the online registration process is adequate identification of you or your authorised attorney. We and the Company are entitled to act on the electronic messages given using the Service in connection with the Authentication Reference Number without obtaining any further written or other confirmation from you, even if those messages are not actually given or authorised by you.

4.2	Neither we nor the Company will have any liability for proxy appointments we accept via the Service in good faith.

4.3	Neither we nor the Company will be under any obligation to accept an appointment that is conditional.

4.4	We or the Company may, when either of us reasonably believes we are justified in doing so:

—	insist on written confirmation of an appointment; or

—	make additional security checks before acting on a message.

If we or the Company reasonably believe that an appointment may not have been properly authorised by you, we will be entitled (but will not be obliged) to make reasonable efforts to check whether it was properly authorised.

4.5	Neither we nor the Company will be liable for failing to act on any message given to us using the Service if we do not receive that message.

       5.     If you hold any Shares jointly

5.1	In connection with any Shares that you hold jointly with others, you agree that your joint shareholder(s) may use the Service on the terms set out in these Conditions of Use and any of you may validly provide electronic messages via the Service in connection with those Shares. When conflicting instructions and appointments are given by joint shareholders the Articles of Association of the Company will decide which prevails.

5.2	When instructions are given by one joint shareholder using the Service and a less senior joint shareholder (seniority being determined by the order in which the names of the shareholders stand in the register of members of the Company) attends the Meeting in person, the instructions given using the Service will prevail. Although the less senior joint shareholder will be able to attend the Meeting, he or she will not be able to vote in respect of Shares in respect of which instructions have been given by a more senior joint shareholder.

       6.     Operating times changes or disruptions

6.1	The Service will usually be available for use 24 hours a day until the Closure Date. Although we will make all reasonable efforts to ensure that this is the case, you accept that routine maintenance requirements, excess demand on the Service and circumstances beyond our control may mean it is not always possible for the Service to be available during these normal operating hours.

7.	Lloyds TSB Registrars electronic proxy appointment service: the software and hardware

7.1	When you access the Service, it may automatically provide Your System with the Service Software necessary to enable you to access and operate the Service. It is your responsibility to ensure that the Service Software that is supplied to you is compatible with Your System and any software on Your System.

7.2	You must take all reasonably practicable measures to ensure that Your System is free of any computer virus and is adequately maintained in every way. The Service can be accessed through the internet, a public system over which we have no control, and you must therefore ensure that Your System is adequately protected against acquiring a virus.

7.3	You must not access the Service using any computer or other device that you do not own unless you have first obtained the owners permission. If you break this rule, you must compensate us for any loss we may suffer as a result.

7.4	We cannot be responsible for:

—	any internet access services through which you access the Service that are not controlled by us; and

—	any loss you may suffer as a result of your using such an internet access service.

You must comply with all the terms and conditions of such an internet access service and pay all the charges connected with it.

7.5	By supplying you with the Service Software we are granting you a non-exclusive, non-transferable, temporary licence to use the Service Software for the purpose of accessing the Service, and for no other purpose. The Service Software contains valuable information that belongs to others or to us. You must not, and you must not permit any third party to:

—	use the Service Software except in connection with operating the Service; or

—	take copies of, sell, assign, lease, sub-licence or otherwise transfer the Service Software to any third party; or

—	try to decompile, reverse engineer, input or compile any of the Service Software; or

—	disclose confidential information comprised in the Service Software to any third party.

7.6	If you access the Service from a country outside the United Kingdom, you are responsible for complying with the local laws of that country, including obtaining any licence needed for the import of the Service Software (and, in particular, the encryption software which it contains) into that country and agree that you will compensate us for any loss we may suffer as a result of your failure to comply with this obligation.

7.7	If you become aware of any unauthorised use of the Service Software, you agree that you will let us know immediately on 0870 600 3989.

       8.     The extent of our liability for your loss or damage

8.1	Neither we nor the Company are liable for direct loss or damage to you as a result of making the Service available to you, unless our negligence, fraud or our deliberate default directly causes the loss or damage. In any event, except in the case of fraud, neither we nor the Company will be liable for any consequential or indirect losses whatsoever, whether such liability arises in contract or tort or otherwise, was reasonably foreseeable or not and whether we have been advised of the possibility of such loss being incurred. Examples of circumstances in which neither we nor the Company will be liable to you for loss or damage resulting to you through the use of the Service include (but are not limited to):

8.1.1	acting on an appointment which has been validly authenticated as coming from you but which in fact was given by somebody else; and

8.1.2	any incompatibility between Your System and the Service; and

8.1.3	any machine, system or communications failure, industrial dispute or other circumstances beyond our control that leads either to the Service being totally or partially unavailable or to messages given via the Service not being acted upon promptly or at all; and

8.1.4	your relying on any information about your Shares provided as part, or by means, of the Service; and

8.1.5	any misuse of Your System by yourself or anyone else; and

8.1.6	any access to information about your Shares that is obtained by a third party as a result of your using the Service (except where that access is obtained as a result of our negligence, fraud or deliberate default); and

8.1.7	refusing to accept a message or instruction which contains a computer virus in accordance with Condition 3.6; and

8.1.8	any damage or loss to Your System caused by the Service Software.

       9.     The validity of the terms of these Conditions of Use

9.1	Any provision of these Conditions of Use which is held by any competent authority to be invalid, void, voidable, unenforceable or unreasonable (in whole or in part) shall to the extent of such invalidity, voidness, voidability, unenforceability or unreasonableness be deemed severable and the other provisions of these Conditions of Use and the remainder of such provision shall not be affected.

9.2	If we relax any of the terms of these Conditions of Use, this may be just on a temporary basis or as a special case; it will not affect our right to enforce that term strictly again at any time.

       10.    Communications between us

10.1	You may communicate with us by telephone on 0870 600 3989.

10.2	Although communications given via the Service are intended to be secure, electronic mail is not a completely reliable or secure method of communication.

10.3	If we need to send you a notice, we will use the address recorded on the register unless, as provided in Condition 2.10, you have given us an e-mail address, when we may use that instead.

       11.    Service quality: recording your calls and electronic messages

11.1	To protect both shareholders of the Company and staff and to help resolve any disputes between you and us or the Company:

—	we may record phone conversations with you (we intend to keep these recordings for at least 6 years);

—	we will keep a record of all appointments and messages given by you via the Service;

—	we may monitor and listen to calls to us in order to assess and improve the quality of our service; and

—	we may monitor and record calls to any technical helpdesk used in connection with the Service.

       12.    The law covering these Conditions of Use

12.1	English law will govern these Conditions of Use. Both you and we (for ourselves and on behalf of the Company) agree to submit to the jurisdiction of the English courts in connection with any dispute. This does not affect any right to pursue any remedies in the courts of any other jurisdiction that is appropriate.

13.	Definitions: the meaning of some words and phrases used in these Conditions of Use

Some words and expressions used in these Conditions of Use have particular meanings as follows:

“Authentication Reference Number” means the unique twenty four digit reference number that we provide to you on your proxy card that we send to you prior to the Meeting. We use this number to confirm your identity, or that of your authorised attorney, whenever the Service is used.

“Closure Date” means the date and time by which the Company have indicated that proxy appointments must be received in order to be valid for the Meeting. This is usually 48 hours before the Meeting.

“Company” means the company in which you are a shareholder listed on that part of the Service website to which you are given access by entering your Authentication Reference Number.

“Court Meeting” means the meeting of the Company convened by the Court, details of which are set out on the Service website.

“EGM” means the general meeting of the Company, details of which are set out on the Service website.

“Meeting” means either the EGM or the Court Meeting (as the case may be) of the Company.

“Service” means the service provided by us that enables you or your authorised attorney to appoint a proxy by a computer or other device linked to our system.

“Service Software” means any software supplied to you whenever you access the Service.

“Shares” means your registered holding of shares in the Company.

“We/us/our/Lloyds TSB Registrars” refers to Lloyds TSB Registrars, a trading name of Lloyds TSB Bank plc. Registered Office, 25 Gresham Street, London, EC2V 7HN.

“You/your/Shareholder” means you the registered holder of the Shares and includes any attorney authorised by you to use the Service on your behalf. If the Shareholder has died, the personal representatives will not be allowed to lodge a proxy appointment in respect of those Shares.

“Your System” means the electronic equipment used by you or your authorised representative to access the Service.”

15.    Material changes

(a)	Save as disclosed in this document, there has been no material change in any information previously published by or on behalf of Amersham during the offer period.

(b)	Save as disclosed in Part 4 (Financial Information on the Amersham Group) of this document, there has been no material change in the financial or trading position of Amersham since 31 December 2002, being the date to which the latest audited financial statements of Amersham were prepared.

(c)	Save as disclosed in this document, there has been no material change in the financial or trading position of General Electric since 31 December 2002, being the date to which the latest audited financial statements of General Electric were prepared.

16.    Consents

(a)	JPMorgan has given and not withdrawn its written consent to the issue of this document with the inclusion of its letter set out in Part 2 (Explanatory Statement) of this document and the references to its name in the form and in the context in which they appear.

(b)	Morgan Stanley has given and not withdrawn its written consent to the issue of this document with the inclusion of its letter set out in Part 2 (Explanatory Statement) of this document and the references to its name in the form and in the context in which they appear.

(c)	Goldman Sachs has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and in the context in which they appear.

17.    Alternative structure

(a)	GE and Amersham have agreed that, if GE so elects, the Acquisition may be implemented by way of an Offer. In this event, the Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme. In particular, Conditions (a) to (c) inclusive set out in Part 3 (Conditions to the Scheme and the Acquisition) of this document will not apply and the Offer will be subject to the following further Conditions:

(i)	valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on the first closing date of the Offer or such later time(s) and/or date(s) as GE may, with the consent of the Panel or in accordance with the City Code, decide in respect of not less than 90 per cent. or such lower percentage as GE may decide in nominal value of the Amersham Shares (including the Amersham Shares represented by Amersham ADSs) to which the Offer relates, provided that this Condition shall not be satisfied unless GE and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, Amersham Shares (including the Amersham Shares represented by Amersham ADSs) carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at general meetings of Amersham; and provided further that this Condition shall be capable of being satisfied only at a time when all other Conditions have been satisfied or waived.

For the purposes of this Condition:

(A)	shares which have been unconditionally allotted but not issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription rights or otherwise, shall be deemed to carry the voting rights they will carry on being entered into the register of members of Amersham;

(B)	the expression “Amersham Shares (including the Amersham Shares represented by Amersham ADSs) to which the Offer relates” shall be construed in accordance with sections 428 to 430F of the Companies Act;

(C)	valid acceptances shall be treated as having been received in respect of any Amersham Shares which GE shall, pursuant to section 429(8) of the Companies Act, be treated as having acquired or contracted to acquire by virtue of acceptances of the Offer; and

(D)	as the Offer will be extended into the United States, the first closing date of the Offer shall be not earlier than the first date permissible under SEC regulations; and

(ii)	the Registration Statement, and any post-effective amendments thereto, having become effective under the Securities Act and no stop order suspending the effectiveness of such Registration Statement or any part thereof having been issued and no proceeding for that purpose having been initiated or threatened by the SEC.

(b)	If GE does elect to implement the Acquisition by way of an Offer, a further document setting out the full terms and conditions of the Offer will be sent out to Amersham Shareholders and holders of Amersham ADSs.

18.    Sources and bases of information

In this document, unless otherwise stated or the context otherwise requires, the following bases and sources of certain information and calculations have been used:

(a)	Financial information

The financial information relating to General Electric has been extracted from its audited financial statements for the years to which such information relates and the preliminary unaudited results for the year ended 31 December 2003, all of which are prepared in accordance with US GAAP.

The financial information relating to Amersham has been extracted from its preliminary unaudited results for the year ended 31 December 2003 and audited annual accounts for the relevant periods, all of which are prepared in accordance with UK GAAP.

(b)	Price of Amersham Shares

The price of Amersham Shares on any particular date is, unless otherwise stated, the official closing price on the London Stock Exchange at close of business on such date, derived from Bloomberg.

(c)	Issued share capital of Amersham

On 13 February 2004 (the latest practicable trading day prior to the posting of this document), Amersham had 705,377,070 Amersham Shares in issue.

The Amersham Directors beneficially held 470,406 Amersham Shares on 13 February 2004 (the latest practicable trading day prior to the posting of this document).

(d)	Diluted share capital of Amersham

The value placed on the diluted share capital of Amersham by the Acquisition has been determined on the basis of 705,377,070 Amersham Shares in issue on 13 February 2004 (the latest practicable trading day prior to the posting of this document) and a net dilution effect of 13,380,598 new Amersham Shares resulting from the 42,519,208 options over new Amersham Shares outstanding under the Amersham Employee Share Schemes as at 13 February 2004.

The net dilution effect of 13,380,598 has been calculated under the treasury method assuming the exercise of all options for new Amersham Shares under the Amersham Employee Share Schemes net of the repurchase of such number of Amersham Shares at £8.00 as could be acquired with the aggregate option exercise proceeds.

(e)	Price of GE Shares

The price of GE Shares on any particular date is, unless otherwise stated, the closing quotation on the NYSE on such date, derived from Bloomberg. The GE Share price as at 13 February 2004 is $32.72.

(f)	Market capitalisation of General Electric

The market capitalisation of General Electric as at 13 February 2004 is calculated on the basis of the above price and 10,072,685,621 GE Shares in issue as at 31 January 2004.

(g)	Diluted basis

The number of New GE Shares to be delivered on a diluted basis has been calculated under the treasury method. This assumes the exercise of options for Amersham Shares net of the repurchase of such number of Amersham Shares at £8.00 as could be acquired with the aggregate option exercise proceeds. If the aggregate option exercise proceeds are not used in this way, the total number of New GE Shares to be delivered on a fully diluted basis would be 334,498,501 rather than 322,219,063 on the basis of the Exchange Ratio at Posting, and 415,679,489 rather than 400,419,897 on the basis of the Maximum Exchange Ratio.

(h)	Premium of Acquisition

The terms of the Acquisition value each Amersham Share (on the basis of the Sterling GE Price at Posting of £17.84) at £8.00. The premium that these terms represent has been calculated by reference to the price of an Amersham Share of £5.52 on 7 October 2003 (the last trading day prior to the announcement by Amersham that it had received an approach).

(i)	Exchange rates

Except where otherwise indicated, the following exchange rates have been used in this document:

Relating to date / Period	$ / £

13 February 2004	1.90
31 December 2003	1.79
9 October 2003	1.66
30 September 2003	1.66
30 June 2003	1.65
31 December 2002	1.61
1 January to 31 December 2003	1.64
1 January to 9 October 2003	1.61
1 January to 30 September 2003	1.61
1 January to 30 June 2003	1.61
1 January to 31 December 2002	1.50

(j)	Sterling GE Price at Announcement

The Sterling GE Price at Announcement has been calculated on the basis of the average price of a GE Share calculated on the basis of the daily volume weighted average price of a GE Share on the NYSE for the ten consecutive trading days prior to, but not including, 9 October 2003, converted into sterling using the daily 3.00 p.m. (London time) Bank of England $/£ fix.

	Daily volume weighted	3.00 p.m. Bank
	average GE	of England fix	Sterling GE
Date	Share price (in $)	($/£)	Price (in £)

25 September 2003	30.6875	1.6594	18.4931
26 September 2003	29.9419	1.6617	18.0188
29 September 2003	30.3509	1.6517	18.3756
30 September 2003	29.8260	1.6712	17.8471
1 October 2003	30.3630	1.6613	18.2767
2 October 2003	30.6527	1.6694	18.3615
3 October 2003	31.0943	1.6669	18.6540
6 October 2003	30.9286	1.6710	18.5090
7 October 2003	30.6656	1.6717	18.3440
8 October 2003	30.3537	1.6608	18.2766
10 Day Average			18.3156

The daily volume weighted average price of a GE Share on the NYSE is sourced from Bloomberg (using function “AQR” for the relevant 24 hour period). The daily 3.00 p.m. (London time) Bank of England fixes for the $/£ exchange rates are sourced from the Bank of England page on Bloomberg (using function “BOE”).

On the basis of the above table, the Sterling GE Price at Announcement was £18.32.

(k)    Sterling GE Price at Posting

The Sterling GE Price at Posting has been calculated on the basis of the average price of a GE Share calculated on the basis of the daily volume weighted average price of a GE Share on the NYSE for the ten consecutive trading days prior to, but not including, 17 February 2004, converted into sterling using the daily 3.00 p.m. (London time) Bank of England $/£ fix.

	Daily volume weighted
	average GE	3.00 p.m. Bank
	Share price	of England fix	Sterling GE
Date	(in $)	($/£)	Price (in £)

2 February 2004	33.6756	1.8222	18.4807
3 February 2004	33.3303	1.8407	18.1074
4 February 2004	33.2037	1.8323	18.1213
5 February 2004	33.3419	1.8409	18.1117
6 February 2004	33.2320	1.8495	17.9681
9 February 2004	33.0622	1.8582	17.7926
10 February 2004	32.5656	1.8695	17.4194
11 February 2004	32.9970	1.8690	17.6549
12 February 2004	32.9618	1.8893	17.4466
13 February 2004	32.8827	1.8965	17.3386
10 Day Average			17.8441

The daily volume weighted average price of a GE Share on the NYSE is sourced from Bloomberg (using function “AQR” for the relevant 24 hour period). The daily 3.00 p.m. (London time) Bank of England fixes for the $/£ exchange rates are sourced from the Bank of England page on Bloomberg (using function “BOE”).

On the basis of the above table, the Sterling GE Price at Posting was £17.8441.

The Exchange Ratio at Posting of 0.4483 New GE Shares for every Amersham Share has been calculated by dividing £8.00 by the Sterling GE Price at Posting of £17.8441 and then rounding down the resulting ratio to four decimal places.

(l)	Maximum Exchange Ratio

The Maximum Exchange Ratio is calculated by taking the Sterling GE Price at Announcement of £18.3156, multiplying it by 78.4 per cent. and by dividing the resulting price of £14.3594 into £8.00 and rounding down the resulting ratio to four decimal places. This gives a Maximum Exchange Ratio of 0.5571 New GE Shares for every Amersham Share.

(m)	Pro-forma 2003 revenue estimate for GE Healthcare

The pro-forma 2003 revenue estimate for the combined GE Healthcare business has been calculated by aggregating GE Medical’s revenue for the year ended 31 December 2003, as reported in General Electric’s preliminary unaudited results for the year ended 31 December 2003, with Amersham’s revenues for the same period, as reported in its preliminary unaudited results for the year ended 31 December 2003.

19.    Documents on display

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturday, Sunday and UK public holidays excepted) at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, United Kingdom from the date of this document up to and including the Effective Date:

(a)	the Memorandum and Articles of Association of Amersham;

(b)	the Certificate of Incorporation and By-laws of General Electric;

(c)	the Certificate of Incorporation and By-laws of GE Investments;

(d)	the audited consolidated financial statements of Amersham for the three years ended 31 December 2002;

(e)	the preliminary unaudited results of Amersham for the year ended 31 December 2003;

(f)	the audited consolidated financial statements of General Electric for the three years ended 31 December 2002;

(g)	the preliminary unaudited results of General Electric for the year ended 31 December 2003;

(h)	the Annual Report on Form 10-K of General Electric for the year ended 31 December 2002 and the Reports on Form 10-Q of General Electric for each of the periods ended 31 March 2003, 30 June 2003 and 30 September 2003;

(i)	the service agreements and letters of appointment referred to in Section 11 of this Part 7;

(j)	the written consents referred to in Section 16 of this Part 7;

(k)	the contracts referred to in Section 12 of this Part 7;

(l)	the undertakings of the Amersham Directors and the spouse of one of the directors who are interested in Amersham Shares referred to in Section 7 of this Part 7;

(m)	a full list of the dealings where the Panel has given consent to aggregation of dealings; and

(n)	this document, the Forms of Proxy, the Form of Election, the VPS Voting Instruction Card and the ADS Voting Instruction Card.

Dated 17 February 2004

PART 8

DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

“Acquisition”	means the proposed acquisition by GE of Amersham, by means of the Scheme;

“ADS Exchange Ratio”	means the number (expressed as a fraction rounded down to four decimal places) of New GE Shares to be delivered as consideration for each Amersham ADS under the terms of the Scheme, determined by multiplying the Exchange Ratio by 5;

“ADS Voting Instruction Card”	means the white voting instruction card for use by registered holders of Amersham ADSs to provide instructions as to how to vote the Amersham Shares underlying their Amersham ADSs in connection with the Court Meeting and the Amersham EGM;

“Amersham”	means Amersham plc;

“Amersham ADSs”	means American Depository Shares of Amersham, each representing five Amersham Shares;

“Amersham ADS Exchange Ratio at Posting”	means 2.2415 New GE Shares;

“Amersham Annual Report and Accounts”	means the audited annual consolidated financial statements of the Amersham Group for the financial year ended 31 December 2002;

“Amersham Board”	means the board of directors of Amersham;

“Amersham Directors”	means the directors of Amersham whose names are set out in Section 2 of Part 7 (Additional Information) of this document;

“Amersham EGM” or “Extraordinary General Meeting”	means the extraordinary general meeting of Amersham Shareholders or any adjournment thereof, notice of which is set out in Part 11 (Notice of Extraordinary General Meeting) of this document;

“Amersham Employee Share Schemes”	means the Amersham Executive Share Option Scheme 1993, the Amersham 2001 Executive Share Option Scheme, the Amersham Share Option Scheme 1992, the Amersham 2002 Sharesave Plan, the Amersham North America Stock Option Plan 2000, the Amersham Long Term Incentive Plan, the Amersham US Employee Stock Purchase Plan, the Agreement Granting Restricted Share Awards to Peter Loescher, the Amersham Health Irish Share Participation Scheme, the Amersham Canadian Employee Stock Purchase Plan and the Amersham Foundation - Employee Share Purchase Plan;

“Amersham Group”	means Amersham and its subsidiary undertakings;

“Amersham Interim Results”	means the unaudited consolidated financial statements of the Amersham Group for the six-month period ended 30 June 2003;

“Amersham Securities”	means Amersham Shares (including entitlements to Amersham Shares held through the VPS in Norway) and Amersham ADSs;

“Amersham Shareholders”	means the registered holders of Amersham Shares and, unless the context otherwise requires, the holders of entitlements to Amersham Shares through the VPS in Norway (and, for the avoidance of doubt, but without limitation, references to “Amersham Shareholders” in the context of Forms of Proxy, Forms of Election and of voting at the Court Meeting or at the Amersham EGM will not include such holders);

“Amersham Shares”	means issued and to be issued ordinary shares of 5 pence each in the capital of Amersham;

“A Ordinary Shares”	means the A ordinary shares of 5 pence each in the capital of Amersham resulting from the reclassification of the Amersham Shares as described in Section 5 of Part 2 (Explanatory Statement) of this document;

“B Ordinary Shares”	means the B ordinary shares of 5 pence each in the capital of Amersham resulting from the reclassification of the Amersham Shares as described in Section 5 of Part 2 (Explanatory Statement) of this document;

“business day”	means a day (excluding Saturdays, Sundays and public holidays in the United Kingdom or the US) on which banks generally open for business in London and New York, or either as specified;

“Canada”	means Canada, its possessions and territories and all areas subject to its jurisdiction or any political sub-division thereof;

“CDI”	means a CREST depositary interest representing an entitlement to a share, general details of CREST depositary interests being contained in the CREST International Manual (November 2002);

“Certificated Holder”	means an Amersham Shareholder on the UK register who holds Amersham Shares in certificated form;

“City Code”	means The City Code on Takeovers and Mergers of the United Kingdom;

“Companies Act”	means the Companies Act 1985;

“Competing Proposal”	means an offer or merger proposed by any third party in respect of Amersham or for the shares of Amersham;

“Conditions”	means the conditions to the Scheme and the Acquisition set out in Part 3 (Conditions to the Scheme and the Acquisition) of this document;

“Court”	means the High Court of Justice in England and Wales;

“Court Meeting”	means the meeting of Amersham Shareholders as convened by order of the Court under section 425 of the Companies Act or any adjournment thereof, notice of which is set out at Part 10 (Notice of Court Meeting) of this document;

“CREST”	means a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is operator (as defined in the CREST Regulations);

“CRESTCo”	means CRESTCo Limited;

“CREST Regulations”	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);

“Deposit Agreement”	means the deposit agreement dated 9 June 1998 between Amersham, the Depositary and holders from time to time of Amersham ADSs (as amended);

“Depositary”	means Citibank, N.A., 111 Wall Street, 21st Floor, New York, NY 10043, USA;

“DnB NOR”	means DnB NOR Bank ASA, Verdipapirservice, 0021 Oslo, Norge;

“DTCC”	means the Depositary Trust and Clearing Corporation;

“Effective Date”	means the date on which an office copy of the Final Court Order has been delivered to the Registrar of Companies for registration and is registered by him;

“Exchange Act”	means the US Securities Exchange of 1934 and the rules thereunder;

“Exchange Ratio”	means the number (expressed as a fraction rounded down to four decimal places) of New GE Shares to be delivered as consideration for each Amersham Share under the terms of the Scheme;

“Exchange Ratio at Posting”	means 0.4483 New GE Shares;

“Explanatory Statement”	means this document and in particular Part 2 (Explanatory Statement) of this document which has been prepared in accordance with section 426 of the Companies Act;

“Final Court Hearing”	means the hearing at which the Court’s confirmation of the reduction of capital provided for by the Scheme will be sought under section 137 of the Companies Act;

“Final Court Order”	means the order of the Court confirming under section 137 of the Companies Act the reduction of capital provided for by the Scheme;

“Final Hearing Date”	means the date on which the Final Court Order is made;

“Final Sterling GE Price”	means the Sterling GE Price as determined on the day immediately preceding the Final Hearing Date;

“Form of Election”	means the yellow form of election accompanying this document;

“Forms of Proxy”	means the blue forms of proxy for use in connection with the Court Meeting and the pink forms of proxy for use in connection with the Amersham EGM;

“GE”	means General Electric and GE Investments;

“GE CDI”	means a CDI representing an entitlement to a New GE Share;

“GE Group”	means General Electric and its subsidiary undertakings;

“GE Investments”	means GE Investments, Inc., a subsidiary of General Electric;

“GE Investments Directors”	means the directors of GE Investments whose names are set out in Section 4 of Part 7 (Additional Information) of this document;

“GE Medical”	means GE Medical Systems, a division of General Electric;

“General Electric”	means General Electric Company;

“General Electric Board”	means the board of directors of General Electric;

“General Electric Directors”	means the directors of General Electric whose names are set out in Section 3 of Part 7 (Additional Information) of this document;

“GE Shares”	means shares of common stock of $0.06 par value each in the capital of General Electric;

“Goldman Sachs”	means Goldman Sachs International;

“Implementation Agreement”	means the agreement dated 10 October 2003 between General Electric, GE Investments and Amersham relating to the Acquisition, details of which are set out in Section 12 of Part 7 (Additional Information) of this document;

“Initial Court Hearing”	means the hearing at which the Court’s sanction of the Scheme will be sought under section 425 of the Companies Act;

“Initial Court Order”	means the order of the Court sanctioning the Scheme under section 425 of the Companies Act;

“Japan”	means Japan, its cities, prefectures, territories and possessions;

“JPMorgan”	means J.P. Morgan plc;

“kroner”	means the lawful currency of Norway;

“Listing Rules”	means the rules and regulations made by The Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000;

“London Stock Exchange”	means the London Stock Exchange plc;

“Maximum Exchange Ratio”	means the maximum number of New GE Shares to be delivered under the terms of the Scheme as consideration for each Amersham Share, being 0.5571 New GE Shares for each Amersham Share;

“Morgan Stanley”	means Morgan Stanley & Co. Limited;

“New GE Shares”	means the GE Shares to be delivered pursuant to the terms of the Acquisition, whether new, treasury or previously issued;

“Norway”	means the Kingdom of Norway, its territories and possessions;

“Norwegian Sub-registrar”	means DnB NOR;

“NYSE”	means the New York Stock Exchange, Inc.;

“Offer”	means, should GE elect to make the Acquisition by way of an offer, the recommended offer to be made by Goldman Sachs on behalf of GE to acquire all of the Amersham Shares, including as appropriate the offer to holders of Amersham ADSs in respect of the Amersham Shares underlying such ADSs, on the terms and subject to the conditions set out in this document and to be set out in the Offer Document and, where the context admits, any subsequent revision, variation, extension or renewal of such Offer;

“Offer Document”	means, should GE elect to make the Acquisition by way of the Offer, the document to be sent to Amersham Shareholders and holders of Amersham ADSs which will contain, inter alia, the terms and conditions of the Offer;

“Official List”	means the Official List of the UK Listing Authority;

“Panel”	means The Panel on Takeovers and Mergers of the United Kingdom;

“Reclassification Date”	means the date on which an office copy of the Initial Court Order is delivered to the Registrar of Companies and the Scheme becomes effective;

“Reclassification Record Time”	means 5.30 p.m. on the Reclassification Date;

“Registrar”	means Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 3DW, United Kingdom;

“Registrar of Companies”	means the Registrar of Companies in England and Wales;

“Registration Statement”	means, should GE elect to make the Acquisition by way of the Offer, the registration statement on Form S-4 relating to the Offer to be filed by GE with the SEC under the Securities Act;

“Scheme”	means the proposed scheme of arrangement under section 425 of the Companies Act between Amersham and the Scheme Shareholders set out in Part 9 (The Scheme of Arrangement) of this document;

“Scheme Record Time”	means 6.00 p.m. on the Reclassification Date or, if the Final Court Order is not made on the day following the Reclassification Date or is expressed to take effect on a date later than the date on which it is made, 6.00 p.m. on the last business day preceding the date on which the Final Court Order is made or (if later) is expressed to take effect;

“Scheme Shareholders”	means holders of Scheme Shares;

“Scheme Shares”	means:

(i) the Amersham Shares in issue at the date of this document;

(ii) any Amersham Shares issued after the date of this document and prior to the Voting Record Time; and

(iii) any Amersham Shares issued at or after the Voting Record Time and prior to the Reclassification Record Time, on terms that the holders of any such shares shall be bound by the Scheme,

and including, for the avoidance of doubt, the A Ordinary Shares and the B Ordinary Shares resulting from the reclassification of the Amersham Shares in accordance with the Scheme;

“SEC”	means the United States Securities and Exchange Commission;

“Securities Act”	means the US Securities Act of 1933 and the rules thereunder;

“Settlement Agent”	means The Bank of New York;

“sterling”, “£”, “pence” and “p”	means the lawful currency of the United Kingdom;

“Sterling GE Price”	means on any day the average price of a GE Share calculated on the basis of the daily volume weighted average price of a GE Share (in dollars) on the NYSE for the ten consecutive trading days prior to, but not including, that day, converted into sterling using the daily 3.00 p.m. (London time) Bank of England (or any successor organisation) $/£ fix;

“Sterling GE Price at Announcement”	means £18.32, being the Sterling GE Price as determined on 9 October 2003;

“Sterling GE Price at Posting”	means £17.84, being the Sterling GE Price as determined on 17 February 2004;

“Sterling Value”	means the Final Sterling GE Price multiplied by the Exchange Ratio or the ADS Exchange Ratio, as the case may be;

“Sterling Value at Posting”	means £8.00 or £40.00, being the Sterling GE Price at Posting multiplied by the Exchange Ratio at Posting or the ADS Exchange Ratio at Posting, as the case may be;

“subsidiary” and “subsidiary undertaking”	have the meanings ascribed under the Companies Act;

“Third Party”	means any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, stock exchange, trade agency, association, institution or any other body or person whatsoever in any jurisdiction;

“trading day”	means a day on which trading takes place on the NYSE and the London Stock Exchange, or either as specified;

“Uncertificated Holder”	means an Amersham Shareholder whose Amersham Shares are held in a stock account in CREST at the Scheme Record Time;

“UK” or “United Kingdom”	means the United Kingdom of Great Britain and Northern Ireland;

“UK Listing Authority”	means The Financial Services Authority in its capacity as the competent authority under the Financial Services and Markets Act 2000;

“US” or “United States”	means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“US$”, “US dollars”, “$” and “dollars”	means the lawful currency of the United States;

“Voting Record Time”	means 6.00 p.m. (London time) on 15 March 2004 or, in the case of an adjournment of the Court Meeting or the Amersham EGM, 6.00 p.m. (London time) on the day two days preceding the date of the adjourned Court Meeting or Amersham EGM;

“VPS”	means Verdipapirsentralen, the Norwegian paperless securities registration and settlement system;

“VPS Registrar Agreement”	means the registrar agreement dated 26 February 1998 between Amersham and the Norwegian Sub-registrar (as amended), regarding the registration of the Amersham Shares in the VPS; and

“VPS Voting Instruction Card”	means the green voting instruction card for use by holders of entitlements to Amersham Shares through the VPS in Norway to instruct the Norwegian Sub-registrar how to vote their Amersham Shares in connection with the Court Meeting and the Amersham EGM.

All references to legislation in this document are to English legislation unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

The daily volume weighted average price of a GE Share on the NYSE for calculating the Sterling GE Price will be derived from Bloomberg (or any replacement service) page “AQR” (or such other page as may replace such page) using prices representing all trading information for that relevant 24 hour period (“Eastern Standard Time”).

The daily 3.00 p.m. (London time) Bank of England (or any successor organisation) $/£ fix for calculating the Sterling GE Price will be derived from Bloomberg (or any replacement service) page “BOE” (or such other page as may replace such page).

PART 9

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION	No. 679 of 2004

COMPANIES COURT

IN THE MATTER OF

AMERSHAM PLC

AND IN THE MATTER OF

THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(Under section 425 of the Companies Act 1985)

between

AMERSHAM PLC

and

THE HOLDERS OF SCHEME SHARES

(as hereinafter defined)

(A)	In this Scheme (as hereinafter defined), unless inconsistent with the subject or context, the following expressions have the following meanings:

“Acquisition”	means the proposed acquisition by GE of Amersham, by means of this Scheme;
“Amersham” or “the Company”	means Amersham plc;
“Amersham EGM”	means the extraordinary general meeting of the Holders of Amersham Shares or any adjournment thereof;
“Amersham Employee Share Schemes”	means the Amersham Executive Share Option Scheme 1993, the Amersham 2001 Executive Share Option Scheme, the Amersham Share Option Scheme 1992, the Amersham 2002 Sharesave Plan, the Amersham North America Stock Option Plan 2000, the Amersham Long Term Incentive Plan, the Amersham US Employee Stock Purchase Plan, the Agreement Granting Restricted Share Awards to Peter Loescher, the Amersham Health Irish Share Participation Scheme, the Amersham Canadian Employee Stock Purchase Plan and the Amersham Foundation — Employee Share Purchase Plan;
“Amersham Shares”	means the ordinary shares of 5 pence each in the capital of the Company as they may be reclassified pursuant to Clause 2 of this Scheme;
“A Ordinary Shares”	means the A ordinary shares of 5 pence each in the capital of the Company resulting from the reclassification of the A Reclassification Shares pursuant to Clause 2 of this Scheme;
“A Reclassification Shares”	has the meaning ascribed to it in Clause 1 of this Scheme;
“B Ordinary Shares”	means the B ordinary shares of 5 pence each in the capital of the Company resulting from the reclassification of the B Reclassification Shares pursuant to Clause 2 of this Scheme;
“B Reclassification Shares”	has the meaning ascribed to it in Clause 1 of this Scheme;
“business day”	means a day (excluding Saturdays, Sundays and United Kingdom public holidays) on which banks are generally open for business in London and New York, or either as specified;
“CDI”	means a CREST depositary interest representing an entitlement to a share, general details of CREST depositary interests being contained in the CREST International Manual (November 2002);
“Companies Act”	means the Companies Act 1985, as amended;
“Conditions”	means the conditions set out in Part 3 of the Explanatory Statement;
“Consideration”	means the consideration due from GE to the Relevant Holders pursuant to Clause 4 of this Scheme;
“Court”	means the High Court of Justice in England and Wales;
“Court Meeting”	means the meeting of the Holders of Amersham Shares as convened by order of the Court under section 425 of the Companies Act or any adjournment thereof;
“CREST”	means a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is operator (as defined in the CREST Regulations);
“CRESTCo”	means CRESTCo Limited;
“CREST Regulations”	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);

“Decision Form”	means the form sent to Optionholders to enable them to make an election in accordance with Clause 1 of this Scheme;
“DTCC”	means the Depositary Trust and Clearing Corporation;
“Effective Date”	means the date on which an office copy of the Final Court Order has been delivered to the Registrar of Companies for registration and is registered by him;
“Election Return Date”	means 15 March 2004 or such later date as may be publicly announced by the Company and GE, such announcement being made not less than seven days prior to a date which would otherwise be an Election Return Date;
“Exchange Ratio”	has the meaning ascribed to it in Clause 4(c) of this Scheme;
“Explanatory Statement”	means the explanatory statement required to be furnished pursuant to section 426 of the Companies Act and which was circulated with this Scheme;
“Final Court Hearing”	means the hearing at which the Court’s confirmation of the reduction of capital provided for in Clause 3(a) of this Scheme will be sought under section 137 of the Companies Act;
“Final Court Order”	means the order of the Court confirming under section 137 of the Companies Act the reduction of capital provided for in Clause 3(a) of this Scheme;
“Final Hearing Date”	means the date on which the Final Court Order is made;
“Final Sterling GE Price”	means the Sterling GE Price as determined on the day immediately preceding the Final Hearing Date;
“Form of Election”	means the form sent to Holders of Amersham Shares to enable them to make an election in accordance with Clause 1 of this Scheme;
“GE”	means General Electric and GE Investments;
“GE CDI”	means a CDI representing an entitlement to a New GE Share;
“General Electric”	means General Electric Company;
“GE Investments”	means GE Investments, Inc.;
“GE Shares”	means shares of common stock of $0.06 par value each in the capital of General Electric;
“Holder”	means a registered holder and any person entitled by transmission;
“Initial Court Hearing”	means the hearing at which the Court’s sanction of the Scheme will be sought under section 425 of the Companies Act;
“Initial Court Order”	means the order of the Court sanctioning this Scheme under section 425 of the Companies Act;
“London Stock Exchange”	means the London Stock Exchange plc;
“Maximum Exchange Ratio”	means the maximum number of New GE Shares to be delivered under the terms of the Scheme as consideration for each Amersham Share, being 0.5571 New GE Shares for each Amersham Share, subject as provided in Clause 4(f) of this Scheme;
“New Amersham Shares”	means the new ordinary shares of 5 pence each in the capital of the Company to be created in accordance with Clause 3(b) of this Scheme;
“New GE Shares”	means the GE Shares to be delivered in accordance with this Scheme, whether new, treasury or previously issued;
“NYSE”	means the New York Stock Exchange, Inc.;

“Optionholders”	means holders of options and awards over Amersham Shares under the Amersham Employee Share Schemes;
“Reclassification Date”	means the date on which an office copy of the Initial Court Order is delivered to the Registrar of Companies and this Scheme becomes effective pursuant to Clause 7(a) of this Scheme;
“Reclassification Record Time”	means 5.30 p.m. on the Reclassification Date;
“Registrar of Companies”	means the Registrar of Companies in England and Wales;
“Relevant Holder”	means a Holder of Scheme Shares at the Scheme Record Time;
“Scheme”	means this scheme of arrangement under section 425 of the Companies Act between the Company and the Relevant Holders subject to any modification, addition or condition approved or imposed by the Court;
“Scheme Record Time”	means 6.00 p.m. on the Reclassification Date or, if the Final Court Order is not made on the day following the Reclassification Date or is expressed to take effect on a date later than the date on which it is made, 6.00 p.m. on the last business day preceding the date on which the Final Court Order is made or (if later) is expressed to take effect;
“Scheme Shares”	means:
(i) the Amersham Shares in issue at the date of this Scheme;
(ii) any Amersham Shares issued after the date of this Scheme and prior to the Voting Record Time; and
(iii) any Amersham Shares issued at or after the Voting Record Time and prior to the Reclassification Record Time, on terms that the Holder thereof shall be bound by this Scheme, and including, for the avoidance of doubt, the A Ordinary Shares and the B Ordinary Shares resulting from the reclassification of the Amersham Shares in accordance with Clause 2 of this Scheme;
“Sterling GE Price”	means on any day, the average price of a GE Share calculated on the basis of the daily volume weighted average price of a GE Share (in dollars) on the NYSE for the ten consecutive trading days prior to, but not including, that day, converted into sterling using the daily 3.00 p.m. Bank of England (or any successor organisation) $/£ fix;
“Sterling GE Price at Posting”	means £17.84, being the Sterling GE Price as determined on 17 February 2004;
“trading day”	means a day on which trading takes place on the NYSE and the London Stock Exchange, or either as specified;
“Voting Record Time”	means 6.00 p.m. on 15 March 2004 or, in the case of an adjournment of the Court Meeting or the Amersham EGM, 6.00 p.m. on the day two days preceding the date of the adjourned Court Meeting or Amersham EGM;
“$” and “dollars”	means the lawful currency of the United States of America; and
“£”, “sterling” and “pence”	means the lawful currency of the United Kingdom.

All times referred to in this Scheme are references to London time unless otherwise specified.

The daily volume weighted average price of a GE Share on the NYSE for calculating the Sterling GE Price will be derived from Bloomberg (or any replacement service) page “AQR” (or such other page as may replace such page) using prices representing all trading information for that relevant 24 hour period (“Eastern Standard Time”).

The daily 3.00 p.m. (London time) Bank of England (or any successor organisation) $/£ fix for calculating the Sterling GE Price shall be derived from Bloomberg (or any replacement service) page “BOE” (or such other page as may replace such page).

(B)	The Company was incorporated in England and Wales on 16 February 1971 with the name The Radiochemical Centre Limited under the Companies Acts 1948 to 1967 as a private company limited by shares. On 5 May 1981 the Company changed its named to Amersham International Limited and was re-registered on 10 February 1982 as a public limited company under the Companies Act. On 22 October 1997 the Company changed its name to Nycomed Amersham plc and on 12 July 2001 it changed its name to Amersham plc.

(C)	The authorised share capital of the Company at 13 February 2004 was £45,000,000 divided into 900,000,000 Amersham Shares, of which 705,377,070 are in issue and fully paid up or credited as fully paid up, and the remainder are unissued.

(D)	General Electric is a corporation incorporated in the State of New York, United States and its address is at 3135 Easton Turnpike, Fairfield, Connecticut 06828, United States.

(E)	GE Investments is a corporation incorporated in the State of Nevada, United States and its address is at 3135 Easton Turnpike, Fairfield, Connecticut 06828, United States.

(F)	As at the date of this Scheme, neither General Electric nor GE Investments nor any of their subsidiaries beneficially own any Amersham Shares.

(G)	The provisions of Clauses 3 to 6 of this Scheme are subject to the subsequent confirmation by the Court of the reduction of capital provided for by Clause 3(a) of this Scheme and accordingly may not be implemented until an office copy of the Final Court Order has been duly delivered to the Registrar of Companies for registration and registered by him.

(H)	Unless otherwise agreed between GE and the Company prior to the Final Court Hearing and subject to the approval of the Court, all of the Conditions must have been satisfied or waived (if capable of waiver) by the Final Hearing Date save for the Condition requiring the confirmation by the Court of the reduction of capital provided for by Clause 3(a) of this Scheme and the registration of an office copy of the Final Court Order by the Registrar of Companies.

(I)	General Electric and GE Investments have each agreed to appear by counsel on the hearing of the petition to sanction this Scheme and the separate hearing to confirm the reduction of capital and to undertake to the Court to be bound thereby and to execute and do or procure to be executed and done, all such documents, acts or things as may be necessary or desirable to be executed or done by them, or on their behalf, for the purpose of giving effect to this Scheme.

THE SCHEME

1.     Shareholder elections

(a)	A Holder of Scheme Shares may, by duly completing a Form of Election or a Decision Form (as appropriate), elect to receive, subject to the remainder of this Scheme, the New GE Shares to be delivered under the terms of this Scheme in respect of all of his or her holding of Scheme Shares by way of the issue or transfer from treasury of New GE Shares to him or her by General Electric rather than the transfer of New GE Shares to him or her by GE Investments.

(b)	An election pursuant to Clause 1(a) shall, subject to Clause 5(e), be valid only if:

(i)	the Form of Election (if appropriate) has been completed and signed by the Holder of Scheme Shares or his or her duly authorised agent (or, in the case of a body corporate, executed under seal or signed on its behalf by a director and the secretary, or by two directors, or a person duly authorised) and, in the case of joint holders, in like manner by or on behalf of each of such holders and returned, in each case in accordance with the instructions printed thereon, so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 3DW, United Kingdom, no later than 10.40 a.m. on the Election Return Date; or

(ii)	the Decision Form (if appropriate) has been completed and signed by the Optionholder and returned in accordance with the instructions printed thereon.

(c)	If valid elections are made pursuant to this Clause 1 in relation to a number of Scheme Shares which exceeds 75 per cent. of the aggregate number of Scheme Shares:

(i)	the number of Scheme Shares to which each such election relates shall be reduced pro rata by such aggregate number of Scheme Shares as shall result in such elections relating to 75 per cent. (rounded down to the extent necessary to avoid the reclassification of fractions of Scheme Shares) of the aggregate number of Scheme Shares, and the Scheme Shares to which such elections relate (following any such reduction where required) shall be the “A Reclassification Shares” in respect of which the Holder thereof shall be entitled to receive New GE Shares from General Electric and the remainder of the Scheme Shares held by Holders of Scheme Shares who made such elections shall be “B Reclassification Shares” in respect of which the Holder thereof shall be entitled to receive New GE Shares from GE Investments; and

(ii)	each Holder of Scheme Shares who did not make a valid election will be entitled to receive New GE Shares under this Scheme from GE Investments and the Scheme Shares held by all such Holders shall be “B Reclassification Shares’, provided that Scheme Shares held by a Holder of Scheme Shares to whom Clause 5(e) of this Scheme applies shall not be capable of being A Reclassification Shares.

(d)	If valid elections are made pursuant to this Clause 1 in relation to a number of Scheme Shares which is less than or equal to 75 per cent. of the aggregate number of Scheme Shares:

(i)	each Holder of Scheme Shares who made such an election shall be entitled to receive New GE Shares under this Scheme from General Electric and the Scheme Shares held by all such Holders shall be “A Reclassification Shares”; and

(ii)	such other Scheme Shares as the Company shall determine, in its absolute discretion, being such number (if any) of the Scheme Shares which, together with the Scheme Shares to which the above elections relate, equals 75 per cent. (rounded down to the extent necessary to avoid the reclassification of fractions of Scheme Shares) of the aggregate number of Scheme Shares, shall be “A Reclassification Shares”; and the remainder of such other Scheme Shares shall be “B Reclassification Shares”, provided that Scheme Shares held by a Holder of Scheme Shares to whom Clause 5(e) of this Scheme applies shall not be capable of being A Reclassification Shares.

(e)	Neither the Company nor any person acting on its behalf shall have any liability to any person for any loss or alleged loss arising from the exercise of the Company’s discretion in determining the Scheme Shares to be reclassified as A Reclassification Shares or B Reclassification Shares under this Clause 1.

(f)	Any election made by a person in accordance with this Clause 1 shall (unless otherwise agreed by Amersham and GE) relate to all of the Scheme Shares held by him or her at the Reclassification Record Time.

2.     Share reclassification

At the Reclassification Record Time, the Scheme Shares which are A Reclassification Shares shall be reclassified as A Ordinary Shares having the rights and being subject to the restrictions set out in the new Article 4.A.2 set out below. At the Reclassification Record Time, the Scheme Shares which are B Reclassification Shares shall be reclassified as B Ordinary Shares having the rights and being subject to the restrictions set out in the new Article 4.A.3 set out below. The Articles of Association of the Company shall be amended accordingly by the insertion of the following Article:

“4.A.1 In this Article 4.A, references to the “Scheme” are to the scheme of arrangement (as it may be modified or amended in accordance with its terms) between the Company and the

Holders of Scheme Shares under section 425 of the Companies Act dated 17 February 2004 and terms defined in the Scheme shall have the same meanings in this Article. References in these Articles to “Ordinary Shares” shall, unless the context otherwise requires, include the A Ordinary Shares and the B Ordinary Shares.

4.A.2 The Holders of A Ordinary Shares shall be entitled to receive, in consideration for the cancellation of their A Ordinary Shares under the Scheme, the New GE Shares to which they are entitled from General Electric.

4.A.3 The Holders of B Ordinary Shares shall be entitled to receive, in consideration for the cancellation of their B Ordinary Shares under the Scheme, the New GE Shares to which they are entitled from GE Investments.

4.A.4 Save as set out in Articles 4.A.2 and 4.A.3, the rights attaching to the A Ordinary Shares and the B Ordinary Shares shall be identical and the A Ordinary Shares and the B Ordinary Shares shall rank equally as if they were one class of shares together with the Ordinary Shares.

4.A.5 If the reduction of capital provided for in Clause 3(a) of the Scheme has not become effective within 5 business days of the Reclassification Date (or such later date as the Company and GE may propose and the Court may approve before or after the expiry of the period of 5 business days after the Reclassification Date), this Article 4.A shall be revoked, shall cease to have any effect and all shares of the Company shall be reclassified as Ordinary Shares and shall rank pari passu in all respects and form one uniform class.

4.A.6 Forthwith upon the reduction of capital provided for in Clause 3(a) of the Scheme becoming effective, this Article 4.A shall be revoked, shall cease to have any effect and all shares of the Company shall be reclassified as Ordinary Shares and shall rank pari passu in all respects and form one uniform class.”

3.     Cancellation of the A Ordinary Shares and the B Ordinary Shares

Following the reclassification referred to in Clause 2 of this Scheme taking effect and the requisite entries having been made in the register of members of the Company:

(a)	the capital of the Company shall be reduced by cancelling the A Ordinary Shares and the B Ordinary Shares; and

(b)	forthwith and contingently upon the reduction of capital referred to in Clause 3(a) above taking effect:

(i)	the share capital of Amersham shall be increased to its former amount by the creation of such number of new ordinary shares of 5 pence each in the capital of Amersham (“New Amersham Shares”) as is equal to the number of Scheme Shares cancelled pursuant to Clause 3(a) above; and

(ii)	the credit arising in the books of account of the Company as a result of the reduction of capital referred to in Clause 3(a) above shall be capitalised and applied by the Company in paying up in full at par the New Amersham Shares created pursuant to Clause 3(b)(i) which shall be allotted and issued, credited as fully paid:

(A)	in respect of the same number of New Amersham Shares as the number of A Ordinary Shares cancelled, to General Electric; and

(B)	in respect of the same number of New Amersham Shares as the number of B Ordinary Shares cancelled, to GE Investments.

4.     Consideration for cancellation of Scheme Shares

(a)	In consideration for the cancellation of the A Ordinary Shares as provided for in Clause 3(a) of this Scheme, General Electric shall issue or transfer from treasury to such Relevant Holders as hold such A Ordinary Shares such number of New GE Shares as is determined in accordance with the provisions of Clauses 4(c) to (f) of this Scheme as described in Clause 5 of this Scheme.

(b)	In consideration for the cancellation of the B Ordinary Shares as provided for in Clause 3(a) of this Scheme, GE Investments shall deliver to such Relevant Holders as hold such B Ordinary

Shares such number of New GE Shares as is determined in accordance with the provisions of Clauses 4(c) to 4(f) of this Scheme as described in Clause 5 of this Scheme.

(c)	Subject to the following provisions of this Clause 4, the number of New GE Shares to be delivered to a Relevant Holder pursuant to Clause 4(a) or Clause 4(b) (as appropriate) shall be determined in accordance with the Exchange Ratio which shall be calculated as follows:

a	=	b	(	c d	)

where:

a =	the number of New GE Shares to be delivered;

b =	the number of Scheme Shares held by the Relevant Holder at the Scheme Record Time;

c =	800 pence or, where the Final Sterling GE Price is more than £18.02, 808 pence; and

d =	the Final Sterling GE Price or, where the Final Sterling GE Price is equal to or more than £17.84 but no more than £18.02, £17.84,

and the result of c divided by d shall be rounded down to four decimal places (the “Exchange Ratio”) but shall not in any event exceed the Maximum Exchange Ratio.

(d)	If the GE Shares trade both with and without an entitlement to receive any dividend on one or more days within the ten trading day period by reference to which the Final Sterling GE Price is calculated (such that trading is both “cum” and “ex” dividend during such period), each Relevant Holder shall receive in accordance with Clause 5 of this Scheme, as additional consideration for the cancellation of the Scheme Shares, a cash amount. This shall be equal to the amount of the dividend payable on a GE Share multiplied by the number of New GE Shares delivered to each Relevant Holder under the Scheme further multiplied by the percentage of “cum” dividend trading days included in the ten trading days by reference to which the Final Sterling GE Price is calculated.

(e)    Fractions

No fraction of a New GE Share shall be delivered to any Relevant Holder. All fractions to which, but for this Clause 4(e), Relevant Holders would have been entitled shall be aggregated and sold in the market as soon as practicable after the Effective Date and the net proceeds shall be paid in cash to the Relevant Holders entitled thereto in accordance with Clause 5 of this Scheme, rounding downwards to the nearest pence. None of GE nor any person acting on behalf of it shall have any liability to any person for any loss or alleged loss arising from the price, timing or manner of any sale in connection therewith.

(f)    Anti-dilution

If, before the Effective Date, General Electric has made any change to its share capital or has made an extraordinary distribution, in cash or in specie other than in exchange for fair value in cash or in specie (a “GE share capital change”), such adjustment shall be made to the Maximum Exchange Ratio as Goldman Sachs International, J.P. Morgan plc and Morgan Stanley & Co. Limited agree is fair and reasonable such that the downside protection implied by the Maximum Exchange Ratio is replicated by reference to what the Sterling GE Price would have been on 9 October 2003 had the relevant GE share capital change already occurred (and, for the avoidance of doubt, taking no other changes in the Sterling GE Price after 8 October 2003 into account). If, before the Effective Date, the Company has made any change to its share capital or has made an extraordinary distribution, in cash or in specie, other than in exchange for fair value in cash or in specie (“Amersham share capital change”), such adjustments shall be made to the Maximum Exchange Ratio and the Exchange Ratio as Goldman Sachs International, J.P. Morgan plc and Morgan Stanley & Co. Limited agree are fair and reasonable such that the Exchange Ratio and the downside protection implied by the Maximum Exchange Ratio are, in each case, replicated by reference to what the price of Amersham Shares would have been when the Exchange Ratio and Maximum Exchange Ratio were calculated on 9 October 2003 had the relevant Amersham share capital change already occurred (and, for the avoidance of doubt, taking no other changes in the price of Amersham Shares after 10 October 2003 into account).

(g)     Dividends

(i)	The New GE Shares to be delivered pursuant to this Clause 4 shall be fully paid (non assessable), and shall rank pari passu in all respects with GE Shares in issue on the Effective Date. The New GE Shares shall rank pari passu for any dividend and other distributions (if any) declared or paid by reference to a record date on or after the Effective Date and shall be free from all liens, charges, equitable interests, encumbrances and other third party rights and interests of any nature whatsoever.

(ii)	The Company may, after the Effective Date and notwithstanding the cancellation of the Scheme Shares, pay a dividend as explained in the Explanatory Statement to Holders of Amersham Shares as appearing in the relevant register of members of the Company on the trading day prior to the Initial Court Hearing (or at such earlier record time as may be determined by the directors of Company).

5.     Settlement

(a)	As soon as reasonably practicable after the Effective Date, General Electric and GE Investments shall deliver such New GE Shares as are required to be delivered to give effect to the Scheme to the persons respectively entitled thereto, such consideration to be settled as set out in Clause 5(b) below.

(b)	Settlement of the consideration shall be effected as follows:

(i)	in the case of Scheme Shares which at the Scheme Record Time are in certificated form, the New GE Shares to which the Relevant Holder is entitled shall be delivered in certificated form and a share certificate for those shares shall be issued as soon as reasonably practicable, and in any event no later than the fourteenth day following the Effective Date; or

(ii)	in the case of Scheme Shares which at the Scheme Record Time are in uncertificated form, the New GE Shares to which the Relevant Holder is entitled shall be delivered to CREST International Nominees’ account at DTCC and CREST Depositary Limited shall then issue GE CDIs to Lloyds TSB Registrars Corporate Nominees Limited, who shall thereupon deliver, through CREST to the stock account in CREST in which each such Relevant Holder held Scheme Shares, such Relevant Holder’s entitlement to GE CDIs as soon as reasonably practicable, and in any event no later than the fourteenth day following the Effective Date provided that GE may (if, for any reason, it wishes to do so) settle all or part of such consideration in the manner referred to in Clause 5(b)(i) of this Scheme; and

(iii)	in the case of Scheme Shares to be sold in accordance with Clause 5(e)(i) or 5(e)(ii), where those Scheme Shares at the Scheme Record Time are in certificated form, GE shall deliver or procure delivery to the Relevant Holder, or as they may direct, in accordance with the provisions of Clause 5(c) below, cheques and/or warrants for the sums payable to them respectively or, where those Scheme Shares at the Scheme Record Time are in uncertificated form, ensure that an assured payment obligation in respect of the sums payable to the Relevant Holder is created in accordance with the CREST assured payment arrangements provided that GE may (if, for any reason, it wishes to do so) make payment of the said sums by cheque and/or warrant as aforesaid.

(c)	All deliveries of certificates and/or cheques or dividend warrants required to be made pursuant to this Scheme shall be made by sending the same by first class post in reply-paid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the register of members of the Company at the Scheme Record Time or, in the case of joint holders, at the address of that one of the joint holders whose name stands first in the said register in respect of such joint holding at such time or in accordance with any special instructions regarding communications, and none of Amersham, its registrar, GE, the nominee referred to in Clause 5(e)(i) below or the person appointed by GE in accordance with Clause 5(e)(ii) below shall be responsible for any loss or delay in the transmission of any certificates, cheques or warrants sent in accordance with this sub-clause which shall be sent at the risk of the persons entitled thereto.

(d)	All cheques and warrants shall be in sterling drawn on a UK clearing bank and shall be made payable to the holder or, in the case of joint holders, to that one of the joint holders whose name stands first in the register of members of Amersham in respect of such joint holding at the Scheme Record Time or to such other persons (if any) as such persons may direct in writing and the encashment of any such cheque or warrant or the creation of any such assured payment obligation as is referred to in Clause 5(b)(iii) above shall be a complete discharge for the moneys represented thereby.

(e)	The provisions of this Clause 5 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Relevant Holder with a registered address outside the United Kingdom, the United States or Norway or whom GE reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom, the United States or Norway, GE is advised that the delivery of New GE Shares or the crediting of GE CDIs in either case pursuant to this Clause 5 would or may infringe the laws of such jurisdiction or would or may require GE to comply with any governmental or other consent or any registration, filing or other formality with which GE is unable to comply or compliance with which GE regards as unduly onerous, any election made by such Relevant Holder pursuant to Clause 1(a) of this Scheme shall be treated as invalid and GE may in its sole discretion, either:

(i)	determine that such New GE Shares shall not be delivered or credited to such Relevant Holder under this Clause 5 but shall instead be delivered or credited to a nominee for such Relevant Holder appointed by GE on terms that the nominee shall, as soon as is practicable following the Effective Date, sell the New GE Shares so delivered or credited, as the case may be, and shall account for the net proceeds of such sale; or

(ii)	determine that such New GE Shares shall be delivered or credited to such Relevant Holder and sold on his or her behalf, in which event the New GE Shares shall be delivered or credited to such Relevant Holder and GE shall appoint a person to act pursuant to this Clause 5(e)(ii) and such person shall be treated as having been authorised by such Relevant Holder to procure that any New GE Shares in respect of which GE has made such determination shall, as soon as is practicable following the Effective Date, be sold.

Any sale under Clause 5(e)(i) or, or any sale made pursuant to Clause 5(e)(ii), shall be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale and including any amount in respect of value added tax payable by reference to the sale) shall, within seven days after such sale, be paid to the Relevant Holder entitled thereto in accordance with Clause 5(b)(iii) above. To give effect to any sale under Clause 5(e)(i) or 5(e)(ii) above, the nominee referred to in Clause 5(e)(i) and/or the person appointed by GE in accordance with Clause 5(e)(ii) above (as the case may be) shall be authorised as attorney on behalf of the Relevant Holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of Amersham, GE, the nominee or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

6.     Certificates relating to Scheme Shares

With effect from the Effective Date, all certificates representing Scheme Shares shall cease to be valid for any purpose. In addition, with effect from the Effective Date, in respect of those holding their Scheme Shares in uncertificated form, CRESTCo shall be instructed to cancel such entitlements to Scheme Shares.

7.     Operation of this Scheme

(a)	This Scheme shall become effective as soon as an office copy of the Initial Court Order shall have been delivered to the Registrar of Companies for registration.

(b)	Unless this Scheme shall become effective on or before 31 December 2004, or such later date (if any) as the Company and GE may propose and the Court may approve this Scheme shall never become effective.

(c)	The provisions of Clauses 3 to 6 of this Scheme shall not become effective unless the Final Court Order has been made and an office copy of the Final Court Order has been delivered to the Registrar of Companies and has been registered by him by no later than the date which is 5 business days after the Reclassification Date (or such later date as the Company and GE may propose and the Court may approve before or after the expiry of the period of 5 business days after the Reclassification Date).

8.  Modification

The Company and GE may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

17 February 2004

PART 10

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE	Folio 679 of 2004
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF AMERSHAM PLC

and
IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an order dated 13 February 2004 made in the above matters, the Court has directed a meeting to be convened of the holders of ordinary shares of 5 pence each (“Ordinary Shares”) in the capital of the above named Amersham plc (the “Company”) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to section 425 of the Companies Act 1985 proposed to be made between the Company and the Holders of Scheme Shares (as therein defined) and that such meeting will be held at The Savoy Hotel, River Entrance, Savoy Place, London, WC2R 0EU, England on 17 March 2004 at 10.30 a.m., at which place and time all holders of Ordinary Shares are requested to attend.

A copy of the said scheme of arrangement and a copy of the statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Holders of Ordinary Shares entitled to attend and vote at the meeting may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A blue form of proxy for use at the meeting is enclosed with this notice. Completion and return of a blue form of proxy will not prevent a holder of Ordinary Shares from attending and voting at the meeting, or any adjournment thereof, in person if he or she wishes to do so.

In the case of joint holders of Ordinary Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

It is requested that blue forms of proxy be lodged with the Company’s registrar, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex, BN99 3DW, United Kingdom, not less than 48 hours before the time appointed for the meeting or any adjournment thereof but if forms are not so lodged they may be handed to the chairman at the meeting.

You may return the blue forms of proxy by post in the reply-paid envelope provided or electronically by logging onto the website www.sharevote.co.uk and using the authentication reference number shown on your form of proxy. Full details of the procedure to be followed if you wish to return your form of proxy electronically are given on the website. Forms of Proxy returned by fax will not be accepted.

Entitlement to attend and vote at the meeting or any adjournment thereof, and the number of votes which may be cast thereat, will be determined by reference to the register of members of the Company at 6.00 p.m. on 15 March 2004 or, if the meeting is adjourned, 6.00 p.m. on the day two days before the date fixed for such adjourned meeting.

By the said order, the Court has appointed Johan Odfjell, or, failing him, Giles Kerr, or, failing him, Sir William Castell, to act as chairman of the meeting and has directed the chairman to report the result of the meeting to the Court.

The said scheme of arrangement will be subject to the subsequent sanction of the Court.

Dated 17 February 2004

Freshfields Bruckhaus Deringer

65 Fleet Street
London EC4Y 1HS

Solicitors for the Company

PART 11

NOTICE OF EXTRAORDINARY GENERAL MEETING

AMERSHAM PLC

(Registered in England and Wales
No. 1002610)

Notice is hereby given that an extraordinary general meeting of Amersham plc (the “Company”) will be held at The Savoy Hotel, River Entrance, Savoy Place, London, WC2R 0EU, England on 17 March 2004 at 10.40 a.m. (or as soon thereafter as the meeting of the holders of ordinary shares of 5 pence each in the capital of the Company convened for 10.30 a.m. on the same day, and at the same place, by an order of the High Court of Justice, shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution:

Special Resolution

THAT:

(A)	the scheme of arrangement dated 17 February 2004 (the “Scheme”) between the Company and the Holders of Scheme Shares (both as defined in the Scheme), in its original form (a print of which has been produced to this meeting and for the purposes of identification has been signed by the Chairman of the meeting) subject to any modification, addition or condition approved or imposed by the Court, be approved and the directors of the Company be authorised to take all such action as they consider necessary or appropriate for carrying the Scheme into effect;

(B)	for the purpose of giving effect to the Scheme:

(a)	the A Reclassification Shares and the B Reclassification Shares (both as defined in the Scheme) shall at the Reclassification Record Time (as defined in the Scheme) be reclassified as A Ordinary Shares and B Ordinary Shares, respectively (both as defined in the Scheme), each such class of shares having the rights and being subject to the restrictions set out in the new Article 4.A below and the Articles of Association of the Company shall be amended with effect from the passing of this resolution by the inclusion of the following new Article 4.A:

“4.A.1 In this Article 4.A, references to the “Scheme” are to the scheme of arrangement (as it may be modified or amended in accordance with its terms) between the Company and the Holders of the Scheme Shares under section 425 of the Companies Act dated 17 February 2004 and terms defined in the Scheme shall have the same meanings in this Article. References in these Articles to “Ordinary Shares” shall, unless the context otherwise requires, include the A Ordinary Shares and the B Ordinary Shares.

4.A.2 The Holders of A Ordinary Shares shall be entitled to receive, in consideration for the cancellation of their A Ordinary Shares under the Scheme, the New GE Shares to which they are entitled from General Electric.

4.A.3 The Holders of B Ordinary Shares shall be entitled to receive, in consideration for the cancellation of their B Ordinary Shares under the Scheme, the New GE Shares to which they are entitled from GE Investments.

4.A.4 Save as set out in Articles 4.A.2 and 4.A.3, the rights attaching to the A Ordinary Shares and the B Ordinary Shares shall be identical and the A Ordinary Shares and the B Ordinary Shares shall rank equally as if they were one class of shares together with the Ordinary Shares.

4.A.5 If the reduction of capital provided in Clause 3(a) of the Scheme has not become effective within 5 business days of the Reclassification Date (or such later date as the Company and GE may propose and the Court may approve before or after the expiry of the period of 5 business days after the Reclassification Date), this Article 4.A shall be revoked, shall cease to have any effect and all shares of the Company shall be reclassified as Ordinary Shares and shall rank pari passu in all respects and form one uniform class.

4.A.6 Forthwith upon the reduction of capital provided for in Clause 3(a) of the Scheme becoming effective, this Article 4.A shall be revoked, shall cease to have any effect and all shares of the Company shall be reclassified as Ordinary Shares and shall rank pari passu in all respects and form one uniform class.”

(b)	subject to the reclassification referred to in paragraph (a) above having taken effect and the requisite entries having been made in the register of members of the Company, the share capital of the Company shall be reduced by cancelling and extinguishing all the Scheme Shares (as defined in the Scheme);

(c)	forthwith and contingently on the reduction of capital referred to in paragraph (b) above taking effect:

(i)	the share capital of the Company shall be increased to its former amount by the creation of such number of New Amersham Shares (as defined in the Scheme) as is equal to the number of Scheme Shares cancelled pursuant to paragraph (b) above; and

(ii)	the credit arising in the books of account of the Company as a result of the reduction of capital referred to in paragraph (b) above shall be capitalised and applied in paying up in full at par the New Amersham Shares referred to in paragraph (c)(i) above, which shall be allotted and issued credited, as fully paid:

(A)	in respect of the same number of New Amersham Shares as the number of A Ordinary Shares cancelled, to General Electric Company; and

(B)	in respect of the same number of New Amersham Shares as the number of B Ordinary Shares cancelled, to GE Investments, Inc.;

(d)	the directors of the Company be generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to give effect to this resolution and accordingly to effect the allotment of the New Amersham Shares referred to in paragraph (c)(ii) above, provided that (i) this authority shall expire on the fifth anniversary of this resolution; (ii) the maximum nominal amount of shares which may be allotted hereunder shall be £45,000,000; and (iii) this authority shall be without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed; and

(e)	a dividend of 5.92 pence shall be and is hereby declared payable, subject to the completion of the Acquisition (as defined in the Scheme), on each ordinary share of 5 pence each in the capital of the Company to the holders thereof on the register of members at the close of business on the trading day immediately prior to the Initial Court Hearing (as defined in the Scheme) (or at such earlier record date as may be determined by the directors of the Company); and

(C)	forthwith upon the passing of this resolution, the Articles of Association of the Company shall be amended by the adoption and inclusion of the following new Article 4.B:

4.B.1. In this Article 4.B, references to the “Scheme” are to the scheme of arrangement (as it may be modified or amended in accordance with its terms) between the Company and the Holders of the Scheme Shares under section 425 of the Companies Act dated 17 February 2004 and terms defined in the Scheme shall have the same meanings in this Article.

“4.B.2 Notwithstanding any other provision of these Articles, if the Company issues any Amersham Shares on or after the adoption of this Article and prior to the Reclassification Record Time, such shares shall be allotted and issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

4.B.3 Subject to and with effect from the Effective Date, if following the Reclassification Record Time any shares in the Company are issued to any person or persons (each a “New Member”) other than General Electric, one of its subsidiary undertakings or its nominee, they will be allotted and issued on terms that they must be immediately transferred to General Electric in consideration for the issue or transfer from treasury by General Electric to the New Member of such number of New GE Shares (and the payment of any such additional consideration) as that

New Member would have been entitled to had each Amersham Share transferred hereunder been a Scheme Share, subject to Article 4.B.4 below.

4.B.4 The number of New GE Shares to be delivered to the New Member under Article 4.B.3 above may be adjusted by the Company in such manner as the auditors of the Company may determine to be appropriate on any reorganisation or material alteration (including, without limitation, any sub-division and/or consolidation) of the share capital of either the Company or General Electric carried out on or after the Effective Date.

4.B.5 To give effect to any such transfer required by this Article 4.B, the Company may appoint any person to execute a form of transfer on behalf of the New Member in favour of General Electric and to agree for and on behalf of the New Member to become a member of General Electric. Pending the registration of General Electric as the holder of any share to be transferred pursuant to this Article 4.B, General Electric shall be empowered to appoint a person nominated by the directors of General Electric to act as attorney on behalf of the New Member in accordance with such directions as General Electric may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holders of such share shall exercise all rights attaching thereto in accordance with such directions. Payment of any and all amounts due (whether in respect of fractional entitlements, additional cash amounts or otherwise), in respect of any shares in the Company transferred under this Article 4.B.5 will be made within 14 days of the date of transfer of such shares.”

By order of the board

R.E.B. Allnutt

Company Secretary

17 February 2004

Registered office:

Amersham Place
Little Chalfont
Buckinghamshire
HP7 9NA

Notes:

(1)	A member entitled to attend and vote at the meeting may appoint one or more persons to attend and, on a poll, to vote instead of him or her.

(2)	A proxy need not be a member of the Company.

(3)	A pink form of proxy is enclosed. To be valid, the pink form of proxy, together with the authority (if any) under which it is executed or a notarially certified copy of such authority, must be returned to the Company’s registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 3DW, United Kingdom, by no later than 48 hours before the time of the meeting or any adjournment thereof. Forms of proxy returned by fax will not be accepted. You may return the pink form of proxy electronically by logging onto the website www.sharevote.co.uk and using the authentication reference number shown on your form of proxy. Full details of the procedure to be followed if you wish to return your form of proxy electronically are given on the website. Electronic proxy appointments must be received at least 48 hours before the time fixed for the meeting or any adjournment thereof.

(4)	The completion and return of a pink form of proxy will not preclude a member from attending and voting in person at the meeting.

(5)	Holders of entitlements to shares in the Company through the Verdipapirsentralen, the Norwegian paperless securities registration and settlement register (“VPS”), should complete the green VPS voting instruction card in relation to voting rights attached to the shares to which they hold an entitlement through the VPS and return it to DnB NOR Bank ASA, Verdipapirservice, 0021 Oslo, Norge, in accordance with the instructions printed thereon as soon as possible and in any event by 3.00 p.m. (Oslo time) on 10 March 2004.

(6)	Registered holders of American Depository Shares (“ADSs”) issued in respect of shares in the Company should complete the white ADS voting instruction card in relation to voting rights attached to the Company’s shares represented by their ADSs and return it to Citibank Shareholder Services, PO Box 8527, Edison, New Jersey, USA, 08818-9395, in accordance with the instructions printed thereon as soon as possible and in any event by 10.00 a.m. (New York time) on 10 March 2004. Those who hold their ADSs indirectly must rely on the procedures of the bank, broker, financial institution or share plan administrator through which they hold their ADSs if they wish to vote.

(7)	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those shareholders registered on the register of members of the Company as at 6.00 p.m. on 15 March 2004 or, if the meeting is adjourned, on the register of members by 6.00 p.m. on the day two days prior to the date of any adjourned meeting shall be entitled to attend and vote at the meeting in respect of the number of shares in the Company registered in their name at that relevant time. Changes to entries on the register of members after 6.00 p.m. on 15 March 2004 or, if the meeting is adjourned, on the register of members 6.00 p.m. on the day two days prior to the date of any adjourned meeting, will be disregarded in determining the right of any person to attend and vote at the meeting.

(8)	Copies of the Company’s existing Articles of Association and copies of the Articles of Association as proposed to be amended by the special resolution set out in the notice of the meeting are available for inspection at Freshfields Bruckhaus Deringer, 65 Fleet Street, London, EC4Y 1HS, United Kingdom, during normal business hours on a weekday (excluding Saturdays and public holidays) until opening of business on the day on which the meeting is held and will also be available for inspection at the place of the meeting for at least 15 minutes prior to and during the meeting.

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